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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-75208

PROSPECTUS

9,000,000 Shares

AMC Entertainment Inc.
Common Stock
$10.50 per share

        We are selling 9,000,000 shares of our common stock in this offering. We have granted the underwriters an option to purchase up to 1,350,000 additional shares of common stock to cover over-allotments.

        Our common stock is listed on the American Stock Exchange under the symbol "AEN." The last reported sale price of our common stock on the American Stock Exchange on March 13, 2002, was $11.00 per share.

        Our common stock has one vote per share. Our Class B Stock has ten votes per share. Holders of our common stock generally vote as a class with holders of our Class B Stock and holders of our Series A Convertible Preferred Stock (other than the original purchasers of our Series A Convertible Preferred Stock and their affiliates) on an as converted basis, on all matters other than the election of directors. Holders of our common stock generally have the right to elect two of the eight members of our board of directors.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$10.50	$94,500,000
Underwriting discount	$0.63	$5,670,000
Proceeds to AMC Entertainment, before expenses	$9.87	$88,830,000

        The underwriters expect to deliver the shares to purchasers on or about March 19, 2002.

Sole Bookrunner and Lead Manager	Joint Lead Manager
Salomon Smith Barney	Goldman, Sachs & Co.

Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston
Lehman Brothers
UBS Warburg

March 13, 2002

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

        The following summary highlights some of the information from this prospectus and does not contain all of the information that may be important to you. Before deciding to invest in our common stock, you should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes and the documents incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option. Except as otherwise indicated or otherwise required by the context, references in this prospectus to "we," "us," "our," the "issuer," "AMC Entertainment" or "AMCE" refer to the combined business of AMC Entertainment Inc. and all of its subsidiaries. The term "AMC" refers to our subsidiary, American Multi-Cinema, Inc.

Who We Are

        We are one of the leading theatrical exhibition companies in the world, based on revenues. For the 52 weeks ended December 27, 2001, we had revenues of $1.3 billion and Adjusted EBITDA (as defined below under "Summary Financial and Operating Data") of $149.4 million. We also had a net loss for this period of $65.4 million. As of December 27, 2001, we operated 177 theatres with a total of 2,836 screens, with 92.5%, or 2,622, of our screens in North America, and 7.5%, or 214, of our screens in China (Hong Kong), Japan, France, Portugal, Spain and Sweden.

        Our revenues are generated primarily from box office admissions and theatre concession sales, which represented approximately 67% and 27%, respectively, of our revenues for the 52 weeks ended December 27, 2001. The balance of our revenues are generated from ancillary sources, including on-screen advertising, video games located in theatre lobbies and the rental of theatre auditoriums. We typically show initial release, or "first run," cinema motion pictures which we license from distributors owned by major film production companies and independent distributors.

        As of December 27, 2001, on a pro forma basis after giving effect to our recent sale of $175 million of our 9 7/8% senior subordinated notes due 2012 and the application of proceeds therefrom, we had $596.5 million of debt (excluding unused availability of $327.2 million under our credit facility), $57.7 million in capital and financing lease obligations and $153.7 million in cash and equivalents.

        Key characteristics of our business that we believe differentiate us from and give us a competitive advantage over many other theatrical exhibition companies include our modern theatre circuit, our predominantly megaplex theatre format and our prime theatre locations.

        Modern Theatre Circuit.    We continually upgrade the quality of our theatre circuit by adding new screens through new builds, acquisitions and expansions and disposing of older screens through closures and sales. We have added 2,118 new screens, or approximately 75% of our total current screens, since April 1995. During this period, we also disposed of 156 theatres with 941 screens.

        Megaplex Theatre Format.    We are an industry leader in the development and operation of megaplex theatres, typically defined as having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times. We believe that the introduction of the megaplex has led to the current industry replacement cycle, which has accelerated the obsolescence of older, smaller theatres by setting new standards for moviegoers. As of December 27, 2001, approximately 71%, or 2,027, of our screens were located in megaplex theatres. As of December 27, 2001, our average number of screens per theatre was 16.0, which we believe was the highest among the major North American theatre exhibitors, compared with 5.4 for all North American theatrical exhibition companies, based upon the National Association of Theatre Owners 2001-02 Encyclopedia of Exhibition.

        Prime Theatre Locations.    Our theatres are generally located in large, urban markets near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience. Approximately 74% of our domestic screens are located in areas among the 25 largest "Designated Market Areas," or "DMAs" (television market areas as defined by Nielsen Media research).

Our Strategy

        Our strategic plan has three principal elements:

  •
  maximizing the performance of our existing operations by focusing on the fundamentals of our business;

  •
  growing and improving our theatre portfolio through strategic acquisitions, selective new builds and the continued disposition of older, underperforming theatres; and

  •
  enhancing and extending our business and brands.

        Focus on Fundamentals.    We believe the fundamentals of our business include maximizing revenues and managing our overhead costs and capital expenditures. Since fiscal 1999, we have implemented key strategic initiatives in each of these areas, which have resulted in the following:

  •
  Theatre revenues per patron increased 11.4% in fiscal 2000 and 5.6% in fiscal 2001, which resulted in a per patron increase of greater than $1.00 over this period. Theatre revenues per patron increased 5.8% during the thirty-nine weeks ended December 27, 2001, compared to the same period in the prior year.

  •
  General and administrative expenses decreased by approximately $20 million, from $52.3 million in fiscal 1999 to $32.5 million in fiscal 2001. We achieved this by centralizing our divisional operational structure and reducing our staffing above the theatre level by approximately 30%.

  •
  We reduced our net capital expenditures from $261 million in fiscal 1999 to $110 million in fiscal 2001 and to $76 million in the 52 week period ended December 27, 2001, consistent with our objective of becoming free cash flow positive (which we define as net loss plus depreciation and amortization and impairment charges, less net capital expenditures).

        We continue to evaluate opportunities for further revenues, cost savings and cash flow improvements in these and other areas. We believe that our successful execution of these strategic initiatives is one of the reasons that we are one of the few major domestic theatrical exhibition companies that has not filed for bankruptcy in recent years.

        Strategic Acquisitions.    The megaplex format, which we introduced in the United States in 1995, began a replacement cycle for the industry. This industry-wide construction of megaplexes rendered many theatres obsolete and helped lead to the bankruptcy of twelve of our competitors since 1999. We believe that these bankruptcies and the curtailment of expansion that naturally occurs at the end of a replacement cycle has set the stage for the consolidation of our industry. We intend to actively evaluate strategic acquisition opportunities that complement our theatre portfolio in terms of asset quality and are consistent with our market development strategy.

        Selective New Builds.    As a pioneer of the megaplex theatre format and based upon the strength of our balance sheet, we believe that we will continue to have attractive site opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria.

We typically select new theatre sites on the basis of retail concentration, access to surface transportation and demographic trends. We have in-house real estate representatives who work with brokers to identify potential new sites, develop the economic profile of the sites and present the opportunities to senior management. As of December 27, 2001, we had six theatres with 109 screens under construction.

        Disposition of Theatres.    We believe that a major factor that has further differentiated us from our competitors and has contributed to our success in a restructuring industry environment has been our proactive efforts to close older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have disposed of 941 screens. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases. As of December 27, 2001, we had 24 multiplex theatres with 195 screens, or less than 7% of our total screens, that we have identified for closure over the next two to three years. These older theatres have been experiencing declining attendance due primarily to competition from newer megaplexes but, as a group, had positive operating cash flow for the 52 weeks ended December 27, 2001.

        Enhancing and Extending our Brands and Business.    We believe that there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing. Examples of this include:

  •
  we provide on-screen advertising and lobby marketing to over 11,000 screens through our wholly owned subsidiary, National Cinema Network, Inc. ("NCN"), one of the nation's leading in-theatre marketing companies;

  •
  we are currently installing a digital projection technology developed by NCN into several of our theatres. The Digital Theatre Distribution System™ streamlines the delivery of in-theatre advertising and is also suitable for alternative content;

  •
  our MovieWatcher® frequent moviegoer loyalty program is the largest program in the industry, with over 3 million members; and

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  we are a founding partner and own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 6,000 screens, including our own.

The Industry

        Moviegoing has demonstrated steady growth, with the North American box office increasing by a 5.8% compound annual growth rate ("CAGR") over the last 30 years. Since the introduction of the megaplex theatre format in 1995, these positive growth trends have become more pronounced, with the box office growing by a 6.9% CAGR from 1995 to 2000. In 2001, according to The Hollywood Reporter, industry attendance was 1.5 billion, an increase of 5% over the prior year, and box office revenues were $8.4 billion, an increase of 9% over the prior year.

        As a result of the economic appeal of megaplex theatres and exhibitors' development of new megaplexes without a corresponding closing of older multiplexes, from 1995 to 1999, the North American indoor screen count grew by a CAGR of 7.8%, from 26,995 to 36,448 screens. However, attendance per screen declined during this period by a CAGR of 3.7%. We believe that this decline reflects the industry's excess screen capacity, in which older multiplexes or less competitively positioned theatres are being rendered obsolete by newer megaplexes, resulting in declining profitability.

        Since 1999, several of our major North American theatrical competitors have filed for bankruptcy protection as a result of this overcapacity of screens, among other reasons. Since that time, the industry's indoor screen capacity has declined to 35,597 in 2000 and, according to AC Nielsen EDI, Inc., industry screens are estimated to have declined further by approximately 500 during 2001.

Proposed Acquisition of GC Companies

        We have entered into a definitive stock purchase agreement, dated as of January 15, 2002, to acquire all of the stock of GC Companies, Inc. pursuant to a plan of reorganization sponsored by us, each of which is subject to a number of conditions, including bankruptcy court approval. See "Proposed Acquisition of GC Companies." GC Companies and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on October 11, 2000.

        According to its Form 10-K for the fiscal year ended October 31, 2001 (which we refer to as the GC Companies' 2001 Form 10-K), as of October 31, 2001, GC Companies and its subsidiaries, as debtors-in-possession, operated 73 theatres with 677 screens in the United States, had a 50% interest in a joint venture which operated nine theatres with 87 screens in Argentina, six theatres with 50 screens in Chile, a theatre with 15 screens in Brazil and a joint venture with an eight-screen theatre in Uruguay, and owned a portfolio of venture capital investments in unrelated businesses. We estimate that upon consummation of our proposed acquisition, GC Companies and its subsidiaries will have 66 theatres with 621 screens in the United States. GC Companies' domestic screens are modern, with 60% located in theatres constructed since 1995. We believe that approximately 81% are located in areas among the 25 largest DMAs. We anticipate that GC Companies' theatre circuit will strengthen our market presence in key markets including Atlanta, Chicago, Dallas, Los Angeles, Philadelphia and Washington, D.C. by positioning us as the first or second largest exhibitor in terms of box office revenues. Additionally, the proposed acquisition will give us a presence in five of the 25 largest DMAs (Baltimore, Boston, Cleveland, Indianapolis and Minneapolis) in which we currently have no theatre presence.

        For the 52 weeks ended December 27, 2001, on a pro forma basis after giving effect to the offering of our notes due 2012 and this offering, we generated total revenues of $1.3 billion, pro forma Adjusted EBITDA of $149.4 million and a net loss of $71.6 million. During the same period, on a pro forma basis after giving effect to the offering of our notes due 2012, this offering and the acquisition of GC Companies, we generated total revenues of $1.6 billion, pro forma Adjusted EBITDA of $183.8 million, not including an additional approximate $8.8 million of annual cost savings and $3.0 million of operating synergies that we believe may be achieved as we integrate GC Companies into our existing business, and a net loss of $72.9 million. We expect to realize these cost savings from reductions in general and administrative and related costs and from the elimination of redundant operations and offices. Although we believe these estimations and forward looking statements are reasonable, we cannot assure you that we will be able to achieve these cost savings and operating synergies, and actual results may differ materially from our estimates. See "Summary Pro Forma Financial Data" and "Risk Factors—Risks Related to Our Business—Our growth strategy involves significant risks" and "—Risks Related to the Acquisition of GC Companies."

        We expect that we will fund the proposed acquisition of GC Companies under the plan of reorganization with a combination of debt, equity and cash for a total consideration of between approximately $165 million and $180 million based upon an estimated date of confirmation of the proposed plan at the end of March 2002, among other factors. The debt contemplated will be senior subordinated notes and the equity contemplated will be our common stock. The exact amount that we will pay will depend upon, among other things, (i) a final determination of allowed claims that will be made by the bankruptcy court; (ii) the form of consideration chosen by certain creditors to whom alternatives are available; (iii) the form of recovery and consideration we choose to issue to certain creditors; (iv) the amount of cash otherwise available to GC Companies at the effective date of the plan of reorganization; and (v) the length of time it takes to consummate the transaction. Our purchase price estimates exclude certain contingent payments and liabilities assumed or not discharged in bankruptcy. See "Proposed Acquisition of GC Companies—Structure of Proposed Acquisition."

        The following examples illustrate the minimum and maximum amount (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments) of senior subordinated notes we might offer in the transaction:

  •
  If all of GC Companies' creditors elect to receive cash instead of senior subordinated notes where permitted to do so, we could be required to pay up to $128.8 million in cash and issue up to $29.4 million in shares of our common stock or approximately 2.8 million shares, assuming a value of $10.50 per share (the public offering price of our common stock in this offering), and we would not issue any senior subordinated notes.

  •
  If all of GC Companies' creditors elect to receive senior subordinated notes instead of cash where permitted to do so, we could be required to pay $32.0 million in cash, issue $29.4 million in shares of our common stock or approximately 2.8 million shares, assuming a value of $10.50 per share, and issue $110.6 million of senior subordinated notes.

        For further information on the range of prices that we might pay to acquire GC Companies, see "Proposed Acquisition of GC Companies—Structure of Proposed Transaction."

        The plan of reorganization must be voted on by GC Companies' creditors and equity holders and confirmed by the bankruptcy court. A hearing on the confirmation of the plan of reorganization commenced on March 12, 2002. The definitive stock purchase agreement and certain related agreements generally are terminable if, among other reasons, the bankruptcy court does not confirm the plan of reorganization, or if other events do not occur, by specified dates, the latest of which is April 20, 2002. Objections by parties in interest could result in delays, increased costs and modifications to, or denial of confirmation of, the plan of reorganization. Our proposed transaction is also subject to regulatory approvals under applicable antitrust laws and other conditions. We believe that the acquisition will be completed by approximately the end of March 2002, but we cannot assure you that it will be completed by that time, if ever. See "Proposed Acquisition of GC Companies—Status of Reorganization Proceedings."

        For a discussion of recent events in GC Companies' bankruptcy court proceedings, including our updated estimates of the purchase price we may pay to acquire GC Companies, see "—Recent Developments."

Risk Factors

        Investing in our common stock involves risks. You should refer to the section entitled "Risk Factors" for an explanation of the material risks before investing in our common stock.

Additional Information

        Our principal executive offices are located at 106 West 14th Street, Kansas City, Missouri 64105-1977. Our telephone number is (816) 221-4000.

Recent Developments

        Sale of senior subordinated notes.    On January 16, 2002, we completed a private sale under Rule 144A and Regulation S under the Securities Act of 1933, as amended, of $175.0 million aggregate principal amount of our 9 7/8% senior subordinated notes due 2012. Our net proceeds in the notes offering before expenses were $167.9 million. We used $40 million of the net proceeds to pay outstanding indebtedness under our credit facility and will use the balance to pursue our current business strategy, including acquisitions of other theatres and theatre circuits, including our proposed acquisition of GC Companies, and for general corporate purposes. Pending utilization, proceeds from our offering of notes due 2012 have been invested in short-term investments.

        Gulf States transaction.    On January 28, 2002, we entered into letters of intent with the owners of Gulf States Theatres and Entertainment Properties Trust, a real estate investment trust with which we have engaged in several sale/leaseback transactions, respecting a series of transactions pursuant to which, if consummated:

  •
  we would acquire the operations of Gulf States and related assets (exclusive of Gulf States' real estate assets) from Gulf States for an aggregate purchase price of approximately $45 million;

  •
  Entertainment Properties Trust would acquire Gulf States' real estate assets, consisting of five theatres with 68 screens located in the New Orleans, Louisiana area, and lease them to us for a term of 20 years with an initial annual base rent of $7.2 million;

  •
  we would agree to enter into a sale/leaseback transaction with Entertainment Properties Trust for certain new megaplex theatres that we develop in the New Orleans, Louisiana area within three years after the closing date; and

  •
  we would make available for sale/leaseback to Entertainment Properties Trust two theatres with 42 screens.

        On March 9, 2002, we entered into a definitive purchase agreement with the owners of Gulf States Theatres and also entered into leases with Entertainment Properties Trust with respect to the transactions referred to in the first three bullet points in the preceding paragraph. Of our approximate $45 million purchase price, we will pay approximately $5.8 million to Entertainment Properties Trust for specified non-real estate assets which Entertainment Properties Trust will acquire from Gulf States Theatres and will resell to us at cost. We also will pay the owners of Gulf States Theatres $300,000 annually for five years in connection with consulting and non-competition agreements. The sellers will deposit approximately $2 million in escrow to secure the performance of certain repairs. The closing under the purchase agreement is subject to customary conditions and is expected to occur on March 15, 2002. The leases are conditioned upon the closing under the purchase agreement.

        The letter of intent with respect to the transaction referred to in the fourth bullet point in the next preceding paragraph above is non-binding and the proposed transaction is subject to satisfactory completion of due diligence and the negotiation of definitive agreements. Following the acquisition, we expect to assign the leases for two of the theatres with 20 screens, which would reduce our initial annual base rentals to Entertainment Properties Trust with respect to the Gulf States Theatres to approximately $5.2 million.

        GC Companies transaction.    On February 27, 2002, we, together with GC Companies and the official committee of unsecured creditors, entered into a support agreement with The Bank of Nova Scotia wherein the parties conditionally agreed to support a modification to the GC Companies' plan of reorganization. With the execution of this agreement, we now have obtained support agreements from the most significant institutional creditors of GC Companies. On March 1, 2002, GC Companies and the official committee of unsecured creditors filed a modified first amended joint plan of reorganization reflecting, among other matters, the modifications referred to in the Bank of Nova Scotia support agreement and the Fleet/Bank and Bank of America support agreement referred to herein. See "Proposed Acquisition of GC Companies—Status of Reorganization Proceedings." In addition, on March 1, 2002, Fleet National Bank notified us of its election to accept payment under the plan of reorganization of its domestic bank claims in the form of our senior subordinated notes.

        The deadline for submitting ballots on the plan of reorganization was March 4, 2002. The plan of reorganization received the requisite approval of each class of creditors and shareholders whose vote on the plan is required for approval. The plan document with respect to which ballots were solicited was the first amended plan of reorganization. Pursuant to the Fleet/Bank of America support agreement and the Bank of Novia Scotia support agreement, GC Companies and the official committee of unsecured creditors have filed a motion for a determination from the bankruptcy court that the modifications reflected in the modified first amended plan of reorganization are deemed accepted by all creditors and equity owners of GC Companies who accepted the first amended joint plan of reorganization.

        As a result of these and other developments, we currently estimate that the purchase price for GC Companies will be $167.3 (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments), consisting of $64.7 million of cash, $73.2 million of our senior subordinated notes and $29.4 million of our common stock, which would represent approximately 2.8 million shares at a price of $10.50 per share (the public offering price in the offering). However, for various reasons noted herein, the ultimate amount that we will distribute to creditors of GC Companies is not presently determinable with certainty. See "Proposed Acquisition of GC Companies—Structure of Proposed Acquisition."

        The hearing on the plan of reorganization commenced on March 12, 2002, continued on March 13 and is scheduled to continue on March 15. We believe that all unresolved objections which might affect confirmation of the plan of reorganization have been ruled on in a manner favorable to the plan. However, as of the date of this prospectus, the bankruptcy court has not issued an order confirming the plan of reorganization.

        The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to our proposed acquisition of GC Companies expired on February 25, 2002.

        For a discussion of certain recent developments in South America that could affect the value of GC Companies' joint venture interests in South America, see "Risk Factors—Risks Related to Our Business—Risks Related to the Acquisition of GC Companies—GC Companies' South American joint venture operates in some markets that are facing political and economic instability, and debt of the South American joint venture will not be discharged in GC Companies' bankruptcy proceedings."

The Offering

Common stock offered in this offering	9,000,000 shares
Common stock outstanding after this offering	28,667,546 shares
Use of proceeds
We will use the estimated net proceeds of approximately $87.5 million that we will receive from this offering to pursue our current business strategy, including acquisition of GC Companies and other theatres and theatre circuits, and for general corporate purposes.
American Stock Exchange symbol	AEN

        The number of shares of common stock to be outstanding after this offering is based upon 19,667,546 shares of common stock that were outstanding on December 27, 2001 and does not include the following:

  •
  36,034,405 shares of common stock reserved for issuance upon conversion of our outstanding Series A Convertible Preferred Stock; additional shares of common stock will be issuable upon the conversion of shares of Series A Convertible Preferred Stock issuable as payment-in-kind dividends on outstanding shares of Series A Convertible Preferred Stock;

  •
  3,801,545 shares of common stock reserved for issuance upon conversion of our outstanding Class B Stock;

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  1,555,530 shares of common stock issuable based upon the exercise of outstanding stock options with a weighted average exercise price of approximately $12.33 per share on December 27, 2001 and 131,210 shares of common stock issuable under outstanding stock awards;

  •
  2,800,000 shares of common stock issuable to creditors of GC Companies in connection with the acquisition, assuming the common stock is valued at $10.50 per share, based on the public offering price of our stock in this offering, under the plan of reorganization, among various other factors; and

  •
  1,350,000 shares of common stock issuable in this offering to the underwriters pursuant to an over-allotment option.

Summary Financial and Operating Data

        The following tables set forth certain of our historical financial and operating data. Our summary financial data for the five fiscal years ended March 29, 2001 and the unaudited interim thirty-nine weeks periods ended December 27, 2001 and December 28, 2000 have been derived from our consolidated financial statements for such periods. Operating results for the interim thirty-nine weeks period ended December 27, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 28, 2002. The summary financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, our unaudited, interim financial statements, including the notes thereto, our other historical financial information and the GC Companies' consolidated financial statements, including in the notes thereto, included elsewhere in or incorporated by reference into this prospectus.

	Thirty-Nine Weeks Ended		Year Ended(1)(2)
	December 27, 2001	December 28, 2000	March 29, 2001	March 30, 2000	April 1, 1999	April 2, 1998	April 3, 1997
	(In thousands, except per share and operating data)
Statement of Operations Data:
Total revenues	$1,002,939	$925,248	$1,214,801	$1,166,942	$1,023,456	$850,750	$751,664
Cost of operations	679,027	628,974	822,189	803,153	698,168	587,363	503,819
Rent expense	176,359	170,667	229,314	198,762	165,370	106,383	80,061
General and administrative expense	25,359	21,989	32,499	47,407	52,321	47,860	52,422
Preopening expense	3,988	2,797	3,808	6,795	2,265	2,243	2,414
Theatre and other closure expense(3)	1,824	13,827	24,169	16,661	2,801	—	—
Restructuring charge	—	—	—	12,000	—	—	—
Depreciation and amortization	73,870	78,760	105,260	95,974	89,221	70,117	52,572
Impairment of long-lived assets	—	3,813	68,776	5,897	4,935	46,998	7,231
(Gain) loss on disposition of assets	(1,826)	(1,795)	(664)	(944)	(2,369)	(3,704)	84

Total costs and expenses	958,601	919,032	1,285,351	1,185,705	1,012,712	857,260	698,603

Operating income (loss)	44,338	6,216	(70,550)	(18,763)	10,744	(6,510)	53,061

Other income (expense)	(3,754)	9,996	9,996	—	—	—	—
Interest expense	43,700	58,070	77,000	62,703	38,628	35,679	22,022
Investment income	843	198	1,728	219	1,368	1,090	856

Earnings (loss) before income taxes and cumulative effect of accounting changes	(2,273)	(41,660)	(135,826)	(81,247)	(26,516)	(41,099)	31,895
Income tax provision	(400)	(15,100)	(45,700)	(31,900)	(10,500)	(16,600)	12,900

Earnings (loss) before cumulative effect of accounting changes	(1,873)	(26,560)	(90,126)	(49,347)	(16,016)	(24,499)	18,995
Cumulative effect of accounting changes(4)	—	(15,760)	(15,760)	(5,840)	—	—	—

Net earnings (loss)	$(1,873)	$(42,320)	$(105,886)	$(55,187)	$(16,016)	$(24,499)	$18,995

Preferred dividends	20,587	—	—	—	—	4,846	5,907

Net earnings (loss) for shares of common stock	$(22,460)	$(42,320)	$(105,886)	$(55,187)	$(16,016)	$(29,345)	$13,088

Earnings (loss) per share before cumulative effect of accounting changes:
Basic	$(0.96)	$(1.13)	$(3.84)	$(2.10)	$(0.69)	$(1.59)	$0.75
Diluted	(0.96)	(1.13)	(3.84)	(2.10)	(0.69)	(1.59)	0.74

Net earnings (loss) per share:
Basic	$(0.96)	$(1.80	)(4)	$(4.51	)(4)	$(2.35	)(4)	$(0.69)	$(1.59)	$0.75
Diluted	(0.96)	(1.80	)(4)	(4.51	)(4)	(2.35	)(4)	(0.69)	(1.59)	0.74
Average shares outstanding:
Basic	23,469	23,469		23,469		23,469		23,378	18,477	17,489
Diluted	23,469	23,469		23,469		23,469		23,378	18,477	17,784
Balance Sheet Data (at period end):
Cash and equivalents	$48,428	$65,081		$34,075		$119,305		$13,239	$9,881	$24,715
Total assets	1,065,708	1,129,384		1,047,264		1,188,805		975,730	795,780	719,055
Corporate borrowings	486,226	699,155		694,172		754,105		561,045	348,990	315,072
Capital and financing lease obligations	57,699	57,875		56,684		68,506		48,575	54,622	58,652
Stockholders' equity (deficit)	168,202	9,726		(59,045)		58,669		115,465	139,455	170,012
Net debt(5)	495,497	691,949		716,781		703,306		596,381	393,731	349,009
Other Financial Data:
Capital expenditures, net(6)	$47,200	$80,545		$109,655		$176,619		$260,813	$105,417	$253,380
Adjusted EBITDA(7)	122,194	106,235		133,416		117,620		107,597	109,144	115,362
Net cash provided by operating activities	71,977	53,793		43,458		89,027		67,167	91,322	109,339
Net cash used in investing activities	(70,260)	(63,709)		(84,018)		(198,392)		(239,317)	(133,737)	(283,917)
Net cash (used in) provided by financing activities	12,932	(43,237)		(43,199)		215,102		175,068	27,703	188,717
Net debt to Adjusted EBITDA	3.3x (8)	6.0x	(8)	5.4x		6.0x		5.5x	3.6x	3.0x
Adjusted EBITDA to interest expense	2.8x	1.8x		1.7x		1.9x		2.8x	3.1x	5.2x
Operating Data:
Screen additions	130	85		115		450		380	608	314
Screen dispositions	62	184		250		282		87	123	76
Average screens	2,790	2,833		2,818		2,754		2,560	2,097	1,818
Attendance (in thousands)	118,425	114,903		151,171		152,943		150,378	130,021	121,391
Period end screens	2,836	2,804		2,768		2,903		2,735	2,442	1,957
Period end theatres	177	186		180		211		233	229	228
Screens per theatre	16.0	15.1		15.4		13.8		11.7	10.7	8.6
Theatre revenues per patron	$8.19	$7.74		$7.75		$7.34		$6.59	$6.35	$6.05

(1)
Fiscal 1997 consists of 53 weeks. All other years have 52 weeks.

(2)
There were no cash dividends declared on common stock during the last five fiscal years.

(3)
Theatre and other closure expense relates to actual and estimated lease exit costs on older theatres and vacant restaurant space related to a terminated joint venture.

(4)
Fiscal 2001 includes a $15,760 cumulative effect of an accounting change related to revenue recognition for gift certificates and discounted theatre tickets (net of income tax benefit of $10,950), which reduced earnings per share by $0.67 per share of common stock. Fiscal 2000 includes a $5,840 cumulative effect of an accounting change for preopening expenses (net of income tax benefit of $4,095), which reduced earnings per share by $0.25 per share of common stock.

(5)
Represents corporate borrowings and capital and financing lease obligations less cash and equivalents.

(6)
Represents capital expenditures less proceeds from sale/leasebacks and financing lease obligations.

(7)
Represents earnings (loss) before cumulative effect of an accounting change plus interest, income taxes, depreciation and amortization and adjusted for preopening expense, theatre and other closure expense, impairment of long-lived assets, (gain) loss on disposition of assets and equity in earnings of unconsolidated affiliates and excludes one-time other income of $7,379 (in fiscal 2001) related to an accounting change and one-time other expense of $3,754 (in fiscal 2002) incurred in connection with our issuance of Preferred Stock. We have included Adjusted EBITDA because we believe that Adjusted EBITDA provides investors with additional information for estimating our value and evaluating our ability to service debt. We believe that EBITDA is a financial measure commonly used in our industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). Adjusted EBITDA as determined by us may not be comparable to EBITDA as reported by other companies. In addition, Adjusted EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

(8)
Ratio based on Adjusted EBITDA for the fifty-two week period.

Summary Pro Forma Financial Data

        The summary pro forma financial data set forth below has been derived from, and should be read in conjunction with, the unaudited condensed pro forma financial statements, including the accompanying notes, appearing elsewhere in this prospectus. See "AMC Entertainment Inc. Condensed Pro Forma Financial Statements."

        Our unaudited pro forma financial information for the fiscal year ended March 29, 2001 and as of and for the fifty-two week period ended December 27, 2001 have been adjusted to give effect to our recently completed offering of our notes due 2012, this offering and the proposed acquisition of GC Companies at an estimated purchase price of $167.3 million as set forth in the notes to our unaudited condensed pro forma financial statements included elsewhere herein. Such pro forma information does not purport to represent what our results of operations would have been had the offering of our notes due 2012, this offering and the proposed acquisition of GC Companies occurred on the dates presented or to project our financial position or results of operations for any future period. Although we have signed a definitive agreement to acquire GC Companies pursuant to a plan of reorganization, both of these documents are subject to a number of conditions, including bankruptcy court approval, and, accordingly, there can be no assurance that we will complete this acquisition.

        The summary pro forma financial data presented herein should be read in conjunction with our and GC Companies' audited financial statements and other historical and pro forma financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Fifty-Two Weeks Ended December 27, 2001		Fifty-Two Weeks Ended March 29, 2001
	Pro forma for the Note Offering and this Offering	Pro forma for the Note Offering, this Offering and the Acquisition of GC Companies	Pro forma for the Note Offering and this Offering	Pro forma for the Note Offering, this Offering and the Acquisition of GC Companies
	(In thousands)
Statement of Operations Data:
Total revenues	$1,292,492	$1,586,111	$1,214,801	$1,505,272
Cost of operations	872,242	1,074,017	822,189	1,029,122
Rent expense	235,006	290,708	229,314	284,174
Operating loss	(32,428)	(27,421)	(70,550)	(114,002)
Interest expense	72,931	79,885	74,096	81,050
Loss before cumulative effect of an accounting change	(71,640)	(72,886)	(88,422)	(119,304)
Other Financial Data:
Pro forma Adjusted EBITDA(1)	$149,375	$195,550	$133,416	$177,209
Net debt to pro forma Adjusted EBITDA	2.8x	2.8x
	As of December 27, 2001
	Pro forma for the Note Offering and this Offering	Pro forma for the Note Offering, this Offering and the Acquisition of GC Companies
	(in thousands, except for screens and theatres)
Balance Sheet Data:
Cash and equivalents	$241,141	$185,942
Total assets	1,263,447	1,453,215
Total debt	654,188	727,388
Stockholders' equity	255,678	285,078
Operating Data:
Last 52 weeks attendance	154,693	187,435
Period end screens	2,836	3,457	(2)
Period end theatres	177	243	(2)

(1)
Pro forma Adjusted EBITDA represents earnings (loss) before cumulative effect of an accounting change plus interest, income taxes, depreciation and amortization adjusted for pre-opening expense, theatre and other closure expense, impairment of long-lived assets, (gain) loss on disposition of assets, equity in earnings of unconsolidated affiliates and excludes one time other income and expense items and reorganization costs. Pro forma Adjusted EBITDA for the fifty-two weeks ended December 27, 2001 also includes $8.8 million in cost savings and $3.0 million in operating synergies expected to be realized through the integration of GC Companies. Pro forma Adjusted EBITDA for the fifty-two weeks ended March 29, 2001 also includes $15.6 million in such cost savings and $3.0 million in such operating synergies. These adjustments reflecting estimated cost savings and operating synergies do not qualify as pro forma adjustments under Regulation S-X promulgated under the Securities Act and constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected due to a number of factors, including without limitation, (i) an inability to consolidate facilities, (ii) an inability to reduce headcount, (iii) an inability to terminate certain contracts and (iv) an inability to successfully integrate GC Companies into our existing operations.

  We have included pro forma Adjusted EBITDA because we believe that pro forma Adjusted EBITDA provides investors additional information for estimating our value and evaluating our ability to service debt. We believe that EBITDA is a financial measure commonly used in our industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). Pro forma Adjusted EBITDA as determined by us may not be comparable to EBITDA as reported by other companies. In addition, pro forma Adjusted EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

(2)
Does not include 17 theatres with 160 screens operated through a South American joint venture in which GC Companies has a 50% joint interest. Results for the joint venture are accounted for using the equity method of accounting and are not consolidated.

  Pro forma Adjusted EBITDA is calculated as follows:

	Fifty-Two Weeks Ended December 27, 2001		Fifty-Two Weeks Ended March 29, 2001
	Pro forma for the Note Offering and this Offering	Pro forma for the Note Offering, this Offering and the Acquisition of GC Companies	Pro forma for the Note Offering and this Offering	Pro forma for the Note Offering, this Offering and the Acquisition of GC Companies
	(In thousands)
Pro forma Operating Loss	$(32,428)	$(27,421)	$(70,550)	$(114,002)
Adjustments:
Gain on disposition	(695)	(735)	(664)	(670)
Impairment of long-lived assets and restructuring	64,963	64,963	68,776	93,913
Depreciation and amortization	100,370	122,601	105,260	130,588
Reorganization items	—	7,181	—	18,169
Theatre and other closure expense	12,166	12,166	24,169	24,169
Preopening expense	4,999	4,999	3,808	3,808
Other income (excluding $7,379 one-time item)	—	—	2,617	2,617

Subtotal	149,375	183,754	133,416	158,592
Anticipated cost savings:
Facility closures, non-assumption of contracts and employee terminations	—	8,796	—	15,617
Integration of GC Companies operating services into AMC contracts	—	3,000	—	3,000

Pro forma Adjusted EBITDA	$149,375	$195,550	$133,416	$177,209

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our common stock. This prospectus and documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks Related to the Industry

There are significant operating risks in the theatrical exhibition industry that affect us.

        We depend upon the availability and popularity of motion pictures.    A significant disruption in the production of motion pictures, a lack of motion pictures or poor performance of motion pictures could adversely affect our business and operating results. Our results of operations will vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres.

        We rely on distributors of the films.    We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Our business may be adversely affected if our access to motion pictures is limited or delayed because of a deterioration in our relationships with one or more distributors or for some other reason. For example, certain of our theatres in Canada have been unable to obtain some popular films because of our competitors' relationships with distributors. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

        Price terms of film licenses affect our results.    Film license fees are our largest operating expense. We must negotiate license fees on a film-by-film, theatre-by-theatre basis. Due to regulatory considerations, we cannot enter into long-term arrangements with distributors to assure access to product and to set our film costs. Our results are materially affected by distributors' pricing strategies over which we have no control and the oversupply of screens in the industry that has enabled distributors to be more aggressive on pricing in recent periods.

        We are subject to competition which is sometimes intense.    Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense, primarily with respect to the following factors:

  •
  Attracting patrons.  The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

  •
  Licensing motion pictures.  We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

  •
  Low barriers to entry.  We must compete with exhibitors and others in our efforts to locate and acquire attractive sites for our theatres. In areas where real estate is readily available, there are few barriers to entry preventing a competing exhibitor from opening a theatre near one of our theatres.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems.

        There is an industry-wide oversupply of screens.    In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theatre. The industry-wide strategy of aggressively building megaplexes generated significant competition and rendered many older, multiplex theatres obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. As a result, there is an oversupply of screens in the North American exhibition industry. This has affected and may continue to affect the performance of some of our theatres.

        Our access to capital may be affected by the bankruptcies of other companies.    As a result of the oversupply of screens, increased costs, changes in release patterns and other factors, including a downturn in attendance in 2000, the exhibition industry has experienced significant liquidity pressures. We and other theatre exhibition companies have experienced impairment write-offs, losses on theatre dispositions and downward adjustment of credit ratings, and some of our competitors have defaulted under their loan agreements. Since 1999, several major theatre exhibition companies, including six of the ten largest North American exhibitors in the industry in terms of revenues, have filed for bankruptcy. These factors may make it difficult for us and others in the industry to borrow money or access the capital markets and, as a result, the market price of our securities, including our common stock, may be affected.

        General political, social and economic conditions can affect our attendance.    We believe that the popularity of film product generally determines box office results. However, our success also depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 28% of our revenues in fiscal 2001, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Political events, such as terrorist attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance.

        Digital Technology.    The industry is in the early stages of conversion from film based media to electronic based media. There are a variety of constituencies associated with this anticipated change which may significantly impact industry participants, including content providers, distributors, equipment providers and venue operators. Should the conversion process rapidly accelerate, there can be no assurance that we will have access to adequate capital to finance the conversion costs associated with this potential change. Furthermore, it is impossible to accurately predict how the roles and allocation of costs between various industry participants will change if the industry changes from film based media to electronic based media. Alternate delivery systems such as the Internet may adversely affect future attendance patterns and our ability to raise ticket prices.

        The theatrical exhibition business is seasonal.    Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is generally seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons, and our results of operations may vary significantly from quarter to quarter.

        The theatre exhibition industry is subject to regulatory restraints.    The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from those cases, to which we were not a party, bind certain major motion picture distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. See "Business—Film Licensing."

Risks Related to Our Business

Our growth strategy involves significant risks.

        Both the acquisition of existing theatre circuits and the development of new theatre locations involve significant risks.

  Risks of acquiring existing circuits and theatres.

  •
  Expansion requires financing.  We estimate that our net capital expenditures will aggregate approximately $75 million in each of fiscal years 2002 and 2003. In addition, we are proposing to acquire GC Companies through a plan of reorganization that has been filed in GC Companies' bankruptcy proceedings. We estimate the cost of this acquisition to be between $165 million and $180 million, based upon an estimated date of confirmation of the proposed plan of reorganization at the end of March 2002, among various factors. Our purchase price estimates exclude certain contingent payments and liabilities assumed or not discharged in bankruptcy. See "Proposed Acquisition of GC Companies—Structure of Proposed Acquisition." We may have to seek additional financing or issue additional shares of common or preferred stock to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional theatres may not be sufficient to service the related indebtedness that we are permitted to incur. If we issue additional shares to finance acquisitions, the interests of our existing stockholders may be diluted.

  •
  We must identify suitable acquisition candidates and compete with other buyers for existing circuits and theatres.  We may have difficulty identifying suitable acquisition candidates. Even if we do identify such candidates, we anticipate significant competition from other exhibition companies and financial buyers when trying to acquire these candidates, and there can be no assurance that we will be able to acquire such candidates at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. As a result of the foregoing, we may not succeed in acquiring suitable candidates or may have to pay more than we would prefer to make an acquisition.

  •
  We may have difficulty managing growth.  Whether we continue to expand through new construction or through acquisitions, there is risk that we might not be able to effectively manage our growth or that our information or other systems might not be sufficient to accommodate such growth.

  •
  We may not benefit from our acquisition strategy.  In any acquisition, including our acquisition of GC Companies, if completed, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. In addition, we have never made a significant acquisition. Any acquisition may involve operating risks, such as:

    •
    the difficulty of assimilating the acquired operations and personnel and integrating them into our current business;

    •
    the potential disruption of our ongoing business;

    •
    the diversion of management's attention and other resources;

    •
    the possible inability of management to maintain uniform standards, controls, procedures and policies;

    •
    the risks of entering markets in which we have little or no experience;

    •
    the potential impairment of relationships with employees;

    •
    the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

    •
    the possibility that the acquired theatres do not perform as expected.

        Risks of expanding through new construction.    The availability of attractive site locations is subject to various factors that are beyond our control. These factors include:

  •
  local conditions, such as scarcity of space or increase in demand for real estate, demographic changes and changes in zoning and tax laws; and

  •
  competition for site locations from both theatre companies and other businesses.

        In addition, we typically require 18 to 24 months in North America, and at least 32 months elsewhere, from the time we identify a site to the opening of the theatre. We may also experience cost overruns from delays or other unanticipated costs. Furthermore, these new sites may not perform to our expectations.

        As a result of the foregoing, we cannot assure you that we will be able to acquire attractive site locations or existing theatres or theatre circuits on terms we consider acceptable or that this strategy will result in improvements to our business, financial condition or profitability.

Risks Related to the Acquisition of GC Companies.

        There can be no assurance that we will acquire GC Companies.    Although we have entered into a definitive stock purchase agreement to acquire GC Companies through a plan of reorganization sponsored by us and filed in GC Companies' bankruptcy proceedings, there can be no assurance that we will be able to complete this transaction. The deadline for submitting ballots on the plan of reorganization was March 4, 2002. The plan of reorganization received the requisite approval of each class of creditors and shareholders whose vote on the plan is required for approval. The plan also must be confirmed by the bankruptcy court. The plan document with respect to which ballots were solicited was the first amended plan of reorganization. Pursuant to the Fleet/Bank of America support agreement and the Bank of Nova Scotia support agreement referred to in "Summary—Recent Developments," GC Companies and the official committee of unsecured creditors have filed a motion for a determination from the bankruptcy court that the modifications reflected in the modified first amended plan of reorganization are deemed accepted by all creditors and equity owners of GC Companies who accepted the first amended joint plan or reorganization.

        A hearing on the confirmation of the plan of reorganization commenced on March 12, 2002. Objections by parties in interest could result in delays, increased costs and modifications to, or denial of confirmation of, the plan of reorganization.

        The acquisition is also subject to regulatory approvals under applicable antitrust laws and other conditions. There can be no assurance that the plan of reorganization will be approved by the creditors or confirmed by the bankruptcy court or that the required conditions will be satisfied. If we do not complete the purchase, we will not be able to realize the benefits we expect from the acquisition or to expand our operations into the areas served by GC Companies. If we are unable to complete the purchase, it could affect the trading price of our common stock.

        See "Summary—Recent Developments."

        The offering is not contingent upon the acquisition of GC Companies and we will retain broad discretion as to the use of most of the proceeds of the offering. This offering is not contingent on or in any way dependent on the acquisition of GC Companies and we will have broad discretion over the use of the proceeds of the offering and our recently completed offering of senior subordinated notes due 2012. You may not agree with how we spend the proceeds of this offering and the sale of senior subordinated notes, and our use of the proceeds may not yield significant return or any return at all. Because of the number and variability of factors that determine our use of proceeds, our ultimate use of them might vary substantially from our currently planned uses. If we do not apply the proceeds effectively, our business will suffer.

        We may be unable to successfully integrate GC Companies into our business or realize the cost savings that we anticipate.    This is our first major acquisition. Our ability to integrate GC Companies into our business and realize the cost savings that we anticipate (including the $8.8 million of annual savings relating to facilities closures and related items and the $3.0 million of annual cost savings relating to operating synergies referred to in the pro forma financial statements for the fifty-two week period ended December 27, 2001) are subject to a number of uncertainties, including those referred to above under "—Risks of acquiring existing circuits and theatres." Many of these uncertainties are related to conditions beyond our control, such as general negative economic trends and competition. We may be unable to achieve the anticipated cost savings and synergies from the acquisition.

        In addition, the pro forma financial information contained in this prospectus reflects adjustments to GC Companies' operating results that reflect the impact of GC Companies' plan of reorganization and the structure of our proposed acquisition. These adjustments may not accurately reflect the actual costs and revenues of the operations of GC Companies that we will be acquiring and may not be indicative of the results that would have been achieved if we had completed the acquisition on the dates reflected in the pro forma financial statements.

        GC Companies' South American joint venture operates in some markets that are facing political and economic instability, and debt of the South American joint venture will not be discharged in GC Companies' bankruptcy proceedings.    GC Companies' South American joint venture is highly leveraged. The joint venture's Argentine and Chilean subsidiaries have debt facilities that have matured with outstanding borrowings aggregating approximately $46 million as of October 31, 2001 that are secured by liens on the stock and certain assets of the subsidiaries. GC Companies has guaranteed 50% of the joint venture's debt. Our acquisition of GC Companies will result in the discharge of GC Companies' several guaranties in accordance with the terms of the confirmed plan of reorganization. However, the joint venture and its subsidiaries, including the Argentine and Chilean subsidiaries, are not Chapter 11 debtors and their debts will not be discharged in the GC Companies' Chapter 11 cases. In the GC Companies' 2001 Form 10-K, GC Companies has disclosed that the joint venture is in default of the Argentine and Chilean loan agreements as the debts thereunder became due in December 2001 and payment was not made in accordance with the agreements. If either the Argentine or the Chilean subsidiary's indebtedness are accelerated, it could bankrupt the subsidiary and the joint venture's equity in the subsidiary could be worthless. However, the lenders under these loan agreements have entered into a support agreement (which we call the Fleet/Bank of America support agreement) with us wherein they have conditionally agreed to support a modification to the plan of reorganization that provides for GC Companies acquiring, at par, a 25% undivided, non-voting, economic participation interest in the joint venture's loans for an aggregate purchase price of $10.95 million. As provided in the Fleet/Bank of America support agreement, GC Companies would purchase the participation interest within five days after entry of the bankruptcy court's order confirming the plan of reorganization, whereupon the GC Companies' guaranties would be released and the lenders would extend the final maturity date of the loans to the joint venture to the first anniversary of the effective date of the plan of reorganization. The lenders also would agree that financial covenants would not be applicable to the borrowers prior to such final maturity date and would agree not to accelerate the loans without GC Companies' consent as long as accrued interest is paid in full on a current basis. GC Companies would own the participation interest when we acquire its stock on the effective date of the plan of reorganization.

        In its 2001 Form 10-K, GC Companies reported that recent fiscal policies imposed after October 31, 2001 by the government of Argentina, as well as continuing economic difficulties and political turmoil, have resulted in public demonstrations which required the shutdown of several theatres for a short period of time and a decline in theatre attendance subsequent to October 31, 2001. Also, in January 2002, the government of Argentina announced the adoption of a currency system allowing the peso to float freely rather than pegging it to the U.S. dollar, which has resulted in a significant devaluation of the peso. This could adversely impact the Argentine subsidiary's ability to repay its dollar denominated debt, including the loans in which GC Companies will acquire a participation interest as contemplated by the Fleet/Bank of America support agreement, and to pay rent under certain dollar denominated leases.

        If we complete the acquisition, the price we actually pay for GC Companies may differ from our assumptions.    We have estimated the purchase price for GC Companies based on payment options available to key creditors of GC Companies under the plan of reorganization. While the final purchase price may range from approximately $165 million to $180 million and may be comprised of varying forms of cash, senior subordinated notes and shares of our common stock, we believe that the estimated $167.3 million purchase price (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments) that we have utilized in the preparation of the pro forma financial information included in this prospectus represents the most likely outcome. The ultimate amount that we will distribute to creditors of GC Companies is not presently determinable with certainty and will depend, among other things, upon:

  •
  a final determination of allowed claims that will be made by the bankruptcy court;

  •
  the form of consideration chosen by certain creditors to whom alternatives are available;

  •
  the form of recovery and consideration we choose to issue to certain creditors;

  •
  the amount of cash otherwise available to GC Companies at the effective date of the plan of reorganization; and

  •
  the length of time it takes to consummate the transaction.

        Our purchase price estimates assume operating borrowings by GC Companies of $13.95 million under its $45 million debtor-in-possession credit facility (or DIP facility) at the effective date of the plan of reorganization, which amount includes $10.95 million for the purchase of participating interests in loans to GC Companies' South American joint venture as contemplated by the Fleet/Bank of America support agreement. If borrowings at the effective time are different from our current estimates, the purchase price and the amount of cash we pay may increase or decrease depending on the final borrowings outstanding under the DIP facility. We are required to repay the DIP facility on the effective date if GC Companies is unable to do so. Our estimates of the purchase price do not include certain contingent obligations under the plan of reorganization to Harcourt General, Inc., which will include the obligations (i) to pay on a discounted basis half of any rent reductions we might realize from renegotiating specified leases within six months after the plan of reorganization is confirmed, (ii) to assume Harcourt's obligations as guarantor of, or to indemnify Harcourt with respect to, further obligations under certain leases assumed by reorganized GC Companies or its reorganized subsidiaries and (iii) to issue to Harcourt shares of our common stock with a value of up to $750,000 if agreements to buy out or replace leases with respect to certain theatres are executed within six months after confirmation of the plan of reorganization. Under the plan of reorganization, reorganized GC Companies and its reorganized subsidiaries will retain liability for certain trade payables and other current liabilities not discharged in the bankruptcy, reorganized GC Companies will continue to have certain obligations to retirees and certain of GC Companies' executory contracts and unexpired leases will be assumed by reorganized GC Companies or one of its reorganized subsidiaries.

We have had significant financial losses in recent years.

        We have reported net losses in the thirty-nine weeks ended December 27, 2001 and in each of fiscal years 2001, 2000, 1999 and 1998. Our cumulative net losses for the period commencing with the beginning of fiscal 1997 through December 27, 2001 were approximately $184 million. If we continue to experience such losses, we may be unable to meet our payment obligations while attempting to expand our circuit and withstand competitive pressures or adverse economic conditions. Further, approximately $150 million, or 98%, of our statutory surplus results from deferred tax assets which are based on net operating loss carry-forwards and other items. We must generate at least $385 million in future taxable income to realize these deferred tax assets. If we determine that it is more likely that we will not realize the benefit of these assets, we must create an appropriate valuation allowance, which would reduce our statutory surplus. In such circumstances, we could be prohibited from paying dividends and the value of our common stock and other capital stock could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Deferred Tax Assets."

Our substantial debt could adversely affect our operations and your investment in our common stock.

        We have a significant amount of debt. On a pro forma basis after giving effect to our recent offering of our notes due 2012, as of December 27, 2001, we had approximately $596.5 million of debt (excluding unused availability of approximately $327.2 million under our revolving credit facility) and $57.7 million in capital and financing lease obligations. We also have approximately $3.1 billion of undiscounted rental payments under operating leases (with initial base terms of between 13 and 25 years). We may incur more debt and operating lease obligations in connection with the proposed acquisitions of GC Companies and Gulf States.

        The amount of our indebtedness and leases and other financial obligations could have important consequences to you, as a holder of our common stock. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations, payment of dividends and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our credit facility or to comply with any of the financial and operating covenants included in the credit facility, we would be in default. Lenders under our credit facility could then vote to accelerate the maturity of the indebtedness under the credit facility and foreclose upon the stock of our subsidiaries, if pledged, securing the credit facility. Other creditors might then accelerate other indebtedness. If the lenders under the credit facility accelerate the maturity of the indebtedness thereunder, we cannot assure you that we will have sufficient assets to satisfy our obligations under the credit facility or our other indebtedness, including our notes due 2009, our notes due 2011 and our notes due 2012. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        In June 2000, Moody's Investor Services lowered the ratings on our credit facility, notes due 2009 and notes due 2011 by two notches; it lowered the rating on our credit facility from B1 to B3 and the rating on our notes from Caa1 to Caa3. Between June and August 2000, Standard & Poors lowered our corporate credit rating three notches, from B+ to CCC+, and the rating on our notes due 2009 and notes due 2011 three notches, from B- to CCC-. In October 2001, Standard & Poors raised our corporate rating one notch, from CCC+ to B-, and the rating on our notes due 2009 and notes due 2011 one notch, from CCC- to CCC. Both Moody's Investor Services and Standard & Poors reaffirmed their existing ratings in January 2002 in connection with the issuance of our notes due 2012.

In order to carry out our strategic plan, we may need to incur additional debt.

        We would likely finance the costs of constructing new theatres and acquired assets, such as the acquisition of GC Companies and Gulf States, with cash flow from operations, the proceeds of this offering and the offering of our notes due 2012 and from the incurrence of additional debt. The incurrence of additional debt could increase the risks described above. In addition, the agreements governing our existing indebtedness and our Preferred Stock limit, but do not prohibit, our ability to incur additional debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "—Risks related to our common stock and this offering—We have significant stockholders with the ability to influence our actions." These limitations could have an adverse impact on our ability to fully implement our business plan.

We will require significant cash flow to service our debt and provide for our other obligations.

        Our ability to make payments on and refinance our debt and other financial obligations, including cash dividend payments on our Preferred Stock, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. We will need to extend, amend or refinance our credit facility when it expires in 2004. If our cash flows were to prove inadequate to meet our debt service, rental, dividend and other obligations, we may be required to refinance all or a portion of our existing or future debt, to sell assets or to obtain additional financing. We cannot assure you that any such refinancing or that any such sale of assets or additional financing would be possible on favorable terms, if at all.

The higher cost of megaplexes can produce volatility in results.

        Approximately 71% of our screens are located in megaplex theatres. Megaplexes generally require greater capital expenditures than the previous generation of multiplex theatres. In addition, the fixed costs of operating megaplexes generally are higher than those related to multiplexes, which can result in greater volatility in operating results based on changes in operating revenues. Therefore, we cannot assure you that we will be able to operate such theatres profitably or recoup our investment on such theatres.

We may suffer future impairment losses and lease termination charges in our North American and international operations.

        The opening of large megaplexes by us and certain of our competitors has drawn audiences away from some of our older, multiplex theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable.

        We recognized non-cash impairment losses in each fiscal year since 1995. Our impairment losses over this period aggregated $135.6 million. Since fiscal 1995 through December 27, 2001, we also incurred lease termination charges aggregating $45.4 million on older theatres that we closed or disposed of. We review long-lived assets, including intangibles, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. See "Notes to Consolidated Financial Statements for Years Ended March 29, 2001, March 28, 2000 and April 1, 1999—Note 1—The Company and Significant Accounting Policies—Impairment of Long-lived Assets." Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres.

Our international and Canadian operations are subject to additional risks.

        We operate megaplexes in Canada, China (Hong Kong), Japan, France, Portugal, Spain and Sweden, and we are currently developing one additional theatre in Spain and two theatres in the United Kingdom. During fiscal 2001, revenues from our theatre operations outside the United States accounted for 8.6% of our total revenues. Our North American operations include megaplexes in Canada as well. If we acquire GC Companies under the proposed plan, we will have a 50% equity interest in a joint venture which operates theatres in Argentina, Brazil, Chile and Uruguay. There are significant differences between the theatrical exhibition industry in the United States and in these international markets. These include:

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  Fluctuating currency values.  As a result of our international operations, we have risks from fluctuating currency values. As of December 27, 2001, a 10% fluctuation in the value of the United States dollar against all foreign currencies of countries where we currently operate theatres would either increase or decrease earnings and accumulated other comprehensive income by approximately $1.9 million and $12.1 million, respectively. We do not currently hedge against foreign currency exchange rate risk. We do not intend to repatriate funds from the operations of our international theatres but instead intend to use them to fund current and future operations.

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  Consumer preferences; insufficient foreign language films.  Consumers in international markets may be less inclined to spend their leisure time attending movies than consumers in North America. In addition, there is generally a smaller market for local language films and the overall supply of these films may not be adequate to generate a sufficient attendance level at our international theatres. As a result of such factors, attendance levels at some of our foreign theatres may not be sufficient to permit us to operate them on a positive cash flow basis.

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  Inability to obtain film product.  Because of existing relationships between distributors and other theatre owners, we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets.

        Other risks include:

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  unexpected changes in tariffs and other trade barriers;

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  changes in foreign government regulations;

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  inflation;

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  price, wage and exchange controls;

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  reduced protection for intellectual property rights in some countries;

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  licensing requirements;

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  potential adverse tax consequences; and

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  uncertain political and economic environments.

        There are also other risks that may limit or disrupt motion picture exhibition and markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation. Such differences in industry structure and regulatory and trade practices may adversely affect our ability to expand internationally or to operate at a profit following such expansion.

Certain existing and proposed accounting pronouncements could change the way we report the investment of our preferred stockholders.

        In July 2001, the Securities and Exchange Commission issued an SEC Staff Announcement which was codified as EITF Topic No. D-98 Classification and Measurement of Redeemable Securities. Topic No. D-98 provides additional guidance for determining when an equity security is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer. Topic No. D-98 is to be applied retroactively in the first fiscal quarter ending after December 15, 2001 by restating the financial statements of prior periods.

        During the fiscal quarter ended December 27, 2001, we adopted Topic No. D-98. There was no impact to our consolidated financial position, results of operations or cash flows as a result of adopting Topic No. D-98. We believe that adoption of Topic No. D-98 will not require a restatement of financial statements until such time, if ever, that (i) the holders of our Preferred Stock either (a) are entitled to elect a majority of the board of directors or (b) could convert a portion of their Preferred Stock into a sufficient number of shares of common stock to gain control of the board of directors and (ii) our optional right to redeem the Preferred Stock is unconditional. Such circumstances do not presently exist and we believe that they should not exist prior to 2006, if at all. However, were such circumstances to occur, Topic No. D-98 would require us to report the investment of our preferred stockholders as temporary equity under current generally accepted accounting principles. A proposed accounting pronouncement, if issued, may eliminate the temporary equity classification and require the investment to be classified as either permanent equity or as a liability. Furthermore, certain of our debt covenants restrict the incurrence of additional indebtedness. See "—In order to carry out our strategic plan, we may need to incur additional debt."

We must comply with the ADA.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. See "Business—Legal Proceedings."

We are parties to significant litigation.

        On January 29, 1999, the Department of Justice filed suit in the United States District Court for the Central District of California, United States of America v. AMC Entertainment Inc. and American

Multi-Cinema, Inc. The complaint alleges that we have designed, constructed and operated two of our motion picture theatres in the Los Angeles area and unidentified theatres elsewhere that have stadium-style seating in violation of Department of Justice regulations implementing Title III of the ADA and related "Standards for Accessible Design." The complaint alleges various types of non-compliance with the Standards, but relates primarily to issues relating to lines of sight. The Department of Justice seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        The current Department of Justice position appears to be that theatres must provide wheelchair seating locations and transfer seats with viewing angles to the screen that are at the median or better, counting all seats in the auditorium. Heretofore, we have attempted to conform to the evolving standards promulgated by the Department of Justice and believe our theatres are in substantial compliance with the ADA. We believe that the Department of Justice's current position has no basis in the ADA or related regulations. We have filed an answer denying the allegations. To date, three courts have considered the Department of Justice's position with respect to wheelchair locations. All three courts have rejected that position and decided the disputes in favor of the exhibitors. Lara v. Cinemark USA, Inc., United States Court of Appeals for the Fifth Circuit, No. 99-0204; Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. United States District Court for the District of Oregon, No. 00-485-KI; and United States of America v. Cinemark USA, Inc., United States District Court for the Northern District of Ohio, No. 1:99CV-705. Based upon current precedent, we do not believe that this matter is likely to result in an outcome that will have a material adverse effect on our financial condition.

        We are the defendant in two coordinated cases now pending in California, Weaver v. AMC Entertainment Inc., (No. 310364, filed March 2000 in Superior Court of California, San Francisco County) and Geller v. AMC Entertainment Inc. (No. RCV047566, filed May 2000 in Superior Court of California, San Bernardino County). The litigation is based upon California Civil Code Section 1749.5, which provides that "on or after July 1, 1997, it is unlawful for any person or entity to sell a gift certificate to a purchaser containing an expiration date." Weaver is a purported class action on behalf of all persons in California who, on or after January 1, 1997, purchased or received an AMC Gift of Entertainment containing an expiration date. Geller is brought by a plaintiff who allegedly received one of our discount tickets in California containing an expiration date and who purports to represent all California purchasers of these "gift certificates" purchased from any of our theatres, stores, locations, web-site or other venue owned or controlled by us since January 1, 1997. Both complaints allege unfair competition and seek injunctive relief. Geller seeks restitution of all expired "gift certificates" purchased in California since January 1, 1997 and not redeemed. Weaver seeks disgorgement of all revenues and profits obtained since January 1997 from sales of "gift certificates" containing an expiration date, as well as actual and punitive damages. On May 11, 2001, following a special trial on the issue, the court ruled that our Gifts of Entertainment and discount tickets are "gift certificates." We intend to appeal this ruling and to continue defending the cases vigorously. Should the result of this litigation ultimately be adverse to us, we are presently unable to estimate the amount of the potential loss.

We are subject to environmental laws and regulations.

        We own and operate facilities throughout the United States and in several foreign countries, and are subject to the environmental laws and regulations of those jurisdictions, particularly laws governing the cleanup of hazardous materials and the management of properties. We might in the future be required to participate in the cleanup of a property that we own or lease, including property we may acquire as part of our acquisition of GC Companies, or at which we have been alleged to have disposed of hazardous materials from one of our facilities. In certain circumstances, we might be solely responsible for any such liability under environmental laws and such claims could be material.

Our loss of key management personnel or our inability to hire and retain skilled employees at our theatres could adversely affect our business.

        Our success is dependent in part on the efforts of key members of our management team. The loss of their services could materially adversely affect our business, financial condition, results of operations or prospects. We do not currently maintain key person life insurance on any of our key employees. In addition, competition for skilled professionals is intense. The loss of any of these professionals or the inability to recruit these individuals in our markets could adversely affect our ability to operate our business efficiently and our profitability and could harm our ability to maintain our desired levels of service.

Risks related to our common stock and this offering

Investors in this offering will experience immediate and substantial dilution.

        Investors in the offering will experience immediate and substantial dilution of $2.81 in the net tangible book value per share of our common stock.

Our common stock could be delisted from the American Stock Exchange (AMEX), if we continue to experience losses.

        According to its rules for listed securities, the AMEX takes many factors into account in considering whether a security warrants continued trading on the exchange, such as the degree of investor interest in a company, its prospects for growth, the reputation of its management, the degree of commercial acceptance of its products and whether its securities have suitable characteristics for auction market trading. The determination as to whether a security warrants continued trading on the AMEX is not based on any precise mathematical formula. However, the AMEX has adopted certain guidelines under which it will normally give consideration to suspending dealings in, or removing, a security from listing or unlisted trading. Under these guidelines, the AMEX will normally consider delisting of a company if, among other reasons, it has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. We have sustained losses in each of our last four fiscal years and the thirty-nine weeks ended December 27, 2001. We may have a net loss for the full fiscal year ended March 28, 2002. If our common stock were to be delisted, trading, if any, would be conducted in the over-the-counter market. As a result, an investor might find it more difficult to dispose, or to obtain accurate quotations as to the market value, of our common stock and the prices at which our common stock trades might be adversely affected. Further, if our common stock were to be delisted, under our restated and amended certificate of incorporation, holders of our common stock would only be entitled to elect one director as a separate class instead of two.

        We understand that the AMEX is considering new delisting policies that would not treat an issuer as non-compliant solely because of the number of years of consecutive losses, provided it maintains stockholders' equity of at least $6.0 million. However, there can be no assurance that such a change to the AMEX's delisting policies will be proposed, or, if proposed, adopted.

        In December 2000, the AMEX discontinued trading in new series of put/call options respecting our common stock because our underlying common stock had been trading at prices below the minimum required by the AMEX rules for options trading. Subsequently, in August 2001, when all outstanding options respecting our common stock had expired, the AMEX applied to the SEC to delist put/call options in our common stock, which application was granted on September 27, 2001.

Agreements with our creditors and preferred stockholders restrict our ability to pay dividends.

        We do not pay regular cash dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. In addition, certain provisions of the indentures governing our notes due 2009, our notes due 2011, our notes due 2012, our credit facility and agreements with the Apollo Purchasers restrict our ability to pay dividends on and purchase our capital stock. See "Price Range of Our Common Stock and Our Dividend Policy" and "Description of Capital Stock—Dividend rights."

We are a holding company with no operations of our own.

        We are a holding company with no operations of our own. Consequently, our ability to service our debt and pay dividends is dependent upon the earnings from the businesses conducted by our subsidiaries. The distribution of those earnings, or advances or other distributions of funds by these subsidiaries to us, all of which could be subject to statutory or contractual restrictions, are contingent upon the subsidiaries' earnings and are subject to various business considerations.

Certain of our directors have potential conflicts of interest.

        We sponsored Entertainment Properties Trust's formation and Mr. Peter C. Brown, our Chairman of the Board, Chief Executive Officer and President, serves as Chairman of the Board of Trustees of Entertainment Properties Trust. Because of the various agreements between Entertainment Properties Trust and us, situations may arise where we have differing interests from Entertainment Properties Trust. These agreements include (i) leases with respect to 17 theatre properties and (ii) a right of first refusal and first offer that expires in November 2002 in favor of Entertainment Properties Trust to purchase any megaplex and related entertainment properties acquired or developed and owned (or ground leased) by us. We are also proposing additional lease and sale leaseback transactions with Entertainment Properties Trust in connection with the proposed Gulf States acquisition. See "Summary—Recent Developments" and "Certain Relationships and Related Party Transactions." Because of the relationships between us and Entertainment Properties Trust, there exists the risk that the results of our dealings with Entertainment Properties Trust might be less favorable to us than if such relationships did not exist.

We have significant stockholders with the ability to influence our actions.

        Under the agreement governing the investment in our Series A Convertible Preferred Stock that the group of funds we refer to as the Apollo Purchasers have made in us, as described in more detail under "Principal Stockholders," the Apollo Purchasers have the right to elect three of eight members of our board of directors (and if we default under our obligations under the terms of the Preferred Stock, the holders of that stock may appoint a majority of our board of directors until such default is cured). In addition, during the period that they are entitled to elect three directors, the Apollo Purchasers must approve certain corporate actions before we may take them. These "Preferred Stock Approval Rights" include, but are not limited to, limitations on our ability to:

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  amend our restated and amended certificate of incorporation or bylaws;

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  create, authorize or issue any class, series or shares of capital stock;

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  pay any dividend or declare any distribution on any shares of capital stock;

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  merge, consolidate or consummate a similar transaction;

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  incur debt or amend or alter the material terms of any existing or future material senior debt; and

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  acquire or dispose of any material business or assets.

        Because of the Preferred Stock Approval Rights, we may be unable to take certain actions that are favored by a majority of our board of directors and beneficial to us and holders of our common stock. Further, the influence of Apollo and the Apollo Purchasers may have the effect of discouraging a third party from making an acquisition proposal for us and, consequently, may delay or prevent a future change in control.

        As a result of future payment-in-kind dividends on shares of Series A Convertible Preferred Stock, voting rights of holders of our common stock could be diluted if such shares are converted to common stock or are transferred to non-affiliates of the Apollo Purchasers.

        As of December 27, 2001, there were 257,646 shares of Series A Convertible Preferred Stock outstanding. These are convertible into an aggregate of 36,034,405 shares of common stock, or approximately 56% of the shares of such class after giving effect only to such conversion and to issuance of 9,000,000 shares of common stock in this offering. Regular dividends on the Series A Convertible Preferred Stock are payable at the annual rate of 6.75% per annum and must be paid with additional shares of Series A Convertible Preferred Stock through April 19, 2004, referred to as the PIK period. Thereafter, dividends on shares of Series A Convertible Preferred Stock may be paid in cash or shares of Series A Convertible Preferred Stock, at our option, through April 19, 2008. By the end of the PIK Period, the shares of Series A Preferred Stock that would then be outstanding (assuming no prior conversions) would be convertible into 42,741,818 shares of common stock, which, based on the number of shares of common stock and Class B Stock outstanding on December 27, 2001 and after giving effect to this offering, would equal 57% of the outstanding shares of common stock and would have 39% of the total voting power of our outstanding stock, other than in the election of directors. If PIK dividends are paid through April 19, 2008, the shares of Series A Convertible Preferred Stock that would then be outstanding (assuming no prior conversions) would be convertible into 55,839,580 shares of common stock, which, based on the number of shares of common stock and Class B Stock outstanding on December 27, 2001 and after giving effect to this offering, would equal 63% of the outstanding shares of common stock and would have 46% of the total voting power of our outstanding stock, other than in the election of directors.

        Upon the transfer of shares of Series A Convertible Preferred Stock to a transferee that is not an affiliate of an Apollo Purchaser, consistent with our standstill agreement with the Apollo Purchasers, the transferee holder of Series A Convertible Preferred Stock is entitled to vote on an as-converted basis with holders of our common stock and Class B Stock on all matters except the election of directors and any matter reserved by law or our restated and amended certificate of incorporation for consideration exclusively by the holders of our common stock and Class B Stock. See "Description of Capital Stock—Voting rights" for further information about voting rights of holders of Series A Convertible Preferred Stock.

Provisions in our corporate documents and agreements may hinder a change in control.

        In addition to the provisions in our investment agreement with the Apollo Purchasers described above, certain provisions of our credit facility, note indentures and our restated and amended certificate of incorporation may have the effect of delaying or preventing transactions involving a "change of control" and may limit the ability of our stockholders to approve transactions that they may deem to be in their best interest. These may include transactions in which our stockholders might otherwise receive a possible substantial premium for their shares over then current market prices.

        Preferred Stock Provisions.    As noted above, we must obtain the consent of the Apollo Purchasers before we issue any shares of capital stock, acquire or dispose of material assets or engage in a merger. Therefore, no change of control requiring stockholder approval is possible without the consent of the Apollo Purchasers. Further, under the certificate of designations respecting our Series A Convertible Preferred Stock, if a change of control occurs prior to April 19, 2006, the dividends payable to holders of Series A Convertible Preferred Stock through April 19, 2006 will be accelerated and paid in shares of Series A Convertible Preferred Stock. No regular dividends will then be paid on such shares that remain outstanding after a change in control until after April 19, 2006. This provision might affect the value other stockholders would realize as a result of the change of control.

        Class B Provisions.    Under our restated and amended certificate of incorporation, holders of our common stock generally vote as a class with holders of our Class B Stock and holders of our Series A Convertible Preferred Stock who are entitled to vote on an as converted basis (other than Apollo Purchasers and their affiliates). Because there are 3,801,545 shares of Class B Stock outstanding and because the Class B Stock has ten votes per share, a change of control requiring stockholder approval would be difficult or impossible without the consent of the holders of the Class B Stock. All of the Class B Stock is held in the Durwood Voting Trust, whose trustees are Raymond F. Beagle, Jr., our general counsel, and Charles J. Egan, Jr., one of our directors.

        Standstill Agreement.    We have a standstill agreement with the Apollo Purchasers which may impede a change in control. For a period of five years ending April 19, 2006, among other matters, the Apollo Purchasers generally are restricted from:

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  acquiring more of our voting securities (although they may acquire 359,552 additional shares of Class B Stock or common stock from the trustees of the Durwood Voting Trust);

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  proposing certain extraordinary corporate transactions;

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  seeking to elect or remove members of our board of directors; or

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  engaging in certain election contests. See "Description of Capital Stock—Certain anti-takeover provisions—Standstill Agreement."

        The standstill agreement may have the effect of discouraging a third party from making an acquisition proposal for us and, consequently, may delay or prevent a future change of control.

The market price of our common stock may be volatile.

        The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of our common stock may be significantly affected by quarterly variations in our operating results, changes in financial estimates by securities analysts or failures by us to meet such estimates, litigation involving us, general trends in the theatrical exhibition industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond our control.

Affiliates hold a significant number of shares that, if sold, could affect prevailing market prices.

        Upon consummation of this offering, we will have 28,667,546 shares of common stock outstanding. We will issue additional shares of common stock to creditors of GC Companies upon completion of the acquisition of GC Companies. As of December 27, 2001, we also had 257,646 shares of Series A Convertible Preferred Stock and 3,801,545 shares of Class B Stock outstanding, both series of which are convertible into shares of common stock. The shares of Series A Convertible Preferred Stock outstanding on December 27, 2001 were then convertible into 36,034,405 shares of common stock and the outstanding shares of Class B Stock are convertible into 3,801,545 shares of common stock. Of the shares of common stock to be outstanding after the offering or issuable upon conversion of the Class B Stock or Series A Convertible Preferred Stock, approximately 28,258,827 will be freely tradeable without restriction or registration under the Securities Act. All but 400,000 shares of Class B Stock, all of the shares of the Series A Convertible Preferred Stock and approximately 808,719 of the outstanding shares of common stock are either held or beneficially owned by affiliates or are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. Additional shares of common stock, including shares issuable upon exercise of options, awards and warrants, will also become eligible for sale in the public market from time to time. All of the shares of common stock currently outstanding and all of the shares of common stock that would be obtained upon conversion of the Class B Stock are presently eligible for sale (subject to any applicable volume restrictions of Rule 144). Holders of the Class A Convertible Preferred Stock may not currently sell shares of common stock obtained upon conversion under Rule 144, but are entitled to have their shares registered by us under a registration rights agreement with us. Pursuant to lockup agreements, subject to limited exceptions holders of substantially all of the restricted shares have agreed not to sell any of their shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Salomon Smith Barney, Inc. Following this offering, sales of substantial amounts of common stock in the public market pursuant to Rule 144 or otherwise, or even the potential for such sales, could adversely affect the prevailing market price of our common stock and impair our ability to raise additional capital through the sale of equity securities.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this prospectus, including, without limitation, statements under the captions "Summary," "Risk Factors," "Proposed Acquisition of GC Companies," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and located elsewhere in this prospectus regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including in conjunction with the forward-looking statements included in this prospectus. Readers are urged to consider these factors carefully in evaluating the forward-looking statements.

        The forward-looking statements included herein are made only as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

PRICE RANGE OF OUR COMMON STOCK AND OUR DIVIDEND POLICY

        Our common stock is listed on the American Stock Exchange under the symbol "AEN." The table below sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the American Stock Exchange composite tape.

	Price Range of Common Stock
	High	Low
Fiscal Year 2000:
1st Quarter	$19.25	$14.00
2nd Quarter	19.00	12.19
3rd Quarter	13.94	8.56
4th Quarter	11.31	5.00
Fiscal Year 2001:
1st Quarter	$6.06	$3.63
2nd Quarter	4.13	1.63
3rd Quarter	3.63	1.13
4th Quarter	7.00	2.94
Fiscal Year 2002:
1st Quarter	$10.85	$6.17
2nd Quarter	14.04	8.72
3rd Quarter	14.10	9.35
4th Quarter (through March 13, 2002)	13.31	10.55

        On March 13, 2002, the last reported sale price of our common stock on the American Stock Exchange was $11.00.

        Our restated and amended certificate of incorporation provides that holders of our common stock and Class B Stock will receive, pro rata per share, such cash dividends as may be declared from time to time by our board of directors. Certain provisions of the indentures related to our notes due 2009, our notes due 2011, our notes due 2012 and our credit facility restrict, and in some circumstances may prohibit, our ability to declare or pay dividends on and purchase capital stock. Under the investment agreement with the Apollo Purchasers, we may not pay dividends on our common stock except with the consent of Apollo, acting at the direction of the Apollo Purchasers. Such approval right continues for so long as the Apollo Purchasers continue to beneficially own at least 117,500 of the shares of Preferred Stock issued pursuant to the investment agreement. See "Risk Factors—Risks related to our common stock and this offering—We have significant stockholders with the ability to influence our actions."

        We have not declared a dividend on shares of our common stock or Class B Stock since fiscal 1989. Any payment of cash dividends on our common stock or Class B Stock in the future will be at the discretion of the board of directors and will depend upon such factors as compliance with debt covenants, earnings levels, capital requirements, our financial condition and other factors deemed relevant by our board of directors. Currently, we do not contemplate declaring or paying any dividends with respect to our common stock or Class B Stock.

USE OF PROCEEDS

        We estimate the net proceeds from this offering to be $87.5 million after deducting the underwriting discount and estimated expenses payable by us. If the underwriters also purchase all of the 1,350,000 additional shares that are subject to their over-allotment option, the estimated net proceeds will increase to $100.8 million.

        We will apply the net proceeds from this offering to pursue our current business strategy, including acquisitions of other theatres and theatre circuits, including our proposed acquisition of GC Companies, and for general corporate purposes. Pending utilization, net proceeds will be used to purchase short-term investments.

DILUTION

        The net tangible book value (total stockholders' equity less intangible assets) of our common stock on December 27, 2001 was $162.1 million, or approximately $6.91 per share. Net tangible book value per share of common stock represents the amount of our total tangible assets, less our liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share to our new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share immediately afterwards. Without taking into account any other changes in net tangible book value after December 27, 2001, other than to give effect to the sale of 9.0 million shares of common stock offered by us at the public offering price of $10.50 per share and after deducting the underwriting discount and estimated offering expenses of $7.0 million payable by us, our net tangible book value would have been $249.6 million, or approximately $7.69 per share of common stock. This represents an immediate increase in net tangible book value of $.78 per share to existing shareholders and an immediate dilution in net tangible book value of $2.81 per share to new investors.

Assumed public offering price per share		$10.50
Net tangible book value per share as of December 27, 2001	$6.91
Increase in net tangible book value	.78

Net tangible book value per share as of December 27, 2001 after giving effect to the offering		(7.69)

Dilution in net tangible book value per share to new investors		$2.81

        The preceding dilution information does not include the following:

  •
  36,034,405 shares of common stock reserved for issuance upon conversion of our outstanding Series A Convertible Preferred Stock; additional shares of common stock will be issuable upon the conversion of shares of Series A Convertible Preferred Stock issuable as payment-in-kind dividends on outstanding shares of Series A Convertible Preferred Stock;
  •
  3,801,545 shares of common stock reserved for issuance upon conversion of our outstanding Class B Stock;
  •
  1,555,530 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $12.33 per share on December 27, 2001;
  •
  131,210 shares of common stock issuable under outstanding stock awards;
  •
  2,800,000 shares of common stock expected to be issuable to creditors of GC Companies in connection with the acquisition, assuming the common stock is valued at $10.50 per share under the plan of reorganization, based on the public offering price of our stock in this offering, among other matters; and
  •
  1,350,000 shares of common stock issuable in this offering to the underwriters pursuant to an over-allotment option.

CAPITALIZATION

        The following table sets forth our total capitalization (including short term debt) as of December 27, 2001 (i) on an actual basis, (ii) on a pro forma basis to give effect to our offering of notes due 2012 and the application of the proceeds therefrom, (iii) on a pro forma basis, to reflect the sale of the notes due 2012 and our sale of 9,000,000 shares of common stock offered by us in this offering at the public offering price of $10.50 per share, and the application of the proceeds therefrom, and (iv) on a pro forma basis as if the offering of our notes due 2012 and this offering and the proposed acquisition of GC Companies had occurred on December 27, 2001 at an estimated purchase price of $167.3 million. You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	December 27, 2001 (In thousands, except share amounts)
	Actual	As adjusted for the offering of the notes due 2012	As adjusted for the offering of the notes due 2012 and this Offering	Pro forma as adjusted for the offering of the notes due 2012, this Offering and the Acquisition of GC Companies
Cash and equivalents	$48,428	$153,665	$241,141	$185,942

Short term debt (current maturities of capital and financing lease obligations)	$2,629	$2,629	$2,629	$2,629
Long-term debt:
$425 million credit facility(1)	62,000	—	—	—
9 7/8% senior subordinated notes due 2012	—	172,263	172,263	172,263
9 1/2% senior subordinated notes due 2011	225,000	225,000	225,000	298,200
9 1/2% senior subordinated notes due 2009	199,226	199,226	199,226	199,226
Capital lease obligations, interest ranging from 7 1/4% to 20%	55,070	55,070	55,070	55,070

Total Debt	543,925	654,188	654,188	727,388
Stockholders' equity:
Series A Convertible Preferred Stock, 66 2/3¢ par value; 257,646 shares issued and outstanding(2)(3)	172	172	172	172
Common stock, 66 2/3¢ par value, 19,688,046 shares issued(3)(4)	13,125	13,125	19,125	20,992
Class B Stock, 66 2/3¢ par value, 3,801,545 shares issued and outstanding(2)(3)	2,535	2,535	2,535	2,535
Additional paid-in capital	336,899	336,899	418,375	445,908
Accumulated other comprehensive loss	(15,950)	(15,950)	(15,950)	(15,950)
Accumulated deficit	(157,920)	(157,920)	(157,920)	(157,920)
Employee notes for common stock	(10,290)	(10,290)	(10,290)	(10,290)
Common stock in treasury at cost, 20,500 shares	(369)	(369)	(369)	(369)

Total Stockholders' Equity	168,202	168,202	255,678	285,078

Total capitalization(4)	$712,127	$822,390	$909,866	$1,012,466

(1)
As of December 27, 2001, we had borrowed $62 million under our credit facility and had total availability of approximately $335 million. The amount available under the credit facility is governed by the ratio of net indebtedness to consolidated EBITDA, as defined in the credit facility, for the preceding four fiscal quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

(2)
The 257,646 shares of Series A Convertible Preferred Stock outstanding on December 27, 2001 were convertible into 36,034,405 shares of our common stock. The 3,801,545 shares of Class B Stock are convertible into 3,801,545 shares of our common stock.

(3)
After giving effect to the offering, the aggregate par value of common stock will be $19.1 million, the aggregate par value of the Class B Stock will be $2.5 million and the aggregate par value of the Series A Convertible Preferred Stock will be $0.2 million.

(4)
The preceding capitalization information does not include the following:

•
49,160 shares of our common stock reserved for future issuance under our 1999 Stock Option Plan for Outside Directors;

•
1,605,900 shares of our common stock reserved for future issuance under our 1999 Stock Option and Incentive Plan;

•
131,210 shares of our common stock issuable under outstanding stock awards;

•
1,555,530 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of approximately $12.33 per share on December 27, 2001; and

•
1,350,000 shares of our common stock issuable to underwriters in the offering as an over-allotment option.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth selected historical consolidated information regarding our five most recent fiscal years ended March 29, 2001 and the interim periods ended December 27, 2001 and December 28, 2000. Operating results for the interim period ended December 27, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 28, 2002. The historical financial information for each of the fiscal years specified below is derived from our consolidated financial statements and related notes for such periods. The historical financial data set forth below is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus. The historical financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto, our unaudited interim financial statements and notes thereto, and GC Companies' consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Thirty-nine Weeks Ended			Year Ended(1)(2)
	December 27, 2001	December 28, 2000		March 29, 2001		March 30, 2000		April 1, 1999	April 2, 1998	April 3, 1997
	(In thousands, except per share and operating data)
Statement of Operations Data:
Total Revenues	$1,002,939	$925,248		$1,214,801		$1,166,942		$1,023,456	$850,750	$751,664
Film exhibition costs	367,106	330,877		432,351		417,736		358,437	299,926	258,809
Concession costs	33,949	38,432		46,455		50,726		48,687	42,062	36,748
Theatre operating expense	243,670	227,019		300,773		290,072		260,145	219,593	189,908
Rent expense	176,359	170,667		229,314		198,762		165,370	106,383	80,061
Other	34,302	32,646		42,610		44,619		30,899	25,782	18,354
General and administrative expense	25,359	21,989		32,499		47,407		52,321	47,860	52,422
Preopening expense	3,988	2,797		3,808		6,795		2,265	2,243	2,414
Theatre and other closure expense(3)	1,824	13,827		24,169		16,661		2,801	—	—
Restructuring charge	—	—		—		12,000		—	—	—
Depreciation and amortization	73,870	78,760		105,260		95,974		89,221	70,117	52,572
Impairment of long-lived assets	—	3,813		68,776		5,897		4,935	46,998	7,231
(Gain) loss on disposition of assets	(1,826)	(1,795)		(664)		(944)		(2,369)	(3,704)	84

Total costs and expenses	958,601	919,032		1,285,351		1,185,705		1,012,712	857,260	698,603

Operating income (loss)	44,338	6,216		(70,550)		(18,763)		10,744	(6,510)	53,061

Other income (expense)	(3,754)	9,996		9,996		—		—	—	—
Interest expense	43,700	58,070		77,000		62,703		38,628	35,679	22,022
Investment income	843	198		1,728		219		1,368	1,090	856

Earning (loss) before income taxes and cumulative effect of accounting changes	(2,273)	(41,660)		(135,826)		(81,247)		(26,516)	(41,099)	31,895
Income tax provision	(400)	(15,100)		(45,700)		(31,900)		(10,500)	(16,600)	12,900

Earnings (loss) before cumulative effect of accounting changes	(1,873)	(26,560)		(90,126)		(49,347)		(16,016)	(24,499)	18,995
Cumulative effect of accounting changes	—	(15,760)		(15,760)		(5,840)		—	—	—

Net earnings (loss)	$(1,873)	$(42,320)		$(105,886)		$(55,187)		$(16,016)	$(24,499)	$18,995

Preferred dividends	20,587	—		—		—		—	4,846	5,907

Net earnings (loss) for shares of common stock	$(22,460)	$(42,320)		$(105,886)		$(55,187)		$(16,016)	$(29,345)	$13,088

Earnings (loss) per share before cumulative effect of accounting changes:
Basic	$(0.96)	$(1.13)		$(3.84)		$(2.10)		$(0.69)	$(1.59)	$0.75
Diluted	(0.96)	(1.13)		(3.84)		(2.10)		(0.69)	(1.59)	0.74
Net earnings (loss) per share:
Basic	$(0.96)	$(1.80	)(4)	$(4.51	)(4)	$(2.35	)(4)	$(0.69)	$(1.59)	$0.75
Diluted	(0.96)	(1.80	)(4)	(4.51	)(4)	(2.35	)(4)	(0.69)	(1.59)	0.74

Pro forma amounts assuming SAB No. 101 accounting change had been in effect in fiscal 2000, 1999, 1998 and 1997:
Earnings (loss) for shares of common stock before cumulative effect of accounting changes:							$(51,715)		$(17,726)		$(28,784)		$11,025
Basic							(2.20)		(0.76)		(1.55)		0.63
Diluted							(2.20)		(0.76)		(1.55)		0.62
Net earnings (loss) for shares of common stock:							$(70,297)		$(28,839)		$(40,458)		$1,414
Basic							(3.00)		(1.23)		(2.19)		0.08
Diluted							(3.00)		(1.23)		(2.19)		0.08
Average shares outstanding:
Basic	23,469		23,469		23,469		23,469		23,378		18,477		17,489
Diluted	23,469		23,469		23,469		23,469		23,378		18,477		17,784
Balance Sheet Data (at period end):
Cash and equivalents	$48,428		$65,081		$34,075		$119,305		$13,239		$9,881		$24,715
Total assets	1,065,708		1,129,384		1,047,264		1,188,805		975,730		795,780		719,055
Corporate borrowings	486,226		699,155		694,172		754,105		561,045		348,990		315,072
Capital and financing lease obligations	57,699		57,875		56,684		68,506		48,575		54,622		58,652
Stockholders' equity (deficit)	168,202		9,726		(59,045)		58,669		115,465		139,455		170,012
Net debt(5)	495,497		691,949		716,781		703,306		596,381		393,731		349,009
Other Financial Data:
Capital expenditures, net(6)	$47,200		$80,545		$109,655		$176,619		$260,813		$105,417		$253,380
Adjusted EBITDA(7)	122,194		106,235		133,416		117,620		107,597		109,144		115,362
Net cash provided by operating activities	71,977		53,793		43,458		89,027		67,167		91,322		109,339
Net cash used in investing activities	(70,260)		(63,709)		(84,018)		(198,392)		(239,317)		(133,737)		(283,917)
Net cash (used in) provided by financing activities	12,932		(43,237)		(43,199)		215,102		175,068		27,703		188,717
Net debt to Adjusted EBITDA	3.3	x(8)	6.0	x(8)	5.4	x	6.0	x	5.5	x	3.6	x	3.0	x
Adjusted EBITDA to interest expense	2.8	x	1.8	x	1.7	x	1.9	x	2.8	x	3.1	x	5.2	x
Operating Data:
Screen additions	130		85		115		450		380		608		314
Screen dispositions	62		184		250		282		87		123		76
Average screens	2,790		2,833		2,818		2,754		2,560		2,097		1,818
Attendance (in thousands)	118,425		114,903		151,171		152,943		150,378		130,021		121,391
Period end screens	2,836		2,804		2,768		2,903		2,735		2,442		1,957
Period end theatres	177		186		180		211		233		229		228
Screens per theatre	16.0		15.1		15.4		13.8		11.7		10.7		8.6
Theatre revenues per patron	$8.19		$7.74		$7.75		$7.34		$6.59		$6.35		$6.05

(1)
Fiscal 1997 consists of 53 weeks. All other years have 52 weeks.

(2)
There were no cash dividends declared on common stock during the last five fiscal years.

(3)
Theatre and other closure expense relates to actual and estimated lease exit costs on older theatres and vacant restaurant space related to a terminated joint venture.

(4)
Fiscal 2001 includes a $15,760 cumulative effect of an accounting change related to revenue recognition for gift certificates and discounted theatre tickets (net of income tax benefit of $10,950) which reduced earnings per share by $0.67 per share of common stock. Fiscal 2000 includes a $5,840 cumulative effect of an accounting change for preopening expenses (net of income tax benefit of $4,095) which reduced earnings per share by $0.25 per share of common stock.

(5)
Represents corporate borrowings and capital and financing lease obligations less cash and equivalents.

(6)
Represents capital expenditures less proceeds from sale/leasebacks and financing lease obligations.

(7)
Represents earnings (loss) before cumulative effect of an accounting change plus interest, income taxes, depreciation and amortization and adjusted for preopening expense, theatre and other closure expense, impairment of long-lived assets, (gain) loss on disposition of assets, equity in earnings of unconsolidated affiliates and excludes one-time other income of $7,379 (in fiscal 2001) related to an accounting change and one-time other expense of $3,754 (in fiscal 2002) incurred in connection with our issuance of Preferred Stock. We have included Adjusted EBITDA because we believe that Adjusted EBITDA provides investors additional information for estimating our value and evaluating our ability to service debt. We believe that EBITDA is a financial measure commonly used in our industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). Adjusted EBITDA as determined by us may not be comparable to EBITDA as reported by other companies. In addition, Adjusted EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

(8)
Ratio based on Adjusted EBITDA for the fifty-two week period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        We have included certain "forward-looking statements" in this prospectus (including the documents incorporated by reference herein). We intend these to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements" and "Risk Factors."

Operating Results For Thirty-nine weeks Ended December 27, 2001 and December 28, 2000.

        Set forth in the table below is a summary of revenues, costs and expenses attributable to our North American and International theatrical exhibition operations, NCN and other businesses.

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000	% Change
	(in thousands) (unaudited)
Revenues
North American theatrical exhibition
Admissions	$612,837	$566,815	8.1%
Concessions	255,541	245,309	4.2
Other theatre	29,954	19,437	54.1

	898,332	831,561	8.0
International theatrical exhibition
Admissions	57,652	46,445	24.1
Concessions	12,920	9,824	31.5
Other theatre	1,564	1,718	(9.0)

	72,136	57,987	24.4
NCN and other	32,471	35,700	(9.0)

Total revenues	$1,002,939	$925,248	8.4%

Costs of operations
North American theatrical exhibition
Film exhibition costs	$336,467	$306,462	9.8%
Concession costs	30,100	35,431	(15.0)
Theatre operating expense	225,910	209,925	7.6
Rent expense	156,185	152,336	2.5
Preopening expense	2,754	2,147	28.3
Theatre and other closure expense	1,824	13,827	(86.8)

	753,240	720,128	4.6
International theatrical exhibition
Film exhibition costs	30,639	24,415	25.5
Concession costs	3,849	3,001	28.3
Theatre operating expense	17,760	17,094	3.9
Rent expense	20,174	18,331	10.1
Preopening expense	1,234	650	89.9

	73,656	63,491	16.0
NCN and other	34,302	32,646	5.1
General and administrative expense	25,359	21,989	15.3
Depreciation and amortization	73,870	78,760	(6.2)
Impairment of long-lived assets	—	3,813	*
(Gain) loss on disposition of assets	(1,826)	(1,795)	1.7

Total costs and expenses	$958,601	$919,032	4.3%

*
Percentage change in excess of 100%.

Thirty-nine weeks ended December 27, 2001 and December 28, 2000.

        Revenues.    Total revenues increased 8.4% during the thirty-nine weeks ended December 27, 2001 compared to the thirty-nine weeks ended December 28, 2000.

        North American theatrical exhibition revenues increased 8.0% from the prior year. Admissions revenues increased 8.1% due to a 6.5% increase in average ticket price and a 1.6% increase in attendance. The increase in average ticket prices was due to our practice of periodically reviewing ticket prices and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Attendance increased due to seven new theatres with 124 screens added since December 28, 2000. Attendance at comparable theatres (theatres opened before fiscal 2001) was consistent with the prior period. Concessions revenues increased 4.2% due to a 2.6% increase in average concessions per patron and the increase in attendance. The increase in average concessions per patron was attributable to increased attendance at children's films during the first quarter of fiscal 2002 where concession spending per patron is generally higher.

        International theatrical exhibition revenues increased 24.4% from the prior year. Admissions revenues increased 24.1% due to a 25.2% increase in attendance. The increase in attendance was due to an increase in the performance of film product at our theatres and the addition of two new theatres with 36 screens since December 28, 2000. Attendance at comparable theatres increased 13.5%, primarily at our theatres in Japan. Concession revenues increased 31.5% due to the increase in total attendance and a 5.0% increase in concessions per patron. International revenues were negatively impacted by a stronger U.S. dollar, although this did not contribute materially to consolidated net loss.

        Revenues from NCN and other decreased 9.0% from the prior year due to a decrease in advertising revenues at NCN related to conditions in the general economy that have lead to a reduction in spending by advertisers.

        Costs and expenses.    Total costs and expenses increased 4.3% during the thirty-nine weeks ended December 27, 2001 compared to the thirty-nine weeks ended December 28, 2000.

        North American theatrical exhibition costs and expenses increased 4.6% from the prior year. Film exhibition costs increased 9.8% due to the increase in admissions revenues and an increase in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 54.9% in the current year as compared with 54.1% in the prior year. This increase occurred because more popular films were licensed from distributors that generally have higher film rental terms and because of the concentration of attendance in the early weeks of several films released during the thirteen weeks ended September 27, 2001, which typically results in higher film exhibition costs. Concession costs decreased 15.0% due to additional marketing incentives from vendors under renegotiated contract terms and our initiative to consolidate purchasing to obtain more favorable pricing, offset by the increase in concessions revenues. As a percentage of concessions revenues, concession costs were 11.8% in the current year compared with 14.4% in the prior year. As a percentage of revenues, theatre operating expense was 25.1% in the current year as compared to 25.2% in the prior year. Rent expense increased 2.5% due to the growing number of megaplexes in our theatre circuit, which generally have higher rent per screen than multiplexes. During the thirty-nine weeks ended December 27, 2001, we incurred $1,824,000 of theatre and other closure expense comprised primarily of accruals for expected payments to landlords to terminate the leases related to seven theatres with 44 screens closed during the current year offset by a favorable lease renegotiation for vacant restaurant space related to a terminated joint venture and the favorable settlement of lease obligations on three closed theatres. During the thirty-nine weeks ended December 28, 2000, we incurred $13,827,000 of theatre and other closure expense comprised of accruals for expected payments to landlords to terminate the leases related to 27 theatres with 179 screens.

        International theatrical exhibition costs and expenses increased 16.0% from the prior year. Film exhibition costs increased 25.5% due to higher admission revenues. Rent expense increased 10.1% and theatre operating expense increased 3.9% from the prior year, due to the addition of two new theatres with 36 screens since December 28, 2000. International theatrical exhibition costs and expenses were positively impacted by a stronger U.S. dollar, although this did not contribute materially to consolidated net loss.

        Costs and expenses from NCN and other increased 5.1% due to an increase in direct selling expense at NCN.

        General and Administrative. General and administrative expenses increased 15.3% during the thirty-nine weeks ended December 27, 2001 due to an increase in incentive compensation expense. As a percentage of total revenues, general and administrative expenses increased from 2.4% in the prior year to 2.5% in the current year.

        Depreciation and Amortization. Depreciation and amortization decreased 6.2%, or $4,890,000, during the thirty-nine weeks ended December 27, 2001. This decrease was caused by a decrease in depreciation of $5,510,000 related to impairment losses recorded in previous periods which reduced the carrying value of the theatre assets.

        During the thirty-nine weeks ended December 28, 2000, we recognized a non-cash impairment loss of $3,813,000. The prior year charge was related to discontinued development of a theatre in Taiwan and to 29 North American multiplex theatres with 180 screens in twelve states (primarily Florida, California, Texas, Michigan and Arizona), including a loss of $1,521,000 associated with 20 theatres that were included in impairment losses in previous periods. All of the 29 North American multiplex theatres have been closed.

        (Gain) Loss on Disposition of Assets. Gain on disposition of assets increased from a gain of $1,795,000 in the prior year to a gain of $1,826,000 during the current year. The current and prior year results also include gains of $1,682,000 and $72,000, respectively, on the favorable settlements of capital lease obligations and gains related to the sales of real estate held for investment.

        Other Expense (Income).    During the thirty-nine weeks ended December 27, 2001, we recognized $3,754,000 of one-time transaction expenses incurred in connection with the issuance of Preferred Stock. During the thirty-nine weeks ended December 28, 2000, we recognized non-cash income of $9,996,000 related to the extinguishment of gift certificate liabilities for multiple years of sales. The extinguishment of gift certificate liabilities related to calendar year 1994 sales resulted in other income of $2,617,000 and the extinguishment of gift certificate liabilities for sales in calendar year 1993 and prior years resulted in one-time other income of $7,379,000.

        Interest Expense.    Interest expense decreased 24.7% during the thirty-nine weeks ended December 27, 2001 compared to the prior year, due to a decrease in average outstanding borrowings and a decrease in interest rates.

        Income Tax Provision.    The provision for income taxes is a benefit of $400,000 in the current year and a benefit of $15,100,000 in the prior year. The effective tax rate was 17.6% for the current year compared to 36.2% for the previous year. We adjust our expected annual tax rate on a quarterly basis based on current projections of non-deductible expenses and pre-tax earnings or losses for our domestic and foreign subsidiaries.

        Net Loss for Shares of Common Stock.    Net loss for shares of common stock decreased during the thirty-nine weeks ended December 27, 2001 to a loss of $22,460,000 from a loss of $42,320,000 in the prior year. Basic loss per share of common stock was $.96 compared to a loss of $1.80 in the prior year. Prior year results include the cumulative effect of an accounting change of $15,760,000 (net of income tax benefit of $10,950,000) which increased loss per share of common stock by $.67 for the thirty-nine weeks ended December 28, 2000. Preferred Stock dividends of 11,989 additional shares of Preferred Stock valued at $20,587,000 were recorded during the thirty-nine weeks ended December 27, 2001.

Operating Results For Years (52 weeks) Ended March 29, 2001, March 30, 2000 and April 1, 1999.

	52 Weeks Ended March 29, 2001	52 Weeks Ended March 30, 2000	52 Weeks Ended April 1, 1999
	(Dollars in thousands)
Revenues
North American theatrical exhibition
Admissions	$747,958	$714,340	$630,242
Concessions	320,866	319,725	300,374
Other theatre	23,680	28,709	20,841

	1,092,504	1,062,774	951,457
International theatrical exhibition
Admissions	63,110	48,743	31,919
Concessions	13,358	10,130	6,973
Other theatre	2,372	1,304	925

	78,840	60,177	39,817
NCN and other	43,457	43,991	32,182

Total revenues	$1,214,801	$1,166,942	$1,023,456

Costs of operations
North American theatrical exhibition
Film exhibition costs	$399,467	$392,414	$341,523
Concession costs	42,309	47,218	46,434
Theatre operating expense	277,338	272,886	249,916
Rent expense	204,310	183,214	157,282
Preopening expense	2,648	5,392	1,783
Theatre and other closure expense	24,169	16,661	2,801

	950,241	917,785	799,739
International theatrical exhibition
Film exhibition costs	32,884	25,322	16,914
Concession costs	4,146	3,508	2,253
Theatre operating expense	23,435	17,186	10,229
Rent expense	25,004	15,548	8,088
Preopening expense	1,160	1,403	482

	86,629	62,967	37,966
NCN and other	42,610	44,619	30,899
General and administrative expense	32,499	47,407	52,321
Restructuring charge	—	12,000	—
Depreciation and amortization	105,260	95,974	89,221
Impairment of long-lived assets	68,776	5,897	4,935
(Gain) loss on disposition of assets	(664)	(944)	(2,369)

Total costs and expenses	$1,285,351	$1,185,705	$1,012,712

Years Ended March 29, 2001 and March 30, 2000

        Revenues.    Total revenues increased 4.1% during the year ended March 29, 2001 compared to the year ended March 30, 2000.

        North American theatrical exhibition revenues increased 2.8% from the prior year. Admissions revenues increased 4.7% due to a 7.8% increase in average ticket price offset by a 2.9% decrease in attendance. The increase in average ticket prices was due primarily to a strategic initiative implemented by us during fiscal 2000 and 2001 to selectively increase ticket and concession prices. Attendance decreased due to a 6.8% decrease in attendance at comparable theatres (theatres opened before fiscal 2000), the closure or sale of 36 theatres with 244 screens since March 30, 2000 offset by attendance increases from four new theatres with 75 screens added since March 30, 2000. The decline in attendance at comparable theatres was related to certain older multiplexes (theatres generally without stadium seating) experiencing competition from megaplexes (theatres with predominantly stadium seating) operated by us and other competing theatre circuits, a trend we generally anticipate will continue, and a decline in the popularity of film product, primarily in the summer, during the year ended March 29, 2001 as compared with the prior year. Concessions revenues increased 0.4% due to a 3.3% increase in average concessions per patron offset by the decrease in attendance. The increase in average concessions per patron was attributable primarily to selective price increases.

        International theatrical exhibition revenues increased 31.0% from the prior year. Admissions revenues increased 29.5% due to an increase in attendance from the addition of two new theatres with a total of 34 screens since March 30, 2000. Attendance at comparable theatres decreased 1.7%. Concession revenues increased 31.9% due primarily to the increase in total attendance. International revenues were negatively impacted by a stronger U.S. dollar, although this did not contribute materially to consolidated net loss.

        Revenues from NCN and other decreased 1.2% from the prior year ended March 30, 2000 due to a decline in revenues at NCN.

        Costs and expenses.    Total costs and expenses increased 8.4% during the year ended March 29, 2001 compared to the year ended March 30, 2000.

        North American theatrical exhibition costs and expenses increased 3.5% from the prior year ended March 30, 2000. Film exhibition costs increased 1.8% due to higher admissions revenues offset by a decrease in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 53.4% in the current year as compared with 54.9% in the prior year. The decrease in film exhibition costs as a percentage of admissions revenues was impacted primarily by Star Wars Episode I: The Phantom Menace, a film whose audience appeal led to higher than normal film rental terms during the prior year. Concession costs decreased 10.4% due to additional marketing incentives from vendors under renegotiated contract terms and our initiative to consolidate purchasing to obtain more favorable pricing. As a percentage of concessions revenues, concession costs were 13.2% in the current year compared with 14.8% in the prior year. As a percentage of revenues, theatre operating expense was 25.4% in the current year as compared to 25.7% in the prior year. Rent expense increased 11.5% due to the higher number of screens in operation and the growing number of megaplexes in our theatre circuit, which generally have higher rent per screen than multiplexes. During the year ended March 29, 2001, we incurred $24,169,000 of theatre and other closure expenses primarily comprised of expected payments to landlords to terminate leases related to the closure of 31 multiplexes with 211 screens and vacant restaurant space related to a terminated joint venture. We closed these theatres as a result of negative operating cash flows which were not expected to improve in the future. We anticipate that we will incur approximately $5,000,000 of costs related to the closure of approximately 75 multiplex screens in fiscal 2002 and $6,000,000 of costs related to the closure of approximately 75 multiplex screens in fiscal 2003.

        International theatrical exhibition costs and expenses increased 37.6% from the prior year ended March 30, 2000. Film exhibition costs increased 29.9% primarily due to higher admission revenues. Rent expense increased 60.8% and theatre operating expense increased 36.4% from the prior year ended March 30, 2000, due to the increased number of screens in operation. International theatrical exhibition costs and expenses were positively impacted by a stronger U.S. dollar, although this did not contribute materially to consolidated net loss.

        Costs and expenses from NCN and other decreased 4.5% due primarily to a decrease in costs at NCN.

        General and Administrative.    General and administrative expenses decreased 31.4% from the prior year ended March 30, 2000 due to cost savings associated with the consolidation of our divisional operations. As a percentage of total revenues, recurring general and administrative expenses declined from 3.8% in the prior year ended March 30, 2000 to 2.7% in the current year. On September 30, 1999, we recorded a restructuring charge of $12,000,000 ($7,200,000 net of income tax benefit or $0.31 per share) related to the consolidation of our three U.S. divisional operations offices into our corporate headquarters and a decision to discontinue direct involvement with pre-development activities associated with certain retail/entertainment projects conducted through our wholly-owned subsidiary, Centertainment, Inc.

        Depreciation and Amortization.    Depreciation and amortization increased 9.7%, or $9,286,000, during the year ended March 29, 2001. This increase was primarily caused by an increase in depreciation of $10,514,000 related to our new megaplexes.

        During fiscal 2001, we recognized a non-cash impairment loss of $68,776,000 ($40,576,000 net of income tax benefit, or $1.73 per share) on 76 theatres with 719 screens. We recognized an impairment loss of $35,263,000 on five Canadian theatres with 122 screens, $19,762,000 on 17 U.S. theatres with 202 screens, (primarily in Arizona, Texas, Florida, California and Maryland) including two theatres with 44 screens opened since 1995, $4,891,000 on one French theatre with 20 screens, $3,592,000 on 34 U.S. theatres with 222 screens (primarily in Texas, Florida and Michigan) that were closed during fiscal 2001, $3,476,000 on 19 U.S. theatres with 153 screens (primarily in Georgia, Florida and Missouri) that are expected to be closed in the near future, $1,042,000 on the discontinued development of a theatre in Taiwan and $750,000 related to real estate held for sale. Included in these losses, is an impairment of $3,855,000 on 41 theatres with 317 screens that were included in impairment losses recognized in previous periods. The estimated future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets. We are evaluating our future plans for many of our theatres, which may include selling theatres, subleasing properties to other exhibitors or for other uses, or closing theatres and terminating the leases. We expect to close approximately 150 screens in fiscal 2002 and 2003. Prior to and including fiscal 2001, $8,608,000 of impairment charges have been taken on these expected closures and the economic life of these theatre assets have been revised to reflect management's best estimate of the economic life of the theatre assets for purposes of recording depreciation. Closure or other dispositions of certain theatres will result in expenses which are primarily comprised of expected payments to landlords to terminate leases and will be recorded as theatre and other closure expense.

        Impairment of Long-Lived Assets.    During the fourth quarter of fiscal 2000, we recognized a non-cash impairment loss of $5,897,000 ($3,479,000 net of income tax benefit, or $0.15 per share) on 13 theatres with 111 screens in six states (primarily Florida, Michigan and Louisiana) including a loss of $690,000 associated with one theatre that was included in impairment losses recognized in previous periods.

        Gain on disposition of assets decreased from a gain of $944,000 in the prior year ended March 30, 2000 to a gain of $664,000 during the current year. Fiscal 2001 results include a gain on the sale of real estate held for investment offset by the loss on the sale of furniture, fixtures and equipment. Fiscal 2000 results include a gain on the sale of real estate held for investment and gains related to the sales of the real estate assets associated with two theatres.

        Other Income.    During fiscal 2001, we recognized non-cash income of $9,996,000 ($5,898,000 net of income tax benefit, or $0.25 per share) related to the extinguishment of gift certificate liabilities.

        Interest Expense.    Interest expense increased 22.8% during the year ended March 29, 2001 compared to the prior year, due to an increase in average outstanding borrowings and interest rates.

        Income Tax Provision.    The provision for income taxes decreased to a benefit of $45,700,000 during the current year ended March 29, 2001 from a benefit of $31,900,000 in the prior year. The effective tax rate was 33.6% for the current year ended March 29, 2001 compared to 39.3% for the previous year. The decline in effective rate was primarily due to a $5,200,000 increase in valuation allowance for state and foreign net operating loss carryforwards. Management believes that it is more likely than not that these net operating loss carryforwards will not be realized due to uncertainties as to the timing and amounts of future taxable income.

        Net Loss.    Net loss increased during the year ended March 29, 2001 to a loss of $105,886,000 from a loss of $55,187,000 in the prior year due primarily to the impairment loss and the cumulative effect of an accounting change recorded in the current year. Net loss per share was $4.51 compared to a loss of $2.35 in the prior year. Fiscal 2001 results include the cumulative effect of an accounting change of $15,760,000 (net of income tax benefit of $10,950,000) and an impairment loss of $68,776,000 ($40,576,000 net of income tax benefit) which reduced earnings per share by $0.67 and $1.73, respectively, for the year ended March 29, 2001. Fiscal 2000 results include the cumulative effect of an accounting change of $5,840,000 (net of income tax benefit of $4,095,000) and a restructuring charge of $12,000,000 ($7,200,000 net of income tax benefit of $4,800,000), which reduced earnings per share by $0.25 and $0.31, respectively, for the year ended March 30, 2000.

Years Ended March 30, 2000 and April 1, 1999

        Revenues.    Total revenues increased 14.0% during the year ended March 30, 2000 compared to the year ended April 1, 1999.

        North American theatrical exhibition revenues increased 11.7% from the prior year. Admissions revenues increased 13.3% due to a 13.4% increase in average ticket price. The increase in average ticket prices was due primarily to a strategic initiative implemented by us to selectively increase ticket and concession prices. Attendance decreased due to the closure or sale of 42 theatres with 279 screens since April 1, 1999 and a 7.6% decrease in attendance at comparable theatres (theatres opened before fiscal 1999) offset by attendance increases from 15 new theatres with 342 screens added since April 1, 1999. The decline in attendance at comparable theatres was related to certain older multiplexes experiencing competition from new megaplexes operated by us and other competing theatre circuits, a trend we generally anticipate will continue, and a decline in the popularity of film product during the year ended March 30, 2000 as compared with the prior year ended April 1, 1999. Concessions revenues increased 6.4% due to a 6.5% increase in average concessions per patron. The increase in average concessions per patron was attributable primarily to selective price increases.

        International theatrical exhibition revenues increased 51.1% from the prior year ended April 1, 1999. Admissions revenues increased 52.7% due to an increase in attendance from the addition of four new theatres with a total of 78 screens since April 1, 1999. Attendance at comparable theatres decreased 11.4% due to a decline in the popularity of film product in Japan and competition from new theatrical exhibitors in Japan. Concession revenues increased 45.3% due primarily to the increase in total attendance. International revenues were positively impacted by a weaker U.S. dollar, although this did not contribute materially to consolidated net loss.

        Revenues from NCN and other increased 36.7% from the prior year due to increased sales of rolling stock advertising at NCN.

        Costs and expenses.    Total costs and expenses increased 17.1% during the year ended March 30, 2000 compared to the year ended April 1, 1999.

        North American theatrical exhibition costs and expenses increased 14.8% from the prior year. Film exhibition costs increased 14.9% due to higher admissions revenues and an increase in the percentage of admissions paid to film distributors. As a percentage of admissions revenues, film exhibition costs were 54.9% in the current year as compared with 54.2% in the prior year. The increase in film exhibition costs as a percentage of admissions revenues was primarily due to Star Wars Episode I: The Phantom Menace, a film whose audience appeal led to higher than normal film rental terms. Concession costs increased 1.7% due to the increase in concessions revenues offset by a decrease in concession costs as a percentage of concessions revenues. As a percentage of concessions revenues, concession costs were 14.8% in the current year compared with 15.5% in the prior year, due to the concession price increases. As a percentage of revenues, theatre operating expense was 25.7% in the current year as compared to 26.3% in the prior year. Rent expense increased 16.5% due to the higher number of screens in operation and the growing number of megaplexes in our theatre circuit, which generally have higher rent per screen than multiplexes. During the year, we incurred $16,661,000 of theatre closure expenses primarily comprised of expected payments to landlords to terminate leases related to the closure of 35 multiplexes with 242 screens. We closed these theatres as a result of negative operating cash flows which were not expected to improve in the future.

        International theatrical exhibition costs and expenses increased 65.9% from the prior year ended April 1, 1999. Film exhibition costs increased 49.7% primarily due to higher admission revenues, offset by a decrease in the percentage of admissions paid to film distributors. Rent expense increased 92.2% and theatre operating expense increased 68.0% from the prior year, due to the increased number of screens in operation. International theatrical exhibition costs and expenses were negatively impacted by a weaker U.S. dollar, although this did not contribute materially to consolidated net loss.

        Costs and expenses from NCN and other increased 44.4% due primarily to an increase in costs associated with the increased sales of rolling stock advertising at NCN.

        General and Administrative.    General and administrative expenses decreased 9.4% from the prior year due to cost savings associated with the consolidation of our divisional operations as discussed below. We also incurred $2,500,000 of non-recurring relocation costs related to this consolidation. As a percentage of total revenues, recurring general and administrative expenses declined from 5.1% in the prior year to 3.8% in the current year ended March 30, 2000.

        On September 30, 1999, we recorded a restructuring charge of $12,000,000 ($7,200,000 net of income tax benefit or $0.31 per share) related to the consolidation of our three U.S. divisional operations offices into our corporate headquarters and a decision to discontinue direct involvement with pre-development activities associated with certain retail/entertainment projects conducted through our wholly-owned subsidiary, Centertainment, Inc. Included in this total are severance and other employee related costs of $5,300,000, lease termination costs of $700,000 and the write-off of capitalized pre-development costs of $6,000,000. As a result of the restructuring, we realized general and administrative expense reductions of approximately $5,500,000 in fiscal 2000.

        Depreciation and Amortization.    Depreciation and amortization increased 7.6%, or $6,753,000, during the year ended March 30, 2000. This increase was caused by an increase in depreciation of $12,930,000 related to our new megaplexes, which was partially offset by a $8,728,000 decrease in amortization due to a change in accounting for start-up activities.

        Impairment of Long-Lived Assets.    During the fourth quarter of the current year, we recognized a non-cash impairment loss of $5,897,000 ($3,479,000 net of income tax benefit, or $0.15 per share) on 13 theatres with 111 screens in six states (primarily Florida, Michigan and Louisiana) including a loss of $690,000 associated with one theatre that was included in impairment losses recognized in previous periods. The estimated future cash flows of these theatres, undiscounted and without interest charges, were less than the carrying value of the theatre assets.

        During the fourth quarter of fiscal 1999, we recognized a non-cash impairment loss of $4,935,000 ($2,912,000 net of income tax benefit, or $0.13 per share) on 24 theatres with 186 screens in eleven states (primarily Georgia, Ohio, Texas and Colorado) including a loss of $937,000 associated with seven theatres that were included in impairment losses recognized in previous periods.

        Gain on disposition of assets decreased from a gain of $2,369,000 in the prior year ended April 1, 1999 to a gain of $944,000 during the current year ended March 30, 2000. Current year results include a gain on the sale of real estate held for investment and gains related to the sales of the real estate assets associated with two theatres. Prior year results include gains related to the sales of real estate assets associated with three theatres.

        Interest Expense.    Interest expense increased 62.3% during the year ended March 30, 2000 compared to the prior year ended April 1, 1999, due to an increase in average outstanding borrowings and interest rates. The increase in average interest rates was primarily due to the issuance of $225,000,000 of 9 1/2% senior subordinated notes due 2011 on January 27, 1999.

        Income Tax Provision.    The provision for income taxes decreased to a benefit of $31,900,000 during the current year ended March 30, 2000 from a benefit of $10,500,000 in the prior year ended April 1, 1999. The effective tax rate was 39.3% for the current year compared to 39.6% for the previous year.

        Net Loss.    Net loss increased during the year ended March 30, 2000 to a loss of $55,187,000 from a loss of $16,016,000 in the prior year. Net loss per share was $2.35 compared to a loss of $0.69 in the prior year. Current year results include the cumulative effect of an accounting change of $5,840,000 (net of income tax benefit of $4,095,000) and a restructuring charge of $12,000,000 ($7,200,000 net of income tax benefit of $4,800,000), which reduced earnings per share by $0.25 and $0.31, respectively, for the year ended March 30, 2000.

Liquidity and Capital Resources

        Our revenues are collected in cash, principally through box office admissions and theatre concessions sales. We have an operating "float" which partially finances our operations and which generally permits us to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 30 to 45 days following receipt of box office admissions revenues. We are only occasionally required to make advance or early payments or non-refundable guaranties of film rentals. Film distributors generally release the films which they anticipate will be the most successful during the summer and holiday seasons. Consequently, we typically generate higher revenues during such periods.

        Cash flows from operating activities, as reflected in the Consolidated Statements of Cash Flows, were $43,458,000, $89,027,000 and $67,167,000 in fiscal years 2001, 2000 and 1999, respectively, and were $71,977,000 and $53,793,000 during the thirty-nine weeks ended December 27, 2001 and

December 28, 2000, respectively. The decrease in operating cash flows from fiscal year 2000 to fiscal year 2001 is primarily due to increased competition, the decline in the performance of films and an increase in rent, interest and theatre closure payments. The increase in operating cash flows from the thirty-nine weeks ended December 28, 2000 to the thirty-nine weeks ended December 27, 2001 was due to increased Adjusted EBITDA, a decrease in interest payments and a decrease in payments on accounts payable offset by an increase in theatre closure payments, a decrease in income tax refunds and an increase in Preferred Stock transaction costs. We had a net working capital deficit as of December 27, 2001 and March 29, 2001 of $123,698,000 and $148,519,000, respectively. The decrease in working capital deficit is due to an increase in cash and equivalents, an increase in receivables, decreases in cash overdrafts, construction payables and accrued theatre closure expense offset by increases in accrued interest and accrued payroll. The working capital deficit is not expected to negatively impact our ability to fund operations or planned capital expenditures for at least the next twelve months. We borrow against our credit facility to meet obligations as they come due and had approximately $335,000,000 and $150,000,000 available on our credit facility to meet these obligations as of December 27, 2001 and March 29, 2001, respectively. After giving effect to our sale of our notes due 2012 and the application of proceeds therefrom, as of December 27, 2001 we had $327.2 million available under our credit facility.

        We continue to expand our North American and international theatre circuits. During fiscal 2001, we opened six theatres with 109 screens and added six screens to an existing theatre. In addition, we closed 37 theatres with 250 screens resulting in a circuit total of 180 theatres with 2,768 screens as of March 29, 2001. During the thirty-nine weeks ended December 27, 2001, we opened seven theatres with 130 screens. In addition, we closed ten theatres with 62 screens resulting in a circuit total of 177 theatres with 2,836 screens as of December 27, 2001.

        We fund the costs of constructing new theatres through internally generated cash flow or borrowed funds. We generally lease our theatres pursuant to long-term non-cancelable operating leases which require the developer, who owns the property, to reimburse us for a portion of the construction costs. However, we may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases. During fiscal 2001, we leased five new theatres with 97 screens from developers and leased one theatre with twelve screens pursuant to a ground lease. During the thirty-nine weeks ended December 27, 2001, we leased seven new theatres with 130 screens from developers. During the thirty-nine weeks ended December 27, 2001, we sold and subsequently leased back the land at one of our megaplexes to Entertainment Properties Trust, a real estate investment trust, for approximately $7,500,000. The sales price was determined by our management and the management of Entertainment Properties Trust based on historical cost, and our annual base rent was based on such cost and an initial lease rate which we believe was consistent with prevailing market conditions.

        We sponsored Entertainment Properties Trust's formation, and Mr. Peter C. Brown, Chairman of the Board, Chief Executive Officer and President, serves as Chairman of the Board of Trustees of Entertainment Properties Trust. Because of the various agreements between Entertainment Properties Trust and us, situations may arise where we have differing interests from Entertainment Properties Trust. These agreements include (i) leases with respect to 17 theatre properties and (ii) a right of first refusal and first offer that expires in November 2002 in favor of Entertainment Properties Trust to purchase any megaplex and related entertainment properties acquired or developed and owned (or ground leased) by us. As of December 27, 2001, we had five open magaplexes that would be subject to Entertainment Properties Trust's right of first refusal and first offer to purchase should we seek to sell and subsequently leaseback such megaplexes. Reference is made to Note 8—Leases in the Notes to Consolidated Financial Statements included in Part I Item 8 of our Form 10-K for the fiscal year ended March 29, 2001 for additional information regarding transactions with Entertainment Properties Trust.

        Historically, we have either paid for or leased the equipment used in a theatre. We may purchase leased equipment from lessors, if prevailing market conditions are favorable. We entered into master lease agreements in fiscal 2000 and 1999 in the amount of $21,200,000 and $25,000,000, respectively, for equipment necessary to fixture certain theatres. The master lease agreements have an initial term of six years and include early termination and purchase options. We classify these leases as operating leases. During the thirty-nine weeks ended December 27, 2001, we purchased the leased furniture, fixtures and equipment at six theatres with 156 screens for a total of $23,700,000. We expect that our net cash requirements for purchases of leased furniture, fixtures and equipment in fiscal 2002 will be approximately $24,000,000 to $31,000,000.

        As of December 27, 2001, we had construction in progress of $48,600,000 and reimbursable construction advances (amounts due from developers on leased theatres) of $1,491,000. We had four theatres in the U.S. with a total of 73 screens, one theatre in the United Kingdom with 16 screens and one theatre in Spain with 20 screens under construction on December 27, 2001. During the thirty-nine weeks ended December 27, 2001, we had net capital expenditures (capital expenditures less proceeds from sale and leaseback transactions) of $47,200,000. During the fifty-two weeks ended March 29, 2001, March 30, 2000 and April 1, 1999, we had net capital expenditures of $109,655,000, $176,619,000 and $260,813,000, respectively. We expect that our net cash requirements for capital expenditures in fiscal 2002 will be approximately $75,000,000.

        Our credit facility permits borrowings at interest rates based on either the bank's base rate or LIBOR, plus applicable margins ranging from 0.0% to 1.5% on base rate loans and from 0.75% to 2.50% on LIBOR loans, and requires an annual commitment fee based on margin ratios that could result in a rate of 0.375% or 0.500% on the unused portion of the commitment. The credit facility matures on April 10, 2004. As of December 27, 2001, the average rate of interest on outstanding indebtedness under the credit facility was 3.5% per annum. The lender's commitments under the credit facility will be reduced by $25.0 million on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 and by $50.0 million on December 31, 2003. The total commitment under the credit facility is $425.0 million, but the credit facility contains covenants that limit our ability to incur debt (whether under the credit facility or from other sources). As of December 27, 2001, we had outstanding borrowings of $62 million under the credit facility and an additional approximately $335 million ($327 million after giving pro forma effect to the offering of our notes due 2012) was available for borrowing under the credit facility.

        The credit facility includes several financial covenants. We are required to maintain (i) a maximum net indebtedness to annualized EBITDA ratio, as defined in the credit facility (generally, the ratio of the principal amount of outstanding indebtedness (less cash and equivalents) as of the last day of the most recent quarter to earnings for the most recent four quarters before interest, taxes, depreciation, amortization and other noncash charges, theatre closing or disposition costs, theatre opening costs, and gains or losses from asset sales, and including an annualized EBITDA calculation for any permanently closed, disposed of or acquired theatre on a pro forma basis as if such closure, disposition or acquisition occurred on the first day of the calculation period), of 5.50 to 1 from March 30, 2001 through and including March 28, 2002, and a ratio of 5.0 to 1 thereafter, (ii) a minimum cash flow coverage ratio, as defined in the credit facility (generally, the ratio of annualized EBITDA for the most recent four quarters to the sum of (A) consolidated interest expense for such period, (B) amounts paid as cash dividends, for the optional repurchase or redemption of subordinated debt or capital stock, or with respect to the principal amount of capitalized lease obligations during such period, plus (C) the current portion of debt with an original maturity exceeding one year as of the last day of the most recent quarter), of 1.40 to 1, and (iii) a maximum net senior indebtedness to annualized EBITDA ratio, as defined in the credit facility (generally, the ratio of the principal amount of outstanding indebtedness other than subordinated indebtedness (less cash and equivalents) as of the last day of the most recent quarter to annualized EBITDA for the most recent four quarters), of 3.75 to 1 from March 30, 2001 through and including March 28, 2002, and a ratio of 3.50 to 1 thereafter. The credit facility also (i) generally limits investments in entities which are unrestricted subsidiaries, are not guarantors of the credit facility or are not our wholly-owned subsidiaries, to $100 million in the aggregate, plus the greater of 25% of free cash flow or 50% of consolidated net income (or minus 100% of the consolidated net income if negative) (as defined in the credit facility) after December 27, 1995 and (ii) imposes limitations on the incurrence of additional indebtedness, creation of liens, changes of control, transactions with affiliates, dividends, mergers, investments, guarantees, asset sales, business activities and pledges.

        Covenants under the credit facility limit our ability to incur additional debt. The credit facility allows us to incur any amount of debt which satisfies the definition of subordinated debt thereunder or if the administrative agent of the credit facility approves the terms of proposed subordinated debt, in either case as long as we continue to meet the financial covenants in the credit facility. If not qualified as subordinated debt under the credit facility, generally we are limited to no more than $75 million of new debt, subject to meeting our financial covenants.

        Each of our significant subsidiaries (as defined in the credit facility), including AMC, has guaranteed the credit facility. If at any time the ratio of our net senior indebtedness to annualized EBITDA exceeds 3.75 to 1, we and each of our subsidiaries that is a guarantor is obligated to pledge to the lenders under the credit facility all the capital stock of any subsidiary owned by such person and all of our and our subsidiaries' indebtedness owed to such person.

        On March 9, 1997, we sold $200 million aggregate principal amount of 9 1/2% senior subordinated notes due 2009. We used the net proceeds from the issuance of the notes due 2009 (approximately $194 million) to reduce borrowings under our credit facility. Interest on the notes due 2009 is payable on March 15 and September 15 of each year. The notes due 2009 are redeemable at our option, in whole or in part, at any time on or after March 15, 2002 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 15, 2006, plus in each case interest accrued to the redemption date. The notes due 2009 are unsecured and are subordinated to all our existing and future senior indebtedness (as defined in the note indenture for the notes due 2009).

        On January 27, 1999, we sold $225 million aggregate principal amount of 9 1/2% senior subordinated notes due 2011. Net proceeds from the issuance of the notes due 2011 (approximately $219 million) were used to reduce borrowings under our credit facility. The notes due 2011 bear interest at the rate of 9 1/2% per annum, payable February and August of each year. The notes due 2011 are redeemable at our option, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. The notes due 2011 are unsecured and are subordinated to all our existing and future senior indebtedness (as defined in the note indenture for the notes due 2011). The notes due 2011 rank equally with our 9 1/2% senior subordinated notes due 2009.

        On January 16, 2002, we sold $175 million aggregate principal amount of 9 7/8% senior subordinated notes due 2012. Net proceeds from the issuance of the notes due 2012 (approximately $167.9 million) were used to reduce borrowings under our credit facility and will be used to pursue our current business strategy, including acquisition of other theatres and theatre circuits, including our proposed acquisition of GC Companies, and for general corporate purposes. The notes due 2012 bear interest at the rate of 9 7/8% per annum, payable in February and August of each year. The notes due 2012 are redeemable at our option, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus in each case interest accrued to the redemption date. The notes due 2012 are unsecured and are subordinated to all our existing and future senior indebtedness (as defined in the note indenture for the notes due 2012). The notes due 2012 rank equally with our 9 1/2% senior subordinated notes due 2009 and our 9 1/2% senior subordinated notes due 2011.

        The indentures relating to the notes allow us to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under our credit facility. The indentures also allow us to incur any amount of additional debt as long as we can satisfy the coverage ratio of each indenture, both at the time of the event (under the indentures for the notes due 2009 and 2011) and after giving effect thereto on a pro forma basis (under each of the indentures). Under the indenture relating to the notes due 2009, the most restrictive of the indentures, as of December 27, 2001 and after giving effect to our sale of notes due 2012, we could borrow approximately $7.7 million, in addition to permitted indebtedness (assuming an interest rate of 10% per annum on the additional borrowings). If we cannot satisfy the coverage ratios of the indentures, generally we can incur, in addition to amounts borrowed under the credit facility, no more than $75 million of new "permitted indebtedness" under the terms of the indenture relating to the notes due 2009, the most restrictive of the indentures.

        The indentures relating to the notes also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates, and mergers and sales of assets, and require us to make an offer to purchase the notes upon the occurrence of a change in control, as defined in the indentures. Upon a change of control, we would be required to make an offer to repurchase each holder's notes due 2009, notes due 2011 and notes due 2012 at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. For additional information relating to covenants contained in the indentures governing the notes, see "Note 9—Subsequent Event" to "Notes to Consolidated Financial Statements" for the thirty-nine weeks ended December 27, 2001 and December 28, 2000.

        The indentures relating to the notes also contain provisions subordinating our obligations under the notes to our obligations under the credit facility and other senior indebtedness. These include a provision that applies if there is a payment default under the credit facility or other senior indebtedness and one that applies if there is a non-payment default that permits acceleration of indebtedness under the credit facility. If there is a payment default under the credit facility or other senior indebtedness, generally no payment may be made on the notes until such payment default has been cured or waived or such senior indebtedness had been discharged or paid in full. If there is a non-payment default under the credit facility that would permit the lenders to accelerate the maturity date of the credit facility, no payment may be made on the notes for a period (the "Payment Blockage Period") commencing upon the receipt by the indenture trustees for the notes of notice of such default and ending up to 179 days thereafter. Not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. Our failure to make payment on any series of notes when due or within any applicable grace period, whether or not occurring under a Payment Blockage Period, will be an event of default with respect to such notes.

        As of December 27, 2001, we were in compliance with all financial covenants relating to the credit facility, the notes due 2009 and the notes due 2011.

        In addition to the indebtedness discussed above, as of December 27, 2001 we had $57.7 million of capital and financing lease obligations and approximately $3.1 billion of undiscounted rental payments under operating leases with initial base terms ranging from 13 to 25 years.

        As of January 15, 2002, we entered into a stock purchase agreement to acquire GC Companies and certain of its subsidiaries pursuant to a plan of reorganization that has been filed in GC Companies' bankruptcy proceedings. We estimate that the aggregate purchase price will be approximately $167.3 million (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments). The estimated purchase price includes cash payments of $64.7 million, $73.2 million in senior subordinated notes and $29.4 million in shares of our common stock or approximately 2.8 million shares, assuming a value of $10.50 per share (the public offering price of our common stock in this offering). We have estimated the purchase price based on payment options available to key creditors of GC Companies. While the final purchase price may range from $165 million to $180 million and may be comprised of varying forms of cash, senior subordinated notes and shares of our common stock, we believe that the estimated $167.3 million purchase price (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments) represents the most likely outcome. The estimated maximum purchase price of $178.5 million includes cash payments of $38.5 million, the issuance of $110.6 million in senior subordinated notes and $29.4 million in shares of our common stock or approximately 2.8 million shares, assuming a value of $10.50 per share (the public offering price of our common stock in this offering). Our purchase price estimates assume operating borrowings by GC Companies of $13.95 million under its $45 million DIP facility at the effective date of the plan of reorganization, which amount includes $10.95 million for the purchase of participating interests in loans to GC Companies' South American joint venture as contemplated by the Fleet/Bank of America support agreement. If borrowings at the effective time are different from our current estimates, the purchase price and the amount of cash we pay may increase or decrease depending on the final borrowings outstanding under the DIP facility. We are required to repay the DIP facility on the effective date if GC Companies is unable to do so. Our estimates of the purchase price do not include certain contingent obligations under the plan of reorganization to Harcourt General, Inc., which will include the obligations (i) to pay on a discounted basis half of any rent reductions we might realize from renegotiating specified leases within six months after the plan of reorganization is confirmed, (ii) to assume Harcourt's obligations as guarantor of, or to indemnify Harcourt with respect to, further obligations under certain leases assumed by reorganized GC Companies or its reorganized subsidiaries, and (iii) to issue Harcourt shares of our common stock with a value of up to $750,000 if leases with respect to certain theatres are bought out or replaced within six months after plan confirmation. Under the plan of reorganization, reorganized GC Companies and its reorganized subsidiaries will retain liability for certain trade payables and other current liabilities not discharged in the bankruptcy, reorganized GC Companies will continue to have certain obligations to retirees and certain of GC Companies' executory contracts and unexpired leases will be assumed by reorganized GC Companies or one of its reorganized subsidiaries.

        On January 28, 2002, we entered into letters of intent with the owners of Gulf States Theatres and Entertainment Properties Trust respecting a series of transactions pursuant to which, if consummated:

  •
  we would acquire the operations of Gulf States and related assets (exclusive of Gulf States' real estate assets) from Gulf States for an aggregate purchase price of approximately $45 million;

  •
  Entertainment Properties Trust would acquire Gulf States' real estate assets, consisting of five theatres with 68 screens located in the New Orleans, Louisiana area, and lease them to us for a term of 20 years with an initial annual base rent of $7.2 million and provisions for rent escalators and percentage rents;

  •
  we would agree to enter into a sale/leaseback transaction with Entertainment Properties Trust for certain new megaplex theatres that we develop in the New Orleans, Louisiana area within three years after the closing date with an annual base rent based on our capitalized costs and an initial lease rate consistent with prevailing market conditions; and

  •
  we would make available for sale/leaseback to Entertainment Properties Trust two theatres with 42 screens with an initial lease rate of 11%.

        On March 9, 2002, we entered into a definitive purchase agreement with the owners of Gulf States Theatres and also entered into leases with Entertainment Properties Trust with respect to the transactions referred to in the first three bullet points in the preceding paragraph. Of our approximate $45 million purchase price, we will pay approximately $5.8 million to Entertainment Properties Trust for specified non-real estate assets which Entertainment Properties Trust will acquire from Gulf States

Theatres and will resell to us at cost. We also will pay the owners of Gulf States Theatres $300,000 annually for five years in connection with consulting and non-competition agreements. The sellers will deposit approximately $2 million in escrow to secure the performance of certain repairs. The closing under the purchase agreement is subject to customary conditions and is expected to occur on March 15, 2002. The leases are conditioned upon the closing under the purchase agreeement.

        The price at which we sell properties to Entertainment Properties Trust will be determined by our management and the management of Entertainment Properties Trust based on historical cost. We believe our lease terms with Entertainment Properties Trust are consistent with prevailing market conditions. The letter of intent with respect to the transaction referred to in the fourth bullet point in the next preceding paragraph is non-binding and the proposed transaction is subject to satisfactory completion of due diligence and negotiation of definitive agreements. Following the acquisition, we expect to assign the leases for two of the theatres with 20 screens, which would reduce our initial annual base rentals to Entertainment Properties Trust with respect to the Gulf States Theatres to approximately $5.2 million.

        On April 19, 2001, we issued shares of Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock for an aggregate purchase price of $250,000,000. Net proceeds from the sale (including transaction expenses) of approximately $225,000,000 were used to reduce outstanding indebtedness under our credit facility. On September 13, 2001, pursuant to the certificate of designations relating to the Preferred Stock, all shares of Series B Exchangeable Preferred Stock were exchanged for an equal number of shares of Series A Convertible Preferred Stock. As described in Note 5 to our Notes to Consolidated Financial Statements for the year ended March 29, 2001, dividends on the Series A Convertible Preferred Stock are payable in additional shares of Series A Convertible Preferred Stock until April 2004. Thereafter, at our option, dividends on Series A Convertible Preferred Stock may be paid in additional shares of Series A Convertible Preferred Stock until April 2008. Reference is made to such note 5 for information describing circumstances in which holders of Series A Convertible Preferred Stock may be entitled to special in-kind dividends and other circumstances under which holders of Series A Convertible Preferred Stock may be required to receive payments-in-kind in lieu of cash and Series B Exchangeable Preferred Stock instead of Series A Convertible Preferred Stock. Reference is also made to such note 5 and to "Description of Capital Stock" elsewhere herein for information relating to conversion rights, exchange obligations, our redemption option, the holders' redemption option, voting rights, election of directors and liquidation preferences of the Preferred Stock.

        We believe that cash generated from operations, existing cash and equivalents, expected reimbursements from developers and the available commitment amount under our credit facility will be sufficient to fund operations, including amounts due under credit agreements, and planned capital expenditures and acquisitions for at least the next twelve months and enable us to maintain compliance with covenants related to the credit facility and the notes. However, the performance of films licensed by us and unforeseen changes in operating requirements could affect the ability to continue our business strategy as well as comply with certain financial covenants.

        Liquidity and Capital Resources should be read in conjunction with the "AMC Entertainment Inc. Condensed Pro Forma Financial Statements" which give effect to this offering, the offering of our notes due 2012 and the proposed acquisition of GC Companies.

Deferred Tax Assets

        We have recorded net current and non-current deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, of approximately $150,000,000 as of March 29, 2001, and estimate that we must generate at least $385,000,000 of future taxable income to realize those deferred tax assets. To achieve this level of future taxable income, we intend to pursue our current business strategy that includes expansion of our theatre circuit and closing less profitable theatres, reduction of credit facility borrowings and related interest expense with the net proceeds from this offering and the sale of our senior subordinated notes due 2012 and company-wide cost control initiatives. The theatrical exhibition industry is cyclical and we believe that we are capable of generating future taxable income once the current industry replacement cycle is completed.

        We believe it is more likely than not that we will realize future taxable income sufficient to utilize our deferred tax assets except as follows. As of December 27, 2001, we believed it was more likely than not that certain deferred tax assets related to state tax net operating loss carryforwards, a net operating loss carryforward of our French subsidiary in the amount of $3,500,000 (expiring in 2003 through 2006) and other deferred tax assets of our French subsidiary totaling $1,600,000 will not be realized due to uncertainties as to the timing and amounts of related future taxable income. Accordingly, a valuation allowance of $5,561,000 was established.

        We have made estimates of our future taxable income based on expected increases in attendance, including the benefit of additional market share due to anticipated industry screen closures and enhanced income attributable to projected declines in film related advertising costs. We anticipate that we will begin generating taxable income in fiscal year 2004. Based on expected future reversals of our temporary differences, estimates of future taxable income and tax planning strategies (i.e. sale of various assets with built-in taxable gains), we believe it is more likely than not that we will have generated sufficient taxable income by the end of fiscal year 2008 to enable us to realize our deferred tax assets recorded as of December 27, 2001. Our estimates of future taxable income require significant amounts of management judgement and estimation and actual results could differ from estimated amounts. See "Forward Looking Statements" and "Risk Factors—Risk Related to Our Business" for factors which may cause actual results to differ from our expectations. Accordingly, while we believe it is more likely than not that we will realize future taxable income sufficient to realize our net current and non-current deferred tax asset of $150,000,000, it is possible that these deferred taxes may not be realized in the future.

        The table below reconciles earnings (loss) before income taxes and cumulative effect of an accounting change for financial statement purposes with taxable loss for income tax purposes.

	(estimated) 39 Weeks Ended December 27, 2001	52 Weeks Ended March 29, 2001	52 Weeks Ended March 30, 2000	52 Weeks Ended April 1, 1999
	(in thousands)
Loss before income taxes and cumulative effect of an accounting change	$(2,273)	$(135,826)	$(81,247)	$(26,516)
Cumulative effect of an accounting change	—	26,710	(9,935)	—
Reserve for future dispositions	(15,280)	13,810	15,364	(421)
Depreciation and amortization	11,603	(16,600)	(3,740)	(17,790)
Gain on disposition of assets	—	(1,358)	(16,000)	(1,247)
Impairment of long-lived assets	—	50,961	(5,896)	3,542
Foreign corporation activity	7,658	(640)	5,779	4,274
Other	(24,170)	(24,180)	32,517	4,807

Taxable loss before special deductions and net operating loss carrybacks	$(22,462)	$(87,123)	$(63,158)	$(33,351)

        Our foreign subsidiaries have net operating loss carryforwards in Portugal, Spain and the United Kingdom aggregating $8,000,000, $417,000 of which may be carried forward indefinitely and the balance of which expires from 2003 through 2008. Our federal income tax loss carryforward of $147,000,000 expires in 2020 and 2021 and will be limited to approximately $8,500,000 annually due to the sale of

Preferred Stock to the Apollo Purchasers. Our state income tax loss carryforwards of $52,000,000, net of valuation allowance, may be used over various periods ranging from five to 20 years.

        We anticipate that net temporary differences should reverse and become available as tax deductions as follows:

2002	$55,000,000
2003	33,000,000
2004	20,000,000
2005	38,000,000
2006	8,000,000
Thereafter	84,000,000

Total	$238,000,000

Euro Conversion

        In January 1999, certain member countries of the European Union established irrevocable, fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The introduction of the Euro was phased in over a period ending January 1, 2002, when Euro notes and coins came into circulation. The existing currencies are due to be completely removed from circulation on February 28, 2002.

        We currently operate one theatre in Portugal, three theatres in Spain and one in France. These countries are member countries that adopted the Euro as of January 1, 1999. We have implemented necessary changes to accounting, operational, and payment systems to accommodate the introduction of the Euro. We do not anticipate that the conversion will have a material impact on our consolidated financial position, results of operations or cash flows.

Impact of Inflation

        Historically, the principal impact of inflation and changing prices upon us has been to increase the costs of the construction of new theatres, the purchase of theatre equipment and the utility and labor costs incurred in connection with continuing theatre operations. Film exhibition costs, our largest cost of operations, are customarily paid as a percentage of admissions revenues and hence, while the film exhibition costs may increase on an absolute basis, the percentage of admissions revenues represented by such expense is not directly affected by inflation. Except as set forth above, inflation and changing prices have not had a significant impact on our total revenues and results of operations.

New Accounting Pronouncements

        During fiscal 1999, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities which was amended by Statement of Financial Accounting Standards No. 138 issued in June 2000. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The statement is effective for all fiscal years beginning after June 15, 2000. The statement will become effective for us in fiscal 2002. Adoption of this statement is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 draws upon the existing accounting rules and explains those rules, by analogy, to other transactions that the existing rules do not specifically address. We adopted SAB 101, as required, retroactive to the beginning of fiscal year 2001. The impact of adopting SAB 101 on our consolidated financial position and results of operations is summarized in Note 1 of our Notes to Consolidated Financial Statements.

        In April 2001, the FASB staff issued an announcement which was codified as EITF Topic No. D-95 Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share. Topic

No. D-95 requires the inclusion of participating convertible securities in the computation of basic earnings per common share. Topic No. D-95 permits the use of either the "if-converted" or the "two-class" method: we have selected the "if-converted" method. The dilutive effect of our Series A Convertible Preferred Stock is considered in the computation of basic earnings per common share in accordance with Topic No. D-95. Under Topic No. D-95 the dilutive effect of the Series A Convertible Preferred Stock on basic earnings per common share cannot be less than the amount that would result from the application of the "two-class" method of computing basic earnings per common share. The "two-class" method is an earnings allocation formula that determines earnings per share for the common stock and the participating Series A Convertible Preferred Stock according to dividends declared and participating rights in the undistributed earnings as if all such earnings were distributed. If we pay dividends on the common stock in any fiscal period, we must pay the holders of Series A Preferred shares dividends on an "as converted" basis, to the extent the dividends we pay per share of common stock are greater than the face amount of dividends per share of Series A Convertible Preferred Stock otherwise payable in such fiscal period. The retroactive application of Topic No. D-95 had no effect on previously reported earnings per common share.

        In July 2001, the FASB issued two new standards: SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for using one method (the purchase method) and prescribes criteria for the initial recognition and measurement of goodwill and other intangible assets. SFAS No. 141 is effective for all business combinations completed after June 30, 2001.

        SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. The provisions of SFAS No. 142 state that goodwill and indefinite-lived intangible assets will no longer be amortized and that goodwill and indefinite-lived intangible assets will be tested for impairment at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 will become effective for us in fiscal 2003. Adoption of SFAS No. 142 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        In August 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 will become effective for us in fiscal 2004. Adoption of SFAS No. 143 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        In October 2001, the FASB issued SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 applies to all long-lived assets (excluding goodwill) and discontinued operations and it develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 will become effective for us in fiscal 2003. We are currently reviewing SFAS No. 144 to determine its impact, if any, on our future consolidated financial position, results of operations or cash flows.

        In July 2001, the SEC issued a Staff Announcement which was codified as EITF Topic No. D-98 Classification and Measurement of Redeemable Securities. Topic No. D-98 provides additional guidance about determining when an equity security is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer.

        During the fiscal quarter ended December 27, 2001, we adopted Topic No. D-98. There was no impact to our consolidated financial position, results of operations or cash flows as a result of adopting Topic No. D-98. We believe that adoption of Topic No. D-98 will not require a restatement of financial statements until such time, if ever, that (i) the holders of our Preferred Stock either (a) are entitled to elect a majority of the board of directors or (b) could convert a portion of their Preferred Stock into a sufficient number of shares of common stock to gain control of the board of directors and (ii) our optional right to redeem the Preferred Stock is unconditional. Such circumstances do not presently exist and we believe should not exist prior to 2006, if ever.

BUSINESS

General

        We are organized as a holding company. Our principal subsidiaries are American Multi-Cinema, Inc. ("AMC"), AMC Entertainment International, Inc. ("AMCEI"), National Cinema Network, Inc. ("NCN") and AMC Realty, Inc. We conduct our North American theatrical exhibition business through AMC and AMCEI. We are developing theatres outside North America through AMCEI and its subsidiaries. We engage in advertising services through NCN.

        We are one of the leading theatrical exhibition companies in the world, based on revenues. For the 52 weeks ended December 27, 2001, we had revenues of $1.3 billion and Adjusted EBITDA of $149.4 million. We also had a net loss for this period of $65.4 million. As of December 27, 2001, we operated 177 theatres with a total of 2,836 screens, with 92.5%, or 2,622, of our screens in North America, and 7.5%, or 214, of our screens in China (Hong Kong), Japan, France, Portugal, Spain and Sweden.

        Our revenues are generated primarily from box office admissions and theatre concession sales, which represented approximately 67% and 27%, respectively, of our revenues for the 52 weeks ended December 27, 2001. The balance of our revenues are generated from ancillary sources, including on-screen advertising, video games located in theatre lobbies and the rental of theatre auditoriums. We typically show initial release, or "first run," cinema motion pictures which we license from distributors owned by major film production companies and independent distributors.

        Key characteristics of our business that we believe differentiate us from and give us a competitive advantage over many other theatrical exhibition companies include our modern theatre circuit, our predominantly megaplex theatre format and our prime theatre locations.

        Modern Theatre Circuit.    We continually upgrade the quality of our theatre circuit by adding new screens through new builds, acquisitions and expansions and disposing of older screens through closures and sales. We have added 2,118 new screens, or approximately 75% of our total current screens, since April 1995. During this period, we also disposed of 156 theatres with 941 screens.

        Megaplex Theatre Format.    We are an industry leader in the development and operation of megaplex theatres, typically defined as having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times. We believe that the introduction of the megaplex has led to the current industry replacement cycle, which has accelerated the obsolescence of older, smaller theatres by setting new standards for moviegoers. As of December 27, 2001, approximately 71%, or 2,027, of our screens were located in megaplex theatres. As of December 27, 2001, our average number of screens per theatre was 16.0, which we believe was the highest among the major North American theatre exhibitors, compared with 5.4 for all North American theatrical exhibition companies, based upon the National Association of Theatre Owners 2001-02 Encyclopedia of Exhibition.

        Prime Theatre Locations.    Our theatres are generally located in large, urban markets near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience. Approximately 74% of our domestic screens are located in areas among the 25 largest DMAs.

        The following table provides detail with respect to the geographic location of our theatre circuit as of December 27, 2001.

North America	Total Screens	Total Theatres
Florida	453	33
California	431	27
Texas	347	17
Arizona	148	7
Georgia	132	9
Pennsylvania	111	11
Missouri	103	7
Virginia	89	6
Michigan	80	6
Ohio	80	4
Colorado	72	4
Illinois	60	2
Kansas	50	3
New Jersey	46	4
North Carolina	46	2
Oklahoma	44	2
Maryland	42	5
Washington	34	3
New York	33	2
Nebraska	24	1
Kentucky	20	1
District of Columbia	9	1
Louisiana	8	1

Total United States	2,462	158

Canada	160	7

Total North America	2,622	165

International	Total Screens	Total Theatres
China (Hong Kong)	11	1
France	20	1
Japan	79	5
Portugal	20	1
Spain	66	3
Sweden	18	1

Total International	214	12

Total Theatre Circuit	2,836	177

        The following table sets forth information concerning additions (new builds, expansions and acquisitions), dispositions and end of period theatres and screens operated.

	Changes in Our Theatres Operated
	Additions		Dispositions		Total Theatres Operated
Fiscal Year Ended	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
March 28, 1996	7	150	13	61	226	1,719
April 3, 1997	17	314	15	76	228	1,957
April 2, 1998	24	608	23	123	229	2,442
April 1, 1999	20	380	16	87	233	2,735
March 30, 2000	20	450	42	282	211	2,903
March 29, 2001	6	115	37	250	180	2,768

	94	2,017	146	879
Thirty-nine Weeks Ended
December 27, 2001	7	130	10	62	177	2,836

Total	101	2,147	156	941

Our Strategy

        Our strategic plan has three principal elements:

  •
  maximizing the performance of our existing operations by focusing on the fundamentals of our business;
  •
  growing and improving our theatre portfolio through strategic acquisitions, selective new builds and the continued disposition of older, underperforming theatres; and
  •
  enhancing and extending our business and brands.

        Focus on Fundamentals.    We believe the fundamentals of our business include maximizing revenues and managing our overhead costs and capital expenditures. Since fiscal 1999, we have implemented key strategic initiatives in each of these areas, which have resulted in the following:

  •
  theatre revenues per patron increased 11.4% in fiscal 2000 and 5.6% in fiscal 2001, which resulted in a per patron increase of greater than $1.00 over this period. Theatre revenues per patron increased 5.8% during the thirty-nine weeks ended December 27, 2001, compared to the same period in the prior year,
  •
  general and administrative expenses decreased by approximately $20 million, from $52.3 million in fiscal 1999 to $32.5 million in fiscal 2001. We achieved this by centralizing our divisional operational structure and reducing our staffing above the theatre level by approximately 30%; and
  •
  we reduced our net capital expenditures from $261 million in fiscal 1999 to $110 million in fiscal 2001 and to $76 million in the 52 week period ended December 27, 2001, consistent with our objective of becoming free cash flow positive (which we define as net income plus depreciation and amortization, less net capital expenditures).

        We continue to evaluate opportunities for further revenues, cost savings and cash flow improvements in these and other areas. We believe that our successful execution of these strategic initiatives is one of the reasons that we are one of the few major domestic theatrical exhibition companies that has not filed for bankruptcy in recent years.

        Strategic Acquisitions.    The megaplex format, which we introduced in the United States in 1995, began a replacement cycle for the industry. This industry-wide construction of megaplexes rendered many theatres obsolete and helped lead to the bankruptcy of twelve of our competitors since 1999. We believe that these bankruptcies and the curtailment of expansion that naturally occurs at the end of a replacement cycle has set the stage for the consolidation of our industry. We intend to actively evaluate strategic acquisition opportunities that complement our theatre portfolio in terms of asset quality and are consistent with our market development strategy.

        Selective New Builds.    As a pioneer of the megaplex theatre format and based upon the strength of our balance sheet, we believe that we will continue to have attractive site opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. We typically select new theatre sites on the basis of retail concentration, access to surface transportation and demographic trends. We have in-house real estate representatives who work with brokers to identify potential new sites, develop the economic profile of the sites and present the opportunities to senior management. As of December 27, 2001, we had six theatres with 109 screens under construction.

        Disposition of Theatres.    We believe that a major factor that has further differentiated us from our competitors and has contributed to our success in a restructuring industry environment has been our proactive efforts to close older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have disposed of 941 screens. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases. As of December 27, 2001, we had 24 multiplex theatres with 195 screens, or approximately 7% of our total screens, that we have identified for closure over the next two to three years. These older theatres have been experiencing declining attendance due primarily to competition from newer megaplexes but, as a group, had positive operating cash flow for the 52 weeks ended December 27, 2001.

        Enhancing and Extending our Brands and Business.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing. Examples of this include:

  •
  we provide on-screen advertising and lobby marketing to over 11,000 screens through our wholly owned subsidiary, NCN, one of the nation's leading in-theatre marketing companies;

  •
  we are currently installing a digital projection technology developed by NCN into several of our theatres. The Digital Theatre Distribution System™ streamlines the delivery of in-theatre advertising and is also suitable for alternative content;

  •
  our MovieWatcher® frequent moviegoer loyalty program is the largest program in the industry with over three million members; and

  •
  we are a founding partner and own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 6,000 screens, including our own.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        North American film distributors typically establish geographic film licensing zones and generally allocate available film to one theatre within that zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. In film zones where there is competition, a distributor generally will allocate its films among the exhibitors in the zone. As of December 27, 2001, approximately 82% of our domestic screens were located in non-competitive film zones.

        Licenses that we enter into typically state that rental fees are based on either firm terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under a firm terms formula, we pay the distributor a specified percentage of box office receipts, with the percentages declining over the term of the run. Firm term film rental fees are generally the greater of (i) 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks versus (ii) a specified percentage (i.e. 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses (commonly known as a 90-10 clause). The settlement process allows for negotiation based upon how a film actually performs. A firm term agreement could result in lower than anticipated film rent if the film outperforms expectations especially in regards to length of run and, conversely, there is a downside risk when the film underperforms.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Buena Vista Pictures (Disney), Paramount Pictures, Universal Pictures, Warner Bros. Distribution, New Line Cinema, SONY Pictures Releasing (Columbia Pictures and Tri-Star Pictures), Miramax, MGM/United Artists, USA Pictures, Twentieth Century Fox, Sony Classics and DreamWorks. According to information sourced from AC Nielson EDI, Inc., these distributors accounted for 97% of industry admissions revenues from January 2, 2001 through December 25, 2001. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 2001, no single distributor accounted for more than 9% of the motion pictures that we licensed or for more than 14% of our box office admissions. At this time, we enjoy good relationships with all the major distributors listed above.

        During the period from January 1, 1990 to December 31, 2000, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 490 in 1998, according to the Motion Picture Association of America.

Concessions

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy and other products. Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency.

        Our primary concessions products are various sizes of popcorn, soft drinks, candy and hot dogs, all of which we sell at each of our theatres. However, different varieties of candy and soft drinks are offered at theatres based on preferences in that particular geographic region. We have also implemented "combo-meals" for patrons which offer a pre-selected assortment of concessions products.

        We design megaplex theatres to have more concessions capacity to make it easier to serve larger numbers of customers. In addition, our megaplexes generally feature the "pass-through" concept, which enables the concessionist serving patrons to simply sell concessions items instead of also preparing them, thus providing more rapid service to customers. Strategic placement of large concessions stands within theatres heightens their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands.

        We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

Theatre Management and Support

        We use a centralized structure to operate our business on a day-to-day basis. We view each theatre location as a discrete profit center and a portion of management's compensation at each theatre is linked to the operating results of each unit. All theatre level personnel complete formal training programs to maximize both customer service and the efficiency of our operations. Theatre management additionally receives two week market-based training focusing on operations administration, marketing, and MIS interpretation within their first 18 months with us.

        Theatre staffing varies depending on the size and configuration of the theatre and levels of attendance. For example, a typical ten-screen movie theatre may have four managers with 50 associates while a megaplex may have eight managers and 125 associates. We are committed to developing the strongest possible management teams and seek college graduates for career management positions.

        Our policy development, strategic planning, asset management, marketing, finance, accounting and information systems are managed at our corporate office located in Kansas City, Missouri. All film licensing activity occurs in Woodland Hills, California.

Theatrical Exhibition Industry and Competition

        Motion picture theatres are the primary initial distribution channel for new motion picture releases and we believe that the theatrical success of a motion picture is often the most important factor in establishing its value in the cable television, videocassette/DVD and other ancillary markets. We believe that the emergence of alternative motion picture distribution channels has not adversely affected attendance at theatres and that these distribution channels do not provide an experience comparable to the out-of-home entertainment experience offered by moviegoing. We believe that the public will continue to recognize the value of viewing a movie on a large screen with superior audio and visual quality, while enjoying a variety of concessions and sharing the experience with a larger audience.

        Moviegoing has demonstrated steady growth, with the North American box office increasing by a 5.8% CAGR over the last 30 years. Since the introduction of the megaplex in 1995, these positive growth trends have become more pronounced, with the box office growing by a 6.9% CAGR from 1995 to 2000. In 2001, according to The Hollywood Reporter, industry attendance was 1.5 billion, an increase of 5% over the prior year, and box office revenues were $8.4 billion, an increase of 9% over the prior year.

        As a result of the economic appeal of megaplex theatres and exhibitors' development of new megaplexes without a corresponding closing of older multiplexes, from 1995 to 1999, the North American indoor screen count grew by a CAGR of 7.8%, from 26,995 to 36,448 screens. However, attendance per screen declined during this period by a CAGR of 3.7%. We believe that this decline reflects the industry's excess screen capacity, in which older multiplexes or less competitively positioned theatres are being rendered obsolete by newer megaplexes, resulting in declining profitability.

        Since 1999, several of our major North American theatrical competitors have filed for bankruptcy protection as a result of the overcapacity of screens, among other reasons. Since that time, the industry's indoor screen capacity has declined to 35,597 in 2000 and, according to AC Nielson EDI, Inc., industry screens are estimated to have declined further by approximately 500 during 2001.

        The following table represents information obtained from the National Association of Theatre Owners 2001-02 Encyclopedia of Exhibition for the most recent six years.

Year	Attendance (in millions)	Indoor Screens	Attendance per Screen (in thousands)	Average Ticket Price	Box Office Sales (in millions)
2000	1,421	35,597	39.9	$5.39	$7,661
1999	1,465	36,448	40.2	$5.08	$7,448
1998	1,481	33,418	44.3	$4.69	$6,949
1997	1,388	31,050	44.7	$4.59	$6,365
1996	1,339	28,905	46.3	$4.42	$5,911
1995	1,263	26,995	46.8	$4.35	$5,493

        There are over 600 companies competing in the North American theatrical exhibition industry, approximately 300 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on the listing of exhibitors in the National Association of Theatre Owners 2001-02 Encyclopedia of Exhibition, we believe that the ten largest exhibitors (in terms of number of screens) operated approximately 58% of the indoor screens in 2001.

        The following table presents the ten largest North American theatrical exhibition companies by box office revenues:

Company	North American Box Office Revenues (millions)(1)	North American Screens(2)	North American Theatres(2)
*Regal Cinemas, Inc.	$814.0	4,067	354
AMC Entertainment Inc.	748.0	2,588	172
*Loews Cineplex Entertainment Corp.	641.8	2,323	264
Cinemark USA, Inc.	375.8	2,223	189
*United Artists Theatre Company	367.7	1,590	213
*Carmike Cinemas	321.3	2,431	350
National Amusements, Inc.	310.4	1,081	103
*Edwards Theatres Circuit, Inc.	238.1	690	60
*GC Companies	233.9	700	72
Hoyts Cinemas Corporation	174.1	926	106

(1)    Source: AC Nielson EDI, Inc. data for the twelve months ended March 29, 2001 for exhibitors other than AMC Entertainment Inc. AMC Entertainment Inc. revenues are based on actual North American admissions revenues for the year ended March 29, 2001.

(2)    Source: Listing of U.S. and Canadian Exhibitors in the National Association of Theatre Owners 2001-02 Encyclopedia of Exhibition.

* Indicates that the company has filed for bankruptcy or reorganized under bankruptcy laws.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, there are few barriers preventing another company from opening a theatre near one of our theatres, which may adversely effect operations at our theatre. Where competitors build theatres in areas where we operate, it may adversely affect our attendance at our theatres in such areas.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

        The advent of digital technology will not only enhance the on-screen presentation of motion picture content but presents an opportunity to further explore the revenue potential of on-screen-advertising and alternative programming options. Both areas may offer opportunities to expand revenue sources, and in doing so, offer relief to pressure on existing operating margins. We are a recognized industry leader in research, development, and testing of digital technology for application in the theatre environment.

Regulatory Environment

        The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990 (ADA). Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Although we believe that our theatres are in substantial compliance with the ADA, in January 1999, the Civil Rights Division of the Department of Justice filed suit against us alleging that certain of our theatres with stadium-style seating violate the ADA. See "Risk Factors—Risks Related to Our Business—We are parties to significant litigation" and "—Legal Proceedings."

        As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is generally seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons, and our results of operations may vary significantly from quarter to quarter.

Employees

        As of December 27, 2001, we had approximately 1,800 full-time and 11,000 part-time employees. Approximately 4% of our part-time employees were minors paid the minimum wage.

        Fewer than one percent of our employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators. We believe that our relationship with this union is satisfactory.

Legal Proceedings

        On January 29, 1999, the Department of Justice filed suit in the United States District Court for the Central District of California, United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. The complaint alleges that we have designed, constructed and operated two of our motion picture theatres in the Los Angeles area and unidentified theatres elsewhere that have stadium-style seating in violation of Department of Justice regulations implementing Title III of the ADA and related "Standards for Accessible Design." The complaint alleges various types of non-compliance with the Standards, but relates primarily to issues relating to lines of sight. The Department of Justice seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        The current Department of Justice position appears to be that theatres must provide wheelchair seating locations and transfer seats with viewing angles to the screen that are at the median or better, counting all seats in the auditorium. Heretofore, we have attempted to conform to the evolving standards promulgated by the Department of Justice and believe our theatres are in substantial compliance with the ADA. We believe that the Department of Justice's current position has no basis in the ADA or related regulations. We have filed an answer denying the allegations. To date, three courts have considered the Department of Justice's position with respect to wheelchair locations. All three courts have rejected that position and decided the disputes in favor of the exhibitors. Lara v. Cinemark USA, Inc., United States Court of Appeals for the Fifth Circuit, No. 99-0204; Oregon Paralyzed Veterans of America v. Regal Cinemas,  Inc. United States District Court for the District of Oregon, No. 00-485-KI; and United States of America v. Cinemark USA, Inc., United States District Court for the Northern District of Ohio, No. 1:99CV-705. Based upon current precedent, we do not believe that this matter is likely to result in an outcome that will have a material adverse effect on our financial condition.

        We are also the defendant in two coordinated cases now pending in California, Weaver v. AMC Entertainment Inc., (No. 310364, filed March 2000 in Superior Court of California, San Francisco County), and Geller v. AMC Entertainment Inc. (No. RCV047566, filed May 2000 in Superior Court of California, San Bernardino County). The litigation is based upon California Civil Code Section 1749.5, which provides that "on or after July 1, 1997, it is unlawful for any person or entity to sell a gift certificate to a purchaser containing an expiration date." Weaver is a purported class action on behalf of all persons in California who, on or after January 1, 1997, purchased or received an AMC Gift of Entertainment containing an expiration date. Geller is brought by a plaintiff who allegedly received one of our discount tickets in California containing an expiration date and who purports to represent all California purchasers of these "gift certificates" purchased from any of our theatres, stores, locations, web-site or other venue owned or controlled by us since January 1, 1997. Both complaints allege unfair competition and seek injunctive relief. Geller seeks restitution of all expired "gift certificates" purchased in California since January 1, 1997 and not redeemed. Weaver seeks disgorgement of all revenues and profits obtained since January 1997 from sales of "gift certificates" containing an expiration date, as well as actual and punitive damages. On May 11, 2001, following a special trial on the issue, the court ruled that our Gifts of Entertainment and discount tickets are "gift certificates." We intend to appeal this ruling and to continue defending the cases vigorously. Should the result of this litigation ultimately be adverse, we are presently unable to estimate the amount of our potential loss.

        We are the plaintiff in American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. Et. al. USDC W.D. Mo. Case No. 01-0378-CV-W. In this suit, we seek damages, presently estimated to aggregate $20 million, from the construction manager and certain subcontractors to recover amounts, most of which we have spent to date, to correct defective installation of certain fireproofing materials at eight theatres. The complaint was originally brought in state court in December 2000 but was removed to federal court on or about April 6, 2001. Similar claims respecting two of the same group of theatres are pending against other subcontractors in additional cases. We have conducted inspections in other theatres and are in the midst of a testing program to determine whether similar problems exist in other theatres, in which case the amount of damages that we seek in such litigation may increase. We recently became aware of one additional theatre where a similar problem appears to exist. Based on presently available information, we do not believe such matters will have a material adverse effect on our results of operations, financial condition or liquidity.

        We are party to various legal proceedings in the ordinary course of business, none of which is expected to have a material adverse effect on us except as noted above.

PROPOSED ACQUISITION OF GC COMPANIES

        We have entered into a definitive agreement, dated as of January 15, 2002, to acquire GC Companies and certain of its subsidiaries pursuant to a plan of reorganization sponsored by us that has been filed in GC Companies' bankruptcy proceedings, each of which is subject to a number of conditions, including bankruptcy court approval. According to GC Companies' 2001 Form 10-K, as of October 31, 2001, GC Companies and its subsidiaries operated 73 theatres with 677 screens in North America and had a 50% interest in a joint venture which operated nine theatres with 87 screens in Argentina, six theatres with 50 screens in Chile, a theatre with 15 screens in Brazil and a joint venture with an eight-screen theatre in Uruguay. When the acquisition is consummated, we expect that GC Companies and its subsidiaries will operate 66 theatres with 621 screens in North America and retain its interest in the South American joint venture.

  Overview of GC Companies' Business

        GC Companies was incorporated in 1993 as a result of a 1993 spin-off from Harcourt General, Inc. and conducts its business in the United States through the name "General Cinema." Its theatre operations are the outgrowth of an exhibition business which started in 1922. The following is a summary of GC Companies' principal business activities as of October 31, 2001.

  •
  GC Companies' domestic theatres are located in 19 states and the District of Columbia.

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  Approximately 60% of GC Companies' screens (including South American screens operated through a joint venture) are located in theatres constructed since 1995, and we believe that approximately 81% of its domestic screens are located in areas among the 25 largest DMAs.

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  GC Companies' subsidiary, General Cinema International, Inc., has a 50% interest in a joint venture with Hoyts Cinema Group, which operated nine theatres with 87 screens in Argentina, six theatres with 50 screens in Chile, a theatre with 15 screens in Brazil and a joint venture with an eight-screen theatre in Uruguay.

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  GC Companies owns a portfolio of venture capital investments in businesses unrelated to GC Companies' theatre business.

        For the 52 weeks ended December 27, 2001, on a pro forma basis after giving effect to the offering of our notes due 2012 and this offering, we generated total revenues of $1.3 billion and pro forma Adjusted EBITDA of $149.4 million. We also had a net loss for this period of $71.6 million. During the same period, on a pro forma basis after giving effect to the offering of our notes due 2012, this offering and the acquisition of GC Companies, we generated total revenues of $1.6 billion and pro forma Adjusted EBITDA of $183.8 million, not including an additional approximate $8.8 million of annual cost savings and $3.0 million of operating synergies that we believe may be achieved as we integrate GC Companies into our existing business, and a net loss of $72.9 million. Although we believe these estimations and forward looking statements are reasonable, we cannot assure you that we will be able to achieve these cost savings and operating synergies, and actual results may differ materially from our estimates. See "Summary Pro Forma Financial Data."

        On October 11, 2000, GC Companies and certain of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. GC Companies is presently operating its domestic theatre business and managing its investment assets as debtor-in-possession, subject to the jurisdiction of the United States Bankruptcy Court in the District of Delaware. As a result of the Chapter 11 proceedings, creditors are stayed from collection actions on substantially all of GC Companies' pre-petition indebtedness, obligations and guarantees. In the Chapter 11 cases, approximately $196 million of liabilities as of October 31, 2001, are subject to modification under the plan of reorganization. Pre-petition claims will be satisfied in accordance with GC Companies' plan of reorganization. In order to finance its operations and its obligations to pay adequate protection payments to secured creditors and certain of its subsidiaries, GC Companies has entered into a $45 million debtor-in-possession, or DIP, facility, with three financial institutions.

        GC Companies' subsidiary which holds its interest in its South American theatre joint venture did not file a petition under Chapter 11 and is not a debtor in the Chapter 11 cases. As a result, GC Companies' subsidiary which holds its interest in the South American theatre joint venture is not subject to the jurisdiction of the bankruptcy court and the joint venture's lenders may retain liens on the South American theatres and exercise their rights and remedies after the completion of our acquisition of GC Companies. In its 2001 Form 10-K, GC Companies has disclosed that the joint venture is in default of the Argentine and Chilean loan agreements as the debts thereunder became due in December 2001 and payment was not made in accordance with the agreements. If the lenders were to exercise their rights and remedies arising from that default, the joint venture's interest in the Argentine and Chilean theatres could be worthless. However, the lenders under these loan agreements have entered into a support agreement (which we call the Fleet/Bank of America support agreement) with us wherein they have conditionally agreed to support a modification to the plan of reorganization that provides for GC Companies acquiring, at par, a 25% undivided, non-voting, economic participation interest in the joint venture's loans for an aggregate purchase price of $10.95 million. As provided in the Fleet/Bank of America support agreement, GC Companies would purchase the participation interest within five days after entry of the bankruptcy court's order confirming the plan of reorganization, whereupon the GC Companies' guaranties would be released and the lenders would extend the final maturity date of the loans to the joint venture to the first anniversary of the effective date of the plan of reorganization. The lenders also would agree that financial covenants would not be applicable to the borrowers prior to such final maturity date and would agree not to accelerate the loans without GC Companies' consent as long as accrued interest is paid in full on a current basis. GC Companies would borrow under the DIP facility to purchase the participation interest and would own the participation interest when we acquire its stock on the effective date of the plan of reorganization.

Reasons for the Acquisition

        The acquisition of GC Companies will help us to improve our position in the following respects:

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  Strengthen market share in existing markets. We will strengthen our position as the first or second largest exhibitor in terms of percentage of box office in Atlanta, Dallas, Los Angeles, Philadelphia and Washington, D.C. and will increase our number of screens in Chicago, New York City and Seattle.

  •
  Entry into major new North American Markets. We will gain a presence in five new major North American metropolitan markets in which we currently have no theatres. These market areas, Baltimore, Boston, Cleveland, Indianapolis and Minneapolis, are among the 25 largest DMAs.

  •
  We expect to realize cost savings as a result of the acquisition. Because the acquisition will increase our number of screens by 28%, we expect it will permit us to negotiate more favorable terms on concessions and service contracts from national and regional vendors.

Structure of Proposed Acquisition

        If the plan of reorganization is consummated, we will become the owner of all the stock of reorganized GC Companies and will provide to creditors of GC Companies consideration under the plan of reorganization having a value of between approximately $165 million and $180 million, based upon an estimated date of confirmation of the proposed plan of reorganization at the end of March 2002, among other factors. The ultimate amount that we will distribute to creditors of GC Companies is not presently determinable and will depend, among other things, upon:

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  a final determination of allowed claims that will be made by the bankruptcy court;

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  the form of consideration chosen by certain creditors to whom alternatives are available;

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  the form of recovery and consideration we choose to issue to certain creditors;

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  the amount of cash otherwise available to GC Companies at the effective date of the plan of reorganization; and

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  the length of time it takes to consummate the transaction.

        Under the plan of reorganization, the consideration that we distribute to creditors will consist of cash, our senior subordinated notes and shares of our common stock (valued at the greater of (i) $10 per share and (ii) the average closing price per share for the 15 trading days prior to the effective date of the plan of reorganization). We intend to fund our cash requirements by utilizing cash and borrowings under our credit facility. The exact amount of cash and our senior subordinated notes that will be distributed and the number of shares that will be issued to creditors will depend primarily on the factors listed above. We currently estimate that the purchase price for GC Companies will be $167.3 million (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments), consisting of $64.7 million of cash, $73.2 million of our senior subordinated notes and $29.4 million fair value of our common stock, which would represent approximately 2.8 million shares at a price of $10.50 per share. We estimate that the maximum purchase price for GC Companies would be $178.5 million, consisting of $38.5 million of cash, $110.6 million of our senior subordinated notes and $29.4 million fair value of our common stock, which would represent approximately 2.8 million shares at a price of $10.50 per share. We might have to pay more cash if our indenture covenants limit the amount of senior subordinated notes that we can issue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources." Our purchase price estimates assume that GC Companies' DIP facility borrowings at the effective time of the plan of reorganization will not exceed $13.95 million, which amount includes $10.95 million for the purchase of participating interests in loans to GC Companies' South American joint venture as contemplated by the Fleet/Bank of America support agreement. If borrowings at the effective time are different from our current estimates, the purchase price and the cash we will pay may increase or decrease depending on the final borrowings outstanding under the DIP facility. We are required to repay the DIP facility on the effective date if GC Companies is unable to do so.

        Under the plan of reorganization, GC Companies' portfolio of venture capital investments may be acquired by a newly created business development company in which we would receive an approximately 26% preferential interest with a distribution priority of approximately $6.5 million. The business development company has agreed to exercise an option to buy our preferential interest for $6.5 million and to effect such a purchase on or near the effective date of the acquisition. If the business development company does not acquire the portfolio of venture capital investments under the plan of reorganization, it has agreed nonetheless to purchase the assets on or near the effective date for $6.5 million in cash.

        If the plan of reorganization is confirmed, after the effective date, reorganized GC Companies and its subsidiaries will become our direct or indirect subsidiaries. We generally have no liability under the plan of reorganization except to issue our securities and to pay cash as provided in the plan of reorganization and for certain obligations to Harcourt, which will include the obligations (i) to pay on a discounted basis half of any rent reductions we might realize from renegotiating specified leases within certain specified periods, (ii) to assume Harcourt's obligations as guarantor of, or to indemnify Harcourt with respect to, further obligations under certain leases assumed by reorganized GC Companies or its reorganized subsidiaries, and (iii) to issue to Harcourt shares of our common stock with a value of up to $750,000 if agreements to buy out or replace leases with respect to certain theatres are executed within six months after confirmation of the plan of reorganization. Provision for these items is not included in the estimated purchase price. Under the plan of reorganization, reorganized GC Companies and its reorganized subsidiaries will retain liability for certain trade payables and other current liabilities not discharged in the Chapter 11 cases, reorganized GC Companies will continue to have certain obligations to retirees and certain executory contracts and unexpired leases will be assumed by reorganized GC Companies or one of its reorganized subsidiaries. See "AMC Entertainment Inc. Unaudited Condensed Pro Forma Financial Statements—Condensed Pro Forma Balance Sheet as of December 27, 2001." The plan of reorganization also contemplates that reorganized GC Companies will honor court approved severance and retention payments to specified GC Companies employees and will be responsible for providing GC Companies' directors and officers insurance coverage and expense reimbursement, subject to specified limits. Provisions for these items are included in our estimated purchase price.

        For additional information regarding the structure of our proposal for GC Companies, including a description of the proposed treatment of each class of GC Companies' creditors, see the interim operating agreement filed as an exhibit to our report on Form 8-K filed December 11, 2001, the amendment to the interim operating agreement, the amended and restated letter of intent and support agreement and the first amended joint plan of reorganization, filed as exhibits to our Quarterly Report on Form 10-Q for the thirty-nine weeks ended December 27, 2001, the stock purchase agreement and the Fleet/Bank of America support agreement, filed as exhibits to the registration statement of which this prospectus is a part, and the Bank of Nova Scotia support agreement and the modified first amended joint plan of reorganization filed as exhibits to our report on Form 8-K filed on March 7, 2002, which are incorporated by reference. See "Where You Can Find More Information About Us."

Status of Reorganization Proceedings

        On December 6, 2001, we entered into:

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  a letter of intent to acquire all of the stock of GC Companies, as reorganized, pursuant to a plan of reorganization that was subsequently filed on December 21, 2001 in the Chapter 11 cases presently pending before the bankruptcy court;

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  an interim operating agreement with GC Companies in which GC Companies made certain covenants relating to the conduct of its business prior to the effective date of the plan of reorganization; and

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  a support agreement with certain of the key creditors of GC Companies, namely Harcourt General, Inc., General Electric Capital Corporation and the Official Committee of Unsecured Creditors in the Chapter 11 cases of GC Companies and certain of its subsidiaries, wherein each of the creditor parties to the support agreement agreed to support (although they are not obligated to vote in favor of) our bid to acquire GC Companies if the plan of reorganization treated their claims as described therein.

        As of January 15, 2002, we entered into an amended letter of intent which modified the termination provisions of the initial letter of intent in certain respects and extended the dates by which certain actions were to be taken. As of such date we also entered into a stock purchase agreement with GC Companies to acquire 100% of its stock pursuant to the plan of reorganization. The stock purchase agreement contains representations and warranties that are generally customary in an acquisition of a company pursuant to Chapter 11 bankruptcy proceedings. The stock purchase agreement provides that GC Companies will conduct its business in the ordinary course and in accordance with the interim operating agreement, except as otherwise provided by the plan of reorganization or the bankruptcy court.

        On January 16, 2002, the bankruptcy court denied GC Companies' motion seeking court approval of our letter of intent and the interim operating agreement, primarily, we believe, because the letter of intent provided for a termination payment and expense reimbursement to us if, among other reasons, GC Companies sought approval of, or the bankruptcy court approved, an alternate plan in the GC Companies' cases or the plan was not confirmed for any reason. As a result of the court's action, the support agreement expired.

        However, on January 28, 2002, we entered into an amended and restated letter of intent and an amendment to the interim operating agreement with GC Companies which we believe address the bankruptcy court's concerns. We also entered into an amended and restated support agreement with certain creditors and the official committee of unsecured creditors. We are not resubmitting the amended and restated letter of intent or amended interim operating agreement to the bankruptcy court for its approval and these agreements will not impose any monetary liability upon GC Companies' estates. We believe that GC Companies will voluntarily comply with their terms, and failure to do so would constitute grounds for termination of our agreement to acquire GC Companies. Although GC

Companies may refuse to comply with the interim operating agreement under certain circumstances by seeking an order of the bankruptcy court, such non-compliance would give us the right to terminate the transactions.

        On January 30, 2002, the bankruptcy court approved the form of disclosure statement (which is a statement filed with the bankruptcy court that sets forth the principal terms of the plan of reorganization) that was sent to GC Companies' creditors and shareholders in connection with their vote on the plan of reorganization. A hearing on the confirmation of the plan of reorganization commenced on March 12, 2002.

        On February 14, 2002, we, together with GC Companies and the official committee of unsecured creditors, entered into the Fleet/Bank of America support agreement with the lenders to GC Companies' South American joint venture who had previously indicated their objection to the plan. Pursuant to this agreement, the parties conditionally agreed to support a modified plan of reorganization that provides for GC Companies acquiring, at par, a 25% undivided, non-voting, economic participation interest in the joint venture's loans for an aggregate purchase price of $10.95 million. As provided in the Fleet/Bank of America support agreement, GC Companies would purchase the participation interest within five days after entry of the bankruptcy court's order confirming the plan of reorganization, whereupon the GC Companies' guaranties would be released and the lenders would extend the final maturity date of the loans to the joint venture to the first anniversary of the effective date of the plan of reorganization. The lenders also would agree that financial covenants would not be applicable to the borrowers prior to such final maturity date and would agree not to accelerate the loans without GC Companies' consent as long as accrued interest is paid in full on a current basis. Subject to the provisions in the Fleet/Bank of America support agreement, Fleet National Bank agreed to cease its objections and discovery requests with respect to the plan and to accept its proposed treatment under the plan for its DIP facility and domestic credit agreement claims. In addition to confirmation of the modified plan by the bankruptcy court, the Fleet/Bank of America support agreement was conditioned on execution of definitive loan participation agreements by March 7, 2002, and such agreements were executed by such date.

        The stock purchase agreement and the plan of reorganization are subject to bankruptcy court approval, a vote of creditors and shareholders (but may be approved notwithstanding nonacceptance by a class of creditors or shareholders if certain conditions are met) and certain other conditions, and the stock purchase agreement, the amended and restated letter of intent, the amended and restated support agreement, the Fleet/Bank of America support agreement, the Bank of Nova Scotia support agreement and the amended interim operating agreement generally are terminable if, among other reasons, the bankruptcy court does not confirm the plan of reorganization, or if other events do not occur, by specified dates, the latest of which is April 20, 2002. Objections by parties in interest could result in delays, increased costs and modifications to, or denial of confirmation of, the plan of reorganization.

        See "Summary—Recent Developments" for a discussion of recent developments in the GC Companies' bankruptcy proceedings.

MANAGEMENT

        The following table sets forth certain information regarding our directors, executive officers and key employees as of December 15, 2001:

Name	Age	Positions
Peter C. Brown(1)	43	Chairman of the Board, Chief Executive Officer and Director (AMCE and AMC); President (AMCE)
Laurence M. Berg(2)	35	Director (AMCE)
Leon D. Black(2)	50	Director (AMCE)
Charles J. Egan, Jr.(1)	69	Director (AMCE)
W. Thomas Grant, II(3)	51	Director (AMCE)
Charles S. Paul(1)	52	Director (AMCE)
Marc J. Rowan(2)	39	Director (AMCE)
Paul E. Vardeman(3)	71	Director (AMCE)
Philip M. Singleton	55	Executive Vice President (AMCE); President, Chief Operating Officer and Director (AMC)
Richard T. Walsh	48	Executive Vice President (AMCE); Chairman (AMC Film, a division of AMC)
Craig R. Ramsey	50	Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer (AMCE and AMC); Director (AMC)
John D. McDonald	44	Executive Vice President, North American Operations (AMC)
Richard M. Fay	52	President (AMC Film)
James V. Beynon	53	Senior Vice President and Treasurer (AMCE and AMC)
Mark A. McDonald	43	Executive Vice President, International Operations (AMC Entertainment International, Inc.)

(1)
Elected by holders of Class B Stock.

(2)
Elected by holders of Preferred Stock.

(3)
Elected by holders of common stock.

        All our current executive officers hold their offices at the pleasure of our board of directors, subject to rights under their respective employment agreements. There are no family relationships between or among any directors and executive officers, except that Messrs. John D. McDonald and Mark A. McDonald are brothers.

        Mr. Peter C. Brown has served as a Director of AMCE and AMC since November 12, 1992, as Chairman of the Board and Chief Executive Officer of AMCE since July 1999 and as President of AMCE since January 1997. Mr. Brown served as Co-Chairman of the Board of AMCE from May 1998 through July 1999 and as Executive Vice President of AMCE from August 1994 to January 1997. Mr. Brown is also Chairman of the Board, Chief Executive Officer and a Director of AMC. In addition, Mr. Brown serves as Chairman of the Board of Trustees of Entertainment Properties Trust, a real estate investment trust. Mr. Brown is also a member of the Board of Advisors for the University of Kansas School of Business. Mr. Brown is a graduate of the University of Kansas.

        Mr. Laurence M. Berg has served as a Director of AMCE since April 19, 2001. Mr. Berg is a partner with Apollo Advisors, L.P. which, together with its affiliates, serves as managing general partner of the Apollo Investment Funds. Mr. Berg serves on the board of directors of Sylvan Learning Systems, Inc. and Rent-A-Center, Inc. Mr. Berg also serves on the board of directors of the Fulfillment Fund. Mr. Berg holds a B.S. degree from The Wharton School of Business at the University of Pennsylvania and an M.B.A. degree from Harvard University.

        Mr. Leon D. Black has served as a Director of AMCE since April 19, 2001. Mr. Black is one of the founding principals of Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds, and Apollo Real Estate Advisors, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds. Mr. Black also serves on the Boards of Directors of Wyndham International, Inc. Allied Waste Industries, Inc., Samsonite Corporation, Sequa Corporation, Sirius Satellite Radio, Inc., United Rentals, Inc. and Vail Resorts, Inc. Mr. Black also serves as a Trustee of The Museum of Modern Art, Mount Sinai-NYU Medical Center, Lincoln Center for the Performing Arts, the Metropolitan Museum of Art, Prep for Prep, The Asia Society and Vail Valley Foundation. Mr. Black holds a B.A. degree from Dartmouth College and an M.B.A. degree from Harvard University.

        Mr. Charles J. Egan, Jr.    has served as a Director of AMCE since October 30, 1986. Mr. Egan is Vice President of Hallmark Cards, Incorporated, and was General Counsel of that company until December 31, 1996. Hallmark Cards, Incorporated is primarily engaged in the business of greeting cards and related social expressions products, Crayola crayons and the production of movies for television. Mr. Egan is a Trustee of the Durwood Voting Trust established under that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated as of August 12, 1997. Mr. Egan also serves as a member of the Board of Trustees, Treasurer and Chairman of the Finance Committee of the Kansas City Art Institute and is Co-Chair of the Harvard College Fund. Mr. Egan holds an A.B. degree from Harvard University and an LL.B. degree from Columbia University.

        Mr. W. Thomas Grant, II has served as a Director of AMCE since November 14, 1996. Mr. Grant is Chairman of the Board, Chief Executive Officer and President and a Director of LabOne, Inc. LabOne Inc. provides risk appraisal laboratory services for the insurance industry, clinical testing services for the healthcare industry and substance abuse testing services for employers. Mr. Grant also serves on the boards of directors of Commerce Bancshares, Inc. and Business Men's Assurance Company of America. Mr. Grant holds a B.A. degree from the University of Kansas and an M.B.A. degree from the Wharton School of Finance at the University of Pennsylvania.

        Mr. Charles S. Paul has served as a Director of AMCE since December 2, 1999. Mr. Paul is Chairman of the Board of IFILM Corp., an online global film destination for film fans, filmmakers and industry professionals. Prior thereto, Mr. Paul was Chairman and Co-Founder of Sega GameWorks L.L.C. Mr. Paul was an Executive Vice President and director of MCA, Inc. from 1989 through March 1996 and served as President of MCA Enterprises, a division of MCA, Inc., from 1986 through March 1996. Mr. Paul also serves on the board of directors of National Golf Properties, Inc. Mr. Paul holds an undergraduate degree from Stanford University and is a graduate of the University of Santa Clara School of Law.

        Mr. Marc J. Rowan has served as a Director of AMCE since April 19, 2001. Mr. Rowan is one of the founding principals of Apollo Advisors, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds. Mr. Rowan is also a director of Wyndham International, Inc., Samsonite Corporation, Vail Resorts, Inc., National Financial Partners, Inc., NRT Incorporated, Quality Distribution, Inc. and Rare Medium Group, Inc. Mr. Rowan also serves on the executive committee of the Youth Renewal Fund and is a member of the board of directors of National Jewish Outreach Program and the Undergraduate Executive Board of The Wharton School of Business. Mr. Rowan holds a B.S. degree and an M.B.A. degree from The Wharton School of Business at the University of Pennsylvania.

        Mr. Paul E. Vardeman has served as a director of AMCE since June 14, 1983. Mr. Vardeman was a director, officer and shareholder of the law firm of Polsinelli, White, Vardeman & Shalton, P.C. (now Polsinelli, Shalton and Welte, P.C.), Kansas City, Missouri, from 1982 until his retirement from such firm in November 1997. Prior thereto, Mr. Vardeman served as a Judge of the Circuit Court of Jackson County, Missouri. Mr. Vardeman holds undergraduate and J.D. degrees from the University of Missouri-Kansas City.

        Mr. Philip M. Singleton was elected President of AMC on January 10, 1997 and has served as Chief Operating Officer of AMC since November 14, 1991. Mr. Singleton has served as Executive Vice President of AMCE since August 3, 1994. Mr. Singleton has served as a director of AMC since November 12, 1992.

        Mr. Richard T. Walsh has served as Executive Vice President of AMCE and Chairman, AMC Film, a division of AMC, since November 9, 2001. Prior thereto, Mr. Walsh served as Executive Vice President, Film Operations, AMC Film, since September 29, 1999 and as Senior Vice President in charge of operations for the West Division of AMC from July 1, 1994 to September 29, 1999.

        Mr. Craig R. Ramsey has served as Chief Financial Officer of AMCE and AMC since January 24, 2000 and as Senior Vice President, Finance of AMCE and AMC since August 20, 1998. Mr. Ramsey has served as a director of AMC since September 28, 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and AMC effective October 15, 1999. Prior thereto, Mr. Ramsey served as Vice President, Finance from January 17, 1997 and as Director of Information Systems and Director of Financial Reporting since joining AMC on February 1, 1995.

        Mr. John D. McDonald has served as Executive Vice President, North American Operations of AMC since October 1, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Corporate Operations from November 9, 1995 until his promotion to Executive Vice President on October 1, 1998.

        Mr. Richard M. Fay has served as President, AMC Film since September 8, 1995.

        Mr. James V. Beynon has served as Senior Vice President of AMCE and AMC since September 29, 1999. Prior thereto, Mr. Beynon served as Vice President of AMCE and AMC from September 19, 1994. Mr. Beynon has served as Treasurer of AMCE and AMC since September 19, 1994.

        Mr. Mark A. McDonald has served as Executive Vice President, International Operations of AMC Entertainment International, Inc., a subsidiary of AMCE, since December 7, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 9, 1995 until his appointment as Executive Vice President in December 1998.

Compensation of Directors

        Since December 2, 1999, we have paid each non-employee director $65,000 annually for service on the board of directors and, in addition, $1,500 for each board meeting and $1,000 for each board committee meeting which he attends. Each director is eligible to participate in our matching gift program with an annual cap of $12,000 in matching gifts per director. Directors elected by the Apollo Purchasers have elected not to receive their fees but instead may designate charitable purposes to which such fees are to be applied.

        Pursuant to our 1999 Stock Option Plan for Outside Directors, the non-employee directors are permitted to elect to receive up to all of their $65,000 annual fee in the form of stock options. The number of options which a director may receive is determined by dividing the amount of the fee taken in the form of options by 30% of the fair market value of our common stock on the effective date of the grant, which is the first business day after the annual meeting of stockholders. Under the plan, each non-employee director also receives a one time grant of options whose value (estimated under the plan for this purpose at 30% of the fair market value of our common stock) is $14,000. Options generally become exercisable one year after grant and terminate ten years after grant. However, exercisability is accelerated upon the occurrence of a change of control, as defined in the plan, or such director's death, disability or retirement from service as a director upon or after reaching age 70, and options will terminate prior to the tenth anniversary of the date of grant within specified periods following termination of service as a director. Directors may elect to pay any required withholding taxes in connection with the exercise of an option by having us withhold shares otherwise issuable upon exercise. The maximum number of shares issuable under the plan is 200,000 and no director may receive options to purchase more than 50,000 shares under the plan.

        For the fiscal year ended March 29, 2001, we paid non-employee directors the following for their service as directors under our compensation arrangements for non-employee directors:

Mr. Charles J. Egan, Jr.	$78,500	0 options
Mr. W. Thomas Grant, II	$60,607	23,660 options
Mr. Paul E. Vardeman	$64,000	14,010 options
Charles S. Paul	$58,607	23,660 options

Compensation of Management

        The following table provides certain summary information concerning compensation that we paid or accrued to or on behalf of our Chief Executive Officer and each of our four other most highly compensated executive officers (determined as of the end of fiscal 2001 and hereafter referred to collectively as the "named executive officers") for the last three fiscal years ended March 29, 2001, March 30, 2000 and April 1, 1999, respectively.

Summary Compensation Table

		Annual Compensation			Long-Term(2) Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Awards	Securities Underlying Options/SARs	All Other Compensation(3)
Peter C. Brown Chairman of the Board, Chief Executive Officer and President	2001 2000 1999	$507,937 471,244 409,241	$454,230 112,455	N/A N/A N/A	— — —	— — 125,000	$7,875 9,462 5,334
Philip M. Singleton Chief Operating Officer	2001 2000 1999	375,186 375,145 383,702	267,800 66,300	N/A N/A N/A	— — —	— — 100,000	7,875 7,789 5,317
Richard M. Fay President—AMC Film	2001 2000 1999	289,285 285,473 298,075	132,750 31,875	N/A N/A N/A	— — —	— 42,750 —	7,875 8,550 4,503
Richard T. Walsh Executive Vice President, Film Operations, AMC Film	2001 2000 1999	289,756 270,089 238,666	132,750 31,875	N/A N/A N/A	— — —	— 15,500 —	8,204 8,058 4,639
John D. McDonald Executive Vice President, North American Operations	2001 2000 1999	240,426 256,308 218,079	169,950 42,075	N/A N/A N/A	— — —	— 50,500 —	7,200 7,685 8,308

(1)
For the years presented, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus.

(2)
On April 17, 2001, we made restricted stock awards under our 1999 Stock Option and Incentive Plan to the named executive officers with respect to that number of shares and having a value (based on the market value of the shares of stock covered by the awards on the date of grant) as of the award date, as follows: Mr. Peter C. Brown—30,000 shares ($209,400); Mr. Philip M. Singleton—15,760 shares ($110,005); Mr. Richard M. Fay—3,580 shares ($24,988); Mr. Richard T. Walsh—3,580 shares ($24,988); and Mr. John D. McDonald—6,450 shares ($45,021). Additionally, on April 17, 2001, we granted options under our 1999 Stock Option and Incentive Plan as follows: Mr. Peter C. Brown—106,990 shares; Mr. Philip M. Singleton—42,980 shares; Mr. Richard M. Fay—7,160 shares; Mr. Richard T. Walsh—7,160 shares; and Mr. John D. McDonald—14,330 shares. One half of these restricted stock awards and non-qualified stock options vest one year from date of grant with the balance vesting two years from date of grant, subject to certain exceptions, such as death or disability and continued employment with us. Pursuant to their employment agreements with us, under certain circumstances

  Messrs. Brown and Singleton will receive cash payments equal to the value of their respective vested and unvested stock options. See "—Employment Contracts, Termination of Employment and Change of Control Arrangements." The exercise price of the options is $6.98 per share.

(3)
For fiscal 2001, 2000 and 1999, All Other Compensation is comprised of our contributions under our 401(k) savings plan and non-qualified deferred compensation plan, both of which are defined contribution plans.

  Option Grants

        There were no grants of stock options made during fiscal 2001 to the named executive officers.

  Option Exercises and Holdings

        The following table provides information with respect to the named executive officers concerning the exercise of options during fiscal 2001 and unexercised options held as of March 29, 2001. (No options were exercised by any named executive officer during fiscal 2001.)

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-The-Money Options/ SARs at FY-End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Peter C. Brown	—	—	284,000	—	—	—
Philip M. Singleton	—	—	233,600	—	—	—
Richard M. Fay	—	—	45,000	—	—	—
Richard T. Walsh	—	—	45,000	—	—	—
John D. McDonald	—	—	55,000	—	—	—

(1)
Values for "in-the-money" outstanding options represent the positive spread between the respective exercise prices of the outstanding options and the price of our common stock as of March 29, 2001. There were no "in-the-money" options outstanding as of March 29, 2001.

  Defined Benefit Retirement and Supplemental Executive Retirement Plans

        We sponsor a defined benefit retirement plan which provides benefits to certain of our employees based upon years of credited service and the highest consecutive five-year average annual remuneration for each participant. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. A participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

        We also sponsor a supplemental executive retirement plan to provide the same level of retirement benefits that would have been provided under the retirement plan had the federal tax law not been changed in the Omnibus Budget Reconciliation Act of 1993, which reduced the amount of compensation which can be taken into account in a qualified retirement plan from $235,840 (in 1993), the old limit, to $170,000 (in 2001).

        The following table shows the total estimated annual pension benefits (without regard to minimum benefits) payable to a covered participant under our retirement plan and the supplemental executive retirement plan, assuming retirement in calendar 2001 at age 65, payable in the form of a single life annuity. The benefits are not subject to any deduction for social security or other offset amounts. The following table assumes the old limit would have been increased to $285,000 in 2001.

Highest Consecutive Five Year Average Annual Compensation	Years of Credited Service
	15	20	25	30	35
$125,000	$17,434	$23,245	$29,056	$34,868	$40,679
150,000	21,184	28,245	35,306	42,368	49,429
175,000	24,834	33,245	41,556	49,868	58,179
200,000	28,684	38,245	47,806	57,368	66,929
225,000	32,434	43,245	54,056	64,868	76,679
250,000	36,184	48,245	60,306	72,368	84,429
270,000	39,184	52,245	65,306	78,388	91,429
275,000	39,934	53,245	66,556	79,868	93,179
285,000	41,434	55,245	69,056	82,868	96,679

        As of March 29, 2001, the years of credited service under the retirement plan for each of the named executive officers were: Mr. Peter C. Brown, ten years; Mr. Philip M. Singleton-27 years; Mr. Richard M. Fay-five years; Mr. Richard T. Walsh-26 years; and Mr. John D. McDonald-26 years.

        We have established a retirement enhancement plan for the benefit of officers who from time to time may be designated as eligible participants therein by the board of directors. The retirement enhancement plan is a non-qualified deferred compensation plan designed to provide an unfunded retirement benefit to an eligible participant in an amount equal to (i) sixty percent (60%) of his or her average compensation (including paid and deferred incentive compensation) during the last three full years of employment, less (ii) the sum of (A) such participant's benefits under the retirement plan and social security, and (B) the amount of a straight life annuity commencing at the participant's normal retirement date attributable to our contributions under the supplemental executive retirement plan, the 401(k) savings plan, the non-qualified deferred compensation plan and the executive savings plan. The base amount in clause (i) will be reduced on a pro rata basis if the participant completes fewer than 25 years of service. The retirement enhancement plan benefit vests upon the participant's attainment of age 55 or completion of 15 years of service, whichever is later, and may commence to a vested participant retiring on or after age 55 (who has participated in the plan for at least five years) on an actuarially reduced basis (6 2/3% for each of the first five years by which commencement precedes age 65 and an additional 3 1/3% for each year by which commencement precedes age 60). Benefits commence at a participant's normal retirement date (i.e., the later of age 65 or the participant's completion of five years of service) whether or not the participant continues to be employed by us. The accrued benefit payable upon total and permanent disability is not reduced by reason of early commencement. Participants become fully vested in their rights under the retirement enhancement plan if their employment is terminated without cause or as a result of a change of control, as defined in the retirement enhancement plan. No death, disability or retirement benefit is payable prior to a participant's early retirement date or prior to the date any severance payments to which the participant is entitled cease.

        Mr. Peter C. Brown and Mr. Philip M. Singleton have been designated as eligible to participate in the retirement enhancement plan. The estimated monthly amounts that Mr. Brown and Mr. Singleton will be eligible to receive under the retirement enhancement plan at age 65 are $64,000 and $19,000, respectively. These amounts are based on certain assumptions respecting their future compensation amounts and the amounts of our contributions under other plans. Actual amounts received by such individuals under the retirement enhancement plan may be different than those estimated.

  Employment Contracts, Termination of Employment and Change of Control Arrangements

        We have entered into employment agreements with Messrs. Peter C. Brown, Philip M. Singleton, Richard M. Fay, Richard T. Walsh and John D. McDonald, each with a term commencing as of July 1, 2001. The employment agreements provide for annual base salaries of no less than the following amounts: Mr. Brown—$625,000; Mr. Singleton—$425,000; Mr. Fay—$300,000; Mr. Walsh—$300,000; and Mr. McDonald—$275,000. The employment agreements also provide for discretionary bonuses, an automobile allowance, reimbursement of reasonable travel and entertainment expenses and other benefits offered from time to time to other executive officers. The employment agreement of Mr. Brown has a term of five years, that of Mr. Singleton has a term of three years and those of Mr. Fay, Mr. Walsh and Mr. McDonald have terms of two years. On the anniversary date of each employment agreement, one year shall be added to its term, so that each employment agreement shall always have a five year, three year or two year term, as the case may be, as of each anniversary date. Each employment agreement terminates generally without severance if such employee is terminated for cause or upon such employee's resignation, each as defined in his employment agreement. We will pay the employee a pro rata portion of the bonus he would otherwise be eligible to receive upon termination by reason of employee's retirement. If any of Messrs. Fay, Walsh or McDonald dies or is terminated without cause or following his disability or terminates his agreement subsequent to specified changes in his responsibilities, annual base salary or benefits following a change of control, each as defined in the agreement, he will be entitled to receive a lump sum cash payment equal to two years annual base salary. If either Mr. Brown or Mr. Singleton dies or is terminated without cause or following his disability or terminates his agreement for good reason or following a change of control, each as defined in the agreement, he will be entitled to receive (i) a lump sum cash payment equal to such employee's then annual base salary for the remainder of the term of the agreement plus the bonus such employee would be entitled to receive as if the target level had been obtained multiplied by the number of years remaining in the term of the employment agreement and (ii) a cash payment equal to the difference between (a) the value of all vested and unvested stock options granted to the employee which have an exercise price per share less than the closing price per share of our common stock on the date of termination and (b) the exercise price of such options. In addition, we will redeem shares of our common stock previously purchased by Mr. Brown or Mr. Singleton with the proceeds of a loan that we made to each of them. (Mr. Brown financed a purchase of 375,000 shares of our common stock with such a loan and Mr. Singleton financed the purchase of 250,000 shares of our common stock with such a loan.) In such event, if the employee's obligations under his note to us exceed the value of the stock which he acquired with the note proceeds, we will forgive a portion of such excess in an amount based upon a formula set forth in the employment agreement and also pay the employee an amount equal to all taxes imposed on the employee as a result of the note forgiveness. Furthermore, the compensation committee has the discretion to permit the employee or his estate to retain all shares of our common stock purchased with the proceeds of the note. The amounts payable to the named executive officers under these employment agreements, assuming termination by reason of a change of control as of December 27, 2001 were as follows: Mr. Brown—$5,330,000; Mr. Singleton—$2,055,000, Mr. Fay—$600,000, Mr. Walsh—$600,000 and Mr. McDonald—$550,000. The values of outstanding employee stock options that would be payable to the named executive officers under these employment agreements, assuming termination by reason of a change of control as of December 27, 2001, were as follows: Mr. Brown—$1,000,000 and Mr. Singleton—$592,000. The amount of note proceeds and interest that we would forgive assuming termination by reason of a change of control as of December 27, 2001, together with payments we would make equal to the estimated amount of taxes which would have been incurred by the employee as a result of the forgiveness, were as follows: Mr. Brown—$3,179,000 and Mr. Singleton—$699,000.

        As permitted by our 1994 and 1999 stock option and incentive plans, stock options granted to participants thereunder provide for acceleration upon the termination of employment within one year after the occurrence of certain change of control events, whether such termination is voluntary or involuntary, or with or without cause. In addition, the compensation committee may permit acceleration upon the occurrence of certain extraordinary transactions which may not constitute a change of control.

        We maintain a severance pay plan for full-time salaried nonbargaining employees with at least 90 days of service. For an eligible employee who is subject to the Fair Labor Standards Act overtime pay requirements referred to as a "nonexempt eligible employee", the plan provides for severance pay in the case of involuntary termination of employment due to layoff of the greater of two week's basic pay or one week's basic pay multiplied by the employee's full years of service up to no more than twelve weeks' basic pay. There is no severance pay for a voluntary termination, unless up to two weeks' pay is authorized in lieu of notice. There is no severance pay for an involuntary termination due to an employee's misconduct. Only two weeks' severance pay is paid for an involuntary termination due to substandard performance. For an eligible employee who is exempt from the overtime pay requirements, severance pay is discretionary (at the department head/supervisor level), but will not be less than the amount that would be paid to a nonexempt eligible employee.

Compensation Committee Interlocks and Insider Participation

        Mr. Charles J. Egan, Jr. is a member of the compensation committee. Mr. Egan is a Trustee of the Durwood Voting Trust, which has the power to vote all shares of our Class B Stock. Mr. Egan also is a Trustee of the Revocable Trust established under that certain Revocable Trust Agreement of Mr. Stanley H. Durwood dated August 14, 1989, as amended and restated as of May 12, 1999. The Revocable Trust is the beneficial owner of all shares of our Class B Stock.

        Mr. Peter C. Brown, Chairman of the Board, Chief Executive Officer and President and a director, served as a director of LabOne, Inc. until August 31, 2001. Mr. W. Thomas Grant, II, an Executive Officer of LabOne, Inc., served on our compensation committee until May 22, 2000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We seek to ensure that all transactions with related parties are fair, reasonable and in our best interest. In this regard, the audit committee of our board of directors reviews all material proposed transactions between us and related parties to determine that, in their best business judgment, such transactions meet that standard. We believe that each of these transactions was on terms at least as favorable to us as could have been obtained from an unaffiliated third party. Set forth below is a description of significant transactions which have occurred since March 31, 2000 or which involve obligations that remain outstanding as of December 27, 2001.

        In connection with our 1997 merger with Durwood, Inc., we agreed to pay Mr. Stanley H. Durwood's estate any credit amounts arising after March 31, 2000 that result from net tax benefits that we realize from the utilization of alternative minimum tax credit carry-forwards and Missouri operating loss carry-forwards of Durwood, Inc. The maximum amount of credit amounts that could be paid to Mr. Durwood's estate is approximately $1.1 million. As of December 27, 2001, we have not realized any of Durwood, Inc.'s net tax benefits on the tax returns we have filed since 1998.

        As a successor trustee with shared voting powers over shares held in the Durwood Voting Trust, Mr. Raymond F. Beagle, Jr. may be deemed to beneficially own in excess of 5% of our voting securities. Mr. Beagle serves as our general counsel under a three year retainer agreement which provides for annual payments of $400,000. On each anniversary date of the retainer agreement, one year will be added to the term so that as of each anniversary date the retainer agreement will have a three year term. The agreement provides for severance payments upon a change of control or termination (other than upon resignation or retirement or for cause) equal to the annual payments for the remaining term. The agreement also provides for deferred payments from a previously established rabbi trust in a formula amount ($35,623 monthly as of July 16, 2001, which amount reflects a $150,000 discretionary deferred bonus which has been paid to the rabbi trust during fiscal 2002), for a period of twelve years after termination of services or a change of control.

        Pursuant to a program recommended by the compensation committee and approved by our board of directors, we loaned Mr. Peter C. Brown $5.6 million to purchase 375,000 shares of our common stock. Mr. Brown purchased such shares on August 11, 1998. Under such program we also loaned Mr. Philip M. Singleton $3.8 million to purchase 250,000 shares of our common stock. Mr. Singleton purchased such shares from September 11 to September 15, 1998 and repaid unused proceeds of $811,000, leaving a remaining unpaid principal balance of $3.0 million. Such loans are unsecured and bear interest at a rate at least equal to the applicable federal rate prescribed by Section 1274(d) of the Internal Revenue Code in effect on the date of such loan (6% per annum for the loans to Messrs. Brown and Singleton). Interest on these loans accrues and is added to principal annually on the anniversary date of such loan, and the full principal amount and all accrued interest is due and payable on the fifth anniversary of such loan. On December 27, 2001, the principal amount of the loan to Mr. Brown was $6.6 million and the principal amount of the loan to Mr. Singleton was $3.5 million. Accrued interest on the loans as of December 27, 2001 was $195,000.

        Periodically, we and Durwood, Inc. or Delta Properties, Inc., a former subsidiary of Durwood, Inc., reconciled any amounts owed by one company to the other. Charges to the intercompany account have included payments made by us on behalf of Durwood, Inc. or Delta Properties. The largest balance owed by Durwood, Inc. or Delta Properties to us during fiscal 2001 was $11,322. This balance was reimbursed by Delta Properties on June 7, 2000.

        In connection with his relocation to Kansas City, we will provide relocation benefits to Richard T. Walsh which we estimate will aggregate between approximately $154,000 and $199,000. On February 8, 2002, our subsidiary, Centertainment Development, Inc., provided Mr. Walsh a non-interest bearing, unsecured bridge loan of $200,000 to assist him purchase a home in Kansas City. The loan is repayable on or before August 8, 2002.

        During fiscal 1998, we sold the real estate assets associated with 13 theatres to Entertainment Properties Trust, a real estate investment trust, for an aggregate purchase price of $283.8 million. We leased the real estate assets associated with the theatres from Entertainment Properties Trust pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years. (Such sales and leases being referred to herein collectively as the "sale and lease back transaction"). Subsequent to fiscal 1998 we sold four additional theatres to Entertainment Properties Trust which we leased back from Entertainment Properties Trust under substantially the same terms as those included in the sale and lease back transaction. During the current fiscal year, we sold the land for one of these theatres to Entertainment Properties Trust for a price of $7,500,000, based on our historical costs, and subsequently leased it back. Annual rentals for these four theatres are based on an estimated fair value of $102.6 million for the theatres. In addition, until November 2002, Entertainment Properties Trust has a right of first refusal and first offer to purchase and lease back to us the real estate assets associated with any theatre and related entertainment property owned or ground-leased by us, exercisable upon our intended disposition of such property. Mr. Peter C. Brown, our Chairman of the Board, Chief Executive Officer, and President and a Director, is also the Chairman of the Board of Trustees of Entertainment Properties Trust.

        On January 28, 2002, we entered into letters of intent with the owners of Gulf States Theatres and Entertainment Properties Trust respecting a series of transactions pursuant to which, if consummated:

  •
  we would acquire the operations of Gulf States and related assets (exclusive of Gulf States' real estate assets) from Gulf States for an aggregate purchase price of approximately $45 million;

  •
  Entertainment Properties Trust would acquire Gulf States' real estate assets, consisting of five theatres with 68 screens located in the New Orleans, Louisiana area, and lease them to us for a term of 20 years with an initial annual base rent of $7.2 million and provisions for rent escalators and percentage rents;

  •
  we would agree to enter into a sale/leaseback transaction with Entertainment Properties Trust for certain new megaplex theatres that we develop in the New Orleans, Louisiana area within three years after the closing date with an annual base rent based on our capitalized costs and an initial lease rate consistent with prevailing market conditions; and

  •
  we would make available for sale/leaseback to Entertainment Properties Trust two theatres with 42 screens with an initial lease rate of 11%.

        On March 9, 2002, we entered into a definitive purchase agreement with the owners of Gulf States Theatres and also entered into leases with Entertainment Properties Trust with respect to the transactions referred to in the first three bullet points in the preceding paragraph. Of our approximate $45 million purchase price, we will pay approximately $5.8 million to Entertainment Properties Trust for specified non-real estate assets which Entertainment Properties Trust will acquire from Gulf States Theatres and will resell to us at cost. We also will pay the owners of Gulf States Theatres $300,000 annually for five years in connection with consulting and non-competition agreements. The sellers will deposit approximately $2 million in escrow to secure the performance of certain repairs. The closing under the purchase agreement is subject to customary conditions and is expected to occur on March 15, 2002. The leases are conditioned upon the closing under the purchase agreement.

        We believe our lease terms with Entertainment Properties Trust are consistent with prevailing market conditions. The price at which we sell the two properties to Entertainment Properties Trust will be determined by our management and the management of Entertainment Properties Trust based on historical cost. Following the acquisition, we expect to assign the leases for two of the theatres with 20 screens, which would reduce our initial annual base rental to Entertainment Properties Trust with respect to the Gulf States theatres to approximately $5.2 million.

        The letter of intent with respect to the transaction referred to in the fourth bullet point in the second preceding paragraph is non-binding and the proposed transaction is subject to satisfactory completion of due diligence and negotiation of definitive agreements.

        Lathrop & Gage L.C., a law firm of which Mr. Raymond F. Beagle, Jr. is a member, renders legal services to us and our subsidiaries. During fiscal 2001, we paid Lathrop & Gage L.C. $3.25 million for such services.

        On April 19, 2001, the Apollo Purchasers purchased 92,000 shares of Series A Preferred Stock and 158,000 shares of Series B Preferred Stock for an aggregate purchase price of $250 million. In accordance with the investment agreement pursuant to which the shares were purchased, we paid Apollo a fee of $8.75 million and paid Apollo's transaction expenses of $3.75 million. We have entered into a registration rights agreement with the Apollo Purchasers in which we have given the Apollo Purchasers and their permitted transferees demand and piggyback registration rights with respect to shares of Preferred Stock and common stock held by them. We have consented to the assignment by the Apollo Purchasers to the Sandler Funds of registration rights with respect to the shares of Preferred Stock (and underlying shares of common stock issuable upon conversion of such Preferred Stock) sold by the Apollo Purchasers to the Sandler Funds.

        For a description of certain employment agreements between us and Messrs. Peter C. Brown, Philip M. Singleton, Richard M. Fay, Richard T. Walsh and John D. McDonald, see "Management—Employment Contracts, Termination of Employment and Change of Control Arrangements."

PRINCIPAL STOCKHOLDERS

Security Ownership of Beneficial Owners

        The following table sets forth certain information regarding beneficial ownership of our capital stock as of December 27, 2001, with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of any class of our capital stock;

  •
  each of our directors;

  •
  each of our executive officers; and

  •
  all directors and executive officers as a group.

        The number of shares set forth in the table below refer to beneficial ownership and are not indicative of the voting power with respect to such shares. Each share of Class B stock has ten votes per share.

Title of class	Beneficial owner	Number of shares beneficially owned		Percent of class as of December 27, 2001	After giving effect to the Offering
Class B Stock	Raymond F. Beagle, Jr.(1)	3,801,545	(1)	100%	100%
	Charles J. Egan, Jr.(1)	3,801,545	(1)	100%	100%
Series A Convertible Preferred Stock	Apollo Group(2)	242,395	(3)	94.1%	94.1%
	Leon D. Black(2)	242,395	(3)	94.1%	94.1%
	Marc J. Rowan(2)	242,395	(3)	94.1%	94.1%
	Laurence M. Berg(2)	242,395	(3)	94.1%	94.1%
	Sandler Capital Management and group	15,251	(4)	5.9%	5.9%
Common Stock	Ronald B. Ferrin and group	1,822,600	(5)	9.3%	6.4%
	Sandler Capital Management and group	2,133,005	(4)	9.8%	6.9%
	Harvey Sandler	2,248,005	(6)	10.3%	7.3%
	Syufy Century Corporation	1,407,000	(7)	7.2%	4.9%
	Raymond F. Beagle, Jr.	3,801,545	(8)	16.2%	11.7%
	Apollo Group	34,041,997	(9)	63.5%	54.4%
	Leon D. Black	34,041,997	(10)	63.5%	54.4%
	Marc J. Rowan	34,041,997	(10)	63.5%	54.4%
	Laurence M. Berg	34,041,997	(10)	63.5%	54.4%
	Peter C. Brown	659,000	(11)(14)	3.3%	2.3%
	Philip M. Singleton	498,600	(11)	2.5%	1.7%
	Richard T. Walsh	45,050	(11)	*	*
	Richard M. Fay	50,933	(11)	*	*
	John D. McDonald	55,100	(11)	*	*
	W. Thomas Grant, II	51,738	(12)	*	*
	Charles S. Paul	70,000	(12)	*	*
	Paul E. Vardeman	25,650	(12)	*	*
	Charles J. Egan, Jr.	3,806,215	(8)(12)	16.2%	11.7%
	All Directors and Executive Officers as a group (15 persons, including the individuals named above)	39,424,283	(11)(12)(13)	67.6%	58.6%

(1)
Our Class B Stock is held of record by the Durwood Voting Trust established under that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated as of August 12, 1997. Beneficial interests in the Durwood Voting Trust are held by a revocable trust established under a Revocable Trust Agreement of Mr. Stanley H. Durwood dated August 14, 1989, as amended and restated as of May 12, 1999, and by the Pamela Yax Durwood Marital Trust created pursuant to the above described Revocable Trust Agreement. The revocable trust has a beneficial interest in 3,401,545 shares held by the Durwood Voting Trust and the marital trust has a beneficial interest in 400,000 shares held by the Durwood Voting Trust. The trustees of the Durwood Voting Trust and of the revocable trust are Mr. Raymond F.

  Beagle, Jr., our general counsel, and Mr. Charles J. Egan, Jr., one of our directors. As trustees, Messrs. Beagle and Egan share voting and investment power over all outstanding shares of Class B Stock and may be deemed to beneficially own all of such shares. Under the terms of the Voting Trust, the Voting Trust trustees must approve any transfer of shares held in the Voting Trust. Each of Messrs. Beagle and Egan disclaims beneficial ownership of any of such shares attributable to him solely by reason of his position as trustee. Under the terms of the Durwood Voting Trust, the trustees (or their successors and any additional trustees whom they might appoint) have all voting powers with respect to shares held therein, and exercise such rights by majority vote. Unless otherwise terminated or extended in accordance with its terms, the Durwood Voting Trust will terminate in 2030.

(2)
On April 19, 2001, we entered into an investment agreement with Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (collectively, the "Apollo IV Purchasers"), Apollo Investment Fund V, L.P. and Apollo Overseas Partners V, L.P. (collectively, the "Apollo V Purchasers"), Apollo Management IV, L.P., in its capacity as investment manager of the Apollo IV Purchasers ("Apollo IV Management"), and Apollo Management V, L.P., in its capacity as investment manager to the Apollo V Purchasers ("Apollo V Management"). We refer to Apollo IV Management and Apollo V Management collectively as "Apollo", to the Apollo IV Purchasers, the Apollo V Purchasers and any other entity over which Apollo exercises investment authority to whom either the Apollo IV Purchasers or the Apollo V Purchasers assign any of their interests under the investment agreement collectively as the "Apollo Purchasers", and to Apollo, the Apollo Purchasers and certain other affiliates of Apollo that it controls as the "Apollo Group."

  Pursuant to the investment agreement, we sold the Apollo IV Purchasers and the Apollo V Purchasers an aggregate of 92,000 shares of Series A Convertible Preferred Stock and 158,000 shares of Series B Exchangeable Preferred Stock (we refer to both classes of preferred stock collectively as "Preferred Stock"). All outstanding Series B Exchangeable Preferred Stock was subsequently exchanged for Series A Convertible Preferred Stock, and as of December 27, 2001, the Apollo Purchasers held 242,395 shares of Series A Convertible Preferred Stock and 140,598 shares of common stock.

  Regular dividends on the Series A Convertible Preferred Stock are payable at the annual rate of 6.75% per annum and must be paid with additional shares of Series A Convertible Preferred Stock through April 19, 2004, referred to as the PIK period. Thereafter, dividends on shares of the Series A Convertible Preferred Stock may be paid in cash or shares of Series A Convertible Preferred Stock, at our option, through April 19, 2008. The terms of the Series A Convertible Preferred Stock provide that each share is convertible into 139.86 shares of common stock, subject to adjustment. As of December 27, 2001, the outstanding shares of Series A Convertible Preferred Stock held by all holders were convertible into an aggregate of 36,034,405 shares of common stock, or approximately 65% of the shares of such class after giving effect only to such conversion. After giving effect to the shares proposed to be sold in this offering, this percentage would be reduced to approximately 56% on an as converted basis. By the end of the PIK period, the Apollo Purchasers might hold an aggregate of 287,516 shares of Series A Convertible Preferred Stock. Based on the current conversion price of $7.15 per share of common stock, assuming full conversion of the Series A Convertible Preferred Stock for common stock at the end of the PIK period, the Apollo Purchasers would hold an aggregate of 40,352,625 (including shares of common stock currently owned) shares of common stock at the end of such period. However, pursuant to a standstill agreement between us, Apollo and the Apollo Purchasers, before April 20, 2006, members of the Apollo Group may not convert their shares of Series A Convertible Preferred Stock into common stock, except in connection with a disposition of such shares. Leon D. Black and Marc J. Rowan are founding principals and Laurence M. Berg is a partner of Apollo Advisors, L.P.

(3)
Beneficial ownership of the Apollo Group is based on Amendment No. 2 to the Apollo Group Schedule 13D dated as of September 13, 2001 and reflects PIK dividends paid through December 27, 2001. According to this filing, we believe that each of Apollo Investment Fund IV, L.P. Apollo Overseas Partners IV, L.P., Apollo Advisors IV, L.P., Apollo Management IV, L.P, Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Advisors V, L.P., Apollo Management V, L.P., Apollo Advisors V, L.P., and AP Entertainment LLC have shared dispositive power over the 242,395 shares of Series A Convertible Preferred Stock shown as beneficially owned by the Apollo Group and the 34,041,997 shares of common stock that would be obtained upon conversion of these shares. Based on Amendment No. 2 to their Schedule 13D, Apollo Investment Fund IV owns an additional 133,189 shares of common stock and Apollo Overseas Partners IV, L.P. owns an additional 7,409 shares of common stock. The Apollo Group Schedule 13D states that each of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. has sole voting and investment power over these shares of common stock that it owns but also states that Apollo Advisors IV, L.P. and Apollo Management IV, L.P. share dispositive power over these shares.

(4)
The Apollo Purchasers sold 15,000 shares of preferred stock to Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P., and Sandler Capital Partners V Germany, L.P. (the "Sandler Funds") on July 3, 2001. According to Amendment No. 1 to the Sandler Funds Schedule 13G dated September 13, 2001, Sandler Capital Management is the general partner of Sandler Investment Partners, L.P, which is the general partner of each of the Sandler Funds. Sandler Capital Management is managed by a management committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael J. Marocco and John Kornreich, respectively). ARH Corp., MJDM Corp. and Four JK Corp. are the general partners of Sandler Capital Management. According to the Amendment No. 1 to the Sandler Funds Schedule 13G, each of Sandler Capital Management, Sandler Investment Partners, L.P., MJDM Corp., Four JK Corp., ARH

  Corp., Harvey Sandler, Michael J. Marocco and John Kornreich have shared dispositive power over 2,133,005 shares of common stock that would be obtained upon conversion of the Series A Convertible Preferred Stock owned by the Sandler Funds. Sandler Capital Partners V, L.P. has sole dispositive power over 1,516,083 of such shares, Sandler Capital Partners V FTE, L.P. has sole dispositive power over 560,699 of such shares and Sandler Capital Partners V Germany, L.P. has sole dispositive power over 56,223 of such shares. All decisions regarding the Sandler Funds require the consent of the management committee. Pursuant to the agreement under which the Sandler Funds acquired the shares of Preferred Stock from the Apollo Purchasers, generally, without our consent, the Sandler Funds may not convert their shares of Series A Convertible Preferred Stock into common stock before April 20, 2006, except in connection with a disposition of such shares.

(5)
As reported in his Amendment No. 1 to Schedule 13D filed January 18, 2001. Mr. Ferrin reports that he has sole voting and dispositive power with respect to 355,700 shares, Mrs. Janet Madori-Ferrin has sole voting and dispositive power with respect to 522,000 shares, Mr. John E. Gorman has sole voting and dispositive power with respect to 239,400 shares and Fairmac Realty Corporation has sole voting and dispositive power with respect to 705,500 shares. The Amendment No. 1 to Schedule 13D also reports that Mr. Ferrin and Mr. Gorman have shared voting and dispositive power over 705,500 shares.

(6)
As reported in the Amendment No. 1 to the Sandler Funds Schedule 13G dated September 12, 2001 referred to in note (4), Harvey Sandler has sole voting and dispositive power over 115,000 shares and shared dispositive power over 2,133,005 shares that would be obtained upon conversion of shares of Series A Convertible Preferred Stock. See note (4) above.

(7)
As reported in its Schedule 13D dated January 11, 2000, Syufy Century Corporation reports that it has sole voting power and sole dispositive power with respect to 1,407,000 shares.

(8)
Assumes the conversion of outstanding Class B Stock for common stock. Percentage ownership does not reflect any conversion of Series A Convertible Preferred Stock for common stock.

(9)
Assumes the conversion of outstanding Series A Convertible Preferred Stock for common stock. Percentage ownership does not reflect any conversion of Class B Stock for common stock. The Apollo Group has agreed not to convert the Series A Convertible Preferred Stock prior to April 19, 2006 except in connection with the disposition of such common stock to an unaffiliated third party.

(10)
Assumes conversion of Series A Convertible Preferred Stock. (See note (9) above) Messrs. Black, Rowan and Berg have each disclaimed beneficial ownership of the Series A Convertible Preferred Stock and the shares of common stock issuable upon its conversion.

(11)
Includes shares subject to presently exercisable options to purchase common stock under our 1983 and 1984 Stock Option Plans and the 1994 Stock Option and Incentive Plan, as follows: Mr. Peter C. Brown—284,000 shares; Mr. Philip M. Singleton—233,600 shares; Mr. Richard T. Walsh—45,000 shares; Mr. Richard M. Fay—45,000 shares; Mr. John D. McDonald—55,000 shares; and all executive officers as a group—782,600 shares.

(12)
Includes shares subject to presently exercisable options to purchase common stock under our 1999 Stock Option Plan for Outside Directors, as follows: Mr. Egan—4,670 shares; Mr. Grant—50,000 shares; Mr. Paul—50,000 shares; Mr. Vardeman—25,350 shares; and all Outside Directors as a group—130,020 shares.

(13)
Assumes conversion of all shares of Series A Convertible Preferred Stock (See Note (9) above) and Class B Stock.

(14)
Does not reflect $200,000 in shares of common stock being purchased by Mr. Brown in the offering.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 200,000,000 shares of common stock, par value 66 2/3¢ per share, 30,000,000 shares of Class B stock, par value 66 2/3¢ per share, and 10,000,000 shares of preferred stock, par value 66 2/3¢ per share, of which 2,000,000 shares have been designated under our certificate of designations as Series A Convertible Preferred Stock and 2,000,000 shares have been designated as Series B Exchangeable Preferred Stock. As of December 27, 2001, there were 19,667,546 shares of common stock, 3,801,545 shares of Class B Stock, 257,646 shares of Series A Convertible Preferred Stock and no shares of Series B Exchangeable Preferred Stock outstanding.

Ranking

        Our Preferred Stock is senior to our common stock and Class B Stock with respect to dividend rights and rights upon our liquidation, winding up or dissolution. In this regard, unless and until we pay full cumulative dividends on the Preferred Stock in respect of all past quarterly dividends, and the full amount of dividends on shares of Preferred Stock in respect of the current quarterly dividend have been paid or are contemporaneously declared and set aside, no cash dividends may be paid or declared on shares of our common stock or Class B Stock and no shares of common stock or Class B Stock may be purchased by us.

Voting rights

        Common stock and Class B Stock.    The holders of common stock are entitled to one vote per share and, except for the election of directors, vote together as a single class with the holders of our Class B Stock and holders of our Series A Convertible Preferred Stock who are entitled to vote their shares, on an as-converted basis, subject to the right to vote as a separate class as required by law and on certain charter amendments affecting the number of authorized shares of common stock or the par value or relative powers, preferences or special rights thereof.

        The holders of Class B Stock are entitled to ten votes per share and, except for the election of directors, vote together as a single class with the holders of common stock and holders of our Series A Convertible Preferred Stock who are entitled to vote their shares, on an as-converted basis, subject to the right to vote as a separate class as required by law and on certain charter amendments affecting the number of authorized shares of Class B Stock or the par value or relative powers, preferences or special rights thereof.

        Under our investment agreement with the Apollo Purchasers, we cannot change the size of the board of directors, which presently has eight members, without the approval of the Apollo Purchasers as long as they continue to own at least 117,500 shares of Preferred Stock. Also, so long as the Apollo Purchasers continue to hold Preferred Stock Approval Rights, the Apollo Purchasers will have the right to elect three directors to our board of directors. The remaining members of the board are elected by the holders of common stock and Class B stock. Under our restated and amended certificate of incorporation, holders of common stock, voting separately as a class, with each share having one vote for such purpose, generally have the right to elect 25% of the total number of directors elected by holders of common stock and Class B Stock and holders of Class B Stock, voting separately as a single class, with each share of Class B Stock having one vote for such purpose, generally have the right to elect 75% of the total number of directors elected by holders of common stock and Class B Stock. When the number of directors to be elected is not evenly divisible by four, so long as the common stock is listed on either the American Stock Exchange, the New York Stock Exchange or The Nasdaq National Market, any fraction resulting from the computation of the number of directors to be elected by the holders of common stock is rounded up and any fraction resulting from the computation of the number of directors to be elected by the holders of the Class B Stock is eliminated. If our common stock ceases to be listed on either the American Stock Exchange, the New York Stock Exchange or The Nasdaq National Market, any fraction of one-half or less resulting from the computation of the number of directors to be elected by the holders of common stock is eliminated. Accordingly, at present (prior to this offering), the holders of common stock are entitled to elect two of our eight directors and the holders of Class B Stock are entitled to elected three of our eight directors. If the total number of shares of Class B Stock outstanding becomes less than 12 1/2% of the aggregate number of shares of common stock and Class B Stock outstanding, then so long as shares of common stock are listed on either the American Stock Exchange, the New York Stock Exchange or The Nasdaq National Market, the members of the board of directors otherwise elected by holders of Class B Stock will be elected by holders of common stock and Class B Stock voting together as a single class, with each share of common stock having one vote per share and each share of Class B Stock having ten votes per share. After giving effect to this offering, the shares of Class B Stock outstanding will cease to represent at least 12 1/2% of the aggregate number of shares of common stock and Class B Stock and, as a result, at our next annual meeting of stockholders, the holders of common stock and Class B Stock, voting together as a single class, will elect three of our directors currently elected exclusively by the holders of our Class B Stock. In the event that no shares of Class B Stock remain outstanding, the holders of common stock may elect all of the members of the board of directors to be elected by holders other than holders of Preferred Stock, with each share having one vote for such purpose. Holders of common stock and Class B Stock do not have cumulative voting rights in elections of directors. Accordingly, the holder(s) of our capital stock representing more than 50% of the votes of each class for the election of directors are capable of electing 100% of the directors to be elected by such class.

        Preferred Stock.    Upon transfer of shares of Series A Convertible Preferred Stock to a transferee that is not an affiliate of an Apollo Purchaser, consistent with the standstill agreement, the transferee holder of Series A Convertible Preferred Stock is entitled to vote on an as-converted basis with the holders of our common stock and Class B Stock on all matters except the election of directors and any matter reserved by law or our restated and amended certificate of incorporation for consideration exclusively by the holders of our common stock or Class B Stock. Holders of the Series A Convertible Preferred Stock also have the right to vote as a class on the creation, authorization or issuance of any class, series or shares of senior stock, parity stock or junior stock (if the junior stock may be redeemed at the option of the holders thereof prior to April 19, 2011) and on any adverse change to the preferences, rights and powers of the Series A Convertible Preferred Stock.

        As noted above, so long as the Apollo Purchasers continue to hold Preferred Stock Approval Rights, the Apollo Purchasers will have the right to elect three directors to our board of directors. In the investment agreement, the Apollo Purchasers have agreed that for so long as they hold shares and the Apollo Purchasers have Preferred Stock Approval Rights, Apollo Investment Fund IV, L.P. and Apollo Investment Fund V, L.P. will be entitled to elect two of the three directors, with each being entitled to elect one of the two so long as it holds Preferred Stock. The third director is to be elected collectively by all Apollo Purchasers.

        If an event of default with respect to our Preferred Stock (as defined below) occurs and is not cured or waived within 45 days, then the holders of Preferred Stock will have the right to elect that number of our directors that, when added to those directors already elected by the holders of Series A Convertible Preferred Stock, constitute a majority of the board of directors. An "event of default" is defined as (i) an event of default under our credit facility, the note indentures or any other indebtedness in excess of $10 million, (ii) our failure to pay cash dividends on the Preferred Stock when required under the terms thereof, or (iii) our violation of the provisions of the investment agreement relating to the Preferred Stock Approval Rights.

Conversion rights

        Class B Stock.    Each holder of Class B Stock is entitled to convert all or any portion of such holder's shares of Class B Stock into the same number of shares of common stock. Upon approval by the holders of a majority of the outstanding shares of Class B Stock, a pro rata percentage of shares of Class B Stock of each holder of record will be automatically converted into the same number of shares of common stock.

        Preferred Stock.    Each share of Series A Convertible Preferred Stock is convertible at the option of the holder at any time into shares of our common stock at a conversion price of $7.15 per share of common stock, subject to anti-dilution adjustment, with each share of Series A Convertible Preferred Stock having a value equal to the Series A Liquidation Preference (as defined below). Presently, each share of Series A Convertible Preferred Stock is convertible into 139.86 shares of common stock. The conversion price and conversion rate are adjustable in connection with any reclassifications, reorganizations, consolidations, mergers, stock dividends, stock splits, combinations or similar transactions.

        The investment agreement and the standstill agreement between us and the initial Apollo Purchasers restrict the ability of the Apollo Purchasers to exercise Series A Convertible Preferred Stock conversion rights until April 19, 2006 by requiring them to dispose of any shares that they obtain upon conversion in a transaction that conforms with the requirements of the standstill agreement.

Preemptive rights

        Holders of common stock, Class B Stock and Preferred Stock have no preemptive rights. However, under the investment agreement, as long as the Apollo Purchasers beneficially own at least 117,500 shares of Preferred Stock, we generally may not issue additional stock of any class without the approval of Apollo. We have obtained the Apollo Purchasers' approval for the issuance of shares of common stock in this offering.

Dividend rights

        Common stock and Class B Stock.    Holders of common stock and Class B Stock are entitled to receive, pro rata per share, such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends, subject to the prior rights of holders of any then outstanding preferred stock.

        Series A Convertible Preferred Stock.    Dividends on the Series A Convertible Preferred Stock accumulate at an annual rate of 6.75% of the Series A Liquidation Preference, as described below under "Liquidation Rights," and are payable when, as and if declared by our board of directors on the last day of each June, September, December and March, commencing June 30, 2001. Dividends are cumulative whether or not earned or declared. Until April 20, 2004, we must pay dividends on the Series A Convertible Preferred Stock with additional shares of Series A Convertible Preferred Stock. Between April 20, 2004 and April 19, 2008, we may pay dividends in either additional shares of Series A Convertible Preferred Stock or cash, at our option. After April 19, 2008, we must pay dividends in cash, unless prohibited by the note indentures, in which case we may pay such dividends in additional shares of Series A Convertible Preferred Stock. The number of additional shares of Series A Convertible Preferred Stock that we must issue on any dividend payment date is determined by dividing the dollar amount of the cumulative dividends due and payable on the Series A Convertible Preferred Stock on such date by the Series A Liquidation Preference. See "—Liquidation Rights."

        If at any time we are unable to pay dividends on the Series A Convertible Preferred Stock in cash and the accrual, declaration or payment of additional Series A Convertible Preferred Stock dividends would result in a "change of control" under our note indentures, then we will pay dividends on the

Series A Convertible Preferred Stock in shares of Series B Exchangeable Preferred Stock. Any such shares of Series B Exchangeable Preferred Stock automatically will be exchanged for an equal number of shares of Series A Convertible Preferred Stock when and to the extent additional shares of Series A Convertible Preferred Stock can be issued without resulting in a change in control.

        If a change of control (as defined below) occurs prior to April 19, 2006, the holders of Series A Convertible Preferred Stock are also entitled to a special dividend of shares of Series A Convertible Preferred Stock equal to the dividends that they would have received from April 19, 2001 through April 19, 2006 (assuming compounding) less regular dividends received through such date (the "Series A No-Call Period Dividend"). To the extent shares of Series A Convertible Preferred Stock remain outstanding after a change of control, no regular dividends will be paid on such shares for the period commencing on the closing date of the transaction resulting in a change of control and extending through April 19, 2006. For purposes of our certificate of designations, a "change of control" means (i) a merger, consolidation or similar company transaction after which holders of our stock before such transaction do not own at least 50% of the combined voting power of all shares generally entitled to vote in the election of directors of the surviving entity, (ii) the acquisition by any person or group (other than Apollo and its affiliates or the holders of our Class B Stock on April 19, 2001, so long as neither Apollo and its affiliates nor such holders of Class B Stock is part of the group) of beneficial ownership of at least 50% of the combined voting power of our shares generally entitled to vote in the election of our board of directors, or (iii) the sale of all or substantially all of our assets or a similar transaction. In the determination of combined voting power in the election of directors, any calculation must take into account that our Class B Stock has ten votes per share and our common stock has one vote per share.

        If we pay dividends in cash (or in the form of our notes) on the common stock in any fiscal period, the holders of Series A Convertible Preferred Stock are entitled to receive dividends in cash (or our notes), on an as-converted basis, to the extent such dividends are greater than the Series A Convertible Preferred Stock dividends otherwise payable in such fiscal period.

        Series B Exchangeable Preferred Stock.    Dividends on any shares of Series B Exchangeable Preferred Stock that we might issue will accumulate at an annual rate of 12.00% of the Series B Liquidation Preference, as described below under "Liquidation Rights", and will be payable when, as and if declared by our board of directors on the last day of each June, September, December and March. Dividends are cumulative whether or not earned or declared. Until April 20, 2004, we must pay dividends on the Series B Exchangeable Preferred Stock with additional shares of Series B Exchangeable Preferred Stock. Between April 20, 2004 and April 19, 2006, we may pay dividends on Series B Exchangeable Preferred Stock in either additional shares of Series B Exchangeable Preferred Stock or cash, at our option. After April 19, 2006, we must pay dividends on Series B Exchangeable Preferred Stock in cash, unless prohibited by the note indentures, in which case we may pay such dividends in additional shares of Series B Exchangeable Preferred Stock. The number of additional shares of Series B Exchangeable Preferred Stock that we must issue on any dividend payment date is determined by dividing the dollar amount of the cumulative dividends due and payable on the Series B Exchangeable Preferred Stock on such date by the Series B Liquidation Preference. See "—Liquidation Rights."

        If a change of control occurs prior to April 19, 2006, we must pay the holders of any outstanding Series B Exchangeable Preferred Stock a special dividend of additional shares of Series B Exchangeable Preferred Stock equal to the dividends that they would have received through April 19, 2006, assuming compounding, less regular dividends received through such date (the "Series B No-Call Period Dividend"). To the extent shares of Series B Exchangeable Preferred Stock remain outstanding after the change in control, we will pay no regular dividends on such shares for the period commencing on the closing date of the transaction resulting in a change of control and extending through April 19, 2006.

        If we notify holders of Preferred Stock that we are redeeming the Preferred Stock, we must pay the holders of Series B Exchangeable Preferred Stock a special dividend of additional shares of Series B Exchangeable Preferred Stock in an amount equal to (i) the quotient of (x) the difference (if positive) between the average closing price of our common stock for the 20 trading days preceding determination and the conversion price, divided by (y) the conversion price, less (ii) the amount of any dividends paid upon a change of control (as described below) or the amount of any dividends payable pursuant to the provisions described in the next paragraph. Additionally, we must pay the holders of Series B Exchangeable Preferred Stock a special dividend of additional shares of Series B Exchangeable Preferred Stock upon the occurrence of a change of control in a number of shares equal to (i) the quotient of (x) the difference (if positive) between the value per share of the consideration received by the holders of common stock as a result of the change of control and the conversion price, divided by (y) the conversion price, less (ii) the amount of any dividends paid through the date of such event pursuant to the provisions described in the next paragraph.

        If the conditions described in the next sentence exist, then at any time after October 19, 2002, upon a sale of Series A Convertible Preferred Stock or the common stock into which Series A Convertible Preferred Stock is converted, we must pay the holders of Series B Exchangeable Preferred Stock a special dividend, payable in additional shares of Series B Exchangeable Preferred Stock, equal to the product of (i) the percentage of such shares sold in such transaction, multiplied by (ii) the quotient of (x) the difference (if positive) between the sales price of the Series A Convertible Preferred Stock or common stock on an "as converted" basis and the conversion price, divided by (y) the conversion price. In order for a holder of Series B Exchangeable Preferred Stock to qualify for this special dividend, the following criteria must be met: (1) the sale must be the initial sale of the Series A Convertible Preferred Stock to a purchaser that is not an Apollo affiliate, (2) the seller must be a holder of both Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock at the time of the sale, and (3) the holder of the Series B Exchangeable Preferred Stock must also own shares of Series A Convertible Preferred Stock. Shares of Series B Exchangeable Preferred Stock received as dividends under the circumstances described in the preceding paragraph and the next paragraph are not eligible to receive dividends under the circumstances described in this paragraph, and shares received as dividends under the circumstances described in this paragraph are not eligible to receive any further dividends under the circumstances described in this paragraph, the preceding paragraph or in the next paragraph.

        Except for shares of Series B Exchangeable Preferred Stock issued under circumstances described in the preceding paragraph, we also must pay the holder of each outstanding share of Series B Exchangeable Preferred Stock a special dividend of additional shares of Series B Exchangeable Preferred Stock on April 19, 2011, the number of shares of which is equal to the quotient of (i) the difference (if positive) between the average closing price of our common stock for the 20 trading days preceding determination and the conversion price, divided by (ii) the conversion price.

        If we pay dividends in cash (or in the form of our notes) on our common stock in any fiscal period, we must pay the holders of Series B Exchangeable Preferred Stock dividends in cash (or notes) on an as converted basis (assuming such shares were first exchanged for Series A Convertible Preferred Stock) to the extent such dividends are greater than the Series B Exchangeable Preferred Stock dividends otherwise payable in such fiscal period.

Liquidation rights

        Common stock and Class B Stock.    Upon our liquidation, dissolution or winding-up, holders of common stock and Class B Stock are entitled to receive, pro rata per share, any of our remaining assets available for distribution to stockholders, subject to the prior rights of holders of any then outstanding Preferred Stock.

        Preferred Stock.    Upon our liquidation, each holder of Series A Convertible Preferred Stock is entitled to receive an amount per share of Series A Convertible Preferred Stock (the "Series A Liquidation Payment") equal to the greater of (i) $1,000 plus all accrued and unpaid dividends as of the date of payment (the "Series A Liquidation Preference") and (ii) the amount the holder would have received had the holder converted such share of Series A Convertible Preferred Stock into common stock immediately prior to the event requiring the payment of such liquidation preference. Upon our liquidation, each holder of Series B Exchangeable Preferred Stock is entitled to receive an amount per share of Series B Exchangeable Preferred Stock (the "Series B Liquidation Payment", and together with the Series A Liquidation Payment, the "Liquidation Payment") equal to the greater of (i) $1,000 plus all accrued and unpaid dividends as of the date of payment (the "Series B Liquidation Preference, and together with the Series A Liquidation Preference, the "Liquidation Preference") and (ii) the amount the holder would have received had the holder first exchanged such share of Series B Exchangeable Preferred Stock for a share of Series A Convertible Preferred Stock and then converted such share of Series A Convertible Preferred Stock into our common stock immediately prior to the event requiring the payment of such liquidation preference. The Liquidation Preference shall be adjusted for any stock split, reverse stock split, stock combination, reclassification or pursuant to any other adjustment with respect to the Series A Convertible Preferred Stock or Series B Exchangeable Preferred Stock, as the case may be. In the event of a liquidation, the Liquidation Payment must be made to holders of Preferred Stock before any payment or distribution may be made to holders of our common stock or Class B Stock. For purposes of this paragraph, a liquidation means our liquidation, winding up or dissolution.

Redemption rights

        Common stock and Class B Stock.    Neither we nor holders of our common stock or Class B Stock have redemption rights with respect to such shares.

  Preferred Stock

        Holder's optional redemption of Series A Convertible Preferred Stock.    We must redeem Series A Convertible Preferred Stock at the option of a holder at any time after April 19, 2011 for cash or our common stock, at our option, at a price equal to the Series A Liquidation Preference. If we elect to use shares of common stock in such redemption, the common stock will be valued based upon their average closing price for the 20 trading days prior to determination, or if not traded, by a nationally recognized investment bank, but in any event the common stock may not be valued at less than the conversion price then in effect.

        Our optional redemption of Preferred Stock.    We may redeem the Preferred Stock in whole and not in part at any time after April 19, 2006 for cash equal to the Liquidation Preference, provided that the average common stock closing price for the 20 trading days preceding the delivery by us of the notice of redemption exceeds 150% of the conversion price. The Preferred Stock may also be redeemed in whole and not in part by us at our option upon a change of control for cash equal to the Liquidation Preference; provided, that if the change of control occurs prior to April 19, 2006, we must first pay the Series A No-Call Period Dividend and the Series B No-Call Period Dividend. In any event, the Preferred Stock remains convertible and exchangeable until the redemption price is paid by us. In order for us to be able to redeem Series B Exchangeable Preferred Stock upon a change in control, the transaction must be a consolidation, merger, sale of substantially all of our assets or other event that results in our common stock being changed into the right to receive assets or securities of another entity. There is no sinking fund for the Preferred Stock.

Certain stock transactions

        We may not pay or issue any stock dividend, stock split, subscription right, combination, subdivision or exchange of shares to holders of common stock or Class B Stock except in shares of (or a right to subscribe to shares of) the same class and only if we take such action at the same time with respect to the other class so that the number of shares of each class outstanding (or subject to a subscription right) is increased or decreased in like proportion. We may not merge or consolidate unless the terms and conditions of the merger or consolidation provide that holders of common stock and Class B Stock then outstanding receive, pro rata per share, consideration of equal value.

Certain anti-takeover provisions

        Certain provisions of our restated and amended certificate of incorporation, our certificate of designations, bylaws, the Delaware General Corporation Law and agreements with stockholders may have the effect of discouraging unilateral tender offers or other attempts to takeover and acquire us, thereby possibly limiting the opportunity for our stockholders to sell their shares at a premium over then prevailing market prices. Certain of these provisions that may have an anti-takeover effect are as follows:

        Blank check preferred and unissued common stock and Class B Stock.    We are authorized to issue a significant number of shares in excess of those currently outstanding. An effect of the existence of unissued stock may be to enable the board of directors to render more difficult or discourage a transaction to obtain control of us. This might occur were the board to cause shares to be issued in transactions that might make a takeover transaction more costly to complete, as by diluting voting or other rights of the proposed acquirer. In this regard, our restated and amended certificate of incorporation grants the board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, one or more classes of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert such stock into a large number of shares of common or Class B Stock or other securities, to demand redemption under prescribed circumstances related to a change of control or to exercise other rights designed to impede a takeover.

        Delaware "business combination" statute.    We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of our decision not to elect out of the statute's provisions, the statute applies to us. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

        Standstill Agreement.    Our standstill agreement with the Apollo Purchasers also may impede a change in control. The standstill agreement provides for a standstill period that expires on April 19, 2006. During the standstill period, unless requested by a majority of the "independent directors," as defined below, the Apollo Group generally may not, among other things:

  •
  acquire any of our securities (other than debt securities, shares acquired from the Durwood Voting Trust (not to exceed 359,402, unless the standstill agreement would otherwise be terminated and the independent directors have approved the sale), and shares acquired in accordance with the standstill agreement after an acquisition by a third person giving such person beneficial ownership of shares having more than 15% of the combined voting power of the common stock, Class B Stock and any other securities entitled to vote generally in the election of directors);

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  propose or take substantial steps to effect a merger or similar transaction;

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  seek election to, or removal of, our board of directors;

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  solicit proxies or otherwise become a participant in any election contest or solicit stockholders for approval of a stockholder proposal;

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  participate in a "group" with respect to any voting securities, deposit voting securities in a voting trust, or agree to limit Apollo's discretion with respect to Preferred Stock Approval Rights; or

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  otherwise act to circumvent any of the restrictions described above.

        For purposes of the standstill agreement, "independent directors" generally means a member of the board of directors elected by holders of common stock voting as a class:

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  who is not an officer or employee of ours or of Apollo, the Apollo Purchasers or of any of ours or their respective affiliates or of any entity that derived 5% of its earnings or revenues in its most recent fiscal year from transactions involving any of the foregoing;

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  who has no relationship or contractual relationship with us, the trustees of the Durwood Voting Trust, the Stanley H. Durwood Foundation, Apollo or the Apollo Purchasers; and

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  who is nominated by the nominating committee of the board of directors pursuant to the provisions of the charter of the nominating committee, or, if such provisions are not in effect, a member who is independent under the rules of the American Stock Exchange.

        After the standstill period (or earlier, if a third party acquires beneficial ownership of shares representing more than 15% of the voting power of our outstanding shares of common stock and Class B Stock), members of the Apollo Group may acquire our voting securities only in a tender offer made to all holders of our common stock that is accepted by holders of a majority of the common stock not owned by Apollo or its affiliates. In addition, Apollo may propose a merger or similar transaction involving us only if such transaction is contingent upon approval by the holders of a majority of the common stock not owned by Apollo or its affiliates. "Voting power" means the aggregate votes represented by common stock, Class B Stock and other securities then entitled to vote generally in the election of directors.

        The standstill agreement also restricts the ability of members of the Apollo Group to transfer our voting securities to third parties. Among other things, the Apollo Group has agreed not to transfer voting securities to any third party if, after giving effect to the transfer, the party would own securities representing more than 15% of the total voting power of our voting stock, unless the board of directors first approves the transaction and such third party agrees to be bound by a similar standstill agreement. For this purpose "total voting power" means the aggregate votes represented by all of our outstanding securities including, with respect to the Preferred Stock, that the number of votes accorded to underlying common stock into which such Preferred Stock would be convertible. In addition, pursuant to the standstill agreement, the Apollo Purchasers have also agreed not to convert any Series A Convertible Preferred Stock into common stock except in connection with a disposition to a third party made in compliance with the restrictions described above.

        The standstill agreement will terminate upon the earliest to occur of (i) April 19, 2011, (ii) the date any person (other than Apollo, other members of the Apollo Group or certain Apollo affiliates or a person approved by our board of directors) acquires or enters into an agreement to acquire shares of Class B Stock or common stock if, after giving effect to such acquisition, such person owns beneficially shares of common stock, Class B Stock and Preferred Stock having more than 20% of our voting power, unless such person has become bound by the terms of the standstill agreement, or (iii) the date we terminate the standstill agreement with the approval of a majority of the independent directors elected by the holders of our common stock.

Indemnification of Directors and Officers

        Under Section 145 of the Delaware General Corporation Law, a corporation has the power under specified circumstances to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. Our restated and amended certificate of incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, we shall bear the burden of proof that the claimant is not entitled to indemnification.

        Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our restated and amended certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law. The effect of these provisions is to eliminate our and our stockholders' rights (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations described above, however, do not affect the ability of us or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is UMB Bank n.a., Kansas City, Missouri.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 30,017,546 shares of common stock outstanding assuming that the underwriters fully exercise their over-allotment option to purchase 1,350,000 additional shares of common stock from us. All shares of our common stock outstanding after this offering will be freely tradeable without restriction or further registration under the Securities Act unless held by one of our "affiliates," as that term is defined in Rule 144 under the Securities Act. Sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

        As of December 27, 2001, we also had 3,801,545 shares of Class B stock outstanding, which is convertible into 3,801,545 shares of common stock, and 257,646 shares of Series A Convertible Preferred Stock outstanding, which is convertible into 36,034,405 shares of common stock. Of the outstanding shares of Class B Stock, 3,401,545 are held by the trustees of the Durwood Voting Trust, who are affiliates, and the remaining 400,000 shares are freely tradeable subject to the powers of the trustees to approve any sale. The Apollo Purchasers hold 242,395 of the outstanding shares of Series A Convertible Preferred Stock. All of the outstanding shares of Series A Convertible Preferred Stock are "restricted securities" as defined in Rule 144 and may not be sold until April 19, 2002 except pursuant to a registration statement and thereafter in accordance with Rule 144.

Lock-Up Agreements

        We and our executive officers and directors, the Apollo Purchasers, the Sandler Funds and the trustees of the Durwood Voting Trust have agreed that for a period of 90 days from the date of this prospectus, subject to certain exceptions, including the issuance of shares of our common stock in connection with the acquisition of GC Companies pursuant to the plan of reorganization, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Stock Options

        An additional 3,334,100 shares of our common stock may be issued in the future upon the exercise of options and stock awards granted and available for grant under our various stock option plans. We have registered the issuance of these shares under the Securities Act and, therefore, those shares will be freely tradeable when issued, subject to the volume limitations and other conditions of Rule 144, in the case of shares held by our affiliates.

Registration Rights

        The holders of the outstanding Series A Convertible Preferred Stock have rights to cause us to register under the Securities Act the sale of all or part of the shares of stock owned by them.

UNDERWRITING

        Salomon Smith Barney Inc., Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Lehman Brothers Inc., UBS Warburg LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of Shares
Salomon Smith Barney Inc.	3,150,000
Goldman, Sachs & Co.	3,150,000
Credit Suisse First Boston Corporation	675,000
Lehman Brothers Inc.	675,000
UBS Warburg LLC	675,000
Banc of America Securities LLC	337,500
Bear, Stearns & Co. Inc.	337,500

Total	9,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.41 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,350,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We and our executive officers and directors, the Apollo Group, the Sandler Funds and the Durwood Voting Trust have agreed that, for a period of 90 days from the date of this prospectus, subject to certain exceptions, including the issuance of shares of our common stock in connection with the acquisition of GC Companies pursuant to the plan of reorganization, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Our common stock is listed on the American Stock Exchange under the symbol "AEN."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by AMCE
	No Exercise	Full Exercise
Per share	$0.63	$0.63
Total	$5,670,000	$6,520,500

        In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the American Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters have performed investment banking, advisory and other services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform investment banking, advisory and other services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We estimate that our portion of the total expenses of this offering will be $1,354,000.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon us by Lathrop & Gage L.C., Kansas City, Missouri, and for the underwriters by Weil, Gotshal & Manges LLP, New York, New York. Mr. Raymond F. Beagle, Jr., a member of Lathrop & Gage L.C., is our general counsel and a trustee of the Durwood Voting Trust.

EXPERTS

        The financial statements of AMC Entertainment Inc. as of March 29, 2001 and March 30, 2000 and for each of the three fiscal years in the period ended March 29, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of GC Companies, Inc. and subsidiaries, Debtor-in-Possession, as of October 31, 2001 and 2000, and for each of the three years in the period ended October 31, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to an emphasis of a matter and the going concern uncertainty related to the GC Companies, Inc.'s reorganization proceedings under Chapter 11 of the Federal Bankruptcy Code and a change in fiscal 2000 in the method of accounting for costs of start-up activities), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information filed by us at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (including us) that file electronically.

        The Securities and Exchange Commission allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until we have sold all of the securities that we have registered.

  1.
  Our annual report on Form 10-K for the year ended March 29, 2001, as amended.
  2.
  Our quarterly reports on Form 10-Q for the quarters ended June 28, 2001, September 27, 2001 and December 27, 2001, and our 10Q/A for the quarter ended December 27, 2001.
  3.
  Our current report on Form 8-K filed April 20, 2001.
  4.
  Our current report on Form 8-K filed December 11, 2001.
  5.
  Our current report on Form 8-K filed December 19, 2001.
  6.
  Our current report on Form 8-K filed December 28, 2001.
  7.
  Our current report on Form 8-K filed January 3, 2002.
  8.
  Our current report on Form 8-K filed January 14, 2002.
  9.
  Our current report on Form 8-K filed January 30, 2002.
  10.
  Our current report on Form 8-K filed February 15, 2002.
  11.
  Our current report on Form 8-K filed March 7, 2002.
  12.
  Our current report on Form 8-K filed March 13, 2002.
  13.
  The description of our capital stock contained in a Registration Statement on Form 8-A filed on August 18, 1983, as amended by a Form 8-A/A filed on February 15, 2002, as further amended on February 19, 2002.

        If you make a request for such information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for such information should be submitted in writing to us at the following address: AMC Entertainment Inc., Attn: Ms. Nancy L. Gallagher, Vice President and Secretary, 106 West 14th Street, Kansas City, Missouri 64105-1977, or by telephone at (816) 221-4000.

        You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus. The information on our World Wide Website and any other Website which is referred to in this prospectus is not part of this prospectus.

AMC ENTERTAINMENT INC.

CONDENSED PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED)

        The following unaudited Condensed Pro Forma Statements of Operations and Balance Sheet have been prepared giving effect to the offering of our notes due 2012 (completed in January 2002), this offering and the acquisition of GC Companies as discussed in the prospectus under "Summary." The Condensed Pro Forma Statements of Operations for the thirty-nine weeks ended December 27, 2001, the year (52 weeks) ended March 29, 2001 and the 52 weeks ended December 27, 2001 assume that the note offering, this offering and the acquisition occurred on March 31, 2000. The Condensed Pro Forma Balance Sheet assumes that the note offering, this offering and the acquisition occurred on December 27, 2001. Although we have signed a definitive agreement to acquire GC Companies pursuant to a plan of reorganization, both of these documents are subject to a number of conditions, including bankruptcy court approval, and, accordingly, there can be no assurance that we will complete this acquisition.

        The unaudited Condensed Pro Forma Financial Statements do not purport to represent our financial position or results of operations had the above transactions in fact occurred on such dates. In addition, the unaudited Condensed Pro Forma Financial Statements are not intended to be indicative of our future financial position or results of operations.

        The unaudited Condensed Pro Forma Financial Statements should be read in conjunction with the historical financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in the prospectus.

AMC ENTERTAINMENT INC.
CONDENSED PRO FORMA BALANCE SHEET
AS OF DECEMBER 27, 2001
(IN THOUSANDS)
(UNAUDITED)

									PRO FORMA
	HISTORICAL	PRO FORMA						HISTORICAL
											Pro forma for the Note Offering, this Offering and the Acquisition (14)
	AMCE Actual (1)	Note Offering Adjustments		Pro forma for the Note Offering	Offering Adjustments		Pro forma for the Note Offering and this Offering	GC Actual (2)	Acquisition Adjustments
Assets
Cash and equivalents	$48,428	$105,237	(3)	$153,665	$87,476	(4)	$241,141	$9,501	$(64,700	) (5)	$185,942
Current assets	64,133	—		64,133	—		64,133	5,323	—		69,456
Property net	770,634	—		770,634	—		770,634	92,070	59,830	(6)	922,534
Intangible assets, net	6,107	—		6,107	—		6,107	—	23,400	(6)	29,507
Goodwill	—	—		—	—		—	—	58,938	(6)	58,938
Deferred income taxes	135,891	—		135,891	—		135,891	—	(8,892	) (6)	126,999
Portfolio investments	—	—		—	—		—	64,109	(64,109	) (6)	—
Investment in international theatre affiliates	—	—		—	—		—	39,368	(39,368	) (6)	—
Other long-term assets	40,515	5,026		45,541	—		45,541	9,498	4,800	(6)	59,839

Total assets	$1,065,708	$110,263		$1,175,971	$87,476		$1,263,447	$219,869	$(30,101)		$1,453,215

Liabilities and Stockholders' Equity
Current liabilities	$236,259	$—		$236,259	—		$236,259	$48,087	$(18,585	) (6)	$265,761
Corporate borrowings:
$425 million Credit Facility	62,000	(62,000	) (3)	—	—		—	—	—		—
9 1/2% Senior Subordinated Notes due 2009	199,226	—		199,226	—		199,226	—	—		199,226
9 1/2% Senior Subordinated Notes due 2011	225,000	—		225,000	—		225,000	—	73,200	(5)	298,200
9 7/8% Senior Subordinated Notes due 2012	—	172,263	(3)	172,263	—		172,263	—	—		172,263
Capital and financing lease obligations	55,070	—		55,070	—		55,070	—	—		55,070
Liabilities subject to compromise	—	—		—	—		—	196,400	(196,400	) (6)	—
Minority interest	—	—		—	—		—	566	—		566
Other long-term liabilities	119,951	—		119,951	—		119,951	—	57,100	(6)	177,051

	897,506	110,263		1,007,769	—		1,007,769	245,053	(84,685)		1,168,137
Stockholders' equity (deficit)	168,202	—		168,202	87,476	(4)	255,678	(25,184)	54,584	(5),(6)	285,078

Total liabilities and stockholders' equity	$1,065,708	$110,263		$1,175,971	$87,476		$1,263,447	$219,869	$(30,101)		$1,453,215

See Notes to Condensed Pro Forma Financial Statements.

AMC ENTERTAINMENT INC.
CONDENSED PRO FORMA STATEMENT OF OPERATIONS
THIRTY-NINE WEEKS ENDED DECEMBER 27, 2001
(IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
(UNAUDITED)

									PRO FORMA
	HISTORICAL	PRO FORMA						HISTORICAL
											Pro forma for the Note Offering, this Offering and the Acquisition (14)
	AMCE Actual (1)	Note Offering Adjustments		Pro forma for the Note Offering	Offering Adjustments		Pro forma for the Note Offering and this Offering	GC Actual (2)	Acquisition Adjustments
Total revenues	$1,002,939	$—		$1,002,939	$—		$1,002,939	$212,132	$(2,681	) (12)	$1,212,390
Cost of operations	679,027	—		679,027	—		679,027	144,973	(846	) (12)	823,154
Rent	176,359	—		176,359	—		176,359	55,793	(14,449	) (8)	217,703
General and administrative expense	25,359	—		25,359	—		25,359	1,344	—		26,703
Preopening expense	3,988	—		3,988	—		3,988	—	—		3,988
Theatre and other closure expense	1,824	—		1,824	—		1,824	—	—		1,824
Reorganization items	—	—		—	—		—	18,518	(13,944	) (12)	4,574
Depreciation and amortization	73,870	—		73,870	—		73,870	9,657	6,956	(9),(12)	90,483
Impairment of long-lived assets and restructuring	—	—		—	—		—	—	—		—
(Gain) loss on disposition of assets	(1,826)	—		(1,826)	—		(1,826)	(92)	82	(12)	(1,836)

Operating income (loss)	44,338	—		44,338	—		44,338	(18,061)	19,520		45,797
Other (income) expense	3,754	—		3,754	—		3,754	(1)	—		3,753
Interest expense	43,700	10,755	(7)(a)	54,455	(226	) (7)(b)	54,229	3,835	1,380	(10)	59,444
Investment (income) loss	(843)	—		(843)	—		(843)	10,576	(10,576	) (11)	(843)

Earnings (loss) before income taxes	(2,273)	(10,755)		(13,028)	226		(12,802)	(32,471)	28,716		(16,557)
Income tax provision (benefit)	(400)	(4,300	) (13)	(4,700)	100		(4,600)	—	(1,500	) (13)	(6,100)

Net earnings (loss)	$(1,873)	$(6,455)		$(8,328)	$126		$(8,202)	$(32,471)	$30,216		$(10,457)

Preferred Dividends	(20,587)	—		(20,587)	—		(20,587)	—	—		(20,587)

Net loss for shares of common stock	$(22,460)	$(6,455)		$(28,915)	$126		$(28,789)	$(32,471)	$30,216		$(31,044)

Loss per share:
Basic	$(0.96)			$(1.23)			$(0.89)				$(0.88)

Diluted	$(0.96)			$(1.23)			$(0.89)				$(0.88)

Weighted average number of shares outstanding:
Basic	23,469	—		23,469	9,000	(4)	32,469	—	2,800	(5)	35,269

Diluted	23,469	—		23,469	9,000	(4)	32,469	—	2,800	(5)	35,269

See Notes to Condensed Pro Forma Financial Statements.

AMC ENTERTAINMENT INC.
CONDENSED PRO FORMA STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED MARCH 29, 2001
(IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
(UNAUDITED)

									PRO FORMA
	HISTORICAL	PRO FORMA						HISTORICAL
											Pro forma for Note Offering, this Offering and the Acquisition (14)
	AMCE Actual (1)	Note Offering Adjustments		Pro forma for the Note Offering	Offering Adjustments		Pro forma for the Note Offering and this Offering	GC Actual (2)	Acquisition Adjustments
Total revenues	$1,214,801	$—		$1,214,801	$—		$1,214,801	$346,490	$(56,019	) (12)	$1,505,272
Cost of operations	822,189	—		822,189	—		822,189	252,042	(45,109	) (12)	1,029,122
Rent	229,314	—		229,314	—		229,314	95,635	(40,775	) (8),(12)	284,174
General and administrative expense	32,499	—		32,499	—		32,499	3,502	—		36,001
Preopening expense	3,808	—		3,808	—		3,808	—	—		3,808
Theatre and other closure expense	24,169	—		24,169	—		24,169	—	—		24,169
Reorganization items	—	—		—	—		—	32,004	(13,835	) (12)	18,169
Depreciation and amortization	105,260	—		105,260	—		105,260	16,641	8,687	(9),(12)	130,588
Impairment of long-lived assets and restructuring	68,776	—		68,776	—		68,776	38,726	(13,589	) (12)	93,913
(Gain) loss on disposition of assets	(664)	—		(664)	—		(664)	(83)	77	(12)	(670)

Operating loss	(70,550)	—		(70,550)	—		(70,550)	(91,977)	48,525		(114,002)
Other (income) expense	(9,996)	—		(9,996)	—		(9,996)	1,076	—		(8,920)
Interest expense	77,000	3,984	(7)(a)	80,984	(6,888	) (7)(b)	74,096	5,291	1,663	(10)	81,050
Investment (income) loss	(1,728)	—		(1,728)	—		(1,728)	29,762	(29,762	) (11)	(1,728)

Loss before income taxes and cumulative effect of an accounting change	(135,826)	(3,984)		(139,810)	6,888		(132,922)	(128,106)	76,624		(184,404)
Income tax provision (benefit)	(45,700)	(1,600	) (13)	(47,300)	2,800		(44,500)	8,069	(28,669	) (13)	(65,100)

Loss before cumulative effect of an accounting change	$(90,126)	$(2,384)		$(92,510)	$4,088		$(88,422)	$(136,175)	$105,293		$(119,304)

Loss per share before cumulative effect of an accounting change:
Basic	$(3.84)			$(3.94)			$(2.72)				$(3.38)

Diluted	$(3.84)			$(3.94)			$(2.72)				$(3.38)

Weighted average number of shares outstanding:
Basic	23,469	—		23,469	9,000	(4)	32,469	—	2,800	(5)	35,269

Diluted	23,469	—		23,469	9,000	(4)	32,469	—	2,800	(5)	35,269

See Notes to Condensed Pro Forma Financial Statements.

AMC ENTERTAINMENT INC.
CONDENSED PRO FORMA STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED DECEMBER 27, 2001
(IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
(UNAUDITED)

									PRO FORMA
	HISTORICAL	PRO FORMA						HISTORICAL
											Pro forma for the Note Offering, this Offering and the Acquisition (14)
	AMCE Actual (1)	Note Offering Adjustments		Pro forma for the Note Offering	Offering Adjustments		Pro forma for the Note Offering and this Offering	GC Actual (2)	Acquisition Adjustments
Total revenues	$1,292,492	$—		$1,292,492	$—		$1,292,492	$298,443	$(4,824	) (12)	$1,586,111
Cost of operations	872,242	—		872,242	—		872,242	204,500	(2,725	) (12)	1,074,017
Rent	235,006	—		235,006	—		235,006	75,323	(19,621	) (8),(12)	290,708
General and administrative expense	35,869	—		35,869	—		35,869	1,763	—		37,632
Preopening expense	4,999	—		4,999	—		4,999	—	—		4,999
Theatre and other closure expense	12,166	—		12,166	—		12,166	—	—		12,166
Reorganization items	—	—		—	—		—	21,670	(14,489	) (12)	7,181
Depreciation and amortization	100,370	—		100,370	—		100,370	13,001	9,230	(9),(12)	122,601
Impairment of long-lived assets and restructuring	64,963	—		64,963	—		64,963	—	—		64,963
(Gain) loss on disposition of assets	(695)	—		(695)	—		(695)	(122)	82	(12)	(735)

Operating loss	(32,428)	—		(32,428)	—		(32,428)	(17,692)	22,699		(27,421)
Other (income) expense	3,754	—		3,754	—		3,754	(1)	—		3,753
Interest expense	62,630	12,140	(7)(a)	74,770	(1,839	) (7)(b)	72,931	5,374	1,580	(10)	79,885
Investment (income) loss	(2,373)	—		(2,373)	—		(2,373)	12,796	(12,796	) (11)	(2,373)

Loss before income taxes	(96,439)	(12,140)		(108,579)	1,839		(106,740)	(35,861)	33,915		(108,686)
Income tax provision (benefit)	(31,000)	(4,900	) (13)	(35,900)	800		(35,100)	—	(700	(13)	(35,800)

Net loss	$(65,439)	$(7,240)		$(72,679)	$1,039		$(71,640)	$(35,861)	$34,615		$(72,886)

Preferred Dividends	(20,587)	—		(20,587)	—		(20,587)	—	—		(20,587)

Net loss for shares of common stock	$(86,026)	$(7,240)		$(93,266)	$1,039		$(92,227)	$(35,861)	$34,615		$(93,473)

Loss per share:
Basic	$(3.67)			$(3.97)			$(2.84)				$(2.65)

Diluted	$(3.67)			$(3.97)			$(2.84)				$(2.65)

Weighted average number of shares outstanding:
Basic	23,469	—		23,469	9,000	(4)	32,469	—	2,800	(5)	35,269

Diluted	23,469	—		23,469	9,000	(4)	32,469	—	2,800	(5)	35,269

See Notes to Condensed Pro Forma Financial Statements.

AMC ENTERTAINMENT INC.

NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED)

          1)      The amounts presented hereunder for AMCE were taken from AMCE's December 27, 2001 and March 29, 2001 Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the 39 weeks ended December 27, 2001 (the "AMCE December 27, 2001 Form 10-Q") and our Annual Report on Form 10-K for the fiscal year (52 weeks) ended March 29, 2001 (the "AMCE fiscal 2001 Form 10-K"), respectively. Results for the 52 weeks ended December 27, 2001 were derived by adding our Consolidated Financial Statements for the 39 weeks ended December 27, 2001 (included in the AMCE December 27, 2001 Form 10-Q) to the Consolidated Financial Statements for the year (52 weeks) ended March 29, 2001 (included in the AMCE fiscal 2001 Form 10-K) and deducting the Consolidated Financial Statements for the 39 weeks ended December 28, 2000 (included in the AMCE December 27, 2001 Form 10-Q).

          2)      An acquired entity's income statement should be brought up to within 93 days of the acquiring person's fiscal year, if practicable, by adding subsequent interim results to the fiscal year's data and deducting the comparable preceding year interim results.

        The balance sheet amounts presented hereunder for GC Companies were taken from GC Companies' Consolidated Financial Statements as of October 31, 2001 included in GC Companies' Annual Report on Form 10-K for the fiscal year ended October 31, 2001 (the "GC Companies' October 31, 2001 Form 10-K"). The income statement amounts presented hereunder for GC Companies in the Condensed Pro Forma Statement of Operations for the 39 weeks ended December 27, 2001 were derived by deducting GC Companies' Condensed Consolidated Financial Statements for the three months ended January 31, 2001 included in GC Companies' Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001 (the "GC Companies January 31, 2001 Form 10-Q") from GC Companies' Consolidated Financial Statements for the 12 months ended October 31, 2001 included in the GC Companies' October 31, 2001 Form 10-K to arrive at a nine month period ended October 31, 2001. The income statement amounts presented hereunder for GC Companies in the Condensed Pro Forma Statement of Operations for the 52 weeks ended March 29, 2001 were derived by adding GC Companies' Condensed Consolidated Financial Statements for the three months ended January 31, 2001 included in GC Companies' January 31, 2001 Form 10-Q to the Consolidated Financial Statements for the 12 months ended October 31, 2000 included in GC Companies' Annual Report on Form 10-K for the fiscal year ended October 31, 2000 (the "GC Companies' fiscal 2000 Form 10-K")) and deducting the Condensed Consolidated Financial Statements for the three months ended January 31, 2000 included in the GC Companies' January 31, 2001 Form 10-Q to arrive at a 12 month period ended January 31, 2001. The income statement amounts presented hereunder for GC Companies in the Condensed Pro Forma Statement of Operations for the 52 weeks ended December 27, 2001 were taken from GC Companies' Consolidated Financial Statements for the 12 months ended October 31, 2001 included in GC Companies' October 31, 2001 Form 10-K.

        On October 11, 2000, GC Companies and certain of its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Due to the filing, GC Companies sustained significant reorganization and other costs. Because this unusual event entered into the determination of operating results for GC Companies for the year ended October 31, 2000, we have also presented the pro forma statement of operations for the 52 weeks ended December 27, 2001.

        The Condensed Pro Forma Balance Sheet has been prepared giving effect to the offering of our notes due 2012 (completed in January 2002), this offering and the acquisition of GC Companies; pro forma adjustments are made to the balance sheet to reflect the following:

        3)    The net proceeds of $167.2 million from the sale of $175 million of our notes due 2012 less estimated issuance costs and discount of $7.8 million and the application of a portion of those net proceeds to repay existing indebtedness under our credit facility, with the remainder of such net proceeds being invested in short term investments pending use thereof for general corporate purposes and to pursue our current business strategy, including acquisitions.

        4)    The expected net proceeds of $87.5 million from the sale of 9.0 million shares of common stock at a price of $10.50 per share (the public offering price of our common stock in this offering) less estimated offering costs of $7.0 million and the application of those net proceeds for general corporate purposes.

        5)    Payment of the estimated purchase price of $167.3 million (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments). The purchase price includes cash payments of $64.7 million, the issuance of $73.2 million in senior subordinated notes (at an assumed interest rate of 9.5% per annum) and the issuance of 2.8 million shares of our common stock at $10.50 per share with a fair value of $29.4 million. We have estimated the purchase price based on payment options available to key creditors of GC Companies. While the final purchase price may range from $165 million to $180 million and may be comprised of varying forms of cash, senior subordinated notes and shares of our common stock, we believe that the estimated $167.3 million purchase price used in these Condensed Pro Forma Financial Statements represents the most likely outcome.

        However, if we were required to pay the estimated maximum purchase price of $178.5 million (net of $6.5 million from the committed sale of GC Companies' portfolio of venture capital investments), including cash payments of $38.5 million, the issuance of $110.6 million in senior subordinated notes (at an assumed interest rate of 9.5% per annum) and the issuance of 2.8 million shares of our common stock at $10.50 per share with a fair value of $29.4 million would increase pro forma interest expense by $2.7 million for the 39 weeks ended December 27, 2001, $3.6 million for the 52 weeks ended March 29, 2001 and $3.6 million for the 52 weeks ended December 27, 2001. Additionally, our total pro forma assets and liabilities would increase by $37.4 million as of December 27, 2001.

        The ultimate amount that we will pay creditors of GC Companies is not presently determinable and will depend primarily upon: (i) a final determination of allowed claims that will be made by the bankruptcy court; (ii) the form of consideration chosen by certain creditors to whom alternatives are available; (iii) the form of recovery and consideration we choose to issue to certain creditors; (iv) the amount of cash otherwise available to GC Companies at the effective date of the plan of reorganization; and (v) the length of time it takes to consummate the transaction.

        The following is a summary of the allocation of the purchase price to the assets and liabilities to be acquired from GC Companies assuming the transaction occurred as of December 27, 2001:

(in thousands)
Cash and equivalents	$9,501
Current assets	5,323
Property, net	151,900
Intangible assets	23,400
Goodwill	58,938
Deferred income taxes	(8,892)
Other long-term assets	14,298
Current liabilities	(29,502)
Other long-term liabilities	(57,666)

Total estimated purchase price	$167,300

        6)    Our preliminary allocation of the purchase price to the estimated fair value of the net assets as of December 27, 2001 was based on a preliminary valuation study performed by an independent third party.

        The preliminary allocation of purchase price consisted primarily of:

            (i)  a write up of property, net of $59.8 million for assets acquired and assets that were previously leased by GC Companies pursuant to operating leases;

          (ii)  a write up of intangible assets, net of $23.4 million for favorable leases;

          (iii)  write up for unallocated purchase price of $58.9 million;

          (iv)  recognition of net deferred tax liabilities of $8.9 million;

          (v)  a write down of portfolio investments not acquired by us of $64.1 million;

          (vi)  a write down of $39.4 million of investments in international theatre affilates to reflect estimated enterprise value of zero;

        (vii)  a write up of $4.8 million of other long-term assets for an acquired software program;

        (viii)  a write down of $18.6 million of current liabilities for deferred income related to the sales of gift certificates and discounted theatre tickets where we have not assumed a legal obligation to honor these items in the future;

          (ix)  a write off of $196.4 million of liabilities subject to compromise not assumed by us;

          (x)  the write up of $57.1 million of long term liabilities for unfavorable leases; and

          (xi)  the elimination of GC Companies stockholders' deficit of $25.2 million.

        The original terms of the leases on 66 theatres with 621 screens that we anticipate assuming from GC Companies were generally not subject to modification as a result of the bankruptcy proceedings. Estimates of favorable lease assets and unfavorable lease liabilities were determined from the preliminary valuation study performed by an independent third party. These estimates were determined by discounting the difference between fair market rentals and contractual rentals over the remaining terms of the leases that we anticipate acquiring from GC Companies. The estimates of favorable lease assets and unfavorable lease liabilities relate directly to the original terms of the operating leases that we anticipate we will assume in connection with the acquisition of GC Companies. We believe that the final allocation of purchase price will not differ materially from the preliminary allocation of purchase price.

        Pro forma adjustments are made to the Condensed Pro Forma Statements of Operations to reflect the following:

        7)    (a)    An increase in interest expense and amortization of debt issue costs and discount related to the offering of our notes due 2012 of $13.5 million for the 39 weeks ended December 27, 2001, $18.1 million for the 52 weeks ended March 29, 2001, and $18.1 million for the 52 weeks ended December 27, 2001, based on an annual interest rate for the notes of 9.875%, offset by a decrease in interest expense of $2.8 million for the 39 weeks ended December 27, 2001, $14.1 million for the 52 weeks ended March 29, 2001 and $5.9 million for the 52 weeks ended December 27, 2001 related to repayments of indebtedness under the credit facility from the net proceeds of the note offering; and

                (b)    A decrease in interest expense of $.2 million for the 39 weeks ended December 27, 2001, $6.9 million for the 52 weeks ended March 29, 2001 and $1.8 million for the 52 weeks ended December 27, 2001 related to repayments of indebtedness under the credit facility from the net proceeds of the offering.

        8)    The amortization of unfavorable leases over the average remaining lease period of 8 years to reduce rent by $5.2 million for the 39 weeks ended December 27, 2001, $6.9 million for the 52 weeks ended March 29, 2001 and $6.9 million for the 52 weeks ended December 27, 2001 and the elimination of rent expense on equipment acquired by us that was leased by GC Companies which reduced cost of operations by $9.2 million for the 39 weeks ended December 27, 2001, $14.9 million for the 52 weeks ended March 29, 2001 and $12.3 million for the 52 weeks ended December 27, 2001.

        9)    The recognition of depreciation expense on equipment acquired by us with estimated remaining economic lives of twelve years that was leased by GC Companies of $4.7 million for the 39 weeks ended December 27, 2001, $6.3 million for the 52 weeks ended March 29, 2001 and $6.3 million for the 52 weeks ended December 27, 2001, the amortization of favorable leases over the average remaining lease period of 15 years of $1.2 million for the 39 weeks ended December 27, 2001, $1.6 million for the 52 weeks ended March 29, 2001 and $1.6 million for the 52 weeks ended December 27, 2001 and the amortization of capitalized software with an estimated remaining economic life of 3 years of $1.2 million for the 39 weeks ended December 27, 2001, $1.6 million for the 52 weeks ended March 29, 2001 and $1.6 million for the 52 weeks ended December 27, 2001.

        10)  Exclusion of interest expense on obligations not assumed by us of $3.8 million for the 39 weeks ended December 27, 2001, $5.3 million for the 52 weeks ended March 29, 2001 and $5.4 million for the 52 weeks ended December 27, 2001 and recognition of interest expense on the senior subordinated notes expected to be issued to GC Companies' creditors under the plan of reorganization (assuming payment of the estimated purchase price of $167.3 million) of $5.2 million for the 39 weeks ended December 27, 2001, $7.0 million for the 52 weeks ended March 29, 2001 and $7.0 million for the 52 weeks ended December 27, 2001. See Note 5 for a discussion of charges that would result if we were required to pay the estimated maximum purchase price of $178.5 million.

        11)  Exclusion of investment losses related to portfolio investments not acquired by us and equity losses in international theatre affiliates with an estimated enterprise value of zero. The investment losses were comprised primarily of asset impairments, asset writedowns, net losses on sales of investments, equity losses in unconsolidated entities and management expense.

        12)  Exclusion of revenues and expenses for theatres not acquired by us as follows:

	39 weeks December 27, 2001	52 weeks March 29, 2001	52 weeks December 27, 2001
	(in thousands)
Total revenues	$2,681	$56,019	$4,824
Cost of operations	846	45,109	2,725
Rent	—	18,886	358
Depreciation and amortization	172	817	274
(Gain) loss on disposition of assets	(82)	(77)	(82)
Reorganization items	13,944	13,835	14,489
Impairment of long-lived assets and restructuring	—	13,589	—

        13)  Represents adjustment to income taxes using the enacted state and federal tax rates of 40% expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

        14)  Does not reflect any reduction in historical costs as a result of the future termination of employment of certain employees, the closure of certain facilities, the termination or non-assumption of certain contracts and the integration of GC Companies' operating services into our operations. Pro forma Adjusted EBITDA is shown below to reflect certain benefits that may result from these estimated cost savings:

	Pro forma for the Note Offering and this Offering		Pro forma for the Note Offering, this Offering and the Acquisition of GC Companies
	52 weeks December 27, 2001	52 weeks March 29, 2001	52 weeks December 27, 2001	52 weeks March 29, 2001
	(in thousands)
Pro forma Operating Loss	$(32,428)	$(70,550)	$(27,421)	$(114,002)
Adjustments:
Gain on disposition	(695)	(664)	(735)	(670)
Impairment of long-lived assets and restructuring	64,963	68,776	64,963	93,913
Depreciation and amortization	100,370	105,260	122,601	130,588
Reorganization items	—	—	7,181	18,169
Theatre and other closure expense	12,166	24,169	12,166	24,169
Pre-opening expense	4,999	3,808	4,999	3,808
Other income (excluding $7,379 of one-time other income related to prior periods)	—	2,617	—	2,617

Subtotal	149,375	133,416	$183,754	158,592
Anticipated cost savings:
Facility closures, non-assumption of contracts and employee terminations	—	—	8,796	15,617
Integration of GC Companies operating services into AMC contracts	—	—	3,000	3,000

Pro forma Adjusted EBITDA	$149,375	$133,416	$195,550 (a)	$177,209 (a)

(a)
Pro forma Adjusted EBITDA represents earnings (loss) before cumulative effect of an accounting change plus interest, income taxes, depreciation and amortization adjusted for pre-opening expense, theatre and other closure expense, impairment of long-lived assets, (gain) loss on disposition of assets and equity in earnings of unconsolidated affiliates and excludes one time other income and expense items and reorganization costs. Pro forma Adjusted EBITDA also includes $8.8 million in cost savings and $3.0 million in operating synergies expected to be realized through the integration of GC Companies for the 52 weeks ended December 27, 2001 and $15.6 million in cost savings and $3.0 million in operating synergies expected to be realized through the integration of GC Companies for the 52 weeks ended March 29, 2001. These latter adjustments reflecting estimated cost savings and operating synergies do not qualify as pro forma adjustments under Regulation S-X promulgated under the Securities Act and constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected due to a number of factors, including without limitation, (i) an inability to consolidate facilities, (ii) an inability to reduce headcount, (iii) an inability to terminate certain contracts and (iv) an inability to successfully integrate GC Companies into our existing operations.

  We have included pro forma Adjusted EBITDA because we believe that pro forma Adjusted EBITDA provides investors with additional information for estimating our value and evaluating our ability to service debt. We believe that EBITDA is a financial measure commonly used in our industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). Pro forma Adjusted EBITDA as determined by us may not be comparable to EBITDA as reported by other companies. In addition, pro forma Adjusted EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
	(Unaudited)
Revenues:
Admissions	$670,489	$613,260
Concessions	268,461	255,133
Other theatre	31,518	21,155
Other	32,471	35,700

Total revenues	1,002,939	925,248
Expenses:
Film exhibition costs	367,106	330,877
Concession costs	33,949	38,432
Theatre operating expense	243,670	227,019
Rent	176,359	170,667
Other	34,302	32,646
General and administrative	25,359	21,989
Preopening expense	3,988	2,797
Theatre and other closure expense	1,824	13,827
Depreciation and amortization	73,870	78,760
Impairment of long-lived assets	—	3,813
(Gain) loss on disposition of assets	(1,826)	(1,795)

Total costs and expenses	958,601	919,032

Operating income	44,338	6,216
Other expense (income)	3,754	(9,996)
Interest expense:
Corporate borrowings	33,927	48,533
Capital and financing lease obligations	9,773	9,537
Investment (income) loss	(843)	(198)

Loss before income taxes and cumulative effect of an accounting change	(2,273)	(41,660)
Income tax provision	(400)	(15,100)

Loss before cumulative effect of an accounting change	(1,873)	(26,560)
Cumulative effect of an accounting change (net of income tax benefit of $10,950)	—	(15,760)

Net loss	$(1,873)	$(42,320)

Preferred dividends	20,587	—

Net loss for common shares	$(22,460)	$(42,320)

Loss per common share before cumulative effect of an accounting change:
Basic	$(.96)	$(1.13)

Diluted	$(.96)	$(1.13)

Net loss per common share:
Basic	$(.96)	$(1.80)

Diluted	$(.96)	$(1.80)

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 27, 2001	March 29, 2001
	(Unaudited)
ASSETS
Current assets:
Cash and equivalents	$48,428	$34,075
Receivables, net of allowance for doubtful accounts of $1,191 as of December 27, 2001 and $1,137 as of March 29, 2001	23,412	14,231
Other current assets	40,721	45,075

Total current assets	112,561	93,381
Property, net	770,634	757,518
Intangible assets, net	6,107	7,639
Deferred income taxes	135,891	135,491
Other long-term assets	40,515	53,235

Total assets	$1,065,708	$1,047,264

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$93,152	$100,989
Accrued expenses and other liabilities	140,478	138,193
Current maturities of capital and financing lease obligations	2,629	2,718

Total current liabilities	236,259	241,900
Corporate borrowings	486,226	694,172
Capital and financing lease obligations	55,070	53,966
Other long-term liabilities	119,951	116,271

Total liabilities	897,506	1,106,309
Commitments and contingencies:
Stockholders' equity (deficit):
Series A Convertible Preferred Stock, 66 2/3¢ par value; 257,646 shares issued and outstanding as of December 27, 2001 (aggregate liquidation preference of $261,989 as of December 27, 2001)	172	—
Common Stock, 66 2/3¢ par value; 19,688,046 shares issued as of December 27, 2001 and 19,447,598 shares issued as of March 29, 2001	13,125	12,965
Convertible Class B Stock, 66 2/3¢ par value; 3,801,545 shares issued and outstanding as of December 27, 2001 and 4,041,993 shares issued and outstanding as of March 29, 2001	2,535	2,695
Additional paid-in capital	336,899	106,713
Accumulated other comprehensive loss	(15,950)	(15,121)
Accumulated deficit	(157,920)	(156,047)

	178,861	(48,795)
Less:
Employee notes for Common Stock purchases	10,290	9,881
Common Stock in treasury, at cost, 20,500 shares as of December 27, 2001 and March 29, 2001	369	369

Total stockholders' equity (deficit)	168,202	(59,045)

Total liabilities and stockholders' equity	$1,065,708	$1,047,264

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except per share data)

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
	(Unaudited)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net loss	$(1,873)	$(42,320)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	73,870	78,760
Impairment of long-lived assets	—	3,813
Deferred income taxes	(400)	(15,100)
Gain on disposition of long-term assets	(1,826)	(1,795)
Cumulative effect of an accounting change	—	15,760
Change in assets and liabilities:
Receivables	(8,477)	(4,894)
Other current assets	1,839	4,909
Accounts payable	655	(10,549)
Accrued expenses and other liabilities	12,405	21,496
Liabilities for theatre closure	(4,977)	325
Other, net	761	3,388

Net cash provided by operating activities	71,977	53,793

Cash flows from investing activities:
Capital expenditures	(77,407)	(90,563)
Proceeds from sale/leasebacks	29,326	6
Purchase of leased furniture, fixtures and equipment	(23,739)	—
Net proceeds from reimbursable construction advances	614	6,635
Proceeds from disposition of long-term assets	3,930	29,404
Other, net	(2,984)	(9,191)

Net cash used in investing activities	(70,260)	(63,709)

Cash flows from financing activities:
Net proceeds from preferred stock issuance	230,033	—
Net repayments under revolving Credit Facility	(208,000)	(55,000)
Proceeds from financing lease obligations	881	10,012
Principal payments under capital and financing lease obligations	(2,047)	(2,165)
Change in cash overdrafts	(3,471)	4,392
Change in construction payables	(5,021)	(476)
Other, net	557	—

Net cash provided by (used in) financing activities	12,932	(43,237)

Effect of exchange rate changes on cash and equivalents	(296)	(1,071)

Net increase (decrease) in cash and equivalents	14,353	(54,224)
Cash and equivalents at beginning of period	34,075	119,305

Cash and equivalents at end of period	$48,428	$65,081

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest (net of amounts capitalized of $2,005 and $3,062)	$35,945	$55,146
Income taxes refunded	(183)	(5,786)

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 27, 2001

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        AMC Entertainment Inc. ("AMCE") is a holding company which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC"), AMC Theatres of Canada (a division of AMC Entertainment International, Inc.), AMC Entertainment International, Inc., National Cinema Network, Inc. ("NCN") and AMC Realty, Inc. (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business throughout North America and in China (Hong Kong SAR), Japan, France, Portugal, Spain and Sweden. The Company's North American theatrical exhibition business is conducted through AMC and AMC Theatres of Canada. The Company's international theatrical exhibition business is conducted through AMC Entertainment International, Inc. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly-owned subsidiary, National Cinema Network, Inc., and in miscellaneous ventures through AMC Realty, Inc.

        The accompanying unaudited consolidated financial statements have been prepared in response to the requirements of Form 10-Q and should be read in conjunction with the Company's annual report on Form 10-K for the year (52 weeks) ended March 29, 2001. In the opinion of management, these interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations. Due to the seasonal nature of the Company's business, results for the thirty-nine weeks ended December 27, 2001 are not necessarily indicative of the results to be expected for the fiscal year (52 weeks) ending March 28, 2002.

        The March 29, 2001 consolidated balance sheet data was derived from the audited balance sheet, but does not include all disclosures required by generally accepted accounting principles.

        Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation. Prior period results of operations have been revised to reflect the adoption of Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements.

NOTE 2—LOSS PER SHARE

        In April 2001, the Financial Accounting Standards Board's (the "FASB") Staff issued an announcement which was codified as EITF Topic No. D-95 Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share. Topic No. D-95 requires the inclusion of participating convertible securities in the computation of basic earnings per common share. Topic No. D-95 permits the use of either the "if-converted" or the "two-class" method: the Company has selected the "if-converted" method. The dilutive effect of the Company's Series A Convertible Preferred Stock (the "Series A Preferred") is considered in the computation of basic earnings per common share in accordance with Topic No. D-95. Under Topic No. D-95 the dilutive effect of the Series A Preferred on basic earnings per common share cannot be less than the amount that would result from the application of the "two-class" method of computing basic earnings per common share. The "two-class" method is an earnings allocation formula that determines earnings per share for the common stock and the participating Series A Preferred according to dividends declared and participating rights in the undistributed earnings as if all such earnings were distributed. If dividends are paid on the common stock in any fiscal period, the holders of Series A Preferred shares are entitled to receive dividends on an "as converted" basis, to the extent such dividends are greater than the face amount of Series A Preferred dividends otherwise payable in such fiscal period. The retroactive application of Topic No. D-95 had no effect on previously reported loss per common share.

        The following table sets forth the computation of basic and diluted loss per common share:

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
	(in thousands, except per share data)
Numerator:
Loss
before cumulative effect of an accounting change	$(1,873)	$(26,560)
Dividends on Series A Preferred	20,587	—

Loss for common shares before cumulative effect of an accounting change and assumed conversion of Series A Preferred	$(22,460)	$(26,560)

Denominator:
Average common shares outstanding	23,469	23,469
Series A Preferred	—	—

Shares for basic earnings per common share	23,469	23,469
Stock options	—	—
Stock awards	—	—

Shares for diluted earnings per common share	23,469	23,469

Loss per common share before cumulative effect of an accounting change	$(.96)	$(1.13)
Further dilution from applying the "two-class" method	—	—

Basic loss per common share before cumulative effect of an accounting change	$(.96)	$(1.13)

Diluted loss per common share before cumulative effect of an accounting change	$(.96)	$(1.13)

        The following is a reconciliation of the basic and diluted loss per common share computations on loss before the cumulative effect of an accounting change to net loss.

	Thirty-nine Weeks Ended December 28, 2000 (Per share amounts)
	Basic	Diluted
Loss for common shares before cumulative effect of an accounting change	$(1.13)	$(1.13)
Cumulative effect of an accounting change, net of income tax benefit	(.67)	(.67)

Net loss for common shares	$(1.80)	$(1.80)

        During the thirty-nine weeks ended December 27, 2001, 32,905,542 shares of Common Stock and $20,587,000 of dividends from the assumed conversion of Series A Preferred were excluded from the computation of diluted loss per common share because they were anti-dilutive.

        During the thirty-nine weeks ended December 27, 2001, incremental shares from stock awards and options to purchase common shares of 422,387 were excluded from the computation of diluted loss per common share because they were anti-dilutive. During the thirty-nine weeks ended December 28, 2000, incremental shares from options to purchase common shares of 2,227 were excluded from diluted loss per common share because they were anti-dilutive.

        The Company has two classes of common stock outstanding which do not provide for different dividend rates or other preferences, other than voting rights, between the two classes of common stock.

NOTE 3—COMPREHENSIVE INCOME

        The components of comprehensive income are as follows (in thousands):

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
Net loss	$(1,873)	$(42,320)
Foreign currency translation adjustment	(829)	(6,082)
Unrealized loss on marketable securities (net of income tax benefit of $161 and $62 in fiscal 2000, respectively)	—	(153)

Comprehensive loss	$(2,702)	$(48,555)

NOTE 4—OPERATING SEGMENTS

        Information about the Company's operations by operating segment is as follows (in thousands):

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
Revenues
North American theatrical exhibition	$898,332	$831,561
International theatrical exhibition	72,136	57,987
NCN and other	32,471	35,700

Total revenues	$1,002,939	$925,248

Adjusted EBITDA(1)
North American theatrical exhibition	$149,670	$130,024
International theatrical exhibition	(286)	(4,854)
NCN and other	(1,831)	3,054

Total segment Adjusted EBITDA	147,553	128,224
General and administrative	25,359	21,989

Total Adjusted EBITDA	$122,194	$106,235

        A reconciliation of loss before income taxes and cumulative effect of an accounting change to Adjusted EBITDA is as follows (in thousands):

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
Loss before income taxes and cumulative effect of an accounting change	$(2,273)	$(41,660)
Plus:
Interest expense	43,700	58,070
Depreciation and amortization	73,870	78,760
Impairment of long-lived assets	—	3,813
Preopening expense	3,988	2,797
Theatre and other closure expense	1,824	13,827
(Gain) loss on disposition of assets	(1,826)	(1,795)
Investment (income) loss	(843)	(198)
Other expense (income)	3,754	(7,379)

Adjusted EBITDA	$122,194	$106,235

        Information about the Company's land, buildings and improvements, leasehold improvements and furniture fixtures and equipment by operating segment is as follows (in thousands):

	As of December 27, 2001	As of December 28, 2000
Property
North American theatrical exhibition	$1,111,238	$1,050,916
International theatrical exhibition	89,914	85,252
NCN and other	14,131	14,343

Total segment property	1,215,283	1,150,511
Construction in progress	48,600	68,496
Corporate	34,870	35,267

	1,298,753	1,254,274
Less-accumulated depreciation and amortization	(528,119)	(430,123)

Property, net	$770,634	$824,151

(1)
Represents loss before cumulative effect of an accounting change plus interest, income taxes, depreciation and amortization and adjusted for preopening expense, theatre and other closure expense, impairment of long-lived assets, (gain) loss on disposition of assets and equity in earnings of unconsolidated affiliates and excludes one-time other income of $7,379 (in fiscal 2001) related to an accounting change and one-time other expense of $3,754 (in fiscal 2002) incurred in connection with the issuance of Preferred Stock. The Company included Adjusted EBITDA because it believes that Adjusted EBITDA provides investors with additional information for estimating its value and evaluating its ability to service debt. The Company believes that EBITDA is a financial measure commonly used in its industry and should not be construed as an alternative to operating income (as determined in accordance with GAAP). EBITDA as determined by the Company may not be comparable to EBITDA as reported by other companies. In addition, Adjusted EBITDA is not intended to represent cash flow (as determined in accordance with GAAP) and does not represent the measure of cash available for discretionary uses.

NOTE 5—STOCKHOLDERS' EQUITY (DEFICIT)

        On April 19, 2001, the Company issued 92,000 shares of Series A Preferred and 158,000 shares of Series B Exchangeable Preferred Stock (the "Series B Preferred" and collectively with the Series A Preferred, the "Preferred Stock") at a price of $1,000 per share. Net proceeds from the issuance were used to repay borrowings under the Credit Facility. Reference is made to Note 5, Stockholders' Equity (Deficit), of the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2001 for additional information concerning the Preferred Stock.

        On July 25, 2001, holders of Convertible Class B Stock converted 100,000 shares of Class B Stock into 100,000 shares of Common Stock. On August 20, 2001, holders of Convertible Class B Stock converted 140,448 shares of Class B Stock into 140,448 shares of Common Stock.

        On September 13, 2001, the number of authorized shares of Common Stock were increased from 45,000,000 to 200,000,000. Pursuant to the Certificate of Designations relating to the Preferred Stock, all shares of Series B Preferred were exchanged for an equal number of shares of Series A Preferred.

        Preferred Stock dividends paid in shares of Preferred Stock are recorded at their estimated fair value on the date of declaration. The Company records dividends on Series B Preferred Stock when the dividends are declared. The carrying value of Series A Preferred is accreted to its redemption price (including any accrued and unpaid dividends) over ten years (the period from initial issuance until redemption first becomes available to the holder of the security) using the interest method. During the thirteen weeks ended June 28, 2001, the Company recorded dividends of 1,242 additional shares of Series A Preferred valued at $2,398,000, during the thirteen weeks ended September 27, 2001 the Company recorded dividends of 6,404 additional shares of Series A Preferred valued at $10,399,000 and during the thirteen weeks ended December 27, 2001 the Company recorded dividends of 4,343 additional shares of Series A Preferred valued at $7,790,000.

NOTE 6—INCOME TAXES

        The difference between the expected effective annual tax rate on earnings (loss) before income taxes and cumulative effect of an accounting change and the U.S. federal income tax statutory rate is as follows:

	Thirty-nine Weeks Ended
	December 27, 2001	December 28, 2000
Federal statutory rate	35.0%	35.0%
Preferred stock issuance expense	(6.3)	—
Other non-deductible expenses	(1.5)	(0.4)
Valuation allowance	(10.4)	(0.2)
State income taxes, net of federal tax benefit	1.8	(1.9)
Other, net	(1.0)	3.7

Effective tax rate	17.6%	36.2%

        The Company determines income tax expense or benefit for interim periods by applying Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes and APB Opinion No. 28, Interim Financial Reporting, which prescribes the use of the full year's estimated effective tax rate in financial statements for interim periods. As a consequence, permanent differences which are not deductible for federal income tax purposes serve to reduce the effective federal income tax rate of (35%) benefit. At the end of the third quarter, the Company estimated its effective tax rate would be (17.6%) for the year ending March 28, 2002. The foregoing permanent difference items were expected to reduce the rate of benefit from (35%) to (17.6%).

NOTE 7—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        A rollforward of reserves for theatre and other closure and the discontinuing operation of fast food restaurants is as follows (in thousands):

Thirty-nine Weeks Ended
December 27, 2001
Beginning Balance, as of March 29, 2001	$32,092
Theatre and other closure expense	1,824
Interest charge	3,570
Other	75
Gain on disposition of assets	(1,682)
Transfer of deferred rent and capital lease obligations balances	6,237
Payments	(17,104)

Ending Balance, as of December 27, 2001	$25,012

NOTE 8—CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        The Company is the defendant in two coordinated cases now pending in California, Weaver v. AMC Entertainment Inc., (No. 310364 filed March 2000 in Superior Court of California, San Francisco County), and Geller v. AMC Entertainment Inc. (No. RCV047566 filed May 2000 in Superior Court of California, San Bernardino County). The litigation is based upon California Civil Code Section 1749.5, which provides that "on or after July 1, 1997, it is unlawful for any person or entity to sell a gift certificate to a purchaser containing an expiration date." Weaver is a purported class action on behalf of all persons in California who, on or after January 1, 1997, purchased or received an AMC Gift of Entertainment ("GOE") containing an expiration date. Geller is brought by a plaintiff who allegedly received an AMC discount ticket in California containing an expiration date and who purports to represent all California purchasers of these "gift certificates" purchased from any AMC theatre, store, location, web-site or other venue owned or controlled by AMC since January 1, 1997. Both complaints allege unfair competition and seek injunctive relief. Geller seeks restitution of all expired "gift certificates" purchased in California since January 1, 1997 and not redeemed. Weaver seeks disgorgement of all revenues and profits obtained since January 1997 from sales of "gift certificates" containing an expiration date, as well as actual and punitive damages. On May 11, 2001, following a special trial on the issue, the court ruled that the GOEs and discount tickets are "gift certificates." The Company intends to appeal this ruling and to continue defending the cases vigorously. Should the result of this litigation ultimately be adverse to the Company, it is presently unable to estimate the amount of the potential loss.

        The Company is the plaintiff in American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskel Constructors, Ltd. Et. Al. USDC W.D. Mo. Case No. 01-0378-CV-W. In this suit, the Company seeks damages, presently estimated to aggregate $20 million, from the construction manager and certain subcontractors to recover amounts, most of which the Company has spent to date, to correct defective installation of certain fireproofing materials at eight theatres. The complaint was originally brought in state court in December 2000 but was removed to federal court on or about April 6, 2001. Similar claims respecting two of the same group of theatres are pending against other subcontractors in additional cases. The Company conducted inspections in other theatres and is in the midst of a testing program to determine whether similar problems exist in other theatres, in which case the amount of damages that the Company seeks in such litigation may increase. Based on presently available information, the Company does not believe such matters will have a material adverse effect on its results of operations, financial condition or liquidity.

NOTE 9—SUBSEQUENT EVENT

        On January 16, 2002, the Company sold $175 million aggregate principal amount of 9 7/8% senior subordinated notes due 2012. Net proceeds from the issuance of the notes due 2012 (approximately $167.9 million) were used to reduce borrowings under the Credit Facility and will be used to pursue the Company's current business strategy, including acquisition of other theatres and theatre circuits, including its proposed acquisition of GC Companies, Inc. and for general corporate purposes. The notes due 2012 bear interest at the rate of 9 7/8% per annum, payable in February and August of each year. The notes due 2012 are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus in each case interest accrued to the redemption date. The notes due 2012 are unsecured and are subordinated to all the Company's existing and future senior indebtedness (as defined in the note indenture for the notes due 2012). The notes due 2012 rank equally with the Company's 9 1/2% senior subordinated notes due 2009 and its 9 1/2% senior subordinated notes due 2011.

        Generally, the covenants under the indentures relating to the notes due 2012 are substantially the same in all material respects as those under the indenture relating to the Notes due 2009 and 2011 except that:

  •
  under the indenture respecting the notes due 2012, in order to incur additional indebtedness (other than permitted indebtedness), the Company must satisfy a coverage ratio only on a pro forma basis after giving effect to such event, instead of both at the time of the event and after giving effect thereto on a pro forma basis as required under the indentures for the notes due 2009 and 2011;

  •
  the required consolidated EBITDA ratio for incurring additional indebtedness (other than permitted indebtedness) under the indentures relating to the notes due 2009 and notes due 2012 is 2.0 to 1, instead of 1.75 to 1 as required under the indenture relating to the notes due 2011;

  •
  the measurement date for determining the amount of consolidated EBITDA that the Company may consider in determining the amount of restricted payments it makes is March 19, 1997 under the indenture respecting the notes due 2009 instead of January 27, 1999, as provided under the indentures respecting the notes due 2011 and the notes due 2012, and the multiple of interest expense that must be deducted in such calculation is 2.0 under the indentures for the notes due 2009 and the notes due 2012, instead of 1.75 as provided in the indenture for the notes due 2011;

  •
  the indenture for the notes due 2009 has a general permitted indebtedness basket of $75 million, whereas the general permitted indebtedness baskets for the notes due 2011 and the notes due 2012 are $100 million;

  •
  for purposes of determining whether a change in control has occurred, members of the Apollo Group (as defined in the indenture for the notes due 2012) are permitted holders under the indenture respecting the notes due 2012 but are not permitted holders under the indentures respecting the notes due 2009 and 2011;

  •
  the indenture for the notes due 2012 includes as "events of default", violations of the covenants relating to mergers and sales of substantially all of the Company's assets and, after the date GC Companies is acquired, certain defaults by GC Companies and any of its subsidiaries that may be a significant subsidiary of the Company; and

  •
  if the notes due 2009 or 2011 attain "investment grade status" (as defined in each of the indentures), the covenants in the note indentures respecting the notes due 2009 and 2011 limiting the Company's ability to incur indebtedness, pay dividends, acquire stock or engage in transactions with affiliates will cease to apply.

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of AMC Entertainment Inc.
Kansas City, Missouri

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of AMC Entertainment Inc. and subsidiaries (the "Company") at March 29, 2001 and March 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the financial statements, the Company adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, retroactive to the beginning of fiscal year 2001 and adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-up Activities, during fiscal year 2000.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
May 21, 2001

AMC Entertainment Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	52 Weeks Ended March 29, 2001	52 Weeks Ended March 30, 2000	52 Weeks Ended April 1, 1999
	(In thousands, except per share data)
Revenues:
Admissions	$811,068	$763,083	$662,161
Concessions	334,224	329,855	307,347
Other theatre	26,052	30,013	21,766
Other	43,457	43,991	32,182

Total revenues	1,214,801	1,166,942	1,023,456
Expenses:
Film exhibition costs	432,351	417,736	358,437
Concession costs	46,455	50,726	48,687
Theatre operating expense	300,773	290,072	260,145
Rent	229,314	198,762	165,370
Other	42,610	44,619	30,899
General and administrative	32,499	47,407	52,321
Preopening expense	3,808	6,795	2,265
Theatre and other closure expense	24,169	16,661	2,801
Restructuring charge	—	12,000	—
Depreciation and amortization	105,260	95,974	89,221
Impairment of long-lived assets	68,776	5,897	4,935
Gain on disposition of assets	(664)	(944)	(2,369)

Total costs and expenses	1,285,351	1,185,705	1,012,712

Operating income (loss)	(70,550)	(18,763)	10,744
Other expense (income):
Other income	(9,996)	—	—
Interest expense:
Corporate borrowings	64,347	54,088	30,195
Capital and financing lease obligations	12,653	8,615	8,433
Investment income	(1,728)	(219)	(1,368)

Loss before income taxes and cumulative effect of accounting changes	(135,826)	(81,247)	(26,516)
Income tax provision	(45,700)	(31,900)	(10,500)

Loss before cumulative effect of accounting changes	(90,126)	(49,347)	(16,016)
Cumulative effect of accounting changes (net of income tax benefit of $10,950 and $4,095 in 2001 and 2000, respectively)	(15,760)	(5,840)	—

Net loss	$(105,886)	$(55,187)	$(16,016)

Loss per share before cumulative effect of accounting changes:
Basic	$(3.84)	$(2.10)	$(0.69)

Diluted	$(3.84)	$(2.10)	$(0.69)

Loss per share:
Basic	$(4.51)	$(2.35)	$(0.69)

Diluted	$(4.51)	$(2.35)	$(0.69)

Pro forma amounts assuming SAB No. 101 accounting change had been in effect in fiscal 2000 and 1999:
Loss before cumulative effect of accounting changes		$(51,715)	$(17,726)

Basic		(2.20)	(.76)

Diluted		(2.20)	(.76)

Net Loss		$(70,297)	$(28,839)

Basic		(3.00)	(1.23)

Diluted		(3.00)	(1.23)

See Notes to Consolidated Financial Statements

AMC Entertainment Inc.

CONSOLIDATED BALANCE SHEETS

	March 29, 2001	March 30, 2000
	(In thousands, except share data)
Assets
Current assets:
Cash and equivalents	$34,075	$119,305
Receivables, net of allowance for doubtful accounts of $1,137 as of March 29, 2001 and $3,576 as of March 30, 2000	13,498	18,468
Reimbursable construction advances	733	10,955
Other current assets	45,075	45,275

Total current assets	93,381	194,003
Property, net	757,518	822,295
Intangible assets, net	7,639	15,289
Deferred income taxes	135,491	81,955
Other long-term assets	53,235	75,263

Total assets	$1,047,264	$1,188,805

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$92,276	$99,466
Construction payables	8,713	6,897
Accrued expenses and other liabilities	138,193	114,037
Current maturities of corporate borrowings and capital and financing lease obligations	2,718	3,205

Total current liabilities	241,900	223,605
Corporate borrowings	694,172	754,105
Capital and financing lease obligations	53,966	65,301
Other long-term liabilities	116,271	87,125

Total liabilities	1,106,309	1,130,136
Commitments and contingencies:
Stockholders' equity (deficit):
Common Stock, 66 2/3¢ par value; 19,447,598 shares issued as of March 29, 2001 and March 30, 2000	12,965	12,965
Convertible Class B stock, 66 2/3¢ par value; 4,041,993 shares issued and outstanding as of March 29, 2001 and March 30, 2000	2,695	2,695
Additional paid-in capital	106,713	106,713
Accumulated other comprehensive loss	(15,121)	(3,812)
Accumulated deficit	(156,047)	(50,161)

	(48,795)	68,400
Less:
Employee notes for Common Stock purchases	9,881	9,362
Common Stock in treasury, at cost, 20,500 shares as of March 29, 2001 and March 30, 2000	369	369

Total stockholders' equity (deficit)	(59,045)	58,669

Total liabilities and stockholders' equity (deficit)	$1,047,264	$1,188,805

See Notes to Consolidated Financial Statements.

AMC Entertainment Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	52 Weeks Ended March 29, 2001	52 Weeks Ended March 30, 2000	52 Weeks Ended April 1, 1999
	(In thousands)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net loss	$(105,886)	$(55,187)	$(16,016)
Adjustments to reconcile net loss to net cash provided by operating activities:
Restructuring charge	—	5,629	—
Depreciation and amortization	105,260	95,974	89,221
Impairment of long-lived assets	68,776	5,897	4,935
Deferred income taxes	(41,909)	(28,090)	2,562
Gain on disposition of long-term assets	(664)	(944)	(2,369)
Cumulative effect of accounting changes	15,760	5,840	—
Change in assets and liabilities:
Receivables	6,047	(1,999)	(5,307)
Other current assets	(1,295)	4,839	(19,694)
Accounts payable	(14,591)	15,798	(1,736)
Accrued expenses and other liabilities	5,954	26,993	15,118
Liabilities for theatre closure	5,275	8,804	—
Other, net	731	5,473	453

Net cash provided by operating activities	43,458	89,027	67,167

Cash flows from investing activities:
Capital expenditures	(120,881)	(274,932)	(260,813)
Proceeds from sale/leasebacks	6	69,647	—
Investments in real estate	—	—	(8,935)
Change in reimbursable construction advances	7,684	13,984	36,171
Preopening expenditures	—	—	(8,049)
Proceeds from disposition of long-term assets	29,594	6,862	10,255
Other, net	(421)	(13,953)	(7,946)

Net cash used in investing activities	(84,018)	(198,392)	(239,317)

Cash flows from financing activities:
Net borrowings (repayments) under Credit Facility	(60,000)	207,000	(27,000)
Principal payments under corporate borrowings	—	(14,000)	—
Proceeds from issuance of 9 1/2% Senior Subordinated Notes due 2011	—	—	225,000
Proceeds from financing lease obligations	11,220	28,666	—
Principal payments under capital and financing lease obligations and other	(2,755)	(3,146)	(6,047)
Change in cash overdrafts	6,520	14,287	(1,516)
Change in construction payables	1,816	(17,457)	(234)
Funding of employee notes for Common Stock purchases, net	—	—	(8,579)
Deferred financing costs and other	—	(248)	(6,556)

Net cash (used in) provided by financing activities	(43,199)	215,102	175,068

Effect of exchange rate changes on cash and equivalents	(1,471)	329	440

Net increase (decrease) in cash and equivalents	(85,230)	106,066	3,358
Cash and equivalents at beginning of year	119,305	13,239	9,881

Cash and equivalents at end of year	$34,075	$119,305	$13,239

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest (net of amounts capitalized of $4,186, $7,899 and $7,040)	$85,261	$62,642	$40,928
Income taxes, net	(6,583)	(9,531)	3,267
Schedule of non-cash investing and financing activities:
Mortgage note incurred directly for investments in real estate	$—	$—	$14,000
Receivable from sale/leaseback included in reimbursable construction advances	—	2,622	—

See Notes to Consolidated Financial Statements.

AMC Entertainment Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	$1.75 Cumulative Preferred Stock				Convertible Class B Stock						Common Stock in Treasury
			Common Stock							Employee Notes for Common Stock Purchases
							Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)				Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount
	(In thousands, except share and per share data)
Balance, April 3, 1998	1,800,331	$1,200	15,376,821	$10,251	5,015,657	$3,344	$107,676	$(3,689)	$21,042	$—	20,500	$(369)	$139,455
Comprehensive Loss:
Net loss	—	—	—	—	—	—	—	—	(16,016)	—	—	—	(16,016)
Foreign currency translation adjustment	—	—	—	—	—	—	—	999	—	—	—	—	999
Comprehensive Loss													(15,017)
$1.75 Preferred Stock conversions	(1,800,331)	(1,200)	3,097,113	2,065	—	—	(963)	—	—	—	—	—	(98)
Class B Stock conversions	—	—	973,664	649	(973,664)	(649)	—	—	—	—	—	—	—
Issuance of employee notes for Common Stock purchases	—	—	—	—	—	—	—	—	—	(8,875)	—	—	(8,875)

Balance, April 1, 1999	—	—	19,447,598	12,965	4,041,993	2,695	106,713	(2,690)	5,026	(8,875)	20,500	(369)	115,465
Comprehensive Loss:
Net loss	—	—	—	—	—	—	—	—	(55,187)	—	—	—	(55,187)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,059)	—	—	—	—	(1,059)
Unrealized loss on marketable securities (net of income tax benefit of $44)	—	—	—	—	—	—	—	(63)	—	—	—	—	(63)
Comprehensive Loss													(56,309)
Accrued interest on employee notes for Common Stock purchases	—	—	—	—	—	—	—	—	—	(487)	—	—	(487)

Balance, March 30, 2000	—	—	19,447,598	12,965	4,041,993	2,695	106,713	(3,812)	(50,161)	(9,362)	20,500	(369)	58,669
Comprehensive Loss:
Net loss	—	—	—	—	—	—	—	—	(105,886)	—	—	—	(105,886)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(10,899)	—	—	—	—	(10,899)
Unrealized loss on marketable securities (net of income tax benefit of $145)	—	—	—	—	—	—	—	(209)	—	—	—	—	(209)
Additional minimum pension liability	—	—	—	—	—	—	—	(201)	—	—	—	—	(201)
Comprehensive Loss													(117,195)
Accrued interest on employee notes for Common Stock purchases	—	—	—	—	—	—	—	—	—	(519)	—	—	(519)

Balance, March 29, 2001	—	$—	19,447,598	$12,965	4,041,993	$2,695	$106,713	$(15,121)	$(156,047)	$(9,881)	20,500	$(369)	$(59,045)

See Notes to Consolidated Financial Statements

AMC Entertainment Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended March 29, 2001, March 30, 2000 and April 1, 1999

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

        AMC Entertainment Inc. ("AMCE") is a holding company which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC"), AMC Theatres of Canada (a division of AMC Entertainment International, Inc.), AMC Entertainment International, Inc., National Cinema Network, Inc. ("NCN") and AMC Realty, Inc. (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business throughout North America and in Portugal, Spain, France, Japan, Sweden, and China (Hong Kong). The Company's North American theatrical exhibition business is conducted through AMC and AMC Theatres of Canada. The Company's International theatrical exhibition business is conducted through AMC Entertainment International, Inc. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly-owned subsidiary, National Cinema Network, Inc., and in miscellaneous ventures through AMC Realty, Inc.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Principles of Consolidation:    The consolidated financial statements include the accounts of AMCE and all subsidiaries. All significant intercompany balances and transactions have been eliminated.

        Fiscal Year:    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. The 2001, 2000 and 1999 fiscal years reflect a 52 week period. Fiscal year 2002 will reflect a 52 week period.

        Revenues and Film Exhibition Costs:    Revenues are recognized when admissions and concessions sales are received at the theatres. Film exhibition costs are accrued based on the applicable box office receipts and estimates of the final settlement pursuant to the film licenses.

        Cash and Equivalents:    Cash and equivalents consist of cash on hand and temporary cash investments with original maturities of three months or less. The Company invests excess cash in deposits with major banks and in temporary cash investments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk.

        Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The amount of these checks included in accounts payable as of March 29, 2001 and March 30, 2000 was $35,157,000 and $28,637,000, respectively.

        Reimbursable Construction Advances:    Reimbursable construction advances consist of amounts due from developers to fund a portion of the construction costs of new theatres that are to be operated by the Company pursuant to lease agreements. The amounts are repaid by the developers either during construction or shortly after completion of the theatre.

        Property:    Property is recorded at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes. The estimated useful lives are as follows:

Buildings and improvements	3 to 40 years
Leasehold improvements	1 to 20 years
Furniture, fixtures and equipment	3 to 10 years

        Expenditures for additions (including interest during construction), major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer. The Company is considered the owner (for accounting purposes) of these types of projects during the construction period. As a result, the Company has recorded $29,439,000 and $31,055,000 as financing lease obligations on its Balance Sheet related to these types of projects as of March 29, 2001 and March 30, 2000, respectively.

        Intangible Assets:    Intangible assets are recorded at cost and are comprised of lease rights, amounts assigned to theatre leases assumed under favorable terms, and location premiums on acquired theatres, each of which are being amortized on a straight-line basis over the estimated remaining useful lives of the theatres. Accumulated amortization on intangible assets was $35,687,000 and $33,586,000 as of March 29, 2001 and March 30, 2000, respectively. The original useful lives of these assets ranged from 4 to 36 years and the remaining useful lives ranged from 1 to 10 years.

        Other Long-term Assets:    Other long-term assets are comprised principally of costs incurred in connection with the issuance of debt securities which are being amortized over the respective lives of the issuances and investments in real estate.

        Preopening Expense:    Preopening expense consists primarily of advertising and other start-up costs incurred prior to the operation of new theatres which are expensed as incurred. In April of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-up Activities. SOP 98-5 requires costs of start-up activities to be expensed when incurred. The Company previously capitalized such costs and amortized them over a two-year period. The Company adopted this statement in fiscal 2000, which resulted in a cumulative effect adjustment to the Company's results of operations and financial position of $5,840,000 (net of income tax benefit of $4,095,000).

        Theatre and Other Closure Expense:    Theatre and other closure expense is primarily related to payments made or expected to be made to landlords to terminate leases on certain of the Company's closed theatres, other vacant space and theatres where development has been discontinued. Theatre and other closure expense is recognized at the time the theatre closes, other space becomes vacant and development is discontinued. Expected payments to landlords are based on actual or discounted contractual amounts. During fiscal 2001, the Company recognized $24,169,000 of theatre and other closure expense primarily on 31 theatres with 203 screens, vacant restaurant space related to a terminated joint venture and the discontinued development of a theatre in North America. Accrued theatre and other closure expense is classified as current based upon management's intention to negotiate termination of the related lease obligations within one year.

        Impairment of Long-lived Assets:    Management reviews long-lived assets, including intangibles, for impairment as part of the Company's annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Management reviews internal management reports on a quarterly basis as well as monitors current and potential future competition in film markets for indicators of triggering events or circumstances that indicate impairment of individual theatre assets. Management evaluates its theatres using historical and projected data of theatre level cash flow as its primary indicator of potential impairment and considers the seasonality of its business when evaluating theatres for impairment. Because Christmas and New Years holiday results comprise a significant portion of the Company's operating cash flow, the actual results from this period which are available during the fourth quarter of each fiscal year are an integral part of the Company's impairment analysis. As a result of these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized on the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date plus the expected terminal value. The expected disposal date does not exceed the remaining lease period and is often less than the remaining lease period when management does not expect to operate the theatre to the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows plus the terminal value. There is considerable management judgement necessary to determine the future cash flows, terminal value and the expected operating period of a theatre, and accordingly, actual results could vary significantly from such estimates.

        If theatres currently have sufficient estimated future cash flows to realize the related carrying amount of theatre assets, but management believes that it is not likely the theatre will be operated to the end of its lease term, the estimated economic life of the theatre assets are revised to reflect management's best estimate of the economic life of the theatre assets for purposes of recording depreciation.

        During fiscal 2001, the Company recognized a non-cash impairment loss of $68,776,000 ($40,576,000 net of income tax benefit) on 76 theatres with 719 screens. The Company recognized an impairment loss of $35,263,000 on 5 Canadian theatres with 122 screens, $19,762,000 on 17 U.S. theatres with 202 screens including 2 theatres with 44 screens opened since 1995, $4,891,000 on one French theatre with 20 screens, $3,592,000 on 34 U.S. theatres with 222 screens that were closed during fiscal 2001, $3,476,000 on 19 U.S. theatres with 153 screens that are expected to be closed in the near future, $1,042,000 on the discontinued development of a theatre in Taiwan and $750,000 related to real estate held for sale. These impairment losses reduced property, intangible assets and other long-term assets by $63,547,000, $4,397,000 and $832,000, respectively, during fiscal 2001.

        In fiscal 2000, the Company recognized a non-cash impairment loss of $5,897,000 ($3,479,000 net of income tax benefit, or $.15 per share) on 13 theatres with 111 screens, while in fiscal 1999, the Company recognized an impairment loss of $4,935,000 ($2,912,000 net of income tax benefit, or $.13 per share) on 24 theatres with 186 screens.

        Foreign Currency Translation:    Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of accumulated other comprehensive income. Gains and losses from foreign currency transactions, except those intercompany transactions of a long-term investment nature, are included in net earnings and have not been material.

        Loss per Share:    Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted loss per share includes the effects of outstanding stock options, if dilutive.

        Stock-based Compensation:    The Company accounts for stock-based awards to employees and directors using the intrinsic value-based method.

        Income taxes:    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under SFAS 109, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The income statement effect is generally derived from changes in deferred income taxes on the balance sheet.

        New Accounting Pronouncements:    During fiscal 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities which was amended by Statement of Financial Accounting Standards No. 138 issued in June 2000. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The statement is effective for all fiscal years beginning after June 15, 2000. The statement will become effective for the Company in fiscal 2002. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 draws upon the existing accounting rules and explains those rules, by analogy, to other transactions that the existing rules do not specifically address. The Company adopted SAB 101, as required, retroactive to the beginning of fiscal year 2001.

        The Company sells gift certificates and discounted theatre tickets in exchange for cash. Gift certificates do not expire and can be redeemed at their face value for theatre tickets and concession items. Any excess between the face value of the gift certificate and the selling price of the purchased item is paid to the customer in cash at the time of redemption. Discounted tickets generally expire 18 months after the date of issuance and can be redeemed for theatre tickets and concession items only.

        The Company has historically deferred the revenue associated with sales of gift certificates and discounted theatre tickets at an anticipated redemption value after deducting estimated amounts for non-presentments. Estimated amounts for non-presentments have been recorded as revenue when the gift certificates and discounted theatre tickets are sold. When gift certificates and discounted tickets were redeemed, the Company recognized the related admission and concession revenue and reduced the related deferred liability.

        In connection with the adoption of SAB No. 101, the Company changed its revenue recognition policy related to the sales of gift certificates and discounted theatre tickets. The Company defers 100% of the revenue associated with the sales of these items (no revenue or income recognition for non-presentment) until such time as the items are redeemed or the gift certificate liabilities are extinguished and the discounted theatre tickets expire. The Company adopted SAB No. 101 in the fourth fiscal quarter of 2001 retroactive to the beginning of the fiscal year. As a result, the Company reported a cumulative effect adjustment to increase its net loss for the year ended March 29, 2001 by $15,760,000 (net of income tax benefit of $10,950,000). This amount reflects the aggregate liability for non-presentments since 1987 for gift certificates of $9,730,000 (net of income tax benefit of $6,860,000) and for discounted theatre tickets that have not expired of $6,030,000 (net of income tax benefit of $4,090,000). Previously reported net loss per share for the fourth quarter of fiscal 2000 increased by $.05 on a pro forma basis. Statements of Operations by Quarter for the current fiscal year have been revised to reflect the adoption of SAB 101. The Company recognized $6,620,000 of revenue for expiration of discounted theatre tickets and $9,996,000 of other income for the extinguishment of gift certificate liabilities during fiscal year 2001 that was included in the cumulative effect adjustment.

        Presentation:    Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation.

NOTE 2—PROPERTY

        A summary of property is as follows:

	2001	2000
	(In thousands)
Property owned:
Land	$46,257	$49,164
Buildings and improvements	225,845	207,119
Leasehold improvements	403,118	384,142
Furniture, fixtures and equipment	525,474	545,423

	1,200,694	1,185,848
Less—accumulated depreciation and amortization	450,276	376,277

	750,418	809,571
Property leased under capital leases:
Buildings and improvements	33,635	44,555
Less—accumulated amortization	26,535	31,831

	7,100	12,724

	$757,518	$822,295

        Included in property is $58,858,000 and $78,681,000 of construction in progress as of March 29, 2001 and March 30, 2000, respectively.

NOTE 3—SUPPLEMENTAL BALANCE SHEET INFORMATION

        Other assets and liabilities consist of the following:

	2001	2000
	(In thousands)
Other current assets:
Prepaid rent	$17,978	$16,498
Deferred income taxes	14,694	15,226
Income taxes receivable	3,636	6,428
Other	8,767	7,123

	$45,075	$45,275

Other long-term assets:
Investments in real estate	$12,134	$34,671
Deferred financing costs	11,123	12,443
Other	29,978	28,149

	$53,235	$75,263

        The decline in investments in real estate is due to the sale of a real estate property for $22,906,000 during fiscal 2001. The gain on disposition of this real estate property was $573,000.

	2001	2000
	(In thousands)
Accrued expenses and other liabilities:
Taxes other than income	$20,152	$22,938
Interest	6,038	11,777
Payroll and vacation	5,415	6,082
Casualty claims and premiums	4,862	6,028
Deferred income	56,127	41,104
Accrued bonus	7,781	2,799
Theatre and other closure	31,174	16,989
Other	6,644	6,320

	$138,193	$114,037

Other long-term liabilities:
Deferred rent	$44,060	$35,001
Casualty claims and premiums	16,493	15,534
Pension and post retirement obligations	15,451	14,431
Deferred income	12,542	—
Deferred gain	12,314	14,028
Advance sale leaseback proceeds	8,591	—
Food court reserve	918	1,030
Other	5,902	7,101

	$116,271	$87,125

NOTE 4—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS

        A summary of corporate borrowings and capital and financing lease obligations is as follows:

	2001	2000
	(In thousands)
$425 million Credit Facility due 2004	$270,000	$330,000
9 1/2% Senior Subordinated Notes due 2011	225,000	225,000
9 1/2% Senior Subordinated Notes due 2009	199,172	199,105
Capital and financing lease obligations, interest ranging from 7 1/4% to 20%	56,684	68,506

	750,856	822,611
Less-current maturities	2,718	3,205

	$748,138	$819,406

        The Company maintains a $425,000,000 credit facility (the "Credit Facility"), which permits borrowings at interest rates based on either the bank's base rate or LIBOR and requires an annual commitment fee based on margin ratios that could result in a rate of .375% or .500% on the unused portion of the commitment. The Credit Facility matures on April 10, 2004. The commitment thereunder will be reduced by $25,000,000 on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 and by $50,000,000 on December 31, 2003. The total commitment under the Credit Facility is $425,000,000; however, the Credit Facility contains covenants that limit the Company's ability to incur debt. As of March 29, 2001, the Company had outstanding borrowings of $270,000,000 under the Credit Facility at an average interest rate of 7.7% per annum, and approximately $150,000,000 was available for borrowing under the Credit Facility.

        Covenants under the Credit Facility impose limitations on indebtedness, creation of liens, change of control, transactions with affiliates, mergers, investments, guaranties, asset sales, dividends, business activities and pledges. In addition, the Credit Facility contains certain financial covenants. As of March 29, 2001, the Company was in compliance with all financial covenants relating to the Credit Facility.

        Costs related to the establishment of the Credit Facility were capitalized and are charged to interest expense over the life of the Credit Facility. Unamortized issuance costs of $1,788,000 as of March 29, 2001 are included in other long-term assets.

        On March 19, 1997, the Company sold $200,000,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2009 (the "Notes due 2009"). The Notes due 2009 bear interest at the rate of 9 1/2% per annum, payable in March and September. The Notes due 2009 are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2002 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 15, 2006, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Indenture), each holder of the Notes due 2009 will have the right to require the Company to repurchase such holder's Notes due 2009 at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes due 2009 are subordinated to all existing and future senior indebtedness, as defined in the Indenture, of the Company. The Notes due 2009 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2011.

        The Indenture to the Notes due 2009 contains certain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the Notes due 2009 attain "investment grade status", the covenants in the Indenture limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply. As of March 29, 2001, the Company was in compliance with all financial covenants relating to the Notes due 2009; however, as of such date, the Company is prohibited from incurring additional indebtedness other than additional borrowings under the Credit Facility and other permitted indebtedness, as defined in the Indenture, and paying cash dividends or making distributions in respect of its capital stock.

        The discount on the Notes due 2009 is being amortized to interest expense following the interest method. Costs related to the issuance of the Notes due 2009 were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $4,425,000 as of March 29, 2001 are included in other long-term assets. As of March 29, 2001 and March 30, 2000, $200 million aggregate principal amount of the Notes due 2009 was issued and outstanding.

        On January 27, 1999, the Company sold $225,000,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2011 (the "Notes due 2011"). The Notes due 2011 bear interest at the rate of 9 1/2% per annum, payable in February and August. The Notes due 2011 are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Indenture), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes due 2011 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2011 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2009.

        The Indenture to the Notes due 2011 contains certain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the Notes due 2011 attain "investment grade status", the covenants in the Indenture limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply. As of March 29, 2001, the Company was in compliance with all financial covenants relating to the Notes due 2011; however, as of such date, the Company is prohibited from incurring additional indebtedness other than additional borrowings under the Credit Facility and other permitted indebtedness, as defined in the Indenture, and paying cash dividends or making distributions in respect of its capital stock.

        Costs related to the issuance of the Notes due 2011 were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $4,910,000 as of March 29, 2001 are included in other long-term assets. As of March 29, 2001 and March 30, 2000, $225,000,000 aggregate principal amount of the Notes due 2011 was issued and outstanding.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer. EITF Issue No. 97-10 requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period. As a result, the Company has recorded $29,439,000 and $31,055,000 as financing lease obligations on its Consolidated Balance Sheets related to these types of projects as of March 29, 2001 and March 30, 2000, respectively.

        Minimum annual payments required under existing capital and financing lease obligations (net present value thereof) and maturities of corporate borrowings as of March 29, 2001, are as follows:

	Capital and Financing Lease Obligations
	Minimum Lease Payments	Less Interest	Net Present Value	Corporate Borrowings	Total
	(In thousands)
2002	$10,045	$7,327	$2,718	$—	$2,718
2003	9,787	6,886	2,901	—	2,901
2004	9,723	6,407	3,316	—	3,316
2005	9,102	5,891	3,211	270,000	273,211
2006	8,705	5,414	3,291	—	3,291
Thereafter	79,971	38,724	41,247	424,172	465,419

Total	$127,333	$70,649	$56,684	$694,172	$750,856

        The Company issues letters of credit in the normal course of its business. The outstanding amount on these letters of credit was $4,928,000 as of March 29, 2001 with maturity dates ranging from April 1, 2001 to September 1, 2001.

NOTE 5—STOCKHOLDERS' EQUITY (DEFICIT)

        The authorized Common Stock of AMCE consists of two classes of stock. Except for the election of directors, each holder of Common Stock (66 2/3¢ par value; 45,000,000 shares authorized) is entitled to one vote per share, and each holder of Class B Stock (66 2/3¢ par value; 30,000,000 shares authorized) is entitled to 10 votes per share. As of March 29, 2001, Common Stockholders voting as a class were entitled to elect two of the five members of AMCE's Board of Directors with Class B stockholders electing the remainder.

        Holders of the Company's stock have no pre-emptive or subscription rights. Holders of Common Stock have no conversion rights, but holders of Class B Stock may elect to convert at any time on a share-for-share basis into Common Stock.

        During fiscal 1999, various holders of the Company's $1.75 Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") converted 1,796,485 shares into 3,097,113 shares of Common Stock at a conversion rate of 1.724 shares of Common Stock for each share of Convertible Preferred Stock. On April 14, 1998, the Company redeemed the remaining 3,846 shares of Convertible Preferred Stock at a redemption price of $25.75 per share plus accrued and unpaid dividends.

        The Company has authorized 10,000,000 shares of Preferred Stock (66 2/3¢ par value), of which no shares were issued and outstanding as of March 29, 2001.

        On April 19, 2001, the Company issued 92,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred") and 158,000 shares of Series B Exchangeable Preferred Stock (the "Series B Preferred" and collectively with the Series A Preferred, the "Preferred Stock") at a price of $1,000 per share to the Apollo Purchasers. Net proceeds from the issuance of approximately $225,000,000 were used to repay borrowings under the Credit Facility. The Preferred Stock was created pursuant to a Certificate of Designations filed with the Delaware Secretary of State on April 19, 2001 and has preference in liquidation equal to the greater of $1,000 per share plus accrued and unpaid dividends, or the amount that would have been payable if the Preferred Stock were converted into Common Stock.

        The Series A Preferred is convertible at the option of the holder into shares of Common Stock at a conversion price of $7.15 per Common Stock share (as adjusted, the "Conversion Price") resulting in a current conversion rate of 139.86 shares of Common Stock for each share of Series A Preferred. The Series B Preferred shares will automatically be exchanged into an equal number of Series A Preferred shares upon approval by the Company's Common Stockholders of additional authorized Common Stock ("Stockholder Approval"). The Company is required to seek Stockholder Approval at every annual and special stockholder meeting until such approval is obtained.

        The Apollo Purchasers have entered into a Standstill Agreement with the Company which, for a period of five years ending April 19, 2006 (the "Standstill Period"), among other matters, restricts their ability to (i) acquire additional voting securities of the Company, (ii) propose certain extraordinary corporate transactions, (iii) seek to elect or remove members of the Company's Board of Directors not elected by the Apollo Purchasers or (iv) engage in election contests. Further, if during the Standstill Period an Apollo Purchaser wishes to convert Series A Preferred to Common Stock, it may do so only in connection with a permitted disposition under the Standstill Agreement.

        Dividends on the Series A Preferred accumulate at an annual rate of 6.75% and are payable when, as and if declared by the Company's Board of Directors. Dividends on the Series A Preferred must be paid with additional Series A Preferred shares for the first three years from April 19, 2001. Between April 20, 2004 and April 19, 2008, dividends may be paid in either additional Series A Preferred shares or cash at the Company's option, and must be paid in cash after April 19, 2008, unless prohibited by the Indentures for the Notes due 2009 and 2011, in which case such dividends are payable in additional Series A Preferred shares. Dividends on the Series B Preferred accumulate at an annual rate of 12.00% and are payable when, as and if declared by the Company's Board of Directors. Dividends on the Series B Preferred shares must be paid with additional Series B Preferred shares for the first three years from April 19, 2001. Between April 20, 2004 and April 19, 2006, dividends may be paid in either additional Series B Preferred shares or cash, at the Company's option, and must be paid in cash after April 19, 2006, unless prohibited by the Indentures for the Notes due 2009 and 2011, in which case such dividends are payable in additional Series B Preferred shares. If the Company obtains Stockholder Approval within 270 days after April 19, 2001, the Series B Preferred dividend rate, as to the then outstanding shares of Series B Preferred Stock, will be reduced retroactively to April 19, 2001 from 12.00% to 6.75%.

        The holders of Series A and B Preferred shares are also entitled to a special dividend of additional Series A or B Preferred shares if a Change of Control (as defined in the Certificate of Designations) of the Company occurs prior to April 19, 2006 equal to the dividends that they would have received through April 19, 2006 if the Change of Control had not occurred.

        If dividends are paid on the Common Stock in any fiscal period, the holders of Series A Preferred shares are entitled to receive dividends on an "as converted" basis to the extent such dividends are greater than the Series A Preferred dividends otherwise payable in such fiscal period.

        The holders of Series B Preferred shares are entitled to a special dividend of additional Series B Preferred shares upon the Company exercising its right of redemption after the Standstill Period or upon a Change of Control during the Standstill Period in an amount equal to the (i) quotient of (x) the difference between the average closing price of the Common Stock for the 20 trading days preceding such event and the Conversion Price (as defined below), divided by (y) the Conversion Price, (as defined in the Certificate of Designations) (ii) less the amount of certain other special dividends. The holders of Series B Preferred are entitled to a special dividend of additional Series B Preferred shares on April 19, 2011, in an amount equal to the quotient of (i) the difference between the average closing price of the Common Stock for the 20 trading days preceding such event and the Conversion Price, divided by (ii) the Conversion Price. Additionally, the holders of Series B Preferred are entitled to a special dividend of additional Series B Preferred shares upon the occurrence of a Change of Control in an amount equal to (i) the quotient of (x) the difference between the value per share of the consideration received by the holders of Common Stock as a result of the Change of Control and the Conversion Price divided by (y) the Conversion Price, less (ii) the amount of certain other special dividends. The holders of Series B Preferred are also entitled to a special dividend of additional Series B Preferred shares at any time after October 19, 2002, upon a sale of Series A Preferred or the Common Stock into which Series A Preferred were converted equal to the product of (i) the percentage of such shares sold in such transaction, multiplied by (ii) the quotient of (x) the difference between the sales price of the Series A Preferred or Common Stock on an "as converted" basis and the Conversion Price, divided by (y) the Conversion Price. To qualify for the special dividend, the sale must be the initial sale of the Series A Preferred to a purchaser that is not an Apollo affiliate and the seller must be a holder of both Series A Preferred and Series B Preferred shares at the time of the sale.

        The Preferred Stock may be redeemed in whole and not in part by the Company at the Company's option at any time after April 19, 2006 for cash equal to the liquidation preference, provided that the average Common Stock closing price for the 20 trading days preceding the notice of redemption exceeds 150% of the Conversion Price. The Series A Preferred must be redeemed by the Company at the option of a holder at any time after April 19, 2011 for cash or Common Stock, at the Company's option, at a price equal to the Series A Preferred liquidation preference, subject to a maximum redemption price of $130,035,684 or 18,186,809 shares of Common Stock in the event that Stockholder Approval is not obtained.

        Except as otherwise provided by law and in addition to any rights to designate directors to the Board of Directors of the Company, the Apollo Purchasers do not have any voting rights with respect to any Preferred Stock held by such Apollo Purchasers; provided, however that such Apollo Purchasers have certain rights to elect directors. The Apollo Purchasers also have certain Preferred Stock Approval Rights (as defined and set forth in the Investment Agreement). Upon transfer of Series A Preferred shares to a transferee that is not an affiliate of an Apollo Purchaser, consistent with the Standstill Agreement, the transferee holder of Series A Preferred shares is entitled to vote on an as-converted basis with the holders of Common Stock and Class B Stock on all matters except the election of directors and any matter reserved by law or the Company's Certificate of Incorporation for consideration exclusively by the holders of Common Stock or Class B Stock.

        The Series A Preferred also has the right to vote as a class on the creation, authorization or issuance of any class, series or shares of senior stock, parity stock or junior stock (if the junior stock may be redeemed at the option of the holders thereof prior to April 19, 2011) and on any adverse change to the preferences, rights and powers of the Preferred Stock. So long as the Apollo Purchasers continue to hold Preferred Stock Approval Rights, the Apollo Purchasers have the right to elect three directors to the Company's Board of Directors. Pursuant to the Investment Agreement, the Company amended its Bylaws to increase the number of directors to eight, and the Apollo Purchasers elected three directors to the Company's Board of Directors.

        If an Event of Default (as defined in the Certificate of Designations) occurs and is not cured or waived within 45 days, then the holders of the Preferred Stock have the right to elect that number of directors of the Company that, when added to those directors already elected by the holders of Preferred Stock, constitute a majority of the Board of Directors.

        During fiscal 1999, the Company and its then Co-Chairman and Chief Executive Officer, Mr. Stanley H. Durwood, together with his six children (the "Durwood Family Stockholders") completed a registered secondary offering of 3,300,000 shares of Common Stock (the "Secondary Offering") owned by the Durwood Family Stockholders. In connection with the Secondary Offering, Mr. Stanley H. Durwood converted 500,000 shares of Convertible Class B Stock to 500,000 shares of Common Stock. Additionally, pursuant to an agreement with his children, Mr. Stanley H. Durwood converted 473,664 shares of Convertible Class B Stock to Common Stock for delivery to his children. During fiscal 1999, a company affiliated with the Durwood Family Stockholders reimbursed the Company $698,000 for expenses related to the Secondary Offering. During fiscal 2001 and 2000, the largest balance owed by this affiliated company to the Company was $11,322. This balance was reimbursed to the Company on June 7, 2000.

        During fiscal 1999, the Company loaned one of its executive officers $5,625,000 to purchase 375,000 shares of Common Stock of the Company in the Secondary Offering. On September 14, 1998, the Company loaned $3,765,000 to another of its executive officers to purchase 250,000 shares of Common Stock of the Company. The 250,000 shares were purchased in the open market and unused proceeds of $811,000 were repaid to the Company leaving a remaining unpaid principal balance of $2,954,000. The loans are unsecured and are due in August and September of 2003, respectively, may be prepaid in part or full without penalty, and are represented by promissory notes which bear interest at a rate (6% per annum) at least equal to the applicable federal rate prescribed by Section 1274 (d) of the Internal Revenue Code in effect on the date of such loans, payable at maturity. Accrued interest on the loans as of March 29, 2001 was $1,302,000.

Stock-Based Compensation

        In November 1994, AMCE adopted a stock option and incentive plan (the "1994 Plan"). This plan, which expired in 1999 except as to outstanding awards, provided for three basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of stock awards, which may be either performance or restricted stock awards, and (iii) performance unit awards.

The maximum number of shares of Common Stock which may have been awarded or granted under the plan was 1,000,000 shares. The 1994 Plan provided that the option exercise price for stock options may not have been less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1994 Plan during fiscal 2000 vest 50% at issuance and 50% one year from issuance; options issued under the 1994 Plan during fiscal 1999 vested immediately; and all other options issued under the 1994 Plan vested two years from the date of issuance.

        In December 1999, AMCE adopted a stock option and incentive plan for Outside Directors (the "1999 Outside Directors Plan"). This plan provided for a one-time grant to outside directors of non-qualified stock options and permits directors to receive up to all of their annual cash retainer in options in lieu of cash. The number of shares of Common Stock which may be sold or granted under the plan may not exceed 200,000 shares. The 1999 Outside Directors Plan provides that the option exercise price for stock options be equal to the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1999 Outside Directors Plan during fiscal 2001 and 2000 vest one year from the date of issuance.

        In December 1999, AMCE adopted a stock option and incentive plan (the "1999 Plan"). This plan provides for three basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of stock awards, which may be either performance or restricted stock awards, and (iii) performance unit awards. The number of shares of Common Stock which may be sold or granted under the plan may not exceed 2,100,000 shares. The 1999 Plan provides that the option exercise price for stock options may not be less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. No options have been issued under the 1999 Plan as of March 29, 2001.

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation in fiscal 2001, 2000 and 1999. Had compensation expense for the Company's stock options been determined based on the fair value at the grant dates, the Company's net loss per share and net loss would have been the following:

	2001	2000	1999
	(In thousands, except per share data)
Net loss:
As reported	$(105,886)	$(55,187)	$(16,016)
Pro forma	$(106,593)	$(57,033)	$(17,877)
Net loss per common share:
As reported	$(4.51)	$(2.35)	$(.69)
Pro forma	$(4.54)	$(2.43)	$(.76)

        The following table reflects the weighted average fair value per option granted during the year, as well as the significant weighted average assumptions used in determining fair value using the Black-Scholes option-pricing model:

	2001	2000	1999
Fair value on grant date	$1.36	$7.84	$8.07
Risk-free interest rate	5.5%	6.0%	5.2%
Expected life (years)	5	5	5
Expected volatility	61.1%	46.2%	42.7%
Expected dividend yield	—	—	—

        A summary of stock option activity under all plans is as follows:

	2001		2000		1999
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	1,428,290	$15.41	894,850	$14.92	519,850	$12.69
Granted	61,330	$2.38	538,690	$16.23	375,000	$18.01
Canceled	(315,500)	$18.68	(5,250)	—	—	—
Exercised	—	—	—	—	—	—

Outstanding at end of year	1,174,120	$14.07	1,428,290	$15.41	894,850	$14.92

Exercisable at end of year	1,112,790	$14.72	1,124,600	$15.38	893,725	$14.91

Available for grant at end of year	2,169,980		2,231,310		470,750

        The following table summarizes information about stock options as of March 29, 2001:

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.38	61,330	9.7 years	$2.38	—	—
$9.25 to $12.50	444,790	3.7 years	$9.65	444,790	$9.65
$14.50 to $20.75	645,500	7.8 years	$17.80	645,500	$17.80
$22.13 to $26.38	22,500	5.1 years	$26.38	22,500	$26.38

$2.38 to $26.38	1,174,120	6.3 years	$14.07	1,112,790	$14.72

NOTE 6—LOSS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
	(In thousands, except per share data)
Numerator:
Net loss before cumulative effect of accounting changes	$(90,126)	$(49,347)	$(16,016)

Denominator:
Shares for basic and diluted earnings per share—average shares outstanding	23,469	23,469	23,378

Basic loss per share before cumulative effect of accounting changes	$(3.84)	$(2.10)	$(.69)

Diluted loss per share before cumulative effect of accounting changes	$(3.84)	$(2.10)	$(.69)

        Shares from options to purchase shares of Common Stock were excluded from the diluted earnings per share calculation because they were anti-dilutive. In 2001, 2000 and 1999, shares, from options to purchase 9,999, 63,024 and 134,485 shares of Common Stock, respectively, were excluded because they were anti-dilutive. As discussed in Note 5, the Company issued shares of Series A and Series B Preferred on April 19, 2001. The 92,000 shares of Series A Preferr ed are currently convertible into 12,867,133 shares of Common Stock and the 158,000 shares of Series B Preferred are currently contingently convertible into 22,097,902 shares of Common Stock.

NOTE 7—INCOME TAXES

        Income tax provision reflected in the Consolidated Statements of Operations for the three years ended March 29, 2001 consists of the following components:

	2001	2000	1999
	(In thousands)
Current:
Federal	$(3,685)	$(1,485)	$(11,776)
Foreign	—	—	—
State	(106)	(2,325)	(1,286)

Total current	(3,791)	(3,810)	(13,062)
Deferred:
Federal	(51,837)	(26,395)	4,149
Foreign	1,688	(2,419)	(1,589)
State	(2,710)	(3,371)	2

Total deferred	(52,859)	(32,185)	2,562

Total provision	(56,650)	(35,995)	(10,500)
Tax benefit of cumulative effect of accounting changes	10,950	4,095	—

Total provision before cumulative effect of an accounting change	$(45,700)	$(31,900)	$(10,500)

        The difference between the effective tax rate on loss before income taxes and the U.S. federal income tax statutory rate is as follows:

	2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.1	4.6	6.0
Valuation allowance	(3.9)	(.4)	—
Other, net	(.6)	.1	(1.4)

Effective tax rate	33.6%	39.3%	39.6%

        The significant components of deferred income tax assets and liabilities as of March 29, 2001 and March 30, 2000 are as follows:

	Deferred Income Tax
	Assets	Liabilities	Assets	Liabilities
	2001		2000
	(In thousands)
Property	$21,974	$—	$976	$—
Capital lease obligations	8,250	—	9,816	—
Accrued reserves and liabilities	38,378	—	24,707	—
Deferred rents	14,888	—	12,193	—
Alternative minimum tax credit carryover	8,511	—	10,853	—
Net operating loss carryforward	58,030	—	33,031	—
Other	6,368	653	6,863	928

Total	156,399	653	98,439	928
Less: Valuation allowance	5,561	—	330	—

Net	150,838	653	98,109	928
Less: Current deferred income taxes	14,694	—	15,226	—

Total noncurrent deferred income taxes	$136,144	$653	$82,883	$928

Net noncurrent deferred income taxes	$135,491		$81,955

        The Company's foreign subsidiaries have net operating loss carryforwards in Portugal, Spain and the United Kingdom aggregating $8,000,000, $417,000 of which may be carried forward indefinitely and the balance of which expires from 2003 through 2008. The Company's Federal income tax loss carryforward of $147,000,000 expires in 2020 and 2021 and will be limited to approximately $8,500,000 annually due to the sale of Preferred Stock to the Apollo Purchasers. The Company's state income tax loss carryforwards of $52,000,000, net of valuation allowance, may be used over various periods ranging from 5 to 20 years.

        Management believes it is more likely than not that the Company will realize future taxable income sufficient to utilize its deferred tax assets except as follows. As of March 29, 2001, management believed it was more likely than not that certain deferred tax assets related to state tax net operating loss carryforwards would not be realized due to uncertainties as to the timing and amounts of future taxable income. Accordingly a valuation allowance of $2,885,000 was established. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        The Company's foreign subsidiary in France has a net operating loss carryforward of $3,500,000 expiring in 2003 through 2006. The France subsidiary has other deferred tax assets totaling $1,600,000. As of March 29, 2001 management believes that it is more likely than not that the deferred tax assets of the French subsidiary will not be realized due to uncertainties as to the timing and amounts of future taxable income. Accordingly a valuation allowance of $2,676,000 was established.

NOTE 8—LEASES

        The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 13 to 25 years, with certain leases containing options to extend the leases for up to an additional 20 years. The leases provide for fixed rentals and/or rentals based on revenues with a guaranteed minimum. The majority of the leases provide that the Company will pay all, or substantially all, taxes, maintenance, insurance and certain other operating expenses. Assets held under capital lease obligations are included in property.

        During fiscal 1998, the Company sold the real estate assets associated with 13 theatres to Entertainment Properties Trust ("EPT"), a real estate investment trust, for an aggregate purchase price of $283,800,000 (the "Sale and Lease Back Transaction"). The Company leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. The Company has accounted for this transaction as a sale and leaseback in accordance with Statement of Financial Accounting Standards No. 98, Accounting for Leases. The land and building and improvements have been removed from the Consolidated Balance Sheets and a gain of $15,130,000 on the sales has been deferred and is being amortized to rent expense over the life of the leases. The Company leases four additional theatres from EPT under substantially the same terms as those included in the Sale and Lease Back Transaction. Annual rentals for these four theatres are based on an estimated fair value of $95,100,000 for the theatres.

        During fiscal 2000, the Company sold the building and improvements associated with one of its theatres to EPT for proceeds of $17,600,000 under terms similar to the above Sale and Leaseback Transaction. The Company has granted an option to EPT to acquire the land at this theatre for the cost to the Company. In addition, for a period of five years subsequent to November 1997, EPT will have a right of first refusal and first offer to purchase and lease back to the Company the real estate assets associated with any theatre and related entertainment property owned or ground-leased by the Company, exercisable upon the Company's intended disposition of such property.

        The Chairman of the Board, Chief Executive Officer and President of AMCE is also the Chairman of the Board of Trustees of EPT.

        During fiscal 2000 and 1999, the Company entered into master lease agreements for approximately $21,200,000 and $25,000,000, respectively, of equipment necessary to fixture certain theatres. The master lease agreements have a term of six years and include early termination and purchase options. The Company classifies these leases as operating leases.

        Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancelable terms in excess of one year as of March 29, 2001:

(In thousands)
2002	$206,377
2003	206,345
2004	205,690
2005	205,033
2006	200,420
Thereafter	2,033,130

Total minimum payments required	$3,056,995

        The Company has also entered into agreements to lease space for the operation of theatres not yet fully constructed. The scheduled completion of construction and theatre openings are at various dates during fiscal 2002. The future minimum rental payments required under the terms of these leases total approximately $284,000,000.

        The Company records rent expense on a straight-line basis over the term of the lease. Included in long-term liabilities as of March 29, 2001 and March 30, 2000 is $44,060,000 and $35,001,000, respectively, of deferred rent representing pro rata future minimum rental payments for leases with scheduled rent increases.

        Rent expense is summarized as follows:

	2001	2000	1999
	(In thousands)
Minimum rentals	$197,754	$176,315	$150,891
Common area expenses	19,200	17,318	14,087
Percentage rentals based on revenues	2,592	2,899	2,783
Furniture, fixtures and equipment rentals	12,407	5,109	469

	$231,953	$201,641	$168,230

NOTE 9—EMPLOYEE BENEFIT PLANS

        The Company sponsors a non-contributory defined benefit pension plan covering, after a minimum of one year of employment, all employees age 21 or older who have completed 1,000 hours of service in their first twelve months of employment or in a calendar year and who are not covered by a collective bargaining agreement.

        The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of credited service with the Company (not exceeding thirty-five) and the employee's highest five year average compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. Plan assets are invested in pooled separate accounts with an insurance company pursuant to which the plan's benefits are paid to retired and terminated employees and the beneficiaries of deceased employees.

        The Company also sponsors two non-contributory deferred compensation plans which provide certain employees additional pension benefits.

        The Company currently offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Substantially all employees may become eligible for these benefits provided that the employee must be at least 55 years of age and have 15 years of credited service at retirement. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health plan anticipates future modifications to the cost-sharing provisions to provide for retiree premium contributions of approximately 20% of total premiums, increases in deductibles and co-insurance at the medical inflation rate and coordination with Medicare. Retiree health and life insurance plans are not funded. The Company is amortizing the transition obligation on the straight-line method over a period of 20 years.

        Net periodic benefit cost for the plans consists of the following:

	Pension Benefits			Other Benefits
	2001	2000	1999	2001	2000	1999
	(In thousands)
Components of net periodic benefit cost:
Service cost	$1,346	$2,118	$1,910	$315	$257	$234
Interest cost	1,655	1,905	1,612	357	232	247
Expected return on plan assets	(1,351)	(1,257)	(1,118)	—	—	—
Recognized net actuarial (gain) loss	(387)	103	—	—	(21)	—
Amortization of unrecognized transition obligation	231	231	231	50	50	50

Net periodic benefit cost	$1,494	$3,100	$2,635	$722	$518	$531

        The following tables set forth the plans' change in benefit obligations and plan assets and the accrued liability for benefit cost included in the Consolidated Balance Sheets for the years ended March 29, 2001 and March 30, 2000:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$22,892	$29,622	$4,199	$3,105
Service cost	1,346	2,118	315	257
Interest cost	1,655	1,905	357	232
Plan participants' contributions	—	—	23	23
Actuarial (gain) loss	1,129	(9,366)	(327)	650
Benefits paid	(1,264)	(1,387)	(40)	(68)

Benefit obligation at end of year	$25,758	$22,892	$4,527	$4,199

Change in plan assets:
Fair value of plan assets at beginning of year	$15,763	$15,043	$—	$—
Actual return on plan assets	325	755	—	—
Employer contribution	1,333	1,352	17	45
Plan participants' contributions	—	—	23	23
Benefits paid	(1,264)	(1,387)	(40)	(68)

Fair value of plan assets at end of year	$16,157	$15,763	$—	$—

Accrued liability for benefit cost:
Funded status	$(9,601)	$(7,129)	$(4,527)	$(4,199)
Unrecognized net actuarial (gain) loss	(2,601)	(5,143)	(156)	221
Unrecognized prior service cost	1,292	1,523	497	497

Accrued benefit cost	$(10,910)	$(10,749)	$(4,186)	$(3,481)

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $25,758,000, $17,514,000 and $16,157,000, respectively, as of March 29, 2001; and $22,892,000, $15,920,000 and $15,763,000, respectively, as of March 30, 2000.

        The assumptions used in computing the preceding information are as follows:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
	(In thousands)
Weighted-average assumptions:
Discount rate	7.25%	7.25%	7.75%	8.00%
Expected return on plan assets	8.50%	8.50%	—	—
Rate of compensation increase	6.00%	6.00%	6.50%	6.50%

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 2001 was 11.0% for medical and 4.0% for dental. The rates were assumed to decrease gradually to 5.0% for medical and 3.0% for dental at 2014 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 29, 2001 by $979,000 and the aggregate of the service and interest cost components of postretirement expense for fiscal 2001 by $186,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement expense for fiscal 2001 by $739,000 and the aggregate service and interest cost components of postretirement expense for fiscal 2001 by $147,000.

        The Company sponsors a voluntary thrift savings plan covering the same employees eligible for the pension plan. Since inception of the savings plan, the Company has matched 50% of each eligible employee's elective contributions, limited to 3% of the employee's salary. The Company's expense under the thrift savings plan was $1,362,000, $1,373,000, and $1,319,000 for fiscal 2001, 2000 and 1999, respectively.

NOTE 10—CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        The Company is the defendant in two coordinated cases now pending in California, Weaver v. AMC Entertainment Inc., (filed March 2000 in Superior Court of California, San Francisco County), and Geller v. AMC Entertainment Inc. (filed May 2000 in Superior Court of California, San Bernardino County). The litigation is based upon California Civil Code Section 1749.5, which provides that "on or after July 1, 1997, it is unlawful for any person or entity to sell a gift certificate to a purchaser containing an expiration date." Weaver is a purported class action on behalf of all persons in California who, on or after January 1, 1997, purchased or received an AMC Gift of Entertainment ("GOE") containing an expiration date. Geller is brought by a plaintiff who allegedly received an AMC discount ticket in California containing an expiration date and who purports to represent all California purchasers of these "gift certificates" purchased from any AMC theatre, store, location, web-site or other venue owned or controlled by AMC since January 1, 1997. Both complaints allege unfair competition and seek injunctive relief. Geller seeks restitution of all expired "gift certificates" purchased in California since January 1, 1997 and not redeemed. Weaver seeks disgorgement of all revenues and profits obtained since January 1997 from sales of "gift certificates" containing an expiration date, as well as actual and punitive damages. The Company has denied any liability, answering that GOEs and discount tickets are not a "gift certificate" under the statute and that, in any event, no damages have occurred. On May 11, 2001, following a special trial on the issue, the court ruled that the GOEs and discount tickets are "gift certificates." The Company intends to appeal this ruling and to continue defending the cases vigorously. Should the result of this litigation ultimately be adverse to the Company, it is presently unable to estimate the amount of the potential loss.

NOTE 11—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        The Company has provided reserves for estimated losses from theatres which have been closed and from discontinuing the operation of fast food and other restaurants operated adjacent to certain of the Company's theatres.

        During fiscal 2001, the Company discontinued operation of 37 theatres with 250 screens. As of March 29, 2001, the Company has reserved $31,174,000 related primarily to 18 of these theatres with 130 screens and 19 theatres with 143 screens closed in prior years, vacant restaurant space related to a terminated joint venture and the discontinued development of a theatre in North America for which lease terminations have either not been consummated or paid. The Company is obligated under long-term lease commitments with remaining terms of up to 19 years. As of March 29, 2001, the base rents aggregated approximately $8,200,000 annually, and $50,900,000 over the remaining terms of the leases.

        In conjunction with the opening of certain new theatres in 1986 through 1988, the Company expanded its food services by leasing additional space adjacent to those theatres to operate specialty fast food restaurants. The Company discontinued operating the restaurants due to unprofitability, and has reserved $918,000 for which lease terminations have not been consummated. The Company continues to sub-lease or convert to other uses the space leased for these restaurants. The Company is obligated under non-cancelable long-term lease commitments with remaining terms of up to 10 years. As of March 29, 2001, the base rents aggregated approximately $559,000 annually, and $3,978,000 over the remaining terms of the leases. As of March 29, 2001, the Company had subleased approximately 53% of the space with remaining terms ranging from six months to 117 months. Non-cancelable subleases aggregated approximately $346,000 annually, and $1,665,000 over the remaining terms of the subleases.

        A rollforward of reserves for theatre and other closure and the discontinuing operation of fast food restaurants is as follows:

	2001	2000	1999
	(In thousands)
Beginning Balance	$18,019	$874	$701
Theatre and other closure expense and interest	28,393	16,661	2,801
General and administrative expense	400	680	—
Payments	(23,600)	(8,819)	(2,628)
Transfer of capital lease obligations	8,880	8,623	—

Ending Balance	$32,092	$18,019	$874

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for base rents, taxes and maintenance.

NOTE 12—RESTRUCTURING CHARGE

        On September 30, 1999, the Company recorded a restructuring charge of $12,000,000 ($7,200,000 net of income tax benefit or $.31 per share) related to the consolidation of its three U.S. divisional operations offices into its corporate headquarters and a decision to discontinue direct involvement with pre-development activities associated with certain retail/entertainment projects conducted through its wholly-owned subsidiary, Centertainment, Inc. Included in this total are severance and other employee related costs of $5,300,000, lease termination costs of $700,000 and the write-down of property of $6,000,000.

        The severance and other employee related costs result from a workforce reduction of 128 employees primarily at the Company's divisional offices and at its corporate headquarters. Lease termination costs were incurred in connection with the closure of the three divisional operations offices prior to their lease expiration dates. The write down of property was related to capitalized pre-development costs for certain retail/entertainment projects. As of March 30, 2000, $860,000 of these charges were unpaid. The Company had paid substantially all expenses related to these charges as of March 29, 2001.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value.

        The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments. The fair value of publicly held corporate borrowings was based upon quoted market prices. For other corporate borrowings, the fair value was based upon rates available to the Company from bank loan agreements or rates based upon the estimated premium over U.S. treasury notes with similar average maturities. The fair values of Employee Notes for Common Stock purchases are based upon the current applicable federal rate prescribed by Section 1274(d) of the Internal Revenue Code.

        The estimated fair values of the Company's financial instruments are as follows:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and equivalents	$34,075	$34,075	$119,305	$119,305
Employee Notes for Common Stock purchases	9,881	10,214	9,362	8,938
Financial liabilities:
Cash overdrafts	$35,157	$35,157	$28,637	$28,637
Corporate borrowings	694,172	598,604	754,105	549,410

NOTE 14—OPERATING SEGMENTS

        The Company has identified three reportable segments around differences in products and services and geographical areas. North American and International theatrical exhibition operations are identified as separate segments based on dissimilarities in international markets from North America. NCN and other is identified as a separate segment due to differences in products and services offered.

        The Company evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is net loss before cumulative effect of accounting changes plus interest, income taxes, depreciation and amortization and adjusted for restructuring charge, impairment losses, preopening expense, theatre and other closure expense, gain (loss) on disposition of assets and equity in earnings of unconsolidated affiliates ("Adjusted EBITDA"). The Company evaluates Adjusted EBITDA generated by its segments in a number of manners, of which the primary measure is a comparison of segment Adjusted EBITDA to segment property.

        The Company's segments follow the same accounting policies as discussed in Note 1 to the Consolidated Financial Statements.

        Information about the Company's operations by operating segment is as follows:

	2001	2000	1999
	(In thousands)
Revenues
North American theatrical exhibition	$1,092,504	$1,062,774	$951,457
International theatrical exhibition	78,840	60,177	39,817
NCN and other	43,457	43,991	32,182

Total revenues	$1,214,801	$1,166,942	$1,023,456

Adjusted EBITDA
North American theatrical exhibition	$179,076	$167,042	$156,302
International theatrical exhibition	(6,629)	(1,387)	2,333
NCN and other	847	(628)	1,283

Total segment Adjusted EBITDA	173,294	165,027	159,918
General and administrative	32,499	47,407	52,321

Total Adjusted EBITDA	$140,795	$117,620	$107,597

Property
North American theatrical exhibition	$1,045,447	$1,018,272	$919,185
International theatrical exhibition	86,600	75,153	51,779
NCN and other	13,888	12,812	11,081

Total segment property	1,145,935	1,106,237	982,045
Construction in progress	58,858	78,681	97,688
Corporate	29,536	45,485	39,245

Total property(1)	$1,234,329	$1,230,403	$1,118,978

Capital expenditures
North American theatrical exhibition	$52,685	$193,994	$144,835
International theatrical exhibition	12,275	22,989	30,560
NCN and other	2,410	1,733	1,884

Total segment capital expenditures	67,370	218,716	177,279
Construction in progress	42,068	44,713	79,351
Corporate	11,443	11,503	4,183

Total capital expenditures	$120,881	$274,932	$260,813

(1)
Property is comprised of land, buildings and improvements, leasehold improvements and furniture, fixtures and equipment.

        A reconciliation of loss before income taxes to Adjusted EBITDA is as follows:

	2001	2000	1999
	(In thousands)
Loss before income taxes and cumulative effect of accounting changes	$(135,826)	$(81,247)	$(26,516)
Plus:
Interest expense	77,000	62,703	38,628
Depreciation and amortization	105,260	95,974	89,221
Impairment of long-lived assets	68,776	5,897	4,935
Restructuring charge	—	12,000	—
Preopening expense	3,808	6,795	2,265
Theatre and other closure expense	24,169	16,661	2,801
Gain on disposition of assets	(664)	(944)	(2,369)
Investment income	(1,728)	(219)	(1,368)

Total Adjusted EBITDA	$140,795	$117,620	$107,597

        Information about the Company's revenues and assets by geographic area is as follows:

	2001	2000	1999
	(In thousands)
Revenues
United States	$1,110,211	$1,087,765	$980,911
Canada	25,750	19,000	2,728
Japan	42,945	31,295	25,174
China (Hong Kong)	9,996	8,723	2,098
Portugal	7,788	8,538	8,855
Spain	14,132	10,161	3,690
France	3,253	1,460	—
Sweden	726	—	—

Total revenues	$1,214,801	$1,166,942	$1,023,456

Property
United States	$1,081,382	$1,101,533	$1,028,663
Canada	59,326	42,528	30,930
Japan	32,850	32,395	15,587
China (Hong Kong)	11,104	10,993	10,353
Portugal	10,795	11,731	13,019
Spain	25,158	23,652	20,426
France	5,991	6,333	—
Taiwan	—	1,238	—
Sweden	4,773	—	—
United Kingdom	2,950	—	—

Total property	$1,234,329	$1,230,403	$1,118,978

NOTE 15—RELATED PARTY TRANSACTIONS

        As a Successor Trustee of the Durwood Voting Trust established under the 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated as of August 12, 1997 (the "Voting Trust"), with shared voting powers over shares held in the Voting Trust, Mr. Raymond F. Beagle, Jr. may be deemed to beneficially own all of the Company's Convertible Class B Stock. Mr. Beagle serves as general counsel to the Company under a retainer agreement which provides for annual payments of $360,000. The agreement provides for severance payments equal to three times the annual retainer upon termination of the agreement by the Company or a change in control approved by Common Stockholders. The agreement also provides for deferred payments from a previously established rabbi trust in a formula amount ($33,239 monthly as of March 29, 2001 which reflects a $75,000 discretionary deferred bonus which has been paid to the rabbi trust during the current fiscal year) for a period of twelve years after termination of services or a change in control. Subsequent to March 29, 2001, the Company approved a $150,000 discretionary deferred bonus which has been paid to the rabbi trust.

        Lathrop & Gage L.C., a law firm of which Mr. Raymond F. Beagle, Jr. is a member, renders legal services to the Company and its subsidiaries. During fiscal 2001, the Company paid Lathrop & Gage L.C. $3,252,000 for such services.

AMC Entertainment Inc.
STATEMENTS OF OPERATIONS BY QUARTER

									Fiscal Year
	June 29, 2000(1)	July 1, 1999	September 28, 2000(1)	September 30, 1999	December 28, 2000(1)	December 30, 1999	March 29, 2001	March 30, 2000
									2001	2000
	(In thousands, except per share amounts) (Unaudited)
Admissions	$193,541	$187,882	$220,554	$219,749	$199,165	$183,800	$197,808	$171,652	$811,068	$763,083
Concessions	80,715	83,713	91,472	95,499	82,946	78,420	79,091	72,223	334,224	329,855
Other theatre	9,827	5,089	5,151	6,849	6,177	9,627	4,897	8,448	26,052	30,013
Other	7,161	9,876	14,425	11,588	14,114	13,126	7,757	9,401	43,457	43,991

Total revenues	291,244	286,560	331,602	333,685	302,402	284,973	289,553	261,724	1,214,801	1,166,942
Film exhibition costs	104,109	109,548	119,902	121,545	106,866	98,693	101,474	87,950	432,351	417,736
Concession costs	12,217	12,691	14,138	14,898	12,077	11,406	8,023	11,731	46,455	50,726
Theatre operating expense	75,809	67,009	76,347	71,123	74,863	70,787	73,754	81,153	300,773	290,072
Rent	55,979	47,877	57,862	48,636	56,826	49,594	58,647	52,655	229,314	198,762
Other	8,825	10,695	12,392	11,794	11,429	11,606	9,964	10,524	42,610	44,619
General and administrative	6,635	13,211	7,350	12,284	8,004	12,873	10,510	9,039	32,499	47,407
Preopening expense	1,608	1,273	875	2,024	314	1,914	1,011	1,584	3,808	6,795
Theatre and other closure expense	727	9,646	11,679	2,046	1,421	2,251	10,342	2,718	24,169	16,661
Restructuring charge	—	—	—	12,000	—	—	—	—	—	12,000
Depreciation and amortization	26,378	20,657	25,917	23,029	26,465	24,620	26,500	27,668	105,260	95,974
Impairment of long-lived assets	—	—	3,813	—	—	—	64,963	5,897	68,776	5,897
(Gain) loss on disposition of assets	(1,640)	(183)	5	(144)	(160)	(635)	1,131	18	(664)	(944)

Total costs and expenses	290,647	292,424	330,280	319,235	298,105	283,109	366,319	290,937	1,285,351	1,185,705

Operating income (loss)	597	(5,864)	1,322	14,450	4,297	1,864	(76,766)	(29,213)	(70,550)	(18,763)
Other income	—	—	9,996	—	—	—	—	—	9,996	—
Interest expense	19,430	13,471	18,786	14,401	19,854	16,630	18,930	18,201	77,000	62,703
Investment income (loss)	1,100	486	(495)	(386)	(407)	(311)	1,530	430	1,728	219

Loss before income taxes and cumulative effect of accounting changes	(17,733)	(18,849)	(7,963)	(337)	(15,964)	(15,077)	(94,166)	(46,984)	(135,826)	(81,247)
Income tax provision	(6,600)	(7,700)	(2,500)	(135)	(6,000)	(6.165)	(30,600)	(17,900)	(45,700)	(31,900)

Loss before cumulative effect of accounting changes	(11,133)	(11,149)	(5,463)	(202)	(9,964)	(8,912)	(63,566)	(29,084)	(90,126)	(49,347)
Cumulative effect of accounting changes (net of income tax benefit of $10,950 and $4,095 in 2001 and 2000, respectively)	(15,760)	(5,840)	—	—	—	—	—	—	(15,760)	(5,840)

Net loss	$(26,893)	$(16,989)	$(5,463)	$(202)	$(9,964)	$(8,912)	$(63,566)	$(29,084)	$(105,886)	$(55,187)

Loss per share before cumulative effect of accounting changes:
Basic	$(0.47)	$(0.48)	$(0.23)	$(0.01)	$(0.42)	$(0.38)	$(2.71)	$(1.24)	$(3.84)	$(2.10)

Diluted	$(0.47)	$(0.48)	$(0.23)	$(0.01)	$(0.42)	$(0.38)	$(2.71)	$(1.24)	$(3.84)	$(2.10)

Loss per share:
Basic	$(1.15)	$(0.72)	$(0.23)	$(0.01)	$(0.42)	$(0.38)	$(2.71)	$(1.24)	$(4.51)	$(2.35)

Diluted	$(1.15)	$(0.72)	$(0.23)	$(0.01)	$(0.42)	$(0.38)	$(2.71)	$(1.24)	$(4.51)	$(2.35)

(1)
Amounts previously reported in Form 10-Q for fiscal year 2001 have been retroactively restated to reflect the adoption of SAB No. 101, see Note 1. The following schedule reconciles amounts previously reported in Form 10-Q to the revised quarterly amounts in Form 10-K.

AMC Entertainment Inc.

RECONCILIATION OF STATEMENTS OF OPERATIONS BY QUARTER AS REPORTED IN FORM 10-Q TO FORM 10-K

	Form 10-Q June 29, 2000	SAB 101 Restatement	Form 10-K June 29, 2000	Form 10-Q September 28, 2000	SAB 101 Restatement	Form 10-K September 28, 2000	Form 10-Q December 28, 2000	SAB 101 Restatement	Form 10-K December 28, 2000
	(In thousands, except per share amounts) (Unaudited)
Admissions	$193,541	$—	$193,541	$220,554	$—	$220,554	$199,165	$—	$199,165
Concessions	80,715	—	80,715	91,472	—	91,472	82,946	—	82,946
Other theatre	6,722	3,105	9,827	6,813	(1,662)	5,151	9,147	(2,970)	6,177
Other	7,161	—	7,161	14,425	—	14,425	14,114	—	14,114

Total revenues	288,139	3,105	291,244	333,264	(1,662)	331,602	305,372	(2,970)	302,402
Film exhibition costs	104,109	—	104,109	119,902	—	119,902	106,866	—	106,866
Concession costs	12,217	—	12,217	14,138	—	14,138	12,077	—	12,077
Theatre operating expense	75,809	—	75,809	76,347	—	76,347	74,863	—	74,863
Rent	55,979	—	55,979	57,862	—	57,862	56,826	—	56,826
Other	8,825	—	8,825	12,392	—	12,392	11,429	—	11,429
General and administrative	6,635	—	6,635	7,350	—	7,350	8,004	—	8,004
Preopening expense	1,608	—	1,608	875	—	875	314	—	314
Theatre and other closure expense	727	—	727	11,679	—	11,679	1,421	—	1,421
Depreciation and amortization	26,378	—	26,378	25,917	—	25,917	26,465	—	26,465
Impairment of long-lived assets	—	—	—	3,813	—	3,813	—	—	—
(Gain) loss on disposition of assets	(1,640)	—	(1,640)	5	—	5	(160)	—	(160)

Total costs and expenses	290,647	—	290,647	330,280	—	330,280	298,105	—	298,105

Operating income (loss)	(2,508)	3,105	597	2,984	(1,662)	1,322	7,267	(2,970)	4,297
Other income	—	—	—	—	9,996	9,996	—	—	—
Interest expense	19,430	—	19,430	18,786	—	18,786	19,854	—	19,854
Investment income (loss)	1,100	—	1,100	(495)	—	(495)	(407)	—	(407)

Loss before income taxes and cumulative effect of an accounting change	(20,838)	3,105	(17,733)	(16,297)	8,334	(7,963)	(12,994)	(2,970)	(15,964)
Income tax provision	(7,900)	1,300	(6,600)	(5,900)	3,400	(2,500)	(4,800)	(1,200)	(6,000)

Loss before cumulative effect of an accounting change	(12,938)	1,805	(11,133)	(10,397)	4,934	(5,463)	(8,194)	(1,770)	(9,964)
Cumulative effect of an accounting change (net of income tax benefit of $10,950)	—	(15,760)	(15,760)	—	—	—	—	—	—

Net loss	$(12,938)	$(13,955)	$(26,893)	$(10,397)	$4,934	$(5,463)	$(8,194)	$(1,770)	$(9,964)

Loss per share before cumulative effect of an accounting change:
Basic	$(0.55)	$.08	$(0.47)	$(0.44)	$.21	$(0.23)	$(0.35)	$(0.07)	$(0.42)

Diluted	$(0.55)	$.08	$(0.47)	$(0.44)	$.21	$(0.23)	$(0.35)	$(0.07)	$(0.42)

Loss per share:
Basic	$(0.55)	$(.60)	$(1.15)	$(0.44)	$.21	$(0.23)	$(0.35)	$(0.07)	$(0.42)

Diluted	$(0.55)	$(.60)	$(1.15)	$(0.44)	$.21	$(0.23)	$(0.35)	$(0.07)	$(0.42)

GC Companies, Inc.

Debtor-In-Possession

CONSOLIDATED BALANCE SHEETS

	October 31,
	2001	2000
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$9,501	$12,946
Marketable equity securities	481	5,361
Current portion of note receivable	—	2,889
Other current assets	4,842	5,014

Total current assets	14,824	26,210
Property and equipment, net	92,070	104,081
Portfolio investments	64,109	68,158
Investment in international theatre affiliates	39,368	40,419
Note receivable	—	4,431
Other assets	9,498	8,040

	$219,869	$251,339

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Debtor-in-possession financing	$2,000	$7,874
Trade payables	15,788	24,553
Other current liabilities	30,299	22,493

Total current liabilities	48,087	54,920
Liabilities subject to compromise	196,400	185,283
Minority interest	566	648
Commitments and contingencies	—	—
Shareholders' equity:
Common stock—$.01 par value
Authorized—25,000 shares
Issued and outstanding—7,831	78	78
Additional paid-in capital	141,170	141,170
Accumulated other comprehensive loss	(365)	(160)
Unearned compensation	(796)	(1,190)
Accumulated deficit	(165,271)	(129,410)

Total shareholders' (deficit) equity	(25,184)	10,488

	$219,869	$251,339

See Notes to Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,
	2001	2000	1999
	(In thousands, except for per share amounts)
REVENUES
Admissions	$203,551	$237,093	$255,752
Concessions	85,606	105,056	115,093
Other	9,286	15,893	15,305

Total revenues	298,443	358,042	386,150
COSTS AND EXPENSES
Film rentals	106,126	121,811	135,062
Concessions	15,442	18,741	21,639
Theatre operations and administrative expenses	158,255	223,212	225,313
Depreciation	13,001	17,255	16,256
Gain on disposition of theatre assets	(122)	(640)	(2,117)
Impairment and restructuring	—	37,648	(2,601)
Reorganization items	21,670	28,852	—
Corporate expenses	1,763	3,834	6,256

Operating loss	(17,692)	(92,671)	(13,658)
Equity losses in theatre affiliates	(3,042)	(3,643)	(7,468)
Investment (loss) income, net	(9,754)	(19,834)	20,116
Interest expense	(5,374)	(4,311)	(2,430)
Gain (loss) on disposition of non-operating assets	1	(1,076)	(382)

Loss before income taxes	(35,861)	(121,535)	(3,822)
Income tax (provision) benefit	—	(9,341)	1,529

Loss before cumulative effect of accounting change	(35,861)	(130,876)	(2,293)
Cumulative effect of accounting change	—	(4,676)	—

Net loss	$(35,861)	$(135,552)	$(2,293)

LOSS PER SHARE
Basic
Loss before cumulative effect of accounting change	$(4.60)	$(16.89)	$(0.30)
Cumulative effect of accounting change	—	$(0.60)	$—

Net loss	$(4.60)	$(17.49)	$(0.30)

Diluted
Loss before cumulative effect of accounting change	$(4.60)	$(16.89)	$(0.30)
Cumulative effect of accounting change	—	$(0.60)	$—

Net loss	$(4.60)	$(17.49)	$(0.30)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	7,802	7,750	7,715

Diluted	7,802	7,750	7,715

See Notes to Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(35,861)	$(135,552)	$(2,293)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation	13,001	17,255	16,256
Deferred income taxes	—	8,885	7,137
Equity losses in theatre affiliates	3,042	3,643	7,468
Realized losses on marketable equity securities and portfolio investments	(164)	(3,711)	(14,047)
Unrealized (gains) losses on marketable equity securities	—	214	(14,690)
Cumulative effect of accounting change	—	4,676	—
Impairment of marketable equity securities and portfolio investments	4,372	19,119	8,273
Equity losses in portfolio investments	3,808	1,480	589
Reorganization items	21,670	26,642	—
Loss (gain) on impairment or disposition of theatre assets and restructuring	(122)	38,100	(4,336)
Vesting of restricted stock awards	394	1,646	575
Other non-cash activities	3,799	909	6,059
Changes in assets and liabilities
Liabilities for early lease terminations	—	(8,164)	(15,228)
Income tax receivable	—	8,666	3,952
Trade payables	(8,765)	12,685	1,413
Other current assets and liabilities	(6,764)	2,653	787

Net cash (used) provided by operating activities	(1,590)	(854)	1,915

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,574)	(61,450)	(20,967)
Proceeds from the disposition of theatre assets	133	2,419	6,578
Proceeds from the liquidation of short-term investments	577	—	12,989
Collection of Mexico receivable	6,410	—	—
Proceeds from the sale of portfolio investments and marketable equity securities	—	55,821	35,904
Proceeds from sale of Mexican theatre investment	—	7,500	—
Purchase of portfolio investments	—	(39,700)	(15,554)
Incremental investments in international theatre affiliates	(1,750)	(369)	(5,029)
Other investing activities	609	(901)	(2,949)

Net cash provided (used) by investing activities	4,405	(36,680)	10,972

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in revolving credit facility	—	31,600	(3,775)
(Decrease) increase in debtors-in-possession facility	(5,874)	7,874	—
Other financing activities	(386)	(100)	(485)

Net cash (used) provided by financing activities	(6,260)	39,374	(4,260)

Net change in cash and cash equivalents	(3,445)	1,840	8,627
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,946	11,106	2,479

CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,501	$12,946	$11,106

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the year:
Interest	$4,669	$2,922	$1,883
Income taxes	—	(6,459)	(5,197)
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING ACTIVITIES:
Note received in payment for sale of Mexican theatre investment	$—	$6,750	$—

See Notes to Consolidated Financial Statements.

GC Companies, Inc.
Debtor-In-Possession
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

	Common Shares	Stock Amount	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings (Deficit)	Unearned Compensation	Comprehensive Earnings (Loss)	Total
	(In thousands)
BALANCE AT NOVEMBER 1, 1998	7,710	$77	$137,049	$20,782	$8,435	—		$166,343
Comprehensive earnings (loss)
Net loss					(2,293)		$(2,293)	(2,293)
Other comprehensive earnings
Unrealized gains on securities, net of tax				10,485			10,485	10,485
Foreign currency translation adjustments				1,086			1,086	1,086

Other comprehensive earnings							11,571

Comprehensive earnings							$9,278

Exercise of stock options	10		263					263
Grant of restricted stock for future services	76	1	2,854			(2,855)		—
Amortization of restricted stock awards						575		575

BALANCE AT OCTOBER 31, 1999	7,796	78	140,166	32,353	6,142	(2,280)		176,459
Comprehensive loss
Net loss					(135,552)		$(135,552)	(135,552)
Other comprehensive loss
Unrealized loss on securities, net of tax				(31,427)			(31,427)	(31,427)
Foreign currency translation adjustments				(1,086)			(1,086)	(1,086)

Other comprehensive loss							(32,513)

Comprehensive loss							$(168,065)

Grant of restricted stock for future services	17		556			(556)
Amortization of restricted stock awards						1,646		1,646
Exercise of stock options	18		448					448

BALANCE AT OCTOBER 31, 2000	7,831	78	141,170	(160)	(129,410)	(1,190)		10,488
Comprehensive loss
Net loss					(35,861)		$(35,861)	(35,861)
Unrealized loss on securities, net of tax				(205)			(205)	(205)

Comprehensive loss							$(36,066)

Amortization of restricted stock awards						394		394

BALANCE AT OCTOBER 31, 2001	7,831	$78	$141,170	$(365)	$(165,271)	$(796)		$(25,184)

See notes to Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION

        GC Companies, Inc. ("GCC" or "the Company") operates a motion picture exhibition circuit in the United States under the name "General Cinema Theatres," through a joint venture, operates motion picture theatres in South America and also manages the Company's investments. Its investment portfolio includes United States, European and Latin American holdings.

        In order to alleviate continuing cash flow losses at a number of theatre locations and the inability to reach appropriate resolution to the leases with the landlords at these locations and to restructure the Company's financial obligations, namely the bank credit facility of $44.6 million, equipment and leasehold operating leases of $111.0 million and outstanding letters of credit of $6.7 million, on October 11, 2000 (the "Filing Date"), GC Companies, Inc. and certain of its domestic subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Chapter 11 cases"). Certain other subsidiaries of the Company, located in Georgia, Tennessee, Florida, Louisiana, and Rhode Island, filed petitions for relief under Chapter 7 of the United States Bankruptcy Code ("Chapter 7" or the "Chapter 7 cases"). The Chapter 11 cases and Chapter 7 cases are herein referred to as the "Bankruptcy Proceedings". The Company is presently operating its domestic theatre business and managing its investment assets as debtors-in-possession subject to the jurisdiction of the United States Bankruptcy Court in the State of Delaware (the "Bankruptcy Court"). The Company's subsidiary which holds the Company's interest in its South American theatre joint venture did not file a petition for reorganization because there were no significant outstanding liabilities on the books of the subsidiary other than an intercompany payable to the Company. As a result, the Company's subsidiary which holds the Company's interest in the South American theatre joint venture is not subject to the jurisdiction of the Bankruptcy Court.

2.    LIQUIDITY AND MANAGEMENT'S PLANS

        The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to maintain compliance with debt covenants under the debtor-in-possession facility (the "DIP Facility") and the confirmation by the Bankruptcy Court of a plan of reorganization filed with the Bankruptcy Court on December 21, 2001 (the "Reorganization Plan").

        As a result of the Bankruptcy Proceedings, substantially all of the Company's pre-petition indebtedness, obligations and guarantees are stayed from collection or action by creditors. No payments have been made to date with respect to pre-petition claims, with the exception of the payment of pre-petition obligations to film distributors as approved by the Bankruptcy Court, pre-petition obligations for leases assumed by the Company, as well as sales and trust fund taxes and workers' compensation claims. The Company is operating its domestic theatre business in the ordinary course and is paying all post-petition debts and liabilities on normal terms as they become due. Pre-petition claims will be funded in accordance with the Company's Reorganization Plan.

        On December 6, 2001, the Company entered into a letter of intent pursuant to which AMC Entertainment Inc. ("AMC") would acquire all of the stock of the Company in accordance with the Reorganization Plan. On January 16, 2002, the Company and AMC executed a definitive Stock Purchase Agreement. In addition, the Company entered into an interim operating agreement with

AMC relating to the conduct of the Company's business prior to the effective date of the Reorganization Plan. AMC has also entered into a support agreement with certain key creditors of the Company, namely Harcourt General, Inc., General Electric Capital Corporation and the Official Committee of Unsecured Creditors in the Chapter 11 cases of the Company and certain of its subsidiaries, wherein each of the creditor parties to the support agreement has agreed to support AMC's bid to acquire the Company if the Reorganization Plan treats their claim as described in the support agreement.

        The Reorganization Plan is subject to Bankruptcy Court approval, a vote of the Company's creditors and certain other conditions. Under the Reorganization Plan, AMC will become the owner of all of the stock of the reorganized GC Companies, Inc. and will pay the Company's creditors consideration, consisting of cash, AMC senior subordinated notes or AMC common stock, having a value between $175 million and $195 million plus assumed debt of $28.5 million based upon the estimated date of confirmation of the proposed Reorganization Plan of March 12, 2002, among other factors. The ultimate amount AMC will pay the creditors of the Company is not presently determinable and will depend, among other things, upon: (i) a final determination of allowed claims that will be made by the Bankruptcy Court; (ii) the form of consideration chosen by certain of the creditors of the Company to whom alternatives are available; (iii) the form of recovery and consideration AMC chooses to issue to specified creditors of the Company; (iv) the amount of cash otherwise available to the Company at the effective date of the Reorganization Plan; and (v) the length of time it takes to consummate the transaction. The Reorganization Plan sets forth the terms and provisions of the Company's reorganization and AMC's acquisition of all of the common stock of the Company.

        If the Reorganization Plan is confirmed by the Bankruptcy Court and implemented, all existing shares of the Company's common stock will be canceled and will no longer represent an equity interest in the Company; however, on terms and conditions set forth in the Reorganization Plan, existing holders of the Company's common stock may be provided with the opportunity to participate in a newly-formed entity which will hold assets of the Company's investment portfolio. However, if a party in interest objects to such participation, and such objection is sustained by the Bankruptcy Court, existing holders of the Company's common stock will neither receive a right to participate in the newly-formed entity, nor will they receive any consideration for their shares in the Company.

        Management's objective is to have the Reorganization Plan confirmed prior to the expiration of the DIP Facility on March 31, 2002 and believes that this timing is reasonably likely. However, there can be no assurance of a confirmation by this date. Until the Reorganization Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Company will emerge from these reorganization proceedings, and the effect of the terms and conditions of the Reorganization Plan on the Company's business cannot be determined.

3.    REORGANIZATION UNDER THE BANKRUPTCY PROCEEDINGS AND LIABILITIES
        SUBJECT TO COMPROMISE

        In the Bankruptcy Proceedings, approximately $196.4 million of liabilities as of October 31, 2001 are subject to compromise under the Reorganization Plan. Differences between liability amounts estimated by the Company and claims filed by creditors will be investigated and a final determination of the allowable claim will be made by the Bankruptcy Court. These claims may also be subject to adjustment depending on the determination of the validity and the value of the security held in respect of certain claims. The ultimate amount and settlement terms for such liabilities are subject to the Reorganization Plan and, accordingly, are not presently determinable.

        Under the Bankruptcy Code, the Company may elect to assume or reject executory pre-petition contracts, including real estate leases, subject to Bankruptcy Court approval. A principal reason for the Company's Bankruptcy Proceedings was to permit the Company to reject real estate leases that were or were expected to become burdensome due to cash losses at these locations. Section 502(b)(6) of the Bankruptcy Code provides that the amount that may be claimed by landlords with respect to rejected real estate leases is limited to the greater of (a) one year's rental obligations or (b) 15% of the total lease term obligations, not to exceed three year's rental obligations (the "Section 502(b)(6) Claim"). This limitation provides the Company with a far smaller lease termination liability than would have been incurred if these leases had been terminated without the protection of the Bankruptcy Code.

        A lease termination reserve of approximately $46.7 million was outstanding at October 31, 2001. This reserve was established for theatres that were closed by the Company and had been operated by legal entities that filed for reorganization under Chapter 11 and certain leases of the theatres operated by legal entities that filed for bankruptcy relief under Chapter 7 and whose leases were guaranteed by Harcourt General, Inc. This reserve was based upon the Company's estimates of the landlords' Section 502(b)(6) Claim for these theatre locations, based upon the assumption that these leases will be rejected. The reserve may be subject to future adjustments, as previously discussed, based on claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts or from additional leases which may be rejected in connection with the Bankruptcy Proceedings.

        The activity during the year ended October 31, 2001 in the lease terminations and restructuring reserve was as follows:

	Lease Termination Costs	Personnel Related Costs	Total Reserve
Balance at October 31, 2000	$33,435	$940	$34,375
Cash payments in 2001	—	(520)	(520)
Additional 2001 reserves	13,274	179	13,453

Balance at October 31, 2001	$46,709	$599	$47,308

        During the year ended October 31, 2001, additional lease termination reserves of $13.3 million were recorded as a result of changes in estimates for leases at theatre locations for which relief was sought under Chapter 7 of the United States Bankruptcy Code. The Company made payments of $0.5 million primarily for severance related costs.

        The Company recorded in the year ended October 31, 2001 the following expenses directly associated with the Bankruptcy Proceedings: professional fees of $8.1 million, lease termination charges of $12.8 million, the write-off of certain assets of $0.9 million and severance and retention costs for personnel of approximately $0.8 million. These charges were partially offset by an early lease termination credit of $0.4 million and interest income of $0.5 million earned by the Company on the cash accumulated and invested during the Bankruptcy Proceedings. The accrued lease termination charge recorded in 2001 was for changes in estimate for leases at theatre locations for which relief was sought under Chapter 7 of the United States Bankruptcy Code. This change in estimate was based upon the Company's estimates of potential liability to Harcourt General, Inc. for the landlords' claims under Section 502(b)(6) of the Bankruptcy Code, which Harcourt General, Inc. had guaranteed. Cash paid for professional reorganization fees for the year totaled $5.2 million.

        The Company incurred and recorded in 2000 the following expenses directly associated with the Bankruptcy Proceedings: reorganization items of $28.9 million, which included the write-off of the net book value of assets of $6.0 million of the 55 theatres closed during the fourth quarter, lease termination costs of $20.0 million, professional services related to the bankruptcy of $2.4 million, and severance of $0.5 million. The accrued lease termination costs are for those 36 of the 55 closed theatres that were operated by subsidiaries that filed for reorganization under Chapter 11 and have been closed. This provision was based upon the Company's estimates of the landlords' claims under Section 502(b)(6) of the Bankruptcy Code for these theatre locations, based upon the assumption that these leases will be rejected.

        The provisions recorded in 2001 and 2000 with respect to the Section 502(b)(6) lease liabilities noted above may be subject to future adjustments based on amendments to claims filed by the landlords and the approval by the Bankruptcy Court of the Reorganization Plan.

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." During the year ended October 31, 2001, the liabilities subject to compromise were increased by approximately $11.1 million primarily as a result of additional reserves for potential lease termination liabilities offset by the payment of pre-petition obligations outstanding on leases assumed by the Company.

        Interest due and payable, as specified under the bank credit agreement, is also stayed during the bankruptcy. Interest due contractually and not paid during the year ended October 31, 2001 totaled $4.2 million. The Company has Bankruptcy Court approval to make monthly adequate protection payments which totaled approximately $3.9 million during fiscal year 2001.

        As part of the first day orders granted by the Bankruptcy Court, the Company is permitted to continue to operate its business in the ordinary course, which includes ongoing payments to vendors, employees, and others for any post-petition obligations. In addition, the Bankruptcy Court approved payment of all of the Company's pre-petition film liability claims, and certain other pre-petition amounts were also permitted to be paid such as sales and trust fund taxes and workers' compensation claims. In addition, pre-petition obligations outstanding on leases assumed by the Company were paid during the year ended October 31, 2001.

Liabilities Subject to Compromise

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." Liabilities subject to compromise consist of the following:

	(In thousands)
	10/31/01	10/31/00
Revolving credit facility	$44,600	$44,600
Trade payables	21,407	23,074
Rent and rent related charges	10,661	14,720
Payroll compensation and related benefits	6,029	6,029
Self insurance	10,959	10,959
Deferred lease obligations	28,253	23,827
Post retirement health care benefits (see Note 16)	8,405	8,363
Lease terminations and restructure	47,308	34,375
Other	18,778	19,336

	$196,400	$185,283

        Trade payables as well as rent and rent related charges decreased in 2001 because of payments made for rent and rent related items for leases assumed by the Company during the year.

        Lease terminations and restructure increased due to theatres closed in Florida, Georgia, Louisiana, Tennessee and Rhode Island that were operated by subsidiaries that filed for bankruptcy under Chapter 7.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation

        The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies is included under either the caption "Equity losses in theatre affiliates" (for those investees engaged in theatre operations) or "Investment (loss) income, net" (for those investees engaged in non-theatre related operations) in the consolidated statements of operations. These investments are included under either the caption "Portfolio investments" or "Investments in international theatre affiliates" in the consolidated balance sheets. Investments in international theatre affiliates and other investments accounted for under the equity method are reported on a one-month lag.

        Other investments where the Company has less than a 20% interest in an investee and which do not have readily-determinable fair values because of a lack of quoted market prices, are carried at cost less impairment, if applicable. These investments are also included under the caption "Portfolio investments" in the consolidated balance sheets. Investments with readily-determinable fair values are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are included under the caption "Marketable equity securities" in the consolidated balance sheets.

        All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Reorganization Plan must be approved by the Bankruptcy Court. The approval of a final plan of reorganization could materially change the amounts recorded in the consolidated financial statements.

Cumulative Effect of Accounting Change

        In the first quarter of 2000, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up activities be expensed when incurred. The Company's practice had been to capitalize lease costs incurred prior to the openings of theatres and amortize the costs under accounting principles generally accepted in the United States of America. The adoption of this new accounting pronouncement resulted in a one-time, non-cash charge to the Company's consolidated statements of operations for the year ended October 31, 2000 of $4.7 million or $0.60 per diluted share.

Foreign Currency Translation

        The Company's South American joint venture, which is recorded using the equity method of accounting, uses the applicable local currency as the functional currency and, as such, translation adjustments are not included as part of the equity losses recorded in the consolidated statements of operations; rather, they are included as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets.

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Cash Equivalents

        Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company's policy is to invest cash with financial institutions or in instruments that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution or issuer.

Marketable Equity Securities

        Marketable equity securities are stated at fair value. Unrealized holding gains or losses on trading securities are included in the consolidated statements of operations under the caption "Investment (loss) income, net." Unrealized holding gains and losses on available-for-sale securities are excluded from the consolidated statements of operations except for any impairment, if applicable, and are included as a component of shareholders' equity under the caption "Accumulated other comprehensive loss."

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization except impaired assets, which are stated at net realizable value. Also included in property and equipment is the cost of certain internally-developed software. These costs include external direct costs of materials and services consumed as well as payroll and payroll-related costs for employees who are directly associated with such projects. No such costs were capitalized in 2001 or 2000. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts.

Stock-based Compensation

        The Company follows the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its common stock incentive plan. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed, in Note 13, the required pro-forma effect on net loss and diluted loss per share had the Company employed the fair value method.

Long-lived Assets

        On an ongoing basis, the Company evaluates the carrying value of its long-lived assets, including goodwill included in its investments accounted for under the equity method. It relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships. See Notes 5, 6 and 8 for further discussions on impairment for long-lived assets.

Income Taxes

        Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. No provision is made for United States income taxes on the undistributed earnings of its foreign joint ventures as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time.

Revenues

        Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are provided. The Company also sells gift certificates and discounted theatre tickets in exchange for cash. At the point of sale of these gift certificates and discounted tickets, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and discounted tickets at the theatre.

Film Rental Costs

        Film rental costs are recognized as a percentage of admission revenue.

Net Loss Per Share

        Basic loss per share is computed by dividing loss available to common shareholders ("the numerator") by the weighted average number of common shares outstanding ("the denominator") for the period. Such outstanding shares are adjusted for those shares that are contingently returnable. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued and restrictions on contingently returnable shares had been lifted.

	October 31,
	2001	2000	1999
	(In thousands except per share data)
Net loss	$(35,861)	$(135,552)	$(2,293)
Determination of shares:
Weighted average number of common shares outstanding	7,802	7,750	7,715
Net loss per share ("EPS"):
Basic	$(4.60)	$(17.49)	$(0.30)
Diluted	$(4.60)	$(17.49)	$(0.30)

        As a result of losses in 2001, 2000 and 1999 options to purchase 175,351, 190,125 and 44,084 shares of common stock, respectively, were not included in the computation of diluted earnings per share. In 1999, 76,131 contingently returnable shares were also not included in the computation of diluted earnings per share.

Significant Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management (i) to make estimates and assumptions that affect the recorded amounts of assets and liabilities and (ii) to provide disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. Actual results could differ from these estimates. The primary estimates underlying the Company's consolidated financial statements include the estimated useful lives of fixed assets, goodwill, impairment charges, lease termination reserves, deferred taxes, accruals for pension and post-retirement benefits, insurance, liabilities subject to compromise and other matters. Material changes in estimates are summarized in Notes 2, 3, 6 and 8. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time such estimates are made.

Recent Accounting Pronouncements

        In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by the Company on November 1, 2000. The effect of adopting this standard was not material to the Company's financial position, results of operations or cash flows.

        In July, 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 requires all business combinations to be accounted for using the purchase method effective for transactions initiated after June 30, 2001. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets as well as initiates an annual review for impairment.

        The Company will adopt SFAS No. 142 in the first quarter of fiscal year 2003. Goodwill amortization expense for each of the three fiscal years ending on October 31, 2001 approximated $0.8 million. The Company has goodwill associated with its equity method investment in the South American joint venture of approximately $4.6 million at October 31, 2001.

        In August, 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale, and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2003. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

Changes in Presentation

        Certain prior-year amounts have been reclassified to conform to the current-year presentation.

5.    MARKETABLE EQUITY SECURITIES AND PORTFOLIO INVESTMENTS

	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Investment as of October 31, 2001
Marketable Equity Securities
El Sitio, Inc. (Claxson Interactive Group Inc.)	Available-for-sale(b)	0.8%	$306	$(418)	$(191)
GrandVision SA	Available-for-sale(b)	0.1%	117	77	(41)
MotherNature.com	Available-for-sale(b)	4.5%	58	(24)	135

Total marketable equity securities			481	(365)	(97)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	37.2%	11,716	—	—
American Capital Access	Cost Method(d)(f)	15.3%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	7,760	—	—
VeloCom	Cost Method(d)	3.2%	20,700	—	—

Total portfolio investments			64,109	—	—

Total marketable equity securities and portfolio investments			$64,590	$(365)	$(97)

	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Investment as of October 31, 2000
Marketable Equity Securities
El Sitio, Inc. (Claxson Interactive Group Inc.)	Available-for-sale(b)	3.8%	$4,871	$(227)	$(227)
GrandVision SA	Available-for-sale(b)	0.1%	151	118	146
MotherNature.com	Available-for-sale(b)	4.5%	339	(159)	(159)

Total marketable equity securities			5,361	(268)	(240)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	42.1%	15,525	—	—
American Capital Access	Equity Method(c)	23.8%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	8,000	—	—
VeloCom	Cost Method(d)	3.9%	20,700	—	—

Total portfolio investments			68,158	—	—

Total marketable equity securities and portfolio investments			$73,519	$(268)	$(240)

(a)
Carrying values for public portfolio investments were determined based on the share price of the securities traded on public markets as of the last business day of the period. The carrying values of the non-public portfolio investments were determined under either the equity or cost method of accounting, less impairment, if any.
(b)
Unrealized gains or losses on securities classified as available-for-sale securities are recorded in the consolidated balance sheets net of tax within the caption "Accumulated other comprehensive loss."
(c)
This investment is in a non-public company and is accounted for on the equity method because the Company has a greater than 20% equity interest.
(d)
These investments are in non-public companies and are accounted for on the cost method.
(e)
Pre-tax unrealized holding gains and losses apply only to marketable equity securities.
(f)
The Company's ownership of this entity decreased below 20% in fiscal 2001. Beginning in fiscal 2001 the Company accounts for this investment on the cost method.

Investment Activity—Marketable Equity Securities

El Sitio, Inc. (now Claxson Interactive Group Inc.)

        During the quarter ended July 31, 2001, the Company determined that its investment in El Sitio, had become permanently impaired and recorded a pre-tax charge of $4.4 million to the consolidated statements of operations. As a result of the marketable equity security's designation as available-for-sale, previous declines in the investment's market value had been reflected in the consolidated balance sheet within the shareholders' equity section under the caption "Accumulated other comprehensive loss."

        Effective as of August 22, 2001, El Sitio's common shares had a 1-for-10 reverse share split. As a result of the reverse share split, the Company owned 145,675 shares of El Sitio. On September 7, 2001, El Sitio, Inc. announced that its shareholders approved the company's merger with Ibero-American Media Partners II, Ltd. ("IAMP") to form Claxson Interactive Group Inc. ("Claxson"), a multi-platform new media company that provides integrated branded entertainment content targeted to Spanish and Portuguese speakers around the world. On September 24, 2001, the merger was completed, and each El Sitio common share was exchanged for one new class A common share of Claxson. On the same date, Claxson Interactive Group Inc. began trading on the NASDAQ National Market under the symbol "XSON."

MotherNature.com

        During the third quarter of 2000, the Company determined that its $10 million investment in MotherNature.com, a Web-based retailer of vitamins, supplements and minerals, had become permanently impaired and recorded a pre-tax charge of $9.5 million to the consolidated statement of operations. As a result of the marketable equity security's designation as available-for-sale, previous declines in the investment's market value had been reflected in the Company's consolidated balance sheet within the shareholders' equity section under the caption "Accumulated other comprehensive loss."

        On November 30, 2000, MotherNature.com's shareholders approved a plan of complete liquidation and dissolution. MotherNature.com is proceeding with the sale of all of its assets, and thereafter intends to make distributions of liquidation proceeds to its shareholders. Because of uncertainties as to the precise net realizable value of assets and the ultimate settlement amount of liabilities, it is impossible to predict with certainty the aggregate net values that will ultimately be distributed to shareholders. However, management believes, based upon information available from MotherNature.com management, that the Company could, over time, receive proceeds from liquidation of approximately $0.7 million. An initial distribution of liquidation proceeds of $0.6 million was received by GCC in the first quarter of 2001 resulting in a pre-tax realized gain of $0.2 million.

GrandVision (SA)

        During 2000, the Company sold 139,740 shares of its investment in GrandVision, which generated net proceeds of $4.3 million and a realized pre-tax gain of $133,000. All shares of GrandVision SA ("GrandVision"), an optical and photo retailer, have been classified as "available-for-sale." Unrealized holding gains and losses on these securities in 2001 and 2000 are shown in the table above and were recorded in the consolidated balance sheets under the caption "Accumulated other comprehensive loss."

Investment Activity—Portfolio Investments Accounted
for Under the Cost Method

        On December 17, 1999, the Company invested $8.0 million in Vanguard Modular Building Systems ("Vanguard"), a leading regional provider of relocatable classrooms and other commercial modular space stations. In 2000, the Company invested $20.7 million in VeloCom, Inc. ("VeloCom"), a facilities-based voice, data and Internet provider primarily in Brazil. Because of the illiquidity of these investments and the Company's less than 20% ownership, such investments are carried at cost. In addition, the Company's investment in VeloCom is valued at an amount that is less than its carrying cost. Management believes this impairment is not permanent as VeloCom's operating entity's balance sheet was recapitalized, and the most recent projections contemplate a recovery of invested capital and, therefore, management has not recorded a charge to its consolidated statements of operations to reduce the carrying value of the investment.

        On September 24, 1997, the Company invested $30.0 million in a newly-formed financial guarantee insurance company, American Capital Access ("ACA"). During the first quarter of 2000, ACA began to actively pursue raising additional capital to maintain the long-term stability of its "A" rating. In May, 2000, existing investors contributed $15.0 million as part of this effort (GCC's portion was $5.0 million). ACA also retained an investment banking firm to help raise an additional $45.0 million, which was unsuccessful. As a result, on January 3, 2001, Standard & Poors Corporation placed ACA on "Credit Watch" with negative implications. ACA continued to pursue alternatives for new capital. However, because of the uncertainty of additional capital being raised at an attractive valuation, GCC reduced the carrying value of its investment in ACA by $9.6 million in 2000. In the first quarter of 2001, American Capital Access ("ACA") raised $45.0 million of capital from three original and two new investor groups. GCC did not participate in this offering and, as a result, the Company's ownership interest decreased from approximately 24% to 15%. Since the Company's ownership interest has fallen below 20% and GCC can no longer exercise significant influence over the operations of ACA, the investment is now accounted for under the cost method.

Investment Activity—Portfolio Investments Accounted
for Under the Equity Method

        On February 9, 1998, the Company completed an $11.0 million investment in FleetCor (formerly Fuelman), a provider of fleet management services. Through its proprietary systems and network, FleetCor provides services to commercial vehicle operators throughout the United States. In 2000, the Company invested an additional $6.0 million in FleetCor bringing its total interest to 42.1% on a fully diluted basis. In May 2001, additional equity was contributed to FleetCor and as a result, the Company's ownership decreased to 37.2% as of October 31, 2001. FleetCor's results of operations for the 12 months ended September 30, 2001 and 2000 are shown below. FleetCor finalized its audited financial statements for the year ended December 31, 2000 during the Company's second quarter. FleetCor recorded a non-recurring charge of approximately $6.1 million on its 2000 income statement, which is reflected in the net loss for the 12 months ended September 30, 2001 shown below. This charge is primarily related to networking settlements on certain licensee customer accounts and additional reserves for doubtful accounts. Because of the lag in time for the equity method reporting of FleetCor's results, GCC's portion of this charge was reflected in its second quarter of 2001 results.

        Unaudited summarized financial information of the Company's FleetCor investment for the 12-month periods ended September 30, 2001 and 2000 were as follows:

	2001	2000
	(In thousands)
Current assets	$34,895	$48,402
Non-current assets	38,801	36,181
Current liabilities	27,813	22,431
Non-current liabilities	36,277	41,960
Redeemable preferred stock	33,829	30,488
Total revenues	335,933	326,789
Loss before taxes	(12,312)	(3,388)
Net loss	(14,506)	(2,067)

Investment Activity—Summary of Results Shown in the
Consolidated Statements of Operations

        In summary, investment (loss) income, net consisted of the following:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Interest and dividend income	$—	$616	$241
Unrealized (loss) gain on marketable equity securities	—	(214)	14,690
Realized (loss) gain on marketable equity securities and portfolio investments	(133)	3,711	14,047
Equity-losses in portfolio investments	(3,808)	(1,480)	(589)
Loss on impairment of portfolio investments and marketable equity securities	(4,372)	(19,119)	(8,273)
Management and administrative costs	(1,441)	(3,348)	—

Investment (loss) income, net	$(9,754)	$(19,834)	$20,116

6.    IMPAIRMENT AND RESTRUCTURING

        The components of impairment and restructuring charges in the consolidated statements of operations were as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Impairment of assets	$—	$34,237	$3,501
Accrual of lease termination costs	—	6,874	3,588
Lease settlements less than amounts accrued	—	—	(8,491)
Changes in estimates of lease termination costs	—	(3,467)	(7,861)
Restructuring	—	4	6,662

	$—	$37,648	$(2,601)

        Impairment of assets in 2000 includes a charge of $27.3 million to write-off fixed assets of under performing theatres currently operating under Bankruptcy Proceedings and a charge of $6.9 million for the impairment of assets of the Company's domestic joint venture, due to the inability of the venture to obtain further funds for required capital expenditures.

        During the ordinary course of business, management has and will make determinations that impact the recoverability of theatre assets. As part of the Company's annual budgeting process, management has and will review the long-lived assets used in the theatre business for impairment. This analysis has and will take place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management has and will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management has and will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and, accordingly, actual results could vary significantly from such estimates.

        Continued significant industry building of new megaplexes has caused the Company to re-assess the value and utility of certain theatre locations through its internal evaluation process described above. This increase in competition in certain markets as a result of the opening of megaplexes by competitors, has tended to and is projected to draw audiences away from certain theatre locations that the Company operates.

        The accrual for lease termination costs of $6.9 million in 2000 represents a charge related to the Company's guarantee of certain third party leases. The amount of the lease termination costs accrued by the Company was determined in accordance with Section 502(b)(6) of the Bankruptcy Code, which limits a landlord's lease claim to the greater of one year's rental obligation or 15% of the total lease term obligation, not to exceed three year's rental obligations. The accrual recorded for these leases may be subject to future adjustments based on the claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine the ultimate liability, which may result from the filing of claims for any rejected contracts or from additional leases, which may be rejected in connection with Bankruptcy Proceedings. The impairment and restructuring was partially offset by a reversal of previously accrued lease termination costs of approximately $3.5 million.

        In addition, the Company recorded in 2000 a post-retirement benefit charge of $1.9 million, offset by a pension settlement gain of $1.9 million related to the 1999 special retirement program.

7.    PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following at October 31:

	2001	2000
	(In thousands)
Cost:
Land	$1,426	$1,426
Building and improvements	19,770	19,792
Leasehold improvements	83,231	83,739
Furniture and fixtures	83,636	85,697

	188,063	190,654
Less accumulated depreciation	95,993	86,573

Net property and equipment	$92,070	$104,081

8.    INVESTMENT IN INTERNATIONAL THEATRE AFFILIATES

        The Company has an equity-based investment in theatre operations in South America which is a joint venture with an unrelated third party. This joint venture is accounted for by the Company under the equity method. The net assets of this joint venture appear in the balance sheet under the caption "Investment in international theatre affiliates." The results of operations of this joint venture appear under the caption "Equity losses in theatre affiliates." (See Note 18)

        The Company purchased its interest in the South American joint venture and theatre operations in Mexico in September, 1997 for a cash purchase price of $36.3 million. The purchase price was allocated to assets acquired (primarily fixed assets) and liabilities assumed based on their fair value at the date of acquisition and in accordance with the purchase method of accounting. The excess of purchase price over net assets acquired is being amortized by the Company over a 10-year period.

        In October, 1999, the Company determined that there was a loss in value of its Mexican investment that was other than temporary. Accordingly, it recorded in "Equity losses in theatre affiliates" a charge of approximately $3.5 million.

        In May 2000, the Company sold its Mexican theatre investment for approximately $14.3 million resulting in a charge of approximately $1.6 million relating to its further loss in value. The Company received $7.5 million in cash proceeds and a $6.75 million note due in installments over two years. In May 2001, the Company received $6.4 million as payment in full on the notes receivable.

        The Company's South American joint venture, Hoyts General Cinema South America ("HGCSA"), has a $50.0 million debt financing arrangement denominated in U.S. dollars with two major financial institutions to fund its operations in Argentina, which is secured by a several guarantee of the joint venture's partners. There is currently no availability of this financing beyond $28.0 million as the remaining funds were not drawn prior to the expiration of the funding commitment on December 29, 2000. Under the several guarantee of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At October 31, 2001, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $14.0 million.

        HGCSA has debt arrangements for a total of $18.0 million in debt financings to fund its operations in Chile, which are secured by the several guarantees of the partners. The Company is liable for 50% of the outstanding borrowings. At October 31, 2001, the Company's portion of the outstanding borrowings under these facilities was approximately $9.0 million, which was comprised of $7.3 million of outstanding borrowings and $1.7 million of outstanding guarantees. In respect of these outstanding guarantees the Company invested approximately $1.3 million in a certificate of deposit, which is held as collateral for a portion of the outstanding guarantees at October 31, 2001. This certificate of deposit is included in other current assets in the consolidated balance sheets.

        Subsequent to October 31, 2001, HGCSA was in default of the Argentina and Chile debt financing agreements as the debts became due in December, 2001 and payment was not made in accordance with the agreements. Management of the Argentina and Chile companies and HGCSA are in negotiations with the financial institutions to restructure the debt financing agreements. Subject to the result of these negotiations, the guarantees may become unsecured claims of the Company and be resolved through its Bankruptcy Proceedings. In the event that the negotiations to restructure the financing agreements are unsuccessful and the financial institutions elect to demand payment, the Argentine and Chilean companies would be unable to make such payment. Therefore, the Company's investment in HGCSA, represented by the Argentine and Chilean subsidiaries, would become fully impaired. The carrying value of the investment attributable to Argentina and Chile operations is in excess of $30.0 million.

RECENT DEVELOPMENTS IN ARGENTINA

        Subsequent to October 31, 2001, the government of Argentina imposed restrictions on the withdrawal of cash balances from individuals' bank accounts and has restricted the ability of companies to pay vendors located outside Argentina. These fiscal policies, as well as continuing economic difficulties and political turmoil have resulted in public demonstrations in Argentina, which required the shutdown of several theatres for a short period of time and a decline in theatre attendance subsequent to October 31, 2001. In January, 2002, the government of Argentina announced the adoption of a currency system allowing the peso to float freely rather than pegging it to the U.S. dollar. This has resulted in a significant devaluation of the peso. As operating cash inflows and outflows of the Company's Argentine subsidiary are predominantly denominated in pesos and the debt service payments of the Argentine subsidiary are denominated in U.S. dollars, the realization of the Company's investment in Argentina is dependent upon the Argentine operation's ability to generate sufficient pesos to pay debt service and provide for a return on investment to the joint venture. Because of the recency of these events and the significant uncertainties regarding the extent and duration of the devaluation and the direction of the fiscal policies in Argentina, management cannot presently determine or reasonably estimate the impact a continued economic crisis in that country could possibly have on the joint venture's operations, cash flows and its ability to meet its debt obligations. Accordingly, while the Company's investment in Argentina is currently impaired, management has not determined that the impairment is other than temporary; therefore, no charge to operations has been recorded.

9.    OTHER CURRENT LIABILITIES

        Other current liabilities consisted of the following at October 31:

	2001	2001
	(In thousands)

Rent and related charges	$5,107	$—
Payroll and related benefits	2,944	1,234
Deferred income	18,585	17,240
Other	3,663	4,019

	$30,299	$22,493

        At October 31, 2001 and 2000, certain other current liabilities are included in liabilities subject to compromise in the consolidated balance sheets. (See Note 3).

10.  RELATED-PARTY TRANSACTIONS

        GCC was previously a 100%-owned subsidiary of Harcourt General, Inc. ("Harcourt General"). Certain shareholders also functioned as officers of both companies and had significant interests in both companies. Harcourt General was sold to Reed Elsivier in August, 2001. Neither Harcourt General nor Reed Elsivier have any officers or directors in common with the Company.

        As a result of the 1993 spin-off of GCC, certain leases were transferred from Harcourt General to GCC. Under an Amended and Restated Reimbursement and Security Agreement ("Reimbursement and Security Agreement") dated January 26, 1999, GCC agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases that were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In connection with the Harcourt General guarantee, the Company was charged a fee based on total commitments outstanding. In 2001, no fee was incurred or paid by the Company to Harcourt General as a result of the Bankruptcy Proceedings. In 2000 and 1999, the Company was charged a fee of $0.6 million and $0.7 million, respectively. In addition, GCC was required to maintain certain financial covenants under its Reimbursement and Security Agreement. Enforceability of these covenants and other limitations are stayed in connection with the Chapter 11 proceedings.

        Harcourt General provided certain management services to GCC. In 2001, Harcourt General did not provide any management services, and, therefore, no fees were charged to the Company. The fees for these services, which totaled $0.2 million and $0.5 million in each of 2000 and 1999, respectively, were based on Harcourt General's costs. The reduction in the amount paid in 2000 was a result of an agreement with Harcourt General, which provided that no charges for services of Richard A. Smith, Chairman of the Company, and Robert A. Smith, President and Chief Operating Officer of the Company, would be incurred after April, 2000. Harcourt General's Chairman and Chief Executive Officer also served as the Chairman of the Company until June 19, 2001, and one of Harcourt General's Presidents and Co-Chief Operating Officers served as President and Chief Operating Officer of GCC until October 10, 2000. The fees payable to Harcourt General were subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.

        In addition, the Company subleases office space and a theatre location from Harcourt General. The rent and rent-related expense associated with these subleases totaled $0.7 million in 2001 and $1.2 million in 2000 and 1999.

11.  DEBTOR-IN-POSSESSION FINANCING

        In connection with the Company's Chapter 11 filing, the Company entered into a Debtor-in-Possession Credit Agreement on October 13, 2000 providing initial financing of $25 million as of October 31, 2000 and as approved by the Bankruptcy Court on November 8, 2000, final financing up to $45.0 million. In September, 2001, the maturity date of the DIP Facility was extended to the earlier of the Company emerging from bankruptcy or March 31, 2002. At October 31, 2001, the Company had outstanding borrowings under the DIP Facility of $2.0 million. The interest rate on the DIP Facility is the greater of a participating bank's prime lending rate plus 2.00% or the Federal Reserve Rate plus 0.50%. The interest rate at October 31, 2001 was 7.5%. In addition, the Company is required to pay a commitment fee of 0.5% per annum on the unused portion of the DIP Facility.

        Proceeds of the DIP Facility may be utilized for expenditures as outlined in the approved DIP Facility budget. As a condition to the DIP Facility, the Company has agreed to the following restrictions, which limit capital expenditures and which prevent the Company from: (a) borrowing additional funds other than through the DIP Facility; (b) entering into any new financial leasing transactions; (c) making additional portfolio investments; (d) making any distributions from the Company; and (e) making certain sales of portfolio investments without the consent of the DIP Facility lenders. In addition, the Company must maintain minimum operating earnings, as defined.

        Given the restrictions contained in its DIP Facility, the Company (a) will not enter into any new domestic theatre lease commitments; (b) will not make any new portfolio investments; and (c) may utilize, in whole or in part, any new proceeds received from the future sale of assets to prepay the DIP Facility.

        The lenders under the DIP Facility have a "super priority" claim against the assets of the Company and its subsidiaries. The Company was in compliance with the DIP Facility covenants at October 31, 2001.

        As a result of the Chapter 11 cases, all outstanding borrowings under the Company's revolving credit agreement have been included in "Liabilities subject to compromise" at October 31, 2001 and 2000 (See Note 3). At October 31, 2001 and 2000, the Company had outstanding borrowings under its revolving credit agreement of $44.6 million, respectively. The Company was able to select a floating interest rate based on the primary bank's base interest rate for up to six months. The fixed rate interest rates are based on the Eurodollar rate plus a margin that ranges from 0.625% to 1.25% based on the level of total debt to cash flow earnings as defined in the agreement. As of October 31, 2001 and 2000, the variable interest rate on the outstanding borrowings of the revolving credit agreement was 9.0% and 10.0%, respectively. There is currently no availability under the revolving credit facility.

        At October 31, 2001 and 2000, the Company had outstanding standby letters of credit totaling $6.9 million and $6.7 million, respectively.

        Interest due and payable, as specified under the revolving credit agreement, is also stayed during bankruptcy. Interest due contractually and not paid totaled $4.2 million in 2001 and $0.3 million in 2000. The Company has Bankruptcy Court approval to make monthly adequate protection payments of $0.3 million, in respect of the revolving credit agreement, which began in November, 2000. The amount paid under the adequate protection program totaled $3.9 million in fiscal year 2001.

13.  SHAREHOLDERS' EQUITY

Common Stock

        Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

Common Stock Incentive Plan

        The Company has a Common Stock incentive plan that provides for the granting of stock options, stock appreciation rights, restricted stock or other stock-based awards. No such grants were made in fiscal 2001. Options outstanding at October 31, 2001 were granted at prices not less than 100% of the fair market value on the date of original grant. These options generally vest over five years and have maximum terms of 10 years and one day. Options for 87,689, 69,059 and 86,131 shares were exercisable under all option arrangements at October 31, 2001, 2000 and 1999, respectively. Under the existing stock incentive plan, there were 422,103 and 407,329 shares available for future grants at October 31, 2001 and 2000, respectively.

        The following summarizes transactions under all stock option arrangements for the years ended October 31, 2001, 2000 and 1999:

	Number of Shares	Per Share Option Price			Weighted Average Exercise Price
Outstanding as of November 1, 1998	156,104	$15.81	—	$52.42	$34.45
Granted	24,555			40.00	40.00
Exercised	(9,801)	15.81	—	35.00	23.64
Canceled	(7,967)	25.50	—	52.42	37.15

Outstanding as of October 31, 1999	162,891	$15.81	—	52.42	$35.81
Granted	97,500		—	28.75	28.75
Exercised	(14,065)	15.81	—	28.99	23.34
Canceled	(56,201)	25.50	—	52.54	36.01

Outstanding as of October 31, 2000	190,125	$15.81	—	$52.54	$33.05
Canceled	(14,774)	15.81	—	52.54	31.12

Outstanding as of October 31, 2001	175,351	$15.81	—	$52.54	$33.21

        The following summarizes information about all stock options outstanding at October 31, 2001:

	Options Outstanding
		Weighted-Average		Options Exercisable
Range of Exercise Prices	Number Outstanding at 10/31/01	Remaining Contractual Life (years)	Exercise Price	Number Exercisable at 10/31/01	Weighted Average Exercise Price
$15.01—20.00	219	0.1	$15.81	219	$15.81
$20.01—30.00	96,046	7.3	28.56	29,246	28.14
$30.01—40.00	55,817	5.1	36.51	40,896	35.74
$40.01—50.00	17,946	5.2	42.50	12,665	42.74
$50.01—52.42	5,323	4.6	51.98	4,663	51.92

Total	175,351			87,689

        Had compensation cost for stock option grants issued since November 1, 1996 been determined under the provisions of SFAS No. 123, the Company's net loss as well as basic and diluted loss per share would have been as follows:

	2001	2000	1999
	(In thousands except for per share amounts)
Years Ended October 31,
Net loss	$(36,246)	$(136,196)	$(2,518)
Basic loss per share	$(4.65)	$(17.57)	$(0.33)
Diluted loss per share	$(4.65)	$(17.57)	$(0.33)

        The pro-forma effect on net loss as well as basic and diluted loss per share for 2001, 2000 and 1999 is not representative of the pro-forma effect on net income in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1996.

        The fair value of each stock option granted in 2000 and 1999 (no options were granted in 2001) under the Company's plans was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value grants issued under the plans in 2000 and 1999:

	2000	1999
Expected volatility	21.58%	24.62%
Risk-free interest rates	6.23%	4.54%
Expected life	7 years	7 years
Dividend payments	None	None

        The weighted average fair values per share of stock options granted during 2000 and 1999 were $11.81 and $15.25, respectively.

Unearned Compensation

        The Company's GCC Investments, Inc. Incentive Pool Plan provides for performance-based compensation for certain employees based on certain investment events. A portion of the performance-based compensation may be paid in restricted shares, which vest over a period of time subsequent to the investment event. The balance in unearned compensation represents the unvested portion of the restricted stock award. Compensation expense related to the restricted shares is charged to the consolidated statement of operations pro-ratably over the vesting period or at the time the employee terminates their employment. Such expense totaled approximately $0.4 million in 2001, $1.6 million in 2000 and $0.6 million in 1999.

14.  RETIREMENT PLANS

        GCC has a non-contributory defined benefit pension plan covering substantially all full-time employees. GCC also sponsors an unfunded supplemental executive retirement plan, which provides certain employees additional pension benefits. Benefits under the plans are based on years of service and compensation prior to retirement. When funding is required for the defined benefit plans, the policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities. The components of the net periodic pension costs are as follows:

	2001	2000	1999
	(In thousands)
Years Ended October 31,
Service cost	$169	$413	$433
Interest cost	1,097	1,467	1,332
Expected return on plan assets	(2,035)	(2,426)	(2,483)
Amortization of prior service	(57)	76	76
Recognized actuarial gains	(118)	(529)	(161)
Amortization of transition asset	—	(298)	(298)

Total	(944)	(1,297)	(1,101)
Special termination benefit	—	—	4,284
Settlement gain on special termination benefits	—	(1,924)	—

Net pension (credit) charge	$(944)	$(3,221)	$3,183

        The following table sets forth the change in the defined benefit plans' funded status for the years ended October 31, 2001 and 2000:

	2001		2000
	Funded	Unfunded	Funded	Unfunded
	(In thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year	$12,255	$1,890	$19,268	$1,284
Service cost	135	34	358	55
Interest cost	1,044	53	1,323	144
Plan amendments	—	(1,256)	—	183
Actuarial gain (loss)	2,724	149	(294)	511
Benefits paid	(913)	—	(8,400)	(287)

Benefit obligation, end of year	$15,245	$870	$12,255	$1,890

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year	$21,715	$—	$29,459	$—
Adjustment for benefits paid	1,012	—	—	—
Actual return on plan assets	(844)	—	656	—
Company contributions	—	—	—	287
Benefits paid	(913)	—	(8,400)	(287)

Fair value of plan assets, end of year	$20,970	$—	$21,715	$—

Over (under) funded status	$5,725	$(870)	$9,460	$(1,890)
Unrecognized net transition asset	—	—	—	—
Unrecognized net actuarial gain (loss)	1,447	356	(3,274)	219
Unrecognized prior service cost (credit)	12	(745)	17	449

Net asset (liability) recognized in the consolidated balance sheets	$7,184	$(1,259)	$6,203	$(1,222)

        The significant actuarial assumptions as of the year-end measurement dates were as follows:

	Years Ended October 31,
	2001	2000	1999
Discount rate	7.25%	8.0%	8.0%
Rate of compensation increases	4.5%	4.5%	4.5%
Rate of return on plan assets	9.0%	9.0%	9.0%

        In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. The Company's contributions in fiscal years 2001, 2000 and 1999 were $0.4 million, $0.5 million and $0.5 million, respectively. The GCC Employee Stock Ownership Plan ("ESOP") is non-contributory.

15.  COMMITMENTS AND CONTINGENCIES

Leases

        GCC conducts the majority of its operations in leased premises under noncancelable leases which typically have initial lease terms of 20 years. In connection with the Bankruptcy Proceedings, all lease contracts, whether assumed or rejected, are subject to Bankruptcy Court approval. The commitments shown below reflect future lease obligations for all operating leases the Company has not rejected as part of the Bankruptcy Proceedings, and, therefore, may not reflect actual future cash outlays.

        These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases, following the initial lease term, for various periods up to an additional 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. Assuming renewal options are not exercised, the future minimum payments under noncancelable operating leases that the Company has not rejected as part of the Bankruptcy Proceedings as of October 31, 2001 were as follows:

Operating Leases
(In thousands)
2002	$57,647
2003	57,185
2004	59,028
2005	75,977
2006	49,762
Thereafter	405,044

$704,643

        Rent expense under noncancelable operating leases the Company has not rejected as part of its Bankruptcy Proceedings was as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Minimum rentals	$52,015	$80,049	$73,401
Percentage rentals based on revenues	1,026	2,354	3,096

	$53,041	$82,403	$76,497

        At October 31, 2001, the Company has outstanding $111.0 million of equipment and leasehold operating leases with several financial institutions under a lease financing arrangement. A receivable due from the financing institutions at October 31, 1999 of $15.5 million was reclassified to capital expenditures in 2000. The Company has Bankruptcy Court approval to make monthly adequate protection payments of approximately $1.1 million, in respect of the lease financing arrangement.

Litigation

        On October 11, 2000, the Company and 30 of its domestic subsidiaries filed to reorganize under Chapter 11 of the United States Bankruptcy Code, and six of its domestic subsidiaries filed for liquidation under Chapter 7 of the United States Bankruptcy Code (See Notes 1, 2 and 3).

        GCC is involved in various other suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

16.  POST-RETIREMENT HEALTH CARE BENEFITS

        The Company provides health care benefits for retired employees that are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $0.3 million, $0.5 million and $0.4 million during fiscal 2001, 2000 and 1999, respectively, for post-retirement health care benefit claims.

        Net post-retirement benefit costs are as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Service cost	$7	$7	$18
Interest cost	442	475	311
Net amortization and deferral	(101)	104	(101)

Net post-retirement benefit cost	$348	$586	$228

        The following table sets forth the funded status of the Company's post-retirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets:

	2001	2000
	(In thousands)
Change in benefit obligation:
Benefit obligation, beginning of year	$6,211	$4,170
Service cost	7	7
Interest cost	442	475
Actuarial loss	679	104
Benefits paid	(306)	(473)
Special termination benefits	—	1,928

Benefit obligation, end of year	7,033	6,211

Fair value of plan assets	—	—

Under funded status	(7,033)	(6,211)
Unrecognized net actuarial gain	(1,372)	(2,152)

Net liability recognized in the balance sheets	$(8,405)	$(8,363)

        The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.0% in fiscal 2001 and 10% in fiscal 2000, gradually declining to 5.0% in fiscal 2005. Measurement of the accumulated post-retirement benefit obligation was based on an assumed 7.25% discount rate for 2001 and 8.0% discount rate for 2000 and 1999. If the health care cost trend rate assumptions were increased by 1.0%, the accumulated post-retirement obligation as of October 31, 2001 would be increased by $0.5 million. The effect of this change on the service cost and interest cost would not be material.

17.  INCOME TAX BENEFIT (PROVISION)

        Income tax benefit (provision) was as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
CURRENT
Federal	$—	$(399)	$8,666
State	—	(57)	—

	—	(456)	8,666
DEFERRED
Federal	—	(7,774)	(6,245)
State	—	(1,111)	(892)

	—	(8,885)	(7,137)

	$—	$(9,341)	$1,529

        No income taxes were recorded in 2001 as a result of the Company's net operating loss carryforward position. GCC's effective income tax rate was 7.4% in 2000 and 40.0% in 1999. The differences between the statutory federal tax rate and the effective tax rate for 2001 and 2000 are due primarily to the recording of a valuation allowance. The difference between the statutory federal tax rate and the effective tax rate for 1999 is due primarily to state income taxes. Significant components of the Company's net deferred income tax liability (asset) stated on a gross basis at October 31, were as follows:

	2001	2000
	(In thousands)
GROSS DEFERRED INCOME TAX ASSETS
Financial accruals and reserves	$26,512	$17,267
Investment write downs	19,115	14,454
Impairment of theatre assets	12,273	12,590
Post-retirement health care benefits	3,362	3,345
Net operating loss carryforwards	32,046	20,975
Self insurance accruals	3,216	3,836

Total deferred tax assets	96,524	72,467
Valuation allowance	(76,771)	(55,168)

NET DEFERRED INCOME TAX ASSETS	19,753	17,299
GROSS DEFERRED INCOME TAX LIABILITIES
Basis difference in fixed assets	19,753	17,299

Total deferred income tax liabilities	19,753	17,299

Net deferred tax liability	$—	$—

        The Company anticipates utilizing its deferred tax assets only to the extent of its deferred tax liabilities. Accordingly, the Company has fully reserved all remaining deferred tax assets, which it presently cannot utilize.

        As of October 31, 2001, the Company has net operating loss carryforwards of approximately $91.0 million, which will begin to expire in 2021.

18.  SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified three reportable segments: one segment is the domestic theatre operation (which encompass all theatres in the continental United States); the second segment includes the Company's joint venture in South America; and the final segment primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations, and its South American operations are new theatre ventures in markets that are dissimilar to the United States market. The other expenses segment primarily includes the regional and home office administration. The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation, impairment, restructuring and reorganization items. Information concerning (loss) earnings before income taxes has also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.

TOTAL COMPANY

	Year Ended October 31, 2001
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$203,551	$43,112	$—	$246,663	$(43,112)	$203,551
Concessions	85,606	12,272	—	97,878	(12,272)	85,606
Other	9,286	4,729	—	14,015	(4,729)	9,286

Total revenues	298,443	60,113	—	358,556	(60,113)	298,443

Earnings (loss) before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	18,620	9,102	(1,763)	25,959	(9,102)	16,857
Depreciation	12,923	9,114	78	22,115	(9,114)	13,001
Disposition, impairment, restructuring and reorganization items	14,551	700	6,997	22,248	(700)	21,548
Net investment income (loss)	18	1,645	(9,772)	(8,109)	(1,645)	(9,754)
Earnings (loss) before income taxes	(8,977)	(4,193)	(24,135)	(37,305)	1,624	(35,861)
Total assets	103,979	109,029	76,486	289,494	(69,625)	219,869
Total capital expenditures	1,568	15,277	6	16,851	(15,277)	1,574

	Year Ended October 31, 2000
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$237,093	$55,426	$—	$292,519	$(55,426)	$237,093
Concessions	105,056	17,528	—	122,584	(17,528)	105,056
Other	15,893	4,107	—	20,000	(4,107)	15,893

Total revenues	358,042	77,061	—	435,103	(77,061)	358,042

(Loss) earnings before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	(5,343)	12,542	(4,213)	2,986	(12,542)	(9,556)
Depreciation	17,156	8,233	99	25,488	(8,233)	17,255
Disposition, impairment restructuring and reorganization items	51,345	—	14,515	65,860	—	65,860
Net (loss) investment income	70	1,905	(19,904)	(17,929)	(1,905)	(19,834)
Loss before income taxes	(74,728)	(2,417)	(44,080)	(121,225)	(310)	(121,535)
Total assets	117,268	116,583	93,596	327,447	(76,108)	251,339
Total capital expenditures	56,301	18,554	5,150	80,005	(18,554)	61,451
	Year Ended October 31, 1999
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$255,752	$45,010	$—	$300,762	$(45,010)	$255,752
Concessions	115,093	14,577	—	129,670	(14,577)	115,093
Other	15,305	2,595	—	17,900	(2,595)	15,305

Total revenues	386,150	62,182	—	448,332	(62,182)	386,150

Earnings (loss) before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	5,127	6,341	(7,246)	4,222	(6,341)	(2,119)
Depreciation	16,071	6,870	185	23,126	(6,870)	16,256
Disposition, impairment, restructuring and reorganization items	(4,718)	—	—	(4,718)	—	(4,718)
Net investment income	40	825	20,076	20,941	(825)	20,116
Earnings (loss) before income taxes	(6,637)	(8,282)	9,163	(5,756)	1,934	(3,822)
Total assets	138,141	142,982	178,576	459,699	(84,092)	375,607
Total capital expenditures	18,123	33,507	2,844	54,474	(33,507)	20,967

        As a result of the Company's filing of a petition for reorganization under Chapter 11 of the United States Bankruptcy Code, management no longer reviews its domestic theatre operations in the segments of core market, other markets, impaired theatres and other expenses. Below is a condensed operating statement for 2001 that provides financial data of those theatres that were open at October 31, 2001 and those theatres closed during 2001.

GENERAL CINEMA THEATRES, INC.

	Theatres Open at October 31, 2001	Theatres Closed in 2001	Total Domestic
	(In thousands)
Revenues
Admissions	$202,703	$848	$203,551
Concessions	85,092	514	85,606
Other	9,229	57	9,286

	297,024	1,419	298,443

Costs and expenses
Film rentals	105,802	324	106,126
Concessions	15,328	114	15,442
Theatre operating expenses	146,924	898	147,822

Theatre cash flow(1)	$28,970	$83	$29,053

# of locations	73	7
# of screens	677	28

(1)
Theatre cash flow is the domestic theatres' earnings (loss) before interest, taxes, depreciation, disposition, impairment, restructuring and reorganization items without consideration of general and administrative expenses.

19.  COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(In thousands except for per share amounts)
Revenues	$86,311	$61,986	$85,250	$64,896	$298,443
Gross profit	10,566	3,778	11,833	3,705	29,882
Net loss	(3,390)	(8,740)	(15,115)	(8,616)	(35,861)
Net loss per share
Basic	$(0.44)	$(1.12)	$(1.94)	$(1.10)	$(4.60)
Diluted	$(0.44)	$(1.12)	$(1.94)	$(1.10)	$(4.60)
	2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Full Year
	(In thousands except for per share amounts)
Revenues	$97,863	$79,313	$108,631	$72,235		$358,042
Gross profit	7,683	846	8,849	(6,450)		10,928
Earnings (loss) before effect of accounting change	1,909	(6,005)	(10,077)	(116,703)		(130,876)
Cumulative effect of an accounting change, net	(2,806)	—	—	(1,870)		(4,676)
Net loss	(897)	(6,005)	(10,077)	(118,573	)(1)	(135,552)
Net loss per share
Basic
Earnings (loss) before effect of accounting change	0.25	(0.77)	(1.30)	(15.06)		(16.89)
Cumulative effect of an accounting change, net	(0.37)	—	—	(0.24)		(0.60)
Net loss	(0.12)	(0.77)	(1.30)	(15.30)		(17.49)
Diluted
Earnings (loss) before effect of accounting change	0.25	(0.77)	(1.30)	(15.06)		(16.89)
Cumulative effect of an accounting change, net	(0.37)	—	—	(0.24)		(0.60)
Net loss	(0.12)	(0.77)	(1.30)	(15.30)		(17.49)

(1)
The net loss in the fourth quarter includes a charge for restructuring and reorganization of $70.0 million and an impairment charge of $9.6 million (See Note 6).

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders GC Companies, Inc., Debtor-in Possession
Chestnut Hill, Massachusetts

We have audited the accompanying consolidated balance sheets of GC Companies, Inc. and subsidiaries, Debtors-in-Possession (the "Company"), as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GC Companies, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company and certain of its subsidiaries filed petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. A Reorganization Plan was filed December 21, 2001. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for costs of start-up activities in 2000 to conform with the American Institute of Certified Public Accountants Statement of Position 98-5.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced significant losses from operations. On October 11, 2000, the Company and certain of its subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. The Company has filed a reorganization plan with the United States Bankruptcy Court on December 21, 2001 (the "Reorganization Plan"). The Reorganization Plan has not been confirmed by the United States Bankruptcy Court. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
January 24, 2002

9,000,000 Shares

AMC Entertainment Inc.

Common Stock

PROSPECTUS
March 13, 2002

Salomon Smith Barney
Goldman, Sachs & Co.

Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston
Lehman Brothers
UBS Warburg

QuickLinks

TABLE OF CONTENTS
SUMMARY
Who We Are
Our Strategy
The Industry
Proposed Acquisition of GC Companies
Risk Factors
Additional Information
Recent Developments
The Offering
Summary Financial and Operating Data
Summary Pro Forma Financial Data
RISK FACTORS
Risks Related to the Industry
Risks Related to Our Business
Risks related to our common stock and this offering
FORWARD-LOOKING STATEMENTS
PRICE RANGE OF OUR COMMON STOCK AND OUR DIVIDEND POLICY
USE OF PROCEEDS
DILUTION
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PROPOSED ACQUISITION OF GC COMPANIES
MANAGEMENT
Summary Compensation Table
Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AMC ENTERTAINMENT INC. CONDENSED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
AMC ENTERTAINMENT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
AMC ENTERTAINMENT INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AMC ENTERTAINMENT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except per share data)
AMC ENTERTAINMENT INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 27, 2001 (Unaudited)
REPORT OF INDEPENDENT ACCOUNTANTS
AMC Entertainment Inc. CONSOLIDATED STATEMENTS OF OPERATIONS
AMC Entertainment Inc. CONSOLIDATED BALANCE SHEETS
AMC Entertainment Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS
AMC Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended March 29, 2001, March 30, 2000 and April 1, 1999
AMC Entertainment Inc. STATEMENTS OF OPERATIONS BY QUARTER
AMC Entertainment Inc. RECONCILIATION OF STATEMENTS OF OPERATIONS BY QUARTER AS REPORTED IN FORM 10-Q TO FORM 10-K
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED BALANCE SHEETS
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED STATEMENTS OF OPERATIONS
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED STATEMENTS OF CASH FLOWS
GC Companies, Inc. Debtor-In-Possession NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Liabilities Subject to Compromise
Principles of Presentation
Revenues
Film Rental Costs
Net Loss Per Share
Significant Estimates
Recent Accounting Pronouncements
Changes in Presentation
Investment Activity—Marketable Equity Securities
Investment Activity—Portfolio Investments Accounted for Under the Cost Method
Investment Activity—Portfolio Investments Accounted for Under the Equity Method
Investment Activity—Summary of Results Shown in the Consolidated Statements of Operations
RECENT DEVELOPMENTS IN ARGENTINA